UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Woori Investment Bank Co., Ltd.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Republic of Korea

(Jurisdiction of Subject Company’s Incorporation or Organization)

Woori Financial Group Inc.

(Name of Person(s) Furnishing Form)

Common Shares of Woori Investment Bank Co., Ltd.

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Eung-Chul Kim

Woori Investment Bank Co., Ltd.

182, Geumnam-ro, Dong-gu

Gwangju, Korea

(Tel) +82-062-221-6600

with a copy to:

Johneth C. Park, Esq.

Sheppard Mullin Richter & Hampton LLP

Foreign Legal Consultant Office

West Tower 23F, Mirae Asset Center 1 Building

26 Eulji-ro 5-gil, Jung-gu, Seoul 04539, Korea

(Tel) +82-02-6030-3030

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Prospectus, dated July 7, 2023, attached hereto as Exhibit 1.

(b)	Not applicable

Item 2.	Informational Legends

A legend in compliance with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Woori Financial Group Inc. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Not Applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kon-Ho Kim
(Signature)

Kon-Ho Kim, Managing Director
(Name and Title)

Woori Financial Group Inc.

July 7, 2023
(Date)

Important information

This exchange offer involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

Exhibit 1

PROSPECTUS

SUMMARY INFORMATION

Note: Capitalized term used in this “Summary Information” section without definitions have the meanings ascribed to them in the main body of this document.

I. INVESTMENT RISK FACTORS

The investment risk factors set forth below are a brief summary of key investment risk factors that are provided in the main body of this document to boost investors’ understanding. For details of the investment risk factors, please see the “Main Body – Section 1. Overview of [Merger, etc.] – VI. Investment Risk Factors.”

Business Risks

[Business Risks of Woori Financial Group, Wholly Owning Parent Company]

A. Risk related to the competitiveness and business performance of the subsidiaries

Woori Financial Group Inc. (“Company” or “Woori Financial Group Inc.” or “Woori Financial Group”) is a financial holding company established under the FHCA. Financial holding companies like the Company are not allowed to engage in other profit-making businesses except for managing the business of their subsidiaries, such as financial support and investment support for a subsidiary, and the affairs incidental thereto. Hence, the major source of income is the dividends from their subsidiaries. Accordingly, the competitive elements of a financial holding company are directly related to the competitiveness of its subsidiaries within their respective industries. The Company engages in the financial industry, including its major subsidiary Woori Bank, and other subsidiaries in credit card, capital, merchant banking, asset management, and real estate trust industries. If the Company and its subsidiaries fail to have an efficient business management, such failure may have a negative impact on its overall business conditions. The market competitiveness and business performance of the subsidiaries may have a direct impact on the competitiveness and profit of the Company. Please be advised that investors should have a comprehensive review on the business of its subsidiaries to examine the business risks of the Company.

B. Risk associated with changes in the overall regulatory system

The financial industry is a country’s key industry and regulated industry. It is highly affected by the regulations of the financial authorities and the government policies. In other words, the Company and its subsidiaries are exposed to the risk of profitability fluctuations due to environmental and institutional changes affecting its subsidiaries. Therefore, investors should take into account not only the competitiveness of each subsidiary but also the external environments, such as macro-economics and government regulations.

C. Risks from changes in domestic and foreign financial markets

Risks from economic uncertainty at home and abroad have significant effects on the financial industry, which directly or indirectly affect the financial industry. Our group, including the Company, is also greatly affected by changes in domestic and foreign financial markets with the result that fluctuations in interest rates, exchange rates, bond and stock prices, and other market factors directly or indirectly affect the Company’s business operations. Investors should be aware of such risks.

D. Risk related to increase of double leverage ratio

The double leverage ratio is a financial holding company’s total amount of investment in its subsidiaries compared to its equity capital. Any amount exceeding 100% is capital amount contributed by the holding company through its borrowing, and the financial authorities recommend the holding company not to exceed 130%. If the double leverage ratio of holding company exceeds such 130%, it may be adversely affected at the time of evaluation of business status.

The average double leverage ratio of Korean financial holding companies is 115.57% as of the end of 2022. However, given their capital structures, which are largely rely on dividends from core subsidiaries, the double leverage ratio may exceed 130%, which is recommended by the financial authorities, due to expansion of business scale including M&A in the future, uncertainty in the financial market and the regulators’ more tightened control. Investors should note that the Company may be sanctioned in case of exceeding such 130%.

E. Risks from fiercer competition due to restructuring of the financial industry

Financial companies are proceeding with M&As for the purpose of enlargement, diversification and creation of business synergy. As such, the financial industry is being restructured and competition is expected to be fiercer. Such fiercer competition may cause the profitability of financial holding companies, like the Company, to be worse in the future.

F. Risks related to personal information

Financial sector has often suffered leakage accidents of personal information, and hackers will continually attempt to hack customer information of financial companies, including the Company, in the future. Accordingly, it is necessary to tighten internal security through internal control procedures to protect customer information. Investors should note that any occurrence of such leakage accident may result in falling of reputation of the Company and its subsidiaries, costs related to claims for damages, and decrease in profits due to customer separation.

G. Risks of the Introduction and Growth of the Fintech Industry

The advance in innovative technologies pursuant to the fourth industrial revolution, a new type of financial service that combines technology with finance, Fintech (Fintech: Financial+Technology), is revamping the fundamentals of the financial industry. Accordingly, in the third regulation reform ministerial meeting held on May 2015, the government released the ‘Fintech Industry Promotion Method’, and proposed 3 major milestones and 11 detailed tasks, including the promotion of Fintech industry startups and growth, full-fledged public-friendly services, and establishment of the Fintech infrastructure. Further, the government announced the ‘Fintech Innovation Facilitation Method’ in March 2018, and suggested 4 policy directions towards achieving financial innovation: 1) testing and supporting innovative financial services, 2) sophistication of financial industry services, 3) expansion of Fintech market, and 4) response to Fintech innovation risks.

In October 2018, the government conducted regulatory reform to facilitate Fintech by launching a ‘Regulatory Reform T/F for Financial Innovation including Fintech, Etc.’ Further, the FSC proclaimed January 2019 to be the ‘golden time’ for Fintech acceleration, and established a 6 milestone strategy plan for focused and systematic support (① full use of financial regulation sandbox, ② revamping old regulations, ③ increasing Fintech investment, ④ fostering new industry sector, ⑤ supporting global market entry, ⑥ strengthening digital finance/security). In October 2019, the government announced a regulatory innovation method for the promotion of Fintech, and soon thereafter, the FSS released the ‘Fintech scale-up strategy plan’ in December 2019.

In January 2020, the amendments of the Enforcement Decrees of the three major data laws passed the national assembly (the Personal Information Protection Act, Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., Credit Information Act) and came into force in August 2020. Key amendments made in the three major data laws include the establishment of a safe data combination procedure, stronger stability of pseudonymized information, unification of personal information related Enforcement Decrees, fostering financial sector mydata industry. Once the ‘mydata’ era arrives pursuant to the above Enforcement Decree, personal information would be provided to Fintech companies only upon consent of the customers. Accordingly the industry must establish response measures and gear the direction of business strategies in accordance therewith.

With the emergence of this Fintech industry, while previous banks are provided with new opportunities to service financial information using Fintech technologies, investors are advised to note that the banks may face excessive competition pressure and lower profits in the new financial environment, as non-financial companies may also enter the Fintech market.

H. Risks from the emergence of internet primary banks

The FSC announced a policy direction for relaxation of regulations of internet primary banks in June 2015, and has issued licenses to three internet primary banks so far. The introduction of internet primary banks may lead to certain positive effects, such as cost-saving effects of internet banks, and promotion of product development by existing financial institutions, while it could cause a decrease in market share, price competitiveness and profitability of existing commercial banks due to fiercer competition. As such, investors should take note of the above.

I. Risks from strengthened anti-money laundering obligations

Recently, finance companies’ anti-money laundering obligations are being strengthened in Korea and abroad. As is the case with inspections by global and US financial authorities, the recent trend of inspections by the Korean financial authorities is to focus on the operational effectiveness in substance, rather than perfunctory compliance with the anti-money laundering system. Evaluation results, which are directly related to the competitiveness of financial business, are risk factors from the standpoint of finance companies, and could deteriorate the soundness of financial institutions subject to anti-money laundering regulation.

Meanwhile, according to the “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” (dated November 27, 2018) of the AML/CFT (Anti-Money Laundering/ Combating the Financing of Terrorism) Policy Council, Korea was evaluated in July of 2019 for the operation of AML/CFT system in accordance with the Mandate of FATF. Such evaluation involved checks by the international society of Korea’s AML/CFT system, and the results of such evaluation appear to be a measure of the transparency of Korea’s financial and judicial systems. Also, depending upon the results of such evaluation, Korea can be subject to subsequent checks, and can, if deemed negative based on such evaluation, be affected in, among others, the nation’s sovereign rating, financing costs of exporting companies, and foreign exchange transactions.

[Business Risks of Woori Investment Bank, Wholly-Owned Subsidiary]

A. Risks related to intensifying competition among financial investment companies

A. Merchant banks may perform basic business activities set forth in laws, incidental business activities prescribed by Presidential Decree and other business activities that it can concurrently perform, with licenses therefor in accordance with applicable laws. Following the enforcement of the FISCMA, there have been many opportunities in the merchant banking business that covers various business areas. However, there may be also limitations in continued growth of the merchant banking business due to deterioration of sales base and excessive competition caused by limitations in the number of branches and granting financial investment companies to enter the merchant banking business. Investors should take note of this.

B. Risks from the enlargement of and concurrent conduct of business areas by companies in the financial industry

In the environment where players in the financial industry are becoming larger and are concurrently conducting multiple businesses, merchant banks, which are in a relatively disadvantageous position in terms of size and sales network, are required to make changes in various aspects. Therefore, merchant banks should seek opportunities to survive and grow through enlargement or specialization of business areas and specialized and differentiated management strategies. If merchant banks fail to secure competitiveness, they may fall behind in the market. Investors should take note of this.

C. Risks from emergence of mega investment banks

The Korean government announced a “plan to improve the comprehensive financial investment business entity system for nurturing mega investment banks” in August 2016 and a “plan to nurture mega investment banks” in May 2017, which enabled financial investment companies with equity capital of KRW 4 trillion or more to provide short-term financing services. As of the date immediately preceding the filing date of this SRS, Mirae Asset Securities, Korea Investment & Securities, NH Investment & Securities, Samsung Securities and KB Securities, which satisfy the equity capital requirement, are designated mega investment banks, and Korea Investment & Securities, KB Securities, NH Investment & Securities and Mirae Asset Securities are issuing promissory notes with a license therefor from the FSC. There is a possibility that more securities companies are included as mega investment banks and obtain licenses to issue promissory notes in the future, which may intensify competition in the short-term financial business and have an adverse effect on profitability of the merchant banking business. Investors should take note of this.

D. Risks from business cycles at home and abroad

Provision of loans and acceptance of deposits by Woori Investment Bank are affected by business cycles as they consist of processes of procuring investment funds, providing medium and long-term loans or making investments with such investment funds, and collecting the investment funds through management of invested companies and enhancement of corporate value of the invested companies. Accordingly, the aforementioned business activities are greatly affected by risks from uncertainty of business cycles at home and abroad. Woori Group including Woori Investment Bank is greatly affected by changes to domestic and overseas financial markets, and as a result volatility of interest rates, prices of bonds and shares and other market factors directly and indirectly affect Woori Investment Bank’s business. Investors should take note of this.

E. Regulations-related risks

Merchant banks have such limit in their business as set forth by the FISCMA and its Enforcement Decree and the Financial Investment Business Regulations, and as of the end of 2023 1Q, it was confirmed that Woori Investment Bank has no item that is inconsistent with the management and supervision standards. However, there is a possibility that the limit in merchant banks’ business may restrict Woori Investment Bank’s business activities depending on Woori Investment Bank’s management performance and decisions. Therefore, investors are advised to continuously monitor the management status of Woori Investment Bank’s limit in its business.

F. Risks related to loan soundness

The non-performing loan (NPL) ratio of merchant banks decreased from 1.55% at the end of 2018 to 0.63% at the end of 2022. Woori Investment Bank has continuously made efforts to improve fundamentals through liquidation of bad debts and assets since its inclusion in Woori Financial Group, and its NPL ratio recorded 1.11% as of the end of 2023 1Q, which can be said to be good. However, decreasing rate of receivables collection and increasing rate of arrears due to economic downturn and contracting consumption may aggravate asset soundness. Aggravated asset soundness would result in heavier burden of bad debts and adversely affect the financial status of merchant banks. As the burden of management of asset soundness may continuously arise in the future, investors should take note of this.

G. Risks from security of personal information

Merchant banking business conducted by Woori Investment Bank must be premised on collection and retention of personal information to conduct financial transactions with financial investment companies and ordinary investors and is highly reliant upon IT due to the nature of the industry. In February 2017, the FSC and the FSS amended the “Guideline on Personal Information Protection in the Financial Sector” to support financial companies’ personal information protection service and to provide clear standards for provision of services. On June 28, 2019, Woori Investment Bank was ordered to pay an administrative fine in the amount of KRW 20 million for non-compliance with the obligation to tighten the right of access to personal credit information and for non-compliance with the obligation to separate retention of personal credit information. If any security accident such as personal information leakage occurs in the future, Woori Investment Bank may incur financial and non-financial damages such as the likelihood of being subject to sanctions by the supervisory authority, and payment of damages due to class action lawsuit by affected customers, and increased management expenses necessary for response to accidents including customer counseling, and payment of compensation as a result of secondary damage by leaked information, and adverse effect on its management as a result of large-scale sanctions on Woori Investment Bank and its management personnel. Investors should take note of this.

H. Risks from the introduction and growth of the fintech industry

The advance in innovative technologies pursuant to the fourth industrial revolution, a new type of financial service that combines technology with finance, Fintech (Fintech: Financial+Technology), is revamping the fundamentals of the financial industry.

In the third regulation reform ministerial meeting held on May 6, 2015, the FSC released the ‘Fintech Industry Promotion Method’, and starting from December 2015, non-contact real-name verification system as the essential requirement for the Fintech industry was commenced focusing on banks. In addition, the FSC announced the ‘Fintech Innovation Facilitation Method’ in March 2018, and suggested 4 policy directions towards achieving financial innovation: 1) testing and supporting innovative financial services, 2) sophistication of financial industry services, 3) expansion of Fintech market, and 4) response to Fintech innovation risks. In October 2018, the government conducted regulatory reform to facilitate Fintech by launching a ‘Regulatory Reform T/F for Financial Innovation including Fintech, Etc.’ In January 2019, the FSC established a 6 milestone strategy plan for focused and systematic support (① full use of financial regulation sandbox, ② revamping old regulations, ③ increasing Fintech investment, ④ fostering new industry sector, ⑤ supporting global market entry, and ⑥ strengthening digital finance/security). In October 2019, the FSC announced a regulatory innovation method for the promotion of Fintech, and soon thereafter, the FSS released the ‘Fintech scale-up strategy plan’ in December 2019. With the emergence of this Fintech industry, while existing financial companies are provided with new opportunities to service financial information using Fintech technologies, investors are advised to note that financial companies may face a new and competitive financial environment and lower profits, as non-financial companies may also enter the Fintech market.

I. Risks from strengthened anti-money laundering obligations

Recently, finance companies’ anti-money laundering obligations are being strengthened in Korea and abroad. As is the case with inspections by global and US financial authorities, the recent trend of inspections by the Korean financial authorities is to focus on the operational effectiveness in substance, rather than perfunctory compliance with the anti-money laundering system. Evaluation results, which are directly related to the competitiveness of financial business, are risk factors from the standpoint of finance companies, and could deteriorate the soundness of financial institutions subject to anti-money laundering regulation as a result of strengthened sanctions by major countries.

Meanwhile, according to the “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” (dated November 27, 2018) of the AML/CFT (Anti-Money Laundering/ Combating the Financing of Terrorism) Policy Council, Korea was to carry out mutual evaluation from January 2019 to February 2020 for the operation of AML/CFT system in accordance with the Mandate of FATF. Such evaluation involved checks by the international society of Korea’s AML/CFT system, and the results of such evaluation appear to be a measure of the transparency of Korea’s financial and judicial systems. Also, depending upon the results of such evaluation, Korea can be subject to subsequent checks, and can, if deemed negative based on such evaluation, be affected in, among others, the nation’s sovereign rating, financing costs of exporting companies, and foreign exchange transactions.

J. Risks from strengthened regulations on real estate

Woori Investment Bank’s PF loans have continued to show increases since 2015 in accordance with booming real estate market. Therefore, if the real estate business goes into recession and the economy suffers a slump, there is a possibility that the collection rate of such loans may decrease due to a fall in the value of real estate collaterals and the collection period may be prolonged due to rehabilitation proceedings of debtors, all of which may have an adverse effect on Woori Investment Bank’s profitability. The Korean government is continuously making efforts to control real estate prices by announcing its August 2, 2017 real estate policy, August 27, 2018 real estate policy, September 13, 2018 real estate policy, amendments to the price regulation of apartments in 2019, and its December 16, 2019 real estate policy. In particular, the plan to stabilize the housing market, the supplementary measures for stabilization of the housing market, and three revisions to the housing lease laws, which were announced in June, July and August 2020, respectively, are deemed to be the policies showing the Korean government’s strong commitment to stabilization of the housing market. Investors are advised to note that profitability of Woori Investment Bank’s business can be affected by uncertainty caused by factors such as the aforementioned government policies that cannot be controlled by Woori Investment Bank.

Company Risks

[Company Risks of Woori Financial Group, Wholly Owning Parent Company]

A. Risk of impact on profitability of financial holding company from changes in business performance of its subsidiaries

For the primary purpose of controlling, through ownership of shares, subsidiaries operating in the financial business or closely related to the financial business, Woori Financial Group was established on January 11, 2019 in accordance with the FHCA. A financial holding company, like Woori Financial Group, may not engage in any business for profit other than the business management of its subsidiaries and other duties incidental thereto, such as provision and management of loans and equity capital to its subsidiaries, in accordance with the relevant laws. Thus, the dividends from its subsidiaries are its main source of income of Woori Financial Group. As such, the competitiveness of financial holding company is directly related to the competitiveness of its subsidiaries in their respective industries.

Consolidated net income of Woori Financial Group as of 2023 1Q consist of the followings: 89.34% from banking business, 4.74% from credit card business, and 4.05% from capital business. Accordingly, Woori Financial Group’s profitability and cash flow are greatly affected by its subsidiaries’ operating environment and financial condition, and in order to predict Woori Financial Group’s future performance and competitiveness, it is necessary to review the overall financial industries to which its major subsidiaries, including banks, belong. Investors should keep this in mind.

B. Risks related to the soundness of assets of subsidiary bank

The asset soundness of the Company is similar to that of its subsidiary Woori Bank Co., Ltd. The NPL ratio and the delinquency rate of Woori Bank as of 2023 1Q recorded 0.19% and 0.28%, respectively. Woori Bank’s coverage ratio of allowance for bad debts recorded 264.76% as of 2023 1Q. However, we may not rule out the possibility of deterioration in the soundness of assets as loans may become non-performing loans, given the continuous restructuring of weak industries and failing companies, continuous instability of global economy, the concerns about local real estate market, and the excessive household loans compared to incomes. Investors should keep this in mind.

C. Possible decline in profitability if bank subsidiaries’ NIM falls

The composition of the Company’s NIM (Net Interest Margin) is expected to be more or less similar to the profit composition of Woori Bank Co., Ltd. As of 2023 1Q, Woori Bank Co., Ltd.’s ROA and NIM recorded 0.79%, and 1.59% respectively, showing positive overall profitability. However, there exists uncertainty due to slowing economic recovery, and Woori Bank has limitations in generating profits through expansion of loan assets due to the Korea government’s regulations on household debts. In such case, Woori Bank’s profitability including NIM may deteriorate.

Meanwhile, the Basel III Liquidity Coverage Ratio (LCR) regulation (high liquidity assets/ future net cash leakage for one month ≥100%) that is in effect since 2015 is also expected to act as a burden to the bank’s profitability. With stronger government regulation related to household debts, and the implementation of LCR regulation, the bank’s asset management policy is shifting towards a more conservative stance. Such change to the policy is expected to have an adverse effect on Woori Bank’s profitability. Investors are advised to take note of these issues.

D. Interest Rate Risks of the Bank Subsidiary

In light of the global spread of COVID-19, the US FOMC lowered the base interest rate by 0.5%p from 1.50%~1.75% to 1.00%~1.25% on March 3, 2020, and by 1%p to 0.00%~0.25% on March 3, 2020. The Bank of Korea, which froze the base interest rate in January and February 2020, lowered the base interest rate from 1.25% to 0.75% on March 16, 2020 and then to 0.5% again on May 28, 2020. However, the Monetary Policy Board raised the base interest rate by 0.25%p each in August and November 2021, and by another 0.25%p in January 2022. Such increase appears to have been made to curb soaring inflation. The Monetary Policy Board froze the base interest rate in February 2022, but raised it by 0.25%p each in April and May 2022. As the FOMC raised the base interest rate by 0.75%p from 0.75%~1.00% to 1.50%~1.75% in June 2022, the Monetary Policy Board raised the base interest rate by 0.50%p from 1.75% to 2.25% in July 2020 by taking into account impending Korea-US interest rate reversal and high inflation rate. The US Federal Reserve decided to raise the base interest rate by 0.75%p each in the FOMC in September and November 2022, and additional 0.50%p in December 2022, and 0.25% each in February, March and May 2023. The US base interest rate as of the business day immediately preceding the filing date of this SRS ranges between 5.00% and 5.25%. In Korea, the Monetary Policy Board decided to raise the base interest rate by 0.25%p in August 2022, and in just three months after July, the Bank of Korea took a big step of raising the base interest rate (by 0.50%p) to curb inflation and exchange rate on October 12, 2022, and raised the rate by 0.25%p on November 24, 2022 and another 0.25%p on January 13, 2023. However, as there were growing concerns over the national economy, Korea’s base interest rate was frozen three times in a row on February 23, April 11 and May 25, 2023 and is currently 3.50%. The recent market rate at home and abroad are difficult to predict due to economic and political circumstances at home and abroad, as well as various market variables that are out of control. We cannot exclude the possibility that the market rate would continue its upward trend. The increase in market interest rate, which is connected with financing cost, may act unfavorably to the profitability of Woori Bank Co., Ltd., a subsidiary of Woori Financial Group. This may also undermine the profitability of Woori Financial Group’s consolidated financial statement. Investors are advised to take note of these issues.

E. Possibility of satisfying capital adequacy under the Basel III system

As of 2023 1Q, Woori Financial Group’s BIS total equity ratio is 15.79%, while its Tier 1 and C-Tier 1 are 12.71% and 10.91% respectively, which satisfy such level (total equity ratio: 11.5%; Tier 1: 9.5%; C-Tier 1: 8.0%), including conservation buffer (2.5%) and D-SIB (1.0%), as required by Basel III.

However, in the future, Woori Financial Group may fail to satisfy the capital adequacy ratio because of the following reasons: increase in risky assets due to business deterioration resulting from economic depression in and out of Korea, increase in losses, increase in costs due to disposal of non-performing loans, downward adjustment of securities, increase in foreign exchange rates, change in the minimum capital adequacy ratio due to tightened capital adequacy system, change in calculation method of ratio, change in the Basel Committee standards, and other negative factors affecting the asset soundness and capital adequacy.

Meanwhile, Woori Financial Group was selected as a “Domestic Systemically Important Bank” (D-SIB) of 2022 by the FSC and should accumulate additional 1% equity. If the current equity ratio of Woori Financial Group is also maintained in the future, such equity ratio would be above the ratio required by the Korean government for capital control (total equity ratio: 11.5%; Tier 1: 9.5%; C-Tier: 1 8.0%). However, investors should note that there is still a risk that Woori Financial Group’s equity ratio may fail to meet such ratio as required by the Korean government for capital control in the future as its equity ratio may decrease due to the burden of cost of bad debts resulting from a decline in soundness of corporate loans caused by deterioration of Korean companies’ financial stability.

Therefore, Woori Financial Group is trying to maintain the capital adequacy through continued generation of stable profits, issuance of contingent convertible bonds and risk management. Investors are advised to continuously monitor Woori Financial Group’s capital adequacy.

F. Risks related to profitability of subsidiary engaging in card business

Woori Card Co., Ltd. accounts for approximately 4.85% (approximately KRW 45.9 billion) of Woori Financial Group’s consolidated net income for 2023 1Q. Woori Card ranks second only to Woori Bank Co., Ltd., and thus the performance of Woori Card affects the profitability and dividend income of Woori Financial Group. Korean credit card industry has undergone intensive restructuring since the credit card crisis in 2003 and is now in a mature stage. Deterioration of the profitability of Korean credit card industry is expected to continue due to fiercer competition and downward adjustment of card fee rate of merchants. Besides, given the stagnant growth of household income and the growth of household debts, the default ratio of card use charges may increase. Investors should note that deterioration of business profitability of Woori Card due to the above factors may give adverse effect to the financial condition of Woori Financial Group on a consolidated basis.

G. Risks related to profitability of subsidiary engaging in capital financing business

Woori Financial Capital Co., Ltd. accounts for approximately 4.14% (approximately KRW 39.2 billion) of Woori Financial Group’s consolidated net income for 2023 1Q. The profit structure of Woori Financial Capital Co., Ltd. is focused on auto financing and individual and general loans based on credit financial business. In particular, as of 2023 1Q, the portion of the auto financing assets accounts for approximately 50% of the entire assets, indicating its heavy reliance on auto financing assets. Such a profit structure may prove vulnerable to economic fluctuation or changes of conditions in the industry. Investors should take note of this.

H. Risk of profitability of subsidiary engaging in the merchant banking business

As of 2023 1Q, Woori Investment Bank Co., Ltd. accounts for around 0.85% (approximately KRW 80.1 billion) of Woori Financial Group’s consolidated net income. Competition has become fiercer in the merchant banking industry, which used to be the only financial industry in which the companies were permitted to concurrently engage in other financial business activities, because more financial institutions are participating in this market. Accordingly, it is difficult for Woori Investment Bank to improve its profitability only based on spread between deposits and loans. Woori Investment Bank is trying to expand its business areas focusing on the IB business and to increase the portion of fee income. However, if Woori Investment Bank’s profitability deteriorates due to fiercer competition with other financial institutions and poor performance of new business, the profitability of Woori Financial Group would be adversely affected thereby. Investors should keep this in mind.

I. Risks from contingent liabilities and commitments

Due to the nature of financial industry, to which Woori Financial Group belongs, there may occur litigations and contingent liabilities in the course of business activities. If the amount of such litigations and contingent liabilities becomes large, it may give adverse effect not only to the performance of subsidiaries but also to that of Woori Financial Group. As of the business day immediately preceding the filing date of this SRS, there are outstanding payment guarantees, etc. of Woori Financial Group, which are related to pending litigations and business activities of its subsidiaries. As of the date immediately preceding the filing date of this SRS, there are 520 litigations (excluding litigations brought to merely extend prescription in relation to loans and litigations involving fraud) brought against member companies of Woori Financial Group (total litigation value: KRW 575,835 million), and the litigation provision is KRW 25,675 million. We cannot reasonably foresee the results of pending litigations, and Woori Financial Group’s financial condition could be affected by the judgments thereof to certain extent. Investors should take note of this.

J. Risks regarding legal regulation on financial holding companies

The Company is required to comply with such requirements as restrictions on capital contribution by financial holding companies under the FHCA, restrictions on extending credit facilities to the same borrowers, the same companies and major investors and restricted acts of subsidiaries, etc. Investors should note that the said legal regulations may be applicable.

K. Risks involved in acquiring new companies

The board of directors of the Company adopted a resolution in March 2019 to take over Tongyang Asset Management Co., Ltd. and ABL Asset Management Co., Ltd. (formerly known as Allianz Asset Management) and also resolved to acquire the shares in Kukje Asset Trust Co., Ltd. in June 2019, the shares in Aju Capital Co., Ltd. in October 2020 and the shares in Woori Savings Bank Co., Ltd. in March 2021.

The (formerly known as) Tongyang Asset Management Co., Ltd. was then included as the subsidiary of the Company as of August 1, 2019 (ownership: 73%, acquisition amount: approximately KRW 122.4 billion) and changed its name as Woori Asset Management Corp. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on August 1, 2019).

The (formerly known as) ABL asset management Co., Ltd. became the subsidiary of the Company as of December 6, 2019 (ownership: 100%, acquisition amount: approximately KRW 33 billion) and changed its name as Woori Global Asset Management Co., Ltd. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on December 6, 2019).

On July 25, 2019, the Company entered into the share purchase agreement (SPA) to take over the ownership of (formerly known as) Kukje Asset Trust (renamed as Woori Asset Trust). The procedures for the inclusion of Woori Asset Trust as the subsidiary of the Company were completed on December 30, 2019 (ownership: 51%, acquisition amount: approximately KRW 224.2 billion). (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on December 30, 2019).

After that, the Company completed the procedure for inclusion of (formerly known as) Aju Capital (renamed as Woori Financial Capital Co., Ltd.) as the subsidiary of the Company on December 10, 2020 by exercising the preferential right to purchase held by Woori Bank Co., Ltd., a subsidiary of the Company (ownership 74%, acquisition amount: approximately KRW 572.4 billion). (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on December 10, 2020).

With that, (formerly known as) Aju Savings Bank (renamed as Woori Savings Bank Co., Ltd.), a wholly owned subsidiary of Aju Capital, became a sub-subsidiary of the Company. The process was completed on March 12, 2021. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on March 12, 2021).

In addition, the Company additionally acquired 13.3% of ownership of Woori Financial Capital Co., Ltd. (excluding treasury shares, 12.9% of ownership including treasury shares) on April 15, 2021, additionally acquired treasury shares of Woori Financial Capital Co., Ltd. (3.6% of ownership) on May 24, 2021, issued 5,792,866 new shares of the controlling company to the shareholders of Woori Financial Capital Co., Ltd. excluding the controlling company through comprehensive share exchange, acquired the remaining shares (9.5%) of Woori Financial Capital and Woori Financial Capital became a fully owned subsidiary of the Company.

On January 7, 2022, the Company established Woori Financial F&I which is an investment company for bad debt and restructuring companies (ownership: 100%, share subscription amount: KRW 200 billion) and Woori Financial F&I became a subsidiary of the Company.

The Company will continue to diversify its business structure by acquiring small-sized businesses including VC in the short-term and securities companies and insurance companies in the medium-and long-term. Accordingly, Woori Financial Group executed an SPA with DAOL Investment & Securities Co., Ltd. in order to take over 52% of the controlling shares of DAOL Investment Co., Ltd. last February, completed the transaction on March 23, and it became the 15th subsidiary. Upon the inclusion as a subsidiary, the name of the company was changed to Woori Venture Partners, and Woori Venture Partners is a No. 5 venture capital company operating a fund with a scale of approximately KRW 1.4 trillion as of the end of last year. As such, investors should note that the difference in such fields as management, business areas and business cultures arising from the Company’s pursuit of new businesses and the strategy of strengthening non-banking sector may affect the Company’s business.

L. Reputation risks due to fund sales by the bank subsidiary

Financial markets both at home and abroad are faced with increasing volatility caused by the possibility of global economic downturn, U.S.-China trade dispute, COVID-19 and so on. For these reasons, interest rates have increasingly been volatile and increasing interest rate volatility has posed the possibility of losses on the part of investors as the derivative products linked to overseas interest rates have fallen below the barrier price. As such, the FSS conducted a joint inspection on financial institutions including Woori Bank Co., Ltd. on August 23, 2019, followed by another inspection later.

In that regard, the FSC convened the fourth regular meeting on March 4, 2020 and passed a resolution to enforce the measures the FSS had suggested after conducting an inspection on KEB Hana Bank Co., Ltd. and Woori Bank Co., Ltd. in connection with the derivative-linked financial products (DLF). Woori Bank Co., Ltd. was ordered (i) partial suspension on its business (i.e., no new sales of PEFs) for six months along with administrative fines and sanctions for violating the obligation of delivering investment prospectus and the regulations on advertisement of PEFs.

Meanwhile, the Lime Asset Management announced on October 8, 2019 that it would suspend redemption for ‘Pluto FI D-1’ and ‘Tethys 2’ due to difficulties in securing liquidity. Please refer to the regular briefing of the FSS (July 1, 2020) Results of the Financial Dispute Settlement Committee related to the Lime Trade Finance Fund ..

As for the estimates for the down-payment to be returned and indemnification for loss that Woori Bank Co., Ltd. may have to pay as a result of dispute settlement by FSS regarding the losses on the part of the customers due to delayed fund redemption by Lime Asset Management, Woori Bank Co., Ltd. determined to deem the best estimates for the disbursement as provisions required to perform its obligation. As of the first quarter of 2023, Woori Bank recognized KRW 121.6 billion as estimated liabilities for the Lime Asset Management case.

At the 20th FSC regular meeting in November 2022, the FSC passed a resolution to enforce the measures to suspend business of selling PEFs for three months related to Woori Bank’s mis-selling of Lime Fund (administrative fines imposed in advance).

Investors should note that it is currently difficult to determine the scale of losses from the fund as the redemption of the fund was delayed, which may adversely affect the Company’s reputation in relation to its retail finance services provided to individual customers.

M. Risk of potential debt reclassification by the International Accounting Standards Board (IASB) for amortization-type contingency capital securities (hybrid capital securities)

The International Accounting Standards Board (IASB) presently seeks to amend the IAS32 Financial Instruments. Under the plan, amortization-type contingent capital securities (hybrid capital securities) are likely to be reclassified into liabilities.

If the value of the contingent capital securities (hybrid capital securities) of Woori Bank and those issued by the Company, each worth around KRW 2,344.8 billion and KRW 2,893 billion respectively as of the end of March 2023 (consolidated), are reclassified into liabilities in the future, the total amount of consolidated debt of the Company will increase to KRW 451,232.1 billion from KRW 445,475.6 billion as of the end of March 2023, an increase of 1.0%. The debt ratio on a consolidation basis may increase by 314.4 percentage points to 1,680.7% from 1,366.3% as of the end of March 2023. In addition, the amount of consolidated debt of Woori Bank will increase by 1.0% to KRW 417,852.5 billion from KRW 415,507.7 billion as of the end of March 2023. The debt ratio on a consolidation basis may increase by 173.7 percentage points to 1,796.4% from 1,622.7% as of the end of March 2023 (any effects from exchange rate fluctuation are not reflected in reclassifying debts). Investors should be aware of such aspects.

N. Changes in the largest shareholder in accordance with the Korea Deposit Insurance Corporation’s sale of the Company’s remaining shares

The Public Fund Oversight Committee (the “Committee”) deliberated and passed a resolution selling the remaining shares of Woori Financial Group in the second half of 2021 at the 190th meeting on August 23, 2021, and notified the sale of the remaining shares of Woori Financial Group on September 9, 2021. Shares subject to sale were 10% at the most, the Submission of LOI was completed on October 8, 2021, the successful bidders were selected on November 22, 2021 and the sales procedure was completed on December 9, 2021. Investors should note that the largest shareholder of the Company has changed from the Korea Deposit Insurance Corporation to employee stock ownership association due to the result of the above sale.

O. Risks related to the occurrence of financial accidents

In April 2022, the Company recognized the occurrence of an embezzlement of an internal employee of Woori Bank which is an entity controlled by the Company. The factual grounds of this case are being inspected by related institutions. The Company perceived this case to have occurred after the reporting period requiring amendment, and has been reflecting the related amount on the financial statement since the end of 1Q in 2022.

Investors should note that Woori Bank has taken measures such as the accusation of the embezzler and provisional attachment of the discovered properties, and the amount of loss may change according to the results of the inspection.

On September 22, 2022, the FSS stated in its press release titled “Progress in Additional Investigation on Abnormal Foreign Currency Remittance of Banks (Provisional)” that it found circumstantial evidence of a total of 12 commercial banks including Woori Bank and Shinhan Bank of their abnormal foreign currency remittance, and undertook the inspection all at once. According to the press release, there are 82 companies suspected of abnormal foreign currency remittance confirmed from the 12 commercial banks with the amount of remittance around USD 7.22 billion and the confirmed details shall be shared among the related institutions (the Prosecution and the Korea Customs Service). Investors should note that the FSS is continuously monitoring the financial institutions that are suspected of abnormal foreign currency transactions, and there may be sanctions by the authorities in the future.

[Company Risks of Woori Investment Bank, Wholly-Owned Subsidiary]

A. Risks related to business portfolio

Woori Investment Bank is engaged in deposits and loans business, international financing business, securities business, etc. as the only one full-service merchant bank in Korea pursuant to the FISCMA. Woori Investment Bank is making efforts to break from the profit structure which currently relies on spread between deposits and loans and to diversify the profit structure; however, interest margin (interest income – interest expense) accounts for KRW 25.5 billion, which is approximately 62.59% of the total operating profit on a consolidated basis as of 1Q of 2023. Considering that the profit structure of Woori Investment Bank relies heavily on interest margin, the overall profitability of Woori Investment Bank may decrease if the interest margin decreases in the future. Meanwhile, profit and loss related to financial assets measured at fair value through profit or loss and foreign exchange transactions, which are major operating profit and loss items other than the interest margin, show great variability repeating profit and loss each financial year. Investors should note Woori Investment Bank’s reliance on interest margin and the variability of other profit and loss items for their investments.

B. Matters related to profitability

Woori Investment Bank’s operating profit for 2023 1Q was KRW 120.3 billion, which is a 27.7% increase year-on-year. Net income is also showing a continuous growth from KRW 19.1 billion in 2017 to KRW 91.8 billion in 2022, and the net income for 2023 1Q was KRW 8 billion which is a 59.9% decrease year-on-year. NIM (Net Interest Margin) which is one of the profitability indicators of Woori Investment Bank is continuously showing improvements due to the effects of expansion of operating assets such as loan receivables and the liquidation of bad assets (-1.0% in 2013 -> 1.96% in 2023 1Q). However, as interest margin accounts for a substantially high proportion of the profit as stated in the “Company Risks A. Risks related to Business Portfolios”, an adverse effect on the profitability of Woori Investment Bank may occur if interest margin decreases in the future, and as loan assets including real estate PF are recently on the rise, an adverse effect on the profitability of Woori Investment Bank may occur if there arise bad assets among the loan assets. Therefore, investors should comprehensively review developments in interest margin, fluctuations of ratio of income that does not from interests, such as income from fees, among the total income, and the soundness of Woori Investment Bank’s loans when investing.

C. Matters related to financial stability

Most of the liabilities held by Woori Investment Bank as of the end of 2023 1Q (75.6%) are deposits, and the deposits are comprised of issued bill deposits (KRW 3.753 trillion) and cash management account deposits (CMA deposits, KRW 118.5 billion). Deposits to Woori Investment Bank are protected due to its being a merchant bank, unlike those to financial investment companies; therefore, there is a low possibility of sudden withdrawal of funds in the form of bank run. In addition, liquidity ratio in Korean currency of Woori Investment Bank based on assets and liabilities with remaining maturity of not more than three month is in a good state at 204.24%. Cash flow from operating activities for 2023 1Q showed a net inflow of KRW 158.8 billion. However, increases and decreases of cash flow due to fluctuations of assets and liabilities due to operating activities may be temporary. Increase of assets due to operating activities may become a factor improving cash flow by increasing cash flow at the point of collecting the assets in the future, but if cash flow is continuously negative, it may adversely affect the financial stability of Woori Investment Bank. Investors should sufficiently review the developments in cash flow of Woori Investment Bank when investing.

D. Matters related to asset soundness

As of the end of 2023 1Q, securities of KRW 1.0164 trillion and loan receivables of KRW 1.2317 trillion accounted for 38.7% within the total asset of Woori Investment Bank of KRW 5.8003 trillion. Loan receivables are showing an increase together with the growth of PF market. Woori Investment Bank has seen a drastic increase of borrowings and bonds receivable following asset operation centered on loans since 2016; therefore, the exposure to credit risk may increase. Despite the fact that Woori Investment Bank has currently secured devices of credit reinforcement including completion guarantee or joint and several guarantee, the possibility of insolvency in the future shall not be ruled out as real estate PF inherently involves uncertainty, and any bad debts in the performing bond may adversely affect the profitability and asset soundness of Woori Investment Bank. Investors should note the risks related to real property PF held by Woori Investment Bank. Meanwhile, short-term electronic bonds, corporate bonds, public bonds/bank bonds held by Woori Investment Bank have high credit rating with low concern for debt repayment; therefore, it can be said that the credit rating of debt securities currently held by Woori Investment Bank as of 2023 1Q is very stable. However, investors should note that the asset soundness and profitability may be aggravated according to changes of conditions in the economy and the real estate PF market.

E. Matters related to capital adequacy

During the fiscal periods from the 39th (Apr 1, 2010 to Mar 31, 2011) to the 42nd (Apr 1, 2013 to Mar 31, 2014), Woori Investment Bank recorded consecutive net losses due to the insolvency of PF loans, which was driven by a downturn in domestic construction economy. Consequently, Woori Investment Bank’s capital underwent a significant reduction, resulting in its entering a state of capital erosion. However, starting in 2014, Woori Investment Bank implemented dedicated efforts to address non-performing assets and bolster capital, which led to improved profitability and capital expansion. As a result, Woori Investment Bank successfully recovered from capital erosion in the fourth quarter of 2019. Additionally, a paid-in capital increase of KRW 100 billion in November 2020 further strengthened its capital adequacy. Such successful improvement in Woori Investment Bank’s fundamentals was attributed to its proactive liquidation of bad debts and assets following its inclusion in Woori Financial Group, as well as the expansion of its top-line and earnings driven by growth in the real estate PF market. Furthermore, Woori Investment Bank’s BIS ratio as of 2023 1Q stands at 15.04%, well above the business guidance ratio of 8%. Still, investors need to continuously monitor the Woori Investment Bank’s capital adequacy, including BIS ratios.

F. Matters related to transactions with persons in a special relationship]

As of the end of the first quarter of 2023, Woori Investment Bank has outstanding debts to, among others, specially related persons (companies controlled by Woori Financial Group), Woori Bank, Woori Card and Woori Asset Trust Co., Ltd.. However, considering Woori Investment Bank’s current deposits and loans, operating funds, operating revenues and financial status, the debts are not deemed burdensome. Woori Investment Bank has entered into capital commitments worth KRW 10 billion and KRW 2 billion with Woori G GP Commitment Loan Private Investment Trust No.1 and Woori Shinyoung Growth Cap No.1 Private Investment Partnership, respectively. The transactions with specially related persons are of negligible amount, and considering the size of the revenues of Woori Investment Bank, the reliance on specially related persons is deemed insignificant. As transactions with stakeholders have the potential to increase in the future to maximize synergies within Woori Financial Group, investors are advised to closely monitor the specifics of such transactions and the reliance thereon.

G. Matters related to supervisory regulations on merchant banks

Merchant banks are subject to limits on business operation as well as monthly and quarterly supervisions under the FISCMA, the Enforcement Decree thereof, and the Financial Investment Business Regulations. As of the end of 2023 1Q, it was confirmed that Woori Investment Bank has no item that is inconsistent with the management and supervision standards. However, it is not advisable to rule out the possibility that the limits above may restrict Woori Investment Bank’s operations in the future depending on its business performance and decision-making outcomes. Therefore, investors are advised to continuously monitor how these limits are managed over time.

H. Matters related to derivatives

As of the first quarter of 2023, comprehensive income statements do not include any derivatives. However, if Woori Investment Bank acquires derivatives in the future, which are to be reflected as a transaction of derivatives in financial statements, any change in the fair value may trigger fluctuations in profit and loss related to such transaction, thus affecting the profitability of Woori Investment Bank. Furthermore, investors should note that Woori Investment Bank received an institutional warning in 2018 for engaging in unauthorized OTC derivative operations.

I. Matters related to contingent liabilities including litigation

As of the filing date of this SRS, Woori Investment Bank faces no pending litigation where it is the defendant with the claim amount exceeding KRW 1 billion or any other serious litigations. Woori Investment Bank has made KRW 521.4 billion worth of commitments, including the ones to purchase short-term bonds and notes, and the commitment balance is KRW 454.1 billion. Since 2014 when its business began to grow in earnest, Woori Investment Bank has been progressively expanding its real estate PF loans, resulting in a rise in contingent liabilities, including loan commitments. Therefore, investors are advised to continuously monitor such contingent liabilities, particularly regarding loan commitments.

J. Matters related to a risk of CMA mass withdrawal

Woori Investment Bank is engaged in the business of, among others, extension of short- and long-term loans to companies, CMA management, and investment in securities such as corporate bonds by leveraging funds raised from issued notes and CMA deposits. While the loss rate and credit risk associated with CMAs are insignificant, any sudden withdrawal of a substantial amount of deposits due to internal or external factors could potentially pose challenges to its operations. Therefore, investors should be aware of such possibility when making investment decisions.

Other Risks

A. Risks from share price volatility of Woori Financial Group

The share price volatility of Woori Financial Group may increase due to various reasons. Investors should note that the share price of Woori Financial Group may change as a result of issuing new shares for the Share Exchange. Once the Share Exchange is completed, a registered common share of Woori Investment Bank is converted to 0.0624346 registered common share of Woori Financial Group. As the share exchange ratio is fixed without any additional modification to reflect price changes of the shares of Woori Financial Group and Woori Investment Bank, there are risks of share price volatility in connection with the shares of Woori Financial Group which the shareholders of Woori Investment Bank receive as a result of share exchange. Furthermore, as the new issues allocated to the treasury shares acquired as a result of exercising appraisal right must be disposed of later to comply with the obligation of the disposal thereof, investors should note that it would also contribute to the share price volatility.

B. Risks related to suspension of old share certificates of Woori Investment Bank

The deadline for submitting old share certificates for the common shares of Woori Investment Bank, which will be a wholly owned subsidiary, is scheduled to be August 7, 2023. Investors of Woori Investment Bank should note that transaction of the common shares of Woori Investment Bank will be suspended from August 4 to August 25, 2023 which is one business day prior to the date on which transactions of the certificates of exchanged shares (common shares of Woori Financial Group) become possible.

C. Possibility of changes in legal and regulatory environment

Woori Financial Group and its subsidiaries conduct businesses in a legal and regulatory environment that is subject to change. They are also subject to penalties and other regulatory dispositions for any violation of applicable regulations.

D. Standards for Management & Supervision at KRX being tightened

The standards for management and supervision applicable to Woori Financial Group and other similar listed corporation have been tightened recently. If Woori Financial Group violates the listing regulation or any other applicable regulations, it may be subject to sanctions including suspension of trading, designation as administrative issue, listing maintenance review and delisting by KRX.

E. Possibility of correction during the review of disclosure

This SRS, (preliminary) Offering Circular and other accompanying documents are subject to partial change in the course of reviewing the relevant disclosure. If such changes are about the main points closely related to investment decision, they may cause some setbacks in the schedule. The schedule may also be changed in the course of business with related authorities. Accordingly, Investors should constantly check the progress.

F. Investment decisions and results are attributed to investors

Investors should not solely rely on the information specified in this SRS, including the details on the risk factors above, but use their own independent judgment in making investments. In addition, the fact that the SRS becomes effective does not necessarily acknowledge that the descriptions therein are true or correct nor guarantee or authorize the value of this securities.

G. Regarding taxation on share exchange

Investors should note that the Share Exchange is an over-the counter transaction, (including for shareholders exercising appraisal rights), and is thus subject to payments of corporate tax or income tax on the capital gains and securities transaction tax (0.35%). However, as the Share Exchange is a qualified comprehensive exchange under Article 38 of the Restriction of Special Taxation Act, it may be entitled to deferral of corporate or income tax and exemption of securities transaction tax (provided, that the foregoing does not apply to transfer due to exercise of appraisal rights). However, investors should be noted that the deferred corporate or capital gains tax must be paid if (i) Woori Investment Bank discontinues business within two years from the commencement date of a business year immediately following the business year in which the date of comprehensive share exchange falls, or (ii) controlling shareholders of the wholly owning parent company or wholly owned subsidiary dispose of at least one half of the shares acquired as a result of the comprehensive share exchange.

Please note that for the tax deferral to be applied, application for special taxation provisions for share exchange needs to be submitted (i) when making tax return for capital gains tax within two months from the end of the semi-annual period in which the date of the Share Exchange falls, or (ii) when making tax return for the business year which the date of the Share Exchange falls; and for the exemption of securities transaction tax, application for exemption of securities transaction tax must be submitted. For specific procedures, please consult the securities firm entrusted with the share certificates or the custodian bank in Korea.

H. Risks involved in shares with mutual ownership without voting rights and fluctuations in the share price of Woori Financial Group caused by disposal of such shares

It should be noted that the shares which Woori Investment Bank, a subsidiary, receives in connection with the treasury shares acquired as a result of exercising appraisal rights by the shareholders dissenting from the Share Exchange and the shares (new shares) of Woori Financial Group to be distributed in connection with the treasury shares held by Woori Investment Bank as of the date preceding the filing date of this SRS are the shares in mutual ownership prescribed in Article 369(3) of the Commercial Act and thus do not have voting rights.

Woori Investment Bank is required to dispose of the shares of Woori Financial Group allotted for the treasury shares to be acquired as a result of exercising appraisal right of Woori Financial Group’s shareholders dissenting from the Share Exchange within 3 years from the date of acquisition (August 8, 2023, which is the share exchange date) under Article 62-2(1) of the FHCA. Furthermore, Woori Investment Bank is also required to dispose of the shares of Woori Financial Group allotted for the treasury shares it holds as of the date preceding the filing date of SRS within 6 month under Article 342-2 of the Commercial Act. As of the date preceding the filing date of this SRS, Woori Investment Bank holds 69,076 treasury shares. Consequently, Woori Investment bank will be holding 4,312 shares of Woori Financial Group (which is 0.00% of the total issued and outstanding shares) based on the share exchange ratio. Therefore the impact on the share price of Woori Financial Group is anticipated to be insignificant. However, if appraisal rights are unexpectedly exercised in a large scale, Woori Investment Bank may sell a significant number of the shares of Woori Financial Group to fulfill the share disposal obligation under the FHCA. Investors should be noted that this may affect the price of the shares of Woori Financial Group adversely.

I. Risks related to Small-Scale Share Exchange

The shares newly issued to Woori Investment Bank by Woori Financial Group for the share exchange represent 3.10% of the total issued shares of Woori Financial Group, and Woori Financial Group meets the requirements for small-scale share exchange prescribed under Article 360-10 of the Commercial Act. The exception for small-scale share exchange allows the approval of the board resolution to substitute for approval at the general meeting of shareholder for the purpose of approval of share exchange, and the shareholders of Woori Financial Group are not granted appraisal rights.

J. Risks related to de-listing of Woori Investment Bank

Woori Financial Group is a KOSPI listed corporation in the securities market as of the submission date of the SRS and will continue to maintain the status after the comprehensive share exchange. Woori Investment Bank, which becomes a wholly owned subsidiary after the comprehensive share exchange, will be delisted on August 28, 2023 pursuant to the KOSPI Market Listing Regulation. The scheduled date for delisting, however, is currently the expected date as of disclosure and may be changed by consultation with relevant authorities. Investors who receive common shares of Woori Financial Group through a comprehensive share exchange before delisting of Woori Investment Bank or dissent from the comprehensive share exchange will receive cash (share purchase price as a result of exercising appraisal rights) by exercising appraisal rights. Please note that investors will have an opportunity to recover their investments before the date of delisting.

K. Risks related to disposal of fractional shares

The shares of Woori Investment Bank held by the shareholders listed on the register of shareholders of Woori Investment Bank, which will become a wholly owned subsidiary, as of the Share Exchange Date (expected to be on August 8, 2023) excluding Woori Financial Group (but including Woori Investment Bank itself for the treasury shares that Woori Investment Bank acquired due to the exercise of the appraisal rights of its shareholders opposing to the Share Exchange and for the treasury shares held by Woori Investment Bank as of the date preceding the filing date of SRS, hereinafter the “shareholders subject to share exchange”) shall be transferred to Woori Financial Group on the Share Exchange Date. In return for this exchange, Woori Financial Group shall allot a total of 22,541,465 newly issued common shares to the shareholders subject to share exchange at the exchange ratio of one common share of Woori Investment Bank to 0.0624346 common shares of Woori Financial Group.

If a fractional share, which is less than one whole share, arises as Woori Financial Group allots its shares to the shareholders subject to share exchange according to the above exchange ratio, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX KOSPI Market) within one month from the Share Exchange Date. As such, investors should note that the amount paid to them in lieu of fractional shares in the transaction concerned may be affected by the closing price on the listing date of new shares.

Investment Risks Related to the Merger, etc.

1. Risk Factors related to the Conditions for the Successful Share Exchange

A. Risks concerning approval at the board of directors in lieu of a general meeting of shareholders and extraordinary general meeting of shareholders

Woori Financial Group, which becomes the wholly owning parent company, meets the requirements for small-scale share exchange under Article 360-10 of the Commercial Act; hence, Woori Financial Group intends to carry out the Share Exchange in accordance with the procedures of the small-scale share exchange thereunder. Meanwhile, Woori Investment Bank, which becomes a wholly owned subsidiary, does not satisfy the requirements for simplified share exchange under Article 360-9 of the Commercial Act. Accordingly, Woori Investment Bank shall obtain approval for the Share Exchange at an extraordinary general meeting of shareholders. With regard to the Share Exchange, the approval of the board of directors of Woori Financial Group and the approval of the extraordinary general meeting of shareholders of Woori Investment Bank shall be obtained.

However, in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies his/her intent to oppose to the small-scale share exchange, the approval of its board of directors can no longer replace the approval of its general meeting of shareholders, which may constitute a reason for the contract cancellation or amendment under the Share Exchange Agreement. Moreover, if a party wishes to follow the procedures for common share exchange and get the approval of a general meeting of shareholders for the Share Exchange, but if the item on the approval of the Share Exchange is rejected at the said meeting, the entire Share Exchange may founder. Investors should be aware of this risk.

As of the filing date of this amended SRS (June 16, 2023), the period of receiving any notice of dissent to a small-scale share exchange (June 5, 2023 ~ June 12, 2023) has expired. Since the number of shares held by the shareholders, who have given such dissenting notice, is less than 20/100 of the total number of issued and outstanding shares, the Share Exchange will proceed according to the procedure of small-scale share exchange as proposed.

In addition, if the item on the approval of the Share Exchange is rejected at the extraordinary general meeting of shareholders of Woori Investment Bank, the entire Share Exchange may founder. Investors should be aware of this risk.

B. Risk concerning the amendment, cancellation, and invalidation of the Share Exchange Agreement

According to the Share Exchange Agreement between Woori Financial Group and Woori Investment Bank, if any of the following occurs, the Agreement may lose effect retrospectively, or may be changed or cancelled by written agreement of the parties.

Pursuant to the Share Exchange Agreement, if the item on the approval of the Agreement is rejected at the board of directors meeting of Woori Financial Group or at the general meeting of shareholders of Woori Investment Bank, the Agreement may lose effect retrospectively without any action of the Parties. Also, the Parties may amend or cancel the Agreement.

It seems that the practical possibility that the Agreement would be cancelled due to the item on the approval of the Share Exchange being rejected at the board of directors meeting of Woori Financial Group or at the general meeting of shareholders of Woori Investment Bank is not high; however, please note that it is difficult to completely rule out the possibility of cancellation due to a variety of reasons, including but not limited to a natural disaster, and other significant changes in the property and business of the Parties.

C. Risk concerning the purchase price for dissenting shareholders being lower than the trading price

The purchase price for dissenting shareholders of Woori Investment Bank in relation to the Share Exchange is KRW 746. Also, the closing price of the common shares of Woori Investment Bank on the stock exchanges on June 5, 2023, which is the business day prior to the filing of the SRS, was KRW 739. Please be advised that the shareholders who exercise their appraisal rights may sustain financial disadvantages if the purchase price for dissenting shareholders is lower than the actual trading price of the shares of Woori Investment Bank.

D. Risk concerning the worse financial standing due to excessive appraisal rights

The shareholders of Woori Financial Group are not granted the appraisal rights because the Share Exchange constitutes a small-scale share exchange while the dissenting shareholders of Woori Investment Bank are granted the appraisal rights. Please note that if the number of shares subject to the appraisal rights reaches a level that may incur financial burden on Woori Investment Bank, the share exchange cost recognition and capital reduction as a result thereof may have a negative impact on the financial standing of Woori Investment Bank.

E. Risk concerning suits filed by minority shareholders

It is possible that some minority shareholders of the companies that will go through the Share Exchange will file a lawsuit seeking nullification of the Share Exchange on the basis of any procedural fault or unfair exchange ratio. Since the ratio of the Share Exchange was calculated in due compliance with the relevant statutes, and the procedure for the Share Exchange complies with the provisions stipulated in the relevant statutes, such as the Commercial Act, the possibility for the court to nullify the Share Exchange is deemed low. However, please be advised that it is difficult to completely rule out the possibility of a lawsuit being filed in relation to the Share Exchange.

F. Possibility of a separate agreement for the Share Exchange

Woori Financial Group and Woori Investment Bank may enter into a separate agreement on the matters that require further agreement for the Share Exchange, and such separate agreement shall be considered as part of the Agreement.

G. Application of special provisions for share exchange

The special provisions under Article 62-2 the FHCA may apply to the Share Exchange to shorten the duration of certain procedures under the Commercial Act.

As Woori Financial Group is listed on NYSE and should give a public notice ten days prior to the record date in accordance with NYSE listing regulation, it has set the record date as June 5, 2023, which is ten days after May 26, 2023, the date of resolution of its board of directors, as the record date to determine the shareholders who can express their intent to oppose to the small-scale share exchange. In order to enhance stability of the procedure for the Share Exchange, the record date for determining the shareholders of Woori Investment Bank that are entitled to approve or disapprove the Share Exchange at its general meeting of shareholders was also set at June 5, 2023. For other procedures, the special provisions under the FHCA shall apply.

Note: The investment risk factors described above are a summary of the investment risk factors set forth in this SRS and do not reflect the only risks facing Woori Financial Group Inc. or Woori Investment Bank. Additional risks not described herein may have a material adverse effect on Woori Financial Group Inc. or Woori Investment Bank, their business, financial condition, results of operations or growth prospects. Investors should consider all of the information set forth in this SRS, including Section I. Summary of Comprehensive Share Exchange – VI. Investment Risk Factors.

II. FORM

Form	Comprehensive share exchange
Backdoor Listing	N/A

III. SCHEDULE OF MAJOR EVENTS

	Resolution of the board of directors	May 26, 2023
	Date of share exchange agreement	June 1, 2023
	Record Date	June 5, 2023
	Date of the general meeting of shareholders for the approval of the share exchange	July 21, 2023
Appraisal right exercise period and share purchase price upon exercise of appraisal rights	Start date	July 21, 2023
	End date	July 31, 2023
	(Share purchase price suggested by Woori Investment Bank)	KRW 746 per one common share of Woori Investment Bank

Major events for Woori Financial Group

Resolution of the board of directors approving the share exchange agreement

Date of share exchange agreement

Record Date

Public notice of small-scale share exchange

Period to receive shareholders’ dissenting opinions to the small-scale share exchange

May 26, 2023 June 1, 2023 June 5, 2023 June 5, 2023 June 5, 2023 ~ June 12, 2023 July 21, 2023

Board meeting substituting a general meeting of shareholders on the approval of the share exchange

Date of the share exchange

Expected date to deliver the new shares

Expected date to list the new shares

August 8, 2023 August 28, 2023 August 28, 2023

Major events for Woori Investment Bank

Resolution of the board of directors approving the share exchange agreement

Date of share exchange agreement

Record Date

Period to receive shareholders’ dissenting opinions

General meeting of shareholders on the approval of the share exchange

Appraisal right exercise period

May 26, 2023 June 1, 2023 June 5, 2023 May 26, 2023 ~ July 20, 2023 July 21, 2023 July 21, 2023 ~ July 31, 2023 August 1, 2023

Public notice of invalidation of share certificates and submission of old share certificates

Period of trading suspension of Woori Investment Bank

Expected date of share purchase payment upon exercise of the appraisal rights

Expected end date of period of submitting old share certificates

Date of the share exchange

Expected date to delist the shares

August 4, 2023 ~ August 25, 2023 August 4, 2023 August 7, 2023 August 8, 2023 August 28, 2023

Note 1) With regard to the Share Exchange, Woori Financial Group will only need the approval of the board of directors instead of the approval of a general meeting of shareholders because the exchange will take the form of a small-scale share exchange. The shareholders of Woori Financial Group will not be granted the appraisal rights.

Note 2) Pursuant to Article 360-10(5) of the Commercial Act and Article 62-2(2) of the FHCA, in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies Woori Financial Group in writing of his/her intent to oppose to the small-scale share exchange within seven days from the date of a public notice to the shareholders of such small-scale share exchange, Woori Financial Group may no longer be able to carry out the small-scale share exchange.

Note 3) The “appraisal right exercise period and share purchase price upon exercise of appraisal rights” mentioned in the above table is the schedule applicable only to Woori Investment Bank Co., Ltd. (“Woori Investment Bank”), and only the shareholder of Woori Investment Bank who notified its dissenting opinion to the share exchange during the period from May 26, 2023 to July 20, 2023 shall be given such appraisal rights.

Note 4) The schedule above is effective as of the filing date of this SRS, but may be subject to change due to amendment or correction of the SRS during the review of the regulator. The above schedule may be changed by the representative directors of Woori Financial Group and Woori Investment Bank as delegated by the board of directors of Woori Financial Group and Woori Investment Bank and the Share Exchange Agreement due to the review of or discussion with the regulator or the agreement between Woori Financial Group and Woori Investment Bank.

Note 5) As of September 16, 2019, the enforcement date of the Act on Electronic Registration of Stocks, Bonds, Etc., the share certificates of Woori Financial Group and Woori Investment Bank, both being listed companies, became null and void and were converted into electronically registered shares. This means that the shareholders of Woori Investment Bank do not need to submit their physical share certificates during the period of submitting old share certificates, and the new shares issued by Woori Financial Group following the Share Exchange will be electronically registered to the shareholders of Woori Investment Bank. There is no plan to issue physical share certificates.

IV. APPRAISAL AND ALLOTMENT OF NEW SHARES

(Unit: KRW, share)

Share exchange ratio	Woori Financial Group : Woori Investment Bank = 1 : 0.0624346
External appraisal agency	n/a
Shares to be issued by Woori Financial Group in consideration of share exchange	Type	Number	Par value	Offering(issue) price per share	Total Offering(issue) amount
	Registered common shares	22,541,465	5,000	11,892	268,063,101,780
Cash to be paid by Woori Financial Group in consideration of share exchange	No cash will be paid by Woori Financial Group other than payment to fractional shares arising from the share exchange

Note 1) Pursuant to Article 176-6(3) of the Enforcement Decree of the FSCMA, this share exchange does not require appraisal by an external appraisal agency.

Note 2) Woori Financial Group has no plan to deliver its existing treasury shares to the shareholders of Woori Investment Bank.

Note 3) The actual amount of capital of Woori Financial Group to be increased as a result of this share exchange may be different from the total offering amount above. Woori Financial Group shall use the closing price of Woori Financial Group’s common shares on the day before the share exchange date as the issuing price of the new shares to be issued from the share exchange.

V. SUMMARY OF THE PARTIES TO THE COMPREHENSIVE SHARE EXCHANGE

(Unit: million KRW, share)

Company name		Woori Financial Group Inc.	Woori Investment Bank Co., Ltd.
Classification		Wholly-owning parent company	Wholly-owned subsidiary
Total number of issued shares	Common shares	728,060,549	874,203,406
	Preferred shares	—	—
Total assets		26,871,259	5,800,527
Share capital		3,640,303	437,102

Note 1) Total number of shares issued are as of the filing date of this SRS. The total assets and total amount of share capital are based on the separate financial statements as of the end of the first quarter in 2023.

Note 2) Total assets of Woori Financial Group and Woori Investment Bank based on the consolidated financial statements as of as of the end of the first quarter in 2023 are KRW 478,079,255 million and KRW 5,800,284 million respectively.

VI. OTHER MATTERS

[Report for major event]	[Amended] Report for major event (comprehensive share exchange or transfer) – June 1, 2023
[Other]	Please refer to the report for major event by Woori Financial Group first publicly disclosed electronically on May 26, 2023.

SECTION 1. SUMMARY OF COMPREHENSIVE SHARE EXCHANGE

I. GENERAL ASPECTS OF COMPREHENSIVE SHARE EXCHANGE

1. Purpose of Share Exchange

A. Parties and Background of Share Exchange

(1) Overview of the Parties to Share Exchange

Company becoming the wholly owning parent company	Name	Woori Financial Group Inc.
	Address	51, Sogong-ro, Jung-gu, Seoul
	Representative Director	Jong-Ryong Im
	Corporate Type	KOSPI listed corporation

Company becoming a wholly owned subsidiary	Name	Woori Investment Bank Co., Ltd.
	Address	182, Geumnam-ro, Dong-gu, Gwangju
	Representative Director	Eung-Cheol Kim
	Corporate Type	KOSPI listed corporation

(2) Background of the Share Exchange

Woori Financial Group established a financial holding company in January 2019 to provide comprehensive financial services. It was to preemptively respond to the risks expected in Korean banking industry, such as growing economic uncertainty at home and abroad, and possibility of a higher credit risk due to accumulated domestic household debts, and to the changing business environment in the sector resulting from expansion of Fintech and launch of direct banks. Accordingly, Woori Financial Group Inc. (“Woori Financial Group”, “Company”, or “we”) was established pursuant to the comprehensive share transfer under the Commercial Act, whereby Woori Bank Co., Ltd. and five subsidiaries of Woori Bank Co., Ltd. (i.e., Woori FIS Co., Ltd., Woori Financial Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd.) transferred all of their shares to Woori Financial Group. In addition, in the same year, Woori Financial Group incorporated Woori Card Co., Ltd., one of its sub-subsidiaries, into a wholly owned subsidiary through a comprehensive share exchange and incorporated Woori Investment Bank, one of its sub-subsidiaries, as a subsidiary through a share purchase agreement with Woori Bank Co., Ltd. Furthermore, in 2019, it took over Woori Asset Management Corp., Woori Global Asset Management Co., Ltd., and Woori Asset Trust, Ltd., pushing for early settlement of the holding company system and expansion of its business portfolio. In the second half of 2020, Woori Financial Group incorporated Aju Capital (currently known as Woori Financial Capital Co., Ltd., hereinafter “Woori Financial Capital”) as a subsidiary by acquiring 74.04% of its shares in order to strengthen its non-banking business portfolio and maximize synergy between the group’s subsidiaries, and in the first half of 2021, incorporated Woori Financial Capital as a wholly owned subsidiary through a comprehensive share exchange.

Woori Financial Group actively supported the business activities of Woori Investment Bank, thereby contributing to improving the profitability and increasing net assets of Woori Investment Bank after Woori Investment Bank was converted from a sub-subsidiary to a subsidiary of Woori Financial Group through the share purchase agreement entered into between Woori Financial Group and Woori Bank in 2019. However, Woori Investment Bank not being a wholly owned subsidiary of Woori Financial Group, it is deemed that there are some limitations in terms of management efficiency due to the need for persuading shareholders with different interests. Thus, we have determined that it is necessary to acquire 100% of the shares of Woori Investment Bank and incorporate it as a wholly owned subsidiary in order to ensure a more stable and efficient management system, and we hereby have agreed to execute this share exchange (the “Share Exchange”).

[Need for Incorporation as Wholly Owned Subsidiary & Expected Outcomes]

1. Ensure business management efficiency

(1) Secure management synergy between parent and subsidiary

(2) Improve the speed of management activities by unifying shareholders

(3) Ensure efficiency of internal decision-making process

2. Establish long-term policies

(1) Easy to establish consistent policies within the group

(2) Easy to pursue long-term strategies

3. Improve management indices

(1) Improve the parent company’s stability indices & Expand room for additional capital investment

•	Improve double leverage ratio and debt ratio (the effect of a paid-in capital increase in case of share exchange)

•	Increase the net income of the controlling shareholders

4. Ensure effective asset management

(1) Possibility to increase subsidiary’s capital ratio and secure growth engines through timely capitalization

•	Quick and simple decision making and such process for a paid-in capital increase in case Woori Investment Bank becomes a wholly owned subsidiary

5. Reduce costs and risks

(1) Possibility to reduce costs and risks related to the management of minority shareholders

The incorporation of Woori Investment Bank, which is a major subsidiary in the non-banking sector of Woori Financial Group, as a wholly owned subsidiary is expected to contribute to the stability and maturity of the system of Woori Financial Group as a holding company and to the increase of enterprise value based on Woori Investment Bank’s higher market competitiveness and stronger synergy between the subsidiaries. Our goal is to establish such stable and efficient financial holding company system, thereby actively entering new businesses and expanding to the global market, promoting a comprehensive growth between the banking and non-banking sectors to diversify the financial business portfolio, and securing a more competitive business structure compared to other financial holding companies. We have conducted this comprehensive share exchange because it is deemed to improve shareholder value and enterprise value.

(3) Backdoor Listing

N/A

B. Major Impacts and Effects on the Company’s Management, Finance, and Sales, Etc.

(1) Impacts and Effects on the Company’s Management

Woori Financial Group will issue new shares to the applicable shareholders of Woori Investment Bank in return for the share exchange. Accordingly, the shareholding ratio of the existing shareholders of Woori Financial Group may be diluted according to the share exchange ratio. However, the Share Exchange will not result in any change of control related to the governance structure, and both Woori Financial Group and Woori Investment Bank will remain independent surviving entities. In addition, Woori Financial Group, which will become the wholly owning parent company after the Share Exchange, will continue to be a listed company while Woori Investment Bank, or a wholly owned subsidiary, will be changed to an unlisted company.

Moreover, under the share exchange agreement, the term of office of the directors of Woori Financial Group and the members of the Audit Committee thereof who took office prior to the Share Exchange will continue to serve as previously agreed, notwithstanding Article 360-13 of the Commercial Act. No officer will be newly appointed as a result of the Share Exchange.

(2) Major Impacts and Effects on the Company’s Finance and Sales, Etc.

As new shares are issued as a result of the Share Exchange, Woori Financial Group will have an increased equity. Consequently, capital expansion and improvement of some of the group’s management indices (ROE, debt ratio, etc.) may be expected. Also, as Woori Investment Bank becomes a wholly owned subsidiary, the net income of the controlling shareholder may increase. Lastly, the Share Exchange is expected to reinforce the group’s competitiveness as a comprehensive financial group, by, for instance, implementing the group’s growth strategy based on the expansion of the non-banking sector.

Woori Investment Bank will only have changes in shareholder composition without any change in assets or liabilities, and it is expected to have improved management efficiency, an increased credit rating, and a higher competitiveness in sales. Moreover, upon the completion of the Share Exchange, Woori Investment Bank becomes a wholly owned subsidiary of Woori Financial Group; hence, it is deemed that Woori Investment Bank will be able to improve management efficiency and increase capital in a timely manner. Furthermore, the Share Exchange will reduce business resources to manage minority shareholders. Taking all these into consideration, Woori Investment Bank is expected to play a leading role in ensuring the group’s stable growth in the non-banking finance sector in the future.

Once the Share Exchange is completed, Woori Investment Bank becomes a wholly owned subsidiary of Woori Financial Group. For additional information on the impacts and effects on the finance of Woori Financial Group, please refer to IX. Other Matters Necessary for Investor Protection – 3. Company’s Equity Change After the Share Exchange and 6. Balance Sheet After the Comprehensive Share Exchange, Etc. of this Securities Registration Statement (“SRS”).

(3) Plans for the Company’s Future Reorganization

Woori Financial Group entered into a share purchase agreement with Woori Bank on June 21, 2019 by resolution of the board of directors of Woori Financial Group, under which Woori Financial Group acquired 403,404,538 shares (shareholding ratio: 59.83%) in Woori Investment Bank from Woori Bank to change Woori Investment Bank from a sub-subsidiary to a subsidiary of Woori Financial Group. As the aforementioned transaction was closed on September 10, 2019, Woori Investment Bank became a subsidiary of Woori Financial Group.

As of the filing date of this SRS, Woori Financial Group holds 58.70% of the shares of Woori Investment Bank. Woori Financial Group entered into the comprehensive share exchange agreement with Woori Investment Bank on June 1, 2023 as part of its effort to improve management efficiency and reinforce the non-banking sector, and it intends to incorporate Woori Investment Bank as a wholly owned subsidiary through this Share Exchange process.

Through this contemplated transaction, Woori Financial Group intends to increase management efficiency and enhance shareholder value by strengthening unity and synergy within the group. Woori Financial Group will continue its strategies for effective management to strengthen the competitiveness of subsidiaries, establish strategies to enhance group value, and expand non-banking business portfolios.

In addition, the board of directors of Woori Financial Group adopted a resolution on May 26, 2023 to conduct a comprehensive share exchange with Woori Venture Partners Co., Ltd. (“Woori Venture Partners”) with the expected date of the share exchange being August 8, 2023, and entered into a share exchange agreement with Woori Venture Partners in relation thereto on June 1, 2023. For details regarding the share exchange between Woori Financial Group and Woori Venture Partners, please see the relevant SRS that was submitted together with this SRS on the filing date thereof. There are no other proposed future reorganization including an M&A with another subsidiary within the group. If any additional reorganization plan or fact is confirmed or occurs, a separate disclosure will be made to inform the investors.

2. Overview of the Other Party to the Share Exchange

A. Outlook of the Other Party

(1) Overview of the Other Party

Classification	Details
Name	Woori Investment Bank Co., Ltd.
Date of establishment	June 29, 1974
Address	182, Geumnam-ro, Dong-gu, Gwangju
Telephone	062-221-6600
Website	https://www.wooriib.com/
Main business	Credit financing business

(2) Current Status of Executives and Employees

1) Executives

(As of June 5, 2023)	(Unit: Shares)

Name	Sex	Date of Birth	Position	Registered Executive (Y/N)	Full- time (Y/N)	Responsibilities	Major Career Background	No. of Shares Held		Relationship with the Largest Shareholder	Term in Office	Expiration of Term of Office
								Voting Shares	Non-Voting Shares
Eung-Cheol Kim	M	Jul. 1966	Representative Director	Internal Director	Y	General affairs	-LL.B. in Hanyang University -Global Strategy Director, Woori Bank -Director of HQ Corporate Sales #1, Woori Bank -Executive Vice President of Global Group, Woori Bank -Executive Vice President of Foreign Exchange Group, Woori Bank	900	-	-	Mar. 23, 2023~present	Dec. 31, 2024
Seong-Wook Lee	M	Nov. 1965	Director	Non-Executive Director	N	Non-Standing Director	-B.A. in Business Administration, Yonsei University -Gangnam Jungang Branch Manager, Woori Bank -Finance and Planning Director, Woori Bank -Financial Management Deputy Director, Woori Financial Group -Managing Director of Finance and Planning Group, Woori Financial Group -(Currently) Vice President of Finance Division, (Major Operating Officer for Financial Management), Woori Financial Group	-	-	Concurrently holding the office of Vice President for Finance Division, Woori Financial Group	Mar. 22, 2021~present	Until the close of the ordinary general meeting of shareholders to be convened in respect of FY2023 (March 2024)
Soon-Gye Hong	M	Dec. 1958	Director	Outside Director	N	Outside Director; Chairman of the board of directors; Member of the Audit Committee; Member of the Officer Candidate Recommendation Committee; Member of the Compensation Committee	-LL.B. in Yonsei University - Director, Hyundai Marine & Fire Insurance -Of-counsel, Lockton Korea Co., Ltd. -Standing Auditor, IBK Insurance -Vice Chairman, Korea Blockchain Association -(Currently) Non-Standing Director, Korea Housing Finance Corporation	-	-	-	Mar. 22, 2021~present	Until the close of the ordinary general meeting of shareholders to be convened in respect of FY2023 (March 2024)
Seong-Bu Cho	M	Aug. 1956	Director	Outside Director	N	Outside Director; Representative of the Risk Management Committee; Representative of the Officer Candidate Recommendation Committee; Member of the Compensation Committee	-B.A. in Mass Communication, Korea University -Director, Korea New Agency Commission -Representative Director/President, Yonhap News/Yonhap News TV -(Currently) Outside Director, Shinhan Asset Management	-	-	-	Mar. 24, 2022~present	Until the close of the ordinary general meeting of shareholders to be convened in respect of FY2023 (March 2024)
Bok-Hwan Yoo	M	Apr. 1959	Director	Outside Director	N	Outside Director; Representative of the Compensation Committee; Member of the Audit Committee	-B.A. in Political Science and Law, Yonsei University -M.A. in Economics, Cambridge University -Ph.D. in Political Economy, Cambridge University -Vice Dean, Asian Development Bank Institute -Outside Director, The Export-Import Bank of Korea -(Currently) Outside Director, K Auction Inc.	-	-	-	Mar. 23, 2023~present	Until the close of the ordinary general meeting of shareholders to be convened in respect of FY2024 (March 2025)
Ha-Yeon Kim	F	Sep. 1967	Director	Outside Director	N	Outside Director; Representative of the Audit Committee; Member of the Risk Management Committee; Member of the Compensation Committee	-B.A. in Mass Communication, Yonsei University -Managing Director, BDO Korea -Representative Director, Placidwave Korea Inc. -Managing Director (CFO), Woorim FMG Co., Ltd. -(Currently) Senior Managing Director, PKF Seohyun Accounting Firm	-	-	-	Mar. 23, 2023~present	Until the close of the ordinary general meeting of shareholders to be convened in respect of FY2024 (March 2025)
Ki-Woo Shim	M	Mar. 1967	Vice President	N	Y	General affairs, Sales Division, Credit Management and Examination	-B.A. in International Trade, Sungkyunkwan University -M.A. in Real Estate Studies, Konkuk University Graduate School -Ph.D. in Real Estate Investment and Management, Jeonju University Graduate School -Real Estate Finance Team Manager, Woori Bank -Real Estate Finance Team Director, Woori Bank -Executive Vice President, Woori Bank	-	-	-	Apr. 1, 2023~present	Mar. 31, 2025
Eun-Jeon Yang	M	Jan. 1965	Vice President	N	Y	General affairs, Audit Division	-B.A. in Business Administration, Seoul National University -MBA, Seoul University Graduate School -Auditor, The Board of Audit and Inspection of Korea -Manager, The Board of Audit and Inspection of Korea -Director, The Board of Audit and Inspection of Korea	-	-	-	Aug. 1, 2022~present	Jul. 31, 2024
Hoon-Sik Shin	M	Feb. 1968	Vice President	N	Y	IB General affairs (Corporate Finance Division, CIB Business Division, Structured Finance Division, Project Finance Division)	-B.A. in Economics, Seoul National University -Head, Principal Investment Center, Korea Investment & Securities -Head, Structured Finance Center, NH Investment & Securities -SP Team Leader & Director, Hanwha Investment &Securities -Director of Project Finance, Hanwha Investment &Securities	-	-	-	Jul. 1, 2021~present	Jun. 30, 2023
Joo-Yi Jeon	M	May 1964	Managing Director	N	Y	Director of Risk Management; Risk Management Officer	-B. A. in Business Administration, Chung-Ang University -Senior Manager of Individual Examination, Woori Bank -Deputy Director of Large Business Examination, Woori Bank - Director of Gwangjin Seongdong Sales, Woori Bank -Director of Gangnam #1 Sales, Woori Bank	-	-	-	Apr. 1, 2022~present	Mar. 31, 2024
Dae-Young Song	M	Oct. 1964	Managing Director	N	Y	Director of Asset Management	-B.A.in Business Administration, Hannam University -Head of Southern Yeoksam-dong Financial Center, Woori Bank -Director of Central Gyeonggi Sales, Woori Bank -Director of Northern Gyeonggi Sales, Woori Bank	-	-	-	Apr. 1, 2022~present	Mar. 31, 2024

Si-Wan Park	M	Sep. 1965	Managing Director	N	Y	Director of CIB Business	-B.A.in Japanese Language & Literature, Korea University -Head of Dunchon Station Financial Center, Woori Bank -Director of Western Gyeonggi Sales, Woori Bank -Director of Twin Tower Corporate Sales, Woori Bank -Director of Central Corporate Sales, Woori Bank	-	-	-	Apr. 1, 2022~present	Mar. 31, 2024
Han-Joon Cho	M	Jan. 1966	Managing Director	N	Y	Compliance Officer; Personal Information Protection Officer; Credit Information Management & Protection Officer; Money- Laundering Prevention Reporting Officer; General Manager of Ethical Management	-B.S. in Chemistry, Sogang University -MBA, Vanderbilt University -Representative Director, U.S. franchise business investment and management company -Team Leader of Investment Team, Woori Investment Bank -Head of Asset Management Office, Woori Investment Bank -Senior Manager of Investment Finance Department & Senior Manager of Crowd Funding Team, Woori Investment Bank	-	-	-	Jun. 1, 2021~present	May 31, 2023
Jae-Il Oh	M	Jun. 1966	Managing Director	N	Y	Director of Sales Support	-B.A. in Physical Education, Sungkyunkwan University -Head of Seolleung Financial Center, Woori Bank -Director of Jongno Sales Division -Director of Western Sales Division	-	-	-	Apr. 1, 2023~present	Mar. 31, 2025
Seung-Jong Seo	M	Sep. 1966	Managing Director	N	Y	Sales Director; Customer Information Officer	-B.A. in English Language and Literature, Dongguk University -Head of Maekyung Media Financial Center, Woori Bank -Director of Jongno Corporate Sales Division, Woori Bank -Director of Samseong Corporate Sales Division, Woori Bank	-	-	-	Apr. 1, 2023~present	Mar. 31, 2025
Joon-Sun Yang	M	Mar. 1970	Managing Director	N	Y	Compliance Officer; Personal Information Protection Officer; Credit Information Management & Protection Officer; Money Laundering Reporting Officer; General Manager of Ethical Management	-Senior Manager, Gwangju Sales, Woori Investment Bank -Senior Manager, Corporate Finance 1, Woori Investment Bank -Senior Manager, Corporate Finance 3, Woori Investment Bank -Senior Manager, Gangnam Sales, Woori Investment Bank	-	-	-	May 1, 2023~present	Apr. 30, 2025
Hyuk Moon	M	Jul. 1965	Director	N	Y	Financial Customer Protection Officer	-Senior Manager, Audit Division, Woori Bank -Cheongdam-joongang Branch Manager, Woori Bank -Senior Manager, Legal Department, Woori Bank -Senior Manager, Legal Team, Woori Investment Bank	-	-	-	Jun. 1, 2023~present	May 31, 2025

Note 1) Resignation, Vice President Young-Ho Seo: Mar. 31, 2023 (personal reasons)

Note 2) Retirement from position, Senior Managing Directors Mi-Sook Han and Byung-Gyu Yoo: Mar. 31, 2023 (term expired)

Note 3) New appointment, Vice President Ki-Woo Shim, Managing Director Jae-Il Oh, Managing Director Seung-Jong Seo: Apr. 1, 2023

Note 4) Retirement from position, Senior Managing Director Young-Hyeon Shin, Managing Director Jeong-Seok Byun: May 1, 2023 (term expired)

Note 5) Vice President Hoon-Sik Shin: May 1, 2023 (change in responsibilities)

Note 6) Resignation and appointment of Managing Director Han-Joon Cho: May 1, 2023 (personal reasons, change in responsibilities)

Note 7) New appointment, Managing Director Joon-Sun Yang: May 1, 2023

Note 8) Retirement from position, Director Seung-Cheol Han: May 31, 2023 (term expired)

Note 9) New appointment, Director Hyuk Moon: Jun. 1, 2023

2) Executives Holding Concurrent Positions in the Company and Its Affiliates (Registered Executives)

(As of June 5, 2023)

Name	Relevant Company	Position	Date of Concurrent Position	Full-time (Y/N)
Seong-Wook Lee	Woori Financial Group	Director	January 13, 2021	N

3) Employees

(As of March 31, 2023)	(Unit: No. of persons; KRW million)

Employees										Non-affiliated Workers			Remarks
Business Sector	Sex	No. of Employees					Average Length of Service (in Years)	Total Salary Paid	Average Salary Per Person	M	F	Total
		Permanent Employees		Fixed-Term Workers		Total
		Total	(Part-time)	Total	(Part-time)
-	M	72	-	103	-	175	5.4	10,220	59	-	-	-	-
-	F	61	-	37	-	98	5.8	2,876	30				-
Total		133	-	140	-	273	5.5	13,097	48				-

Note 1) Non-registered executives belong to fixed-term workers.

Note 2) The Company does not belong to a company that discloses the status of its employment type in accordance with Article 15-6(1) of the Framework Act on Employment Policy.

4) Major Shareholders

(As of June 5, 2023)	(Unit: No. of shares, %)

Name	Relationship	Share Type	No. of Shares Held & Shareholding Ratio				Remarks
			Beginning of the Term		End of the Term
			No. of Shares Held	Shareholding Ratio	No. of Shares Held	Shareholding Ratio
Woori Financial Group and Related Parties	Largest shareholder	Common share	513,675,149	58.76	513,259,789	58.71	-
Total		Common share	513,675,149	58.76	513,259,789	58.71	-

B. Summary Financial Information & External Audit in the Last Three Years

(1) Summary Consolidated Financial Statements

(Unit: KRW million)

Item	March 2023 (52nd FY, 1Q)	2022 (51st FY)	2021 (50th FY)
Cash and Cash Equivalents	346,395	476,782	272,556
Financial Assets Measured at Fair Value through Profit or Loss	2,248,127	1,791,082	1,947,959
Financial Assets Measured at Amortized Cost	3,033,037	3,178,374	2,741,639
CMA Assets	116,817	156,878	139,842
Investment in Affiliates	3,941	6,548	8,846
Investment Property	5,326	5,365	5,521
Tangible Assets	6,343	6,177	7,250
Intangible Assets	10,440	10,117	4,445
Net Defined Benefit Assets	363	787	-
Other Assets	2,688	603	3,942
Current Tax Assets	2,201	-	-
Deferred Tax Assets	20,329	20,295	21,787
Assets Held for Sale	4,277	4,183	5,955

Total Assets	5,800,284	5,657,191	5,159,742
Financial Liabilities Measured at Fair Value through Profit or Loss	105,848	12,223	209,430
Depository Liabilities	3,885,585	3,930,792	3,366,426
Borrowings	897,200	869,933	908,701
Provisions	1,445	1,408	1,510
Net Defined Benefit Liabilities	-	-	1,149
Other Financial Liabilities	223,704	137,850	60,966
Current Tax Liabilities	8,860	16,282	2,049
Other Liabilities	14,960	13,922	9,626
Total Liabilities	5,137,602	4,982,410	4,559,857
Share Capital	437,102	437,102	437,102
Other Paid-in Capital	18,917	18,917	18,917
Other Capital Components	(1,769)	(1,767)	(2,352)
Retained Earnings	208,432	220,529	146,218
Total Shareholders’ Equity	662,682	674,781	599,885
Total Liabilities and Shareholders’ Equity	5,800,284	5,657,191	5,159,742
Operating Revenue	120,281	406,626	303,296
Operating Income	10,496	122,988	104,029
Income Before Income Tax Expense	10,521	121,565	104,455
Net Income	8,008	91,794	79,924
Income from Equity Attributable to Owners of the Parent Company	8,008	91,794	79,924
Current Total Comprehensive Income	8,006	92,379	79,747
Total Comprehensive Income Attributable to Controlling Interests	8,006	92,379	79,747
Basic and Diluted Earnings per Common Share	KRW 9	KRW 105	KRW 91
No. of Companies Subject to Consolidation	11	11	15

(2) Summary Separate Financial Statements

(Unit: KRW million)

Item	March 2023 (52nd FY, 1Q)	2022 (51st FY)	2021 (50th FY)
Cash and Cash Equivalents	344,137	473,542	236,165
Financial Assets Measured at Fair Value through Profit or Loss	2,245,596	1,794,153	1,989,185
Financial Assets Measured at Amortized Cost	3,042,437	3,182,455	2,724,734
CMA Assets	116,817	156,878	139,843
Investment in Affiliates	3,896	6,458	8,040
Investment Property	5,326	5,365	5,521
Tangible Assets	6,343	6,177	7,250
Intangible Assets	10,440	10,117	4,445
Net Defined Benefit Assets	363	787	-
Other Assets	2,604	513	3,602
Current Tax Assets	2,201	-	-
Deferred Tax Assets	20,367	20,370	22,058
Total Assets	5,800,527	5,656,815	5,140,843
Financial Liabilities Measured at Fair Value through Profit or Loss	105,848	12,223	209,430
Depository Liabilities	3,885,585	3,930,792	3,366,426
Borrowings	897,200	869,933	891,618
Provisions	1,445	1,408	1,517
Net Defined Benefit Liabilities	-	-	1,149
Other Financial Liabilities	223,449	137,504	60,175
Current Tax Liabilities	8,860	16,282	2,049
Other Liabilities	14,948	13,908	9,323
Total Liabilities	5,137,335	4,982,050	4,541,687
Share Capital	437,102	437,102	437,102
Other Paid-in Capital	19,066	19,066	19,066

Other Capital Components	(1,769)	(1,767)	(2,351)
Retained Earnings	208,793	220,364	145,339
Total Shareholders’ Equity	663,192	674,765	599,156
Total Liabilities and Shareholders’ Equity	5,800,527	5,656,815	5,140,843
Valuation Method for Investment Securities in Associates, Subsidiaries, Joint Ventures	Cost method	Cost method	Cost method
Operating Revenue	125,438	411,844	296,454
Operating Income	11,181	123,530	104,194
Income Before Income Tax Expense	11,083	122,475	103,653
Net Income	8,534	92,508	79,330
Current Total Comprehensive Income	8,532	93,092	79,153
Basic and Diluted Earnings per Common Share	KRW 10	KRW 106	KRW 91

(3) External Audits of the Financial Statements

Business Term	Auditor	Opinion	Focus	Key Audit Item
52nd FY, 1Q (Current Period)	KPMG Korea	(*)	—	—
51st FY (Previous Period)	PwC Korea	Unqualified	—	Evaluation of expected credit loss on loans measured at amortized cost
50th FY (One before the Previous Period)	PwC Korea	Unqualified	Uncertainty related to the effect that COVID-19 pandemic can have on the financial status and financial performance of companies	Evaluation of fair value of securities classified as Level 3

3. Forms of the Share Exchange

A. Comprehensive Share Exchange

Woori Financial Group plans to incorporate Woori Investment Bank as a wholly owned subsidiary in the manner of a comprehensive share exchange.

B. Small-Scale Share Exchange, Simplified Share Exchange, and the Basis Thereof

The Share Exchange meets the requirements for small-scale share exchange pursuant to Article 360-10 of the Commercial Act; hence, Woori Financial Group intends to carry out the Share Exchange in accordance with the procedures of the small-scale share exchange thereunder, and intends to obtain approval for the Share Exchange from its board of directors in lieu of approval at a general meeting of shareholders.

Meanwhile, Woori Investment Bank does not meet the requirements for simplified share exchange pursuant to Article 360-9 of the Commercial Act. Accordingly, Woori Investment Bank intends to obtain approval for the share exchange agreement at an extraordinary general meeting of shareholders.

Article 360-10 of the Commercial Act (Small-Scale Share Exchange)

① In cases where the total number of new shares issued and treasury shares transferred for a share exchange by a company becoming a wholly owning parent company does not exceed 10% of the total number of issued and outstanding shares of the relevant company, the approval of a general meeting of shareholders under the provision of Article 360-3(1) of the relevant company may be substituted by the approval of the board of directors; provided, that the foregoing shall not apply where the money or other assets to be provided to the shareholders of the company becoming a wholly owned subsidiary has been determined and the value thereof exceeds 5% of the value of the current net assets of the company becoming a wholly owning parent company on its final balance sheet provided for in Article 360-4(1)3.

Article 360-9 of the Commercial Act (Simplified Share Exchange)

① In cases where all the shareholders of a company becoming a wholly owned subsidiary give their consent or where a company becoming a wholly owning parent company owns at least 90% of the total number of issued and outstanding shares of the company becoming the wholly owned subsidiary, the approval of a general meeting of shareholders of the company becoming the wholly owned subsidiary may substitute for the approval of the board of directors.

C. Listing Plan for Entities Surviving the Comprehensive Share Exchange

Woori Financial Group, which becomes the wholly owning parent company after the Share Exchange, is a KOSPI-listed corporation as of the filing date of this SRS, and it will continue to keep the status of a KOSPI-listed corporation after the comprehensive share exchange. Woori Investment Bank, which becomes a wholly owned subsidiary after the Share Exchange, will be delisted as of August 28, 2023. However, the expected delisting date is only an estimated schedule at the time of the disclosure and is subject to change based on consultation with relevant agencies.

D. Special Note on the Methods of the Comprehensive Share Exchange

(1) Small-Scale Share Exchange of the Wholly Owning Parent Company

Woori Financial Group conducts the Share Exchange according to the small-scale share exchange procedure pursuant to Article 360-10 of the Commercial Act, so the appraisal rights of dissenting shareholders are not granted.

However, under Article 360-10(5) of the Commercial Act and Article 62-2(2) the Financial Holding Companies Act (the “FHCA”), in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies Woori Financial Group in writing of his/her intent to oppose to the small-scale share exchange within seven days from the date of a public notice or a notice to the shareholders of such small-scale share exchange under Article 360-10(4) of the Commercial Act, Woori Financial Group may no longer be able to carry out the Share Exchange in the small-scale share exchange method. Also, in such cases, the Parties may cancel or amend the share exchange agreement by written agreement.

Article 360-10 of the Commercial Act (Small-Scale Share Exchange)

⑤ In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of a company becoming a wholly owning parent company notifies the company in writing of his/her intent to oppose to the share exchange under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the share exchange under this Article shall not be made.

Article 62-2(2) the FHCA (Special Cases for Share Exchanges and Share Transfers)

② In the application of the Commercial Act with respect to a share exchange or share transfer in order to establish a financial holding company (including cases where a financial holding company, etc. newly include a subsidiary or second-tier subsidiary; hereafter the same shall apply in this Article) or to own all the shares of the existing subsidiary or second-tier subsidiary, […] “when the intent to oppose share exchange is notified” in Article 360-10 (5) of the said Act shall be deemed “when the intent to oppose share exchange is notified within seven days from the notice or public announcement under paragraph (4)”; […].

(2) Shortening of the Share Exchange Schedule

The special provisions under Article 62-2 the FHCA may apply to the Share Exchange to shorten the duration of certain procedures under the Commercial Act. In this regard, according to Article 62-2 the FHCA, a public notice of the record date of shareholders may be made seven days prior to the record date.

However, Woori Financial Group is listed on NYSE and should give a public notice ten days prior to the record date in accordance with NYSE listing regulation. Therefore, Woori Financial Group has set the record date as June 5, 2023, which is ten days after May 26, 2023, the date of resolution of its board of directors, as the record date to determine the shareholders who can express their intent to oppose to the small-scale share exchange. In order to enhance stability of the procedure for the Share Exchange, the record date for determining the shareholders of Woori Investment Bank that are entitled to approve or disapprove the Share Exchange at its general meeting of shareholders was also set at June 5, 2023.

The special provisions under the FHCA shall apply when conducting other procedures. Please see the below for the details of the special provisions under the FHCA.

[Comparison of timelines under the Commercial Act and the FHCA]

Classification	Commercial Act	Special Provisions under the FHCA
Notification of the closure of register of shareholders and record date	Two weeks prior to such closure period or record date	Seven days prior
Notification of small-scale or simplified share exchange of the company becoming a wholly owning parent company or a wholly owned subsidiary	Within two weeks from the date of the preparation of a share exchange agreement	Within seven days
Notification of shareholders’ intents to oppose to the small-scale or simplified share exchange by the shareholders of the company becoming a wholly owning parent company or a wholly owned subsidiary	Within two weeks from the date of public notice of the small-scale or simplified share exchange	Within seven days
Public notice of the procedures for invalidation of share certificates	One month prior to the share exchange date	Five days prior
Purchase of the shares subject to the appraisal rights of dissenting shareholders	Within two months from the expiration of a period during which a request for purchase can be made	Within one month

Note) The special provisions under Article 62-2(2) of the FHCA shall apply to the Parties to the comprehensive share exchange, i.e., both the financial holding company and its subsidiary.

The below are the details of the relevant provisions of Article 62-2(2) of the FHCA, and Articles 354, 360-5, 360-8, 360-10, and 374-2 of the Commercial Act:

Article 62-2 of the FHCA (Special Cases for Share Exchanges and Share Transfers)

② In the application of the Commercial Act with respect to a share exchange or share transfer in order to establish a financial holding company (including cases where a financial holding company, etc. newly include a subsidiary or second-tier subsidiary; hereafter the same shall apply in this Article) or to own all the shares of the existing subsidiary or second-tier subsidiary, “two weeks” in the main sentence of Article 354 (4), Article 360-4 (1) other than each subparagraph, Article 360-5 (2), the main sentence of Article 360-9 (2), Article 360-10 (4), Article 360-17 (1) other than each subparagraph, and the main sentence of Article 363 (1) of the said Act shall be deemed “seven days”, respectively; “20 days” in Article 360-5 (1) and (2) of the said Act shall be deemed “ten days”, respectively; “one month prior to” in Article 360-8 (1) of the said Act other than each subparagraph shall be deemed “five days prior to”; “when the intent to oppose share exchange is notified” in Article 360-10 (5) of the said Act shall be deemed “when the intent to oppose share exchange is notified within seven days from the notice or public announcement under paragraph (4)”; “within a period determined in excess of one month” in Article 360-19 (1) 2 of the said Act shall be deemed “within a period determined for at least five days”; and “within two months” in Article 374-2 (2) of the said Act shall be deemed “within one month”.

Article 354 of the Commercial Act (Closure of Register of Shareholders and Record Date)

④ If a company has determined the period or the date mentioned in paragraph (1), it shall give a public notice two weeks prior to such period or date; provided, that this shall not apply where such period or date has been designated by the articles of incorporation.

Article 360-5 of the Commercial Act (Appraisal Rights of Dissenting Shareholders)

② Shareholders who have given a written notice to the company of their intents to oppose to the share exchange within two weeks from the date of public notice or notification under Article 360-9(2) may make a written request to the company for the purchase of shares owned by themselves, indicating the classes and number of such shares, within 20 days of the expiration of such period.

③ The provisions of Article 374-2(2) through (5) shall apply mutatis mutandis to requests for purchase under paragraphs (1) and (2).

Article 360-8 of the Commercial Act (Procedures for Invalidation of Share Certificates)

① A company becoming a wholly owned subsidiary due to a share exchange shall, where its general meeting of shareholders has made an approval under Article 360-3(1), give a public notice on the following matters one month before the date of share exchange, and notify the shareholders listed in the register of shareholders and the pledgees, respectively:

1. The purport of an approval under Article 360-3 (1);

2. The purport that the share certificates shall be submitted to the company by the day preceding the date of share exchange;

3. The purport that the share certificates shall become invalidated on the date of share exchange.

Article 360-10 of the Commercial Act (Small-Scale Share Exchange)

④ A company becoming a wholly owning parent company shall give a public notice on the business name and the head office of the company becoming a wholly owned subsidiary, the date of share exchange and the purport that a share exchange is to be made without obtaining an approval under Article 360-3(1), or notify it to the shareholders, within two weeks of the preparation of a share exchange agreement.

⑤ In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of a company becoming a wholly owning parent company notifies the company in writing of his/her intent to oppose to the share exchange under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the share exchange under this Article shall not be made.

Article 374-2 of the Commercial Act (Appraisal Rights of Dissenting Shareholders)

② Where the company receives a request under paragraph (1), the relevant company shall purchase the shares within two months from the expiration of a period during which a request for purchase can be made (hereafter in this Article referred to as “period during which a request for purchase can be made”) under the aforesaid paragraph.

E. Matters concerning the Companies Becoming the Wholly Owning Parent Company and a Wholly Owned Subsidiary after the Comprehensive Share Exchange

(As of June 5, 2023)

Classification	wholly owning parent company	wholly owned subsidiary
Business name	Woori Financial Group Inc.	Woori Investment Bank Co., Ltd.
Address of the head office	51, Sogong-ro, Jung-gu, Seoul	182, Geumnam-ro, Dong-gu, Gwangju
Listed (Y/N)	KOSPI listed	KOSPI listed

Current subsidiaries

Woori Bank (shareholding ratio: 100%)

Woori Card Co., Ltd. (shareholding ratio: 100%)

Woori Financial Capital Co., Ltd. (shareholding ratio: 100%)

Woori Investment Bank Co., Ltd. (shareholding ratio: 58.7%)

Woori Asset Trust, Ltd. (shareholding ratio: 51.0%)

Woori Asset Management Corp. (shareholding ratio: 73%)

Woori Savings Bank Co., Ltd. (shareholding ratio: 100%)

Woori Credit Information Co., Ltd. (shareholding ratio: 100%)

Woori Fund Services Co., Ltd. (shareholding ratio: 100%)

Woori Private Equity Asset Management Co., Ltd. (shareholding ratio: 100%)

Woori Global Asset Management Co., Ltd. (shareholding ratio: 100%)

Woori FIS Co., Ltd. (shareholding ratio: 100%)

Woori Financial Research Institute Co., Ltd. (shareholding ratio: 100%)

Woori Financial F&I (shareholding ratio: 100%)

Woori Venture Partners Co., Ltd. (shareholding ratio: 55.5%)

-

Note) Woori Investment Bank, which will become a wholly owned subsidiary, is a specialized merchant bank engaged in various financial businesses including receipt of deposits, receipt of short-term and medium and long-term deposits, management of securities, sale of financial investment instruments and PF. Woori Investment Bank has ten subsidiaries as of the filing date of this SRS, which are ABS SPCs (structured entities) and were subject to consolidation as a result of acquisition by Woori Investment Bank of subordinated bonds issued by the structured entities for the purpose of sales activities, but are omitted herein. There are no other subsidiaries that are controlled by Woori Investment Bank as of the date immediately preceding the filing date of this SRS.

4. Share Exchange Schedule

A. Progress

•	May 26, 2023: The resolution of the board of directors approving the execution of the share exchange agreement for the comprehensive share exchange

•	June 1, 2023: The execution of the share exchange agreement for the comprehensive share exchange

•	June 5, 2023: The record date to determine shareholders eligible to submit their intent to oppose to the share exchange

•	June 7, 2023: The filing date of SRS

B. Important Milestones

The Share Exchange is conducted pursuant to Article 62-2 of the FHCA, Article 165-4 of the Financial Investment Services and Capital Markets Act (the “FISCMA”), Article 176-6 of the Enforcement Decree of the FISCMA, and Articles 360-2 through 360-14 of the Commercial Act.

With regard to the Share Exchange, Woori Financial Group will only need the approval of the board of directors instead of the approval of a general meeting of shareholders because the exchange will take the form of a small-scale share exchange. The shareholders of Woori Financial Group will not be granted the appraisal rights.

Pursuant to Article 360-10(5) of the Commercial Act and Article 62-2(2) of the FHCA, in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies Woori Financial Group in writing of his/her intent to oppose to the small-scale share exchange within seven days from the date of a public notice or a notice to the shareholders of such small-scale share exchange under Article 360-10(4) of the Commercial Act, Woori Financial Group may no longer be able to carry out the small-scale share exchange, and may cancel or amend the share exchange agreement by written agreement with Woori Investment Bank.

As Woori Investment Bank does not satisfy the requirements for simplified share exchange under Article 360-9 of the Commercial Act, Woori Investment Bank intends to obtain approval for the share exchange agreement at an extraordinary general meeting of shareholders, and the shareholders of Woori Investment Bank will be granted the appraisal rights.

	Milestones	Woori Financial Group	Woori Investment Bank
	Board meeting to approve the execution of the share exchange agreement	May 26, 2023	May 26, 2023
	Public notice of the record date to determine the shareholders	May 26, 2023	May 26, 2023
	Execution of the share exchange agreement	June 1, 2023	June 1, 2023
	Record date to determine the shareholders	June 5, 2023	June 5, 2023
	Public notice of small-scale share exchanges	June 5, 2023	-
Period to receive shareholders’ dissenting opinions to the small-scale/comprehensive share exchange	Start date	June 5, 2023	May 26, 2023
	End date	June 12, 2023	July 20, 2023

	Board meeting substituting a general meeting of shareholders on the approval of the share exchange/general meeting of shareholders	July 21, 2023	July 21, 2023
Period to exercise the appraisal rights	Start date	-	July 21, 2023
	End date	-	July 31, 2023
	Public notice and notification of invalidation of share certificates and submission of old share certificates	-	August 1, 2023
	Period of submitting old share certificates	-	August 1 – August 7, 2023
	Period of trading suspension of Woori Investment Bank	-	August 4 – August 25, 2023
	Expected date of share purchase payment	-	August 4, 2023
	(Expected) date to carry out the share exchange	August 8, 2023	August 8, 2023
	Expected listing date of new shares	August 28, 2023	-
	Expected delisting date	-	August 28, 2023

Note 1) The above matters and schedules may change by the parties’ agreement when it is deemed reasonably necessary to adjust the schedules due to the governmental approvals (e.g., approvals, permits, reporting from/to the supervisory authorities), or other reasons related to the procedure of the Share Exchange (e.g., review of the SRS). The rights to agree on such schedule change are delegated to the Representative Director of each party.

Note 2) As of September 16, 2019, the enforcement date of the Act on Electronic Registration of Stocks, Bonds, Etc., the share certificates of Woori Financial Group and Woori Investment Bank, both being listed companies, became null and void and were converted into electronically registered shares. This means that the shareholders of Woori Investment Bank do not need to submit their physical share certificates during the period of submitting old share certificates, and the new shares issued by Woori Financial Group following the Share Exchange will be electronically registered to the shareholders of Woori Investment Bank. There is no plan to issue physical share certificates.

5. Conditions for the Share Exchange

The share exchange agreement on the comprehensive share exchange entered into between Woori Financial Group and Woori Investment Bank on June 1, 2023 (the “Share Exchange Agreement”) shall become effective immediately upon execution, but if any of the following occurs, it may lose effect retrospectively without any action of the parties, or may be changed or cancelled by written agreement of the parties:

A. Grounds for the Share Exchange Agreement Becoming Null and Void

If the item on the approval of the Share Exchange Agreement is rejected at the board of directors meeting of Woori Financial Group substituting a general meeting of shareholders or at the extraordinary general meeting of Woori Investment Bank, the Share Exchange Agreement shall lose effect retrospectively without any action of the parties, which founders the comprehensive share exchange.

B. Grounds for Amendment and Cancellation of the Share Exchange Agreement

The Share Exchange Agreement may be amended or cancelled if any of the following occurs thereunder:

Share Exchange Agreement

Article 11 (Amendment and Cancellation of the Agreement)

① In cases where any matter related to a provision herein shall be in violation of the relevant statutes or accounting standards from the execution date hereof to the date of share exchange, the Parties may amend the Agreement in compliance with such relevant statutes or accounting standards by written agreement, and the rights to agree on such change shall be delegated to the Representative Director of each Party.

② In cases where any of the following occurs from the execution date hereof to the date of share exchange, the Parties may cancel or amend the Agreement by written agreement:

1. In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies in writing of his/her intent to oppose to the Share Exchange under the provisions of Article 360-10(5) of the Commercial Act and Article 62-2(2) the FHCA;

2. In cases of a natural disaster, or a significant change in the property or management status of Woori Financial Group or Woori Investment Bank; and/or

3. In cases where a reason for not being able to continue the Agreement arises, such as an irreversible violation of the statutes or an unfair share exchange ratio resulting from the Share Exchange.

③ The Parties may enter into a separate agreement on the matters that require further agreement for the Share Exchange, and the aforementioned separate agreement shall be considered as part of the Agreement.

④ In cases of any changes in the matters related to the condition of the Share Exchange, such as a share exchange ratio, the Parties shall execute an agreement confirming such changes, and such agreement shall be considered as part of the Agreement.

⑤ In cases where the Agreement is cancelled or amended under this Article, or becomes null and void under Article 10, the Parties as well as their shareholders, executives, employees, agents, and other representatives shall not be held liable against the other Party in relation to any provisions hereunder or the Share Exchange.

⑥ If the Agreement is cancelled in accordance with this Article, the Agreement shall lose effect; provided, that the terms and conditions set forth in Articles 11, 12, 13, 15 and 16 shall remain effective.

C. Invalidation of the Exercise of the Appraisal Rights in case of interruption of the Share Exchange Procedure

If the Share Exchange procedure is interrupted, such as invalidation or cancellation of the Share Exchange Agreement due to the occurrence of any of the grounds stated in the above A. and B., the effect of the exercise of the appraisal rights will become invalidated. Also, in this case, Woori Investment Bank will not purchase the shares whose appraisal rights have been exercised.

D. Requirements for the Resolution of the General Meeting of Shareholders in relation to the Share Exchange

•	Woori Financial Group

Woori Financial Group will follow a small-scale share exchange method under Article 360-10 of the Commercial Act, so it will carry out the Share Exchange with the approval of its board of directors in lieu of the approval of its general meeting of shareholders pursuant to Article 360-3(1) of the Commercial Act.

However, in cases where, under Article 360-10(5) of the Commercial Act and Article 62-2(2) the FHCA, a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies Woori Financial Group in writing of his/her intent to oppose to the small-scale share exchange within seven days from the date of a public notice or a notice to the shareholders of such small-scale share exchange under Article 360-10(4) of the Commercial Act, Woori Financial Group may no longer be able to carry out the Share Exchange in the small-scale share exchange method. In such cases, the Parties may cancel the Share Exchange Agreement by written agreement or change the small-scale share exchange into a comprehensive share exchange based on a separate agreement between the parties. Such cases require a special resolution of the general meeting of shareholders pursuant to Articles 360-3(1), 360-3(2), and 434 of the Commercial Act, which require the affirmative votes of at least two thirds of the voting rights of the shareholders present at the general meeting and of at least one third of the total number of issued and outstanding shares.

•	Woori Investment Bank

Since Woori Investment Bank does not satisfy the requirements for simplified share exchange under Article 360-9 of the Commercial Act, Woori Investment Bank will obtain approval for the Share Exchange Agreement at its extraordinary general meeting of shareholders.

Share Exchange Agreement

Article 5 (Approval of the Share Exchange)

① In accordance with the provisions of Article 360-10 of the Commercial Act regarding small-scale share exchange, Woori Financial Group shall hold a board of directors meeting on July 21, 2023 to approve the Share Exchange in substitution of the approval of a general meeting of shareholders under Article 360-3(1) of the Commercial Act.

② Woori Investment Bank shall hold an extraordinary general meeting of shareholders on July 21, 2023 to approve the Share Exchange.

③ Notwithstanding the above paragraphs 1 and 2, when it is deemed reasonably necessary to adjust the schedules of the Share Exchange procedure due to the governmental approvals (e.g., approvals, permits, reporting from/to the supervisory authorities), or other reasons (e.g., review of the SRS), the Parties may change the above date by mutual agreement. The rights to agree on such schedule change are delegated to the Representative Director of each Party.

Article 10 (Effective Date of the Agreement)

The Agreement shall become effective immediately upon execution; provided, that if the item on the approval for the Share Exchange is rejected at the board of directors meeting of Woori Financial Group or at the general meeting of shareholders of Woori Investment Bank held under Article 5, the Agreement shall lose effect retrospectively without any action of the Parties.

6. Regulations or Special Provisions on the Relevant Statutes

No governmental approvals or permits are required prior to the Share Exchange. However, the contents of the SRS for the Share Exchange may be corrected during the disclosure review process, which may result in changes in the expected schedules. In addition, the parties need to have prior consultation with the government authorities and relevant agencies with regard to the Share Exchange, such as the delisting of Woori Investment Bank and listing of exchanged new shares. This consultation may also change the expected schedules. Please note that if the schedule is changed due to the above consultation with or review by the government authorities and relevant agencies, the schedule may be adjusted by agreement between Woori Financial Group and Woori Investment Bank as set forth in the Share Exchange Agreement the execution of which has been approved at the board of directors meetings of Woori Financial Group and Woori Investment Bank, and the authority to determine whether or not to make the aforementioned agreement shall be delegated to the Representative Directors of Woori Financial Group and Woori Investment Bank.

Although no prior approvals are required for the Share Exchange, Woori Financial Group must submit the Post-Issuance Report to the Financial Supervisory Commission (the “FSC”) after the Share Exchange (Article 2-19 and the proviso of Article 5-15 of the Regulations on Issuance and Disclosure, etc. of Shares (the “IDSR”)). Moreover, under the FISCMA, it also needs to submit the Report on Shares, etc. Held in Bulk to the FSC and Korea Exchange (“KRX”) (Article 147), and the Report on Status of Specific Securities, etc. Owned by Executive Officers and Major Shareholders to the Securities & Futures Commission and the KRX (Article 173). Furthermore, Woori Financial Group has to register the changes in capital with regard to the exchanged new shares issued as a result of the Share Exchange in accordance with Articles 317(2)2 through 317(2)4 and Article 183 of the Commercial Act and Article 146 of the Commercial Registration Rules.

After the Share Exchange is completed, Woori Investment Bank shall submit the Completion Report on Merger, Etc. (Comprehensive Share Exchange) to the FSC (under Articles 2-19 and 5-15(5) of the IDSR) and submit the Report of Shareholding Changes including changes in the largest shareholder, etc. to the KRX under the Regulations on the Listing on the KOSPI Market without delay. However, if the obligation to report under Article 147 or 173 of the FISCMA on the same shareholding changes has already been fulfilled within two days from the date on which such reason for report occurred, the Report of Shareholding Changes may not be submitted to the KRX (Article 83 of the Regulations on the Listing on the KOSPI Market). In addition, if the number of shares held by a major shareholder or his/her specially-related person changes by at least one percent of the total number of outstanding voting shares, a merchant bank is required to report relevant facts to the FSC within seven days from such change under Articles 350 and 418 of the FISCMA. In accordance with the above provision, Woori Investment Bank needs to report to the FSC about the change of shareholding exceeding one percent within seven days from the Share Exchange Date.

As for the special provisions stipulated in Article 62-2 of the FHCA in relation to the schedule of the Share Exchange, please refer to 3. Forms of the Share Exchange - D. Special Note on the Methods of the Comprehensive Share Exchange - (2) Shortening of the Share Exchange Schedule and 4. Share Exchange Schedule. Also, for the matters related to the appraisal rights, please refer to VII. Matters related to Appraisal Rights.

Moreover, Article 62-2(4) of the FHCA stipulates that a company that engages in a share exchange or a shareholder holding at least 30 percent of the number of shares subject to the appraisal opposes to the purchase price of the shares calculated under Article 62-2(3) of the FHCA, Article 33-2(1) of the Enforcement Decree of the FHCA, Article 165-5 of the FISCMA, and Article 176-7(3)1 of the Enforcement Decree of the FISCMA, the relevant company or shareholder may file an application for the adjustment of the purchase price with the FSC until ten days prior to the date of the share purchase payment; or, the relevant company or shareholder opposing to the share purchase price may request the court to determine the purchase price in accordance with Articles 360-5(3), 374-2(4) and 374-2(5) of the Commercial Act. However, please note that there is a possibility that the court may give a different interpretation of Article 62-2(3) of the FHCA with regard to whether the company or shareholder is eligible to make such request the court to determine the purchase price.

A part of the registered common shares of Woori Financial Group is listed on New York Stock Exchange in the form of depository receipts, and the voting rights of the shareholdings are vested in the holders of each depository receipt. Woori Financial Group plans to disclose the documents relevant to the Share Exchange to the U.S. Securities and Exchange Commission (SEC) according to its disclosure obligations under relevant regulations.

II. COMPREHENSIVE SHARE EXCHANGE RATIO AND ITS BASIS OF CALCULATION

1. Share Exchange Ratio

		(Unit: KRW)
Classification	Wholly owning parent company (Woori Financial Group)	Wholly owned subsidiary (Woori Investment Bank)
Base share price	11,892	742
- Discount or premium rate	0%	0%
Average of asset and earnings values	—	—
- Asset value	—	—
- Earnings value	—	—
Exchange value (per share)	11,892	742
Exchange ratio	1	0.0624346
Relative value	—	—

* The exchange ratio of the common shares of Woori Financial Group and those of Woori Investment Bank has been determined to be 1: 0.0624346. This means that the shareholders of common shares listed on the register of shareholders of Woori Investment Bank as of the Share Exchange Date (August 8, 2023) (excluding Woori Financial Group but including Woori Investment Bank for the treasury shares that Woori Investment Bank acquired due to the exercise of the appraisal rights of the shareholders of Woori Investment Bank opposing to the Share Exchange and for the treasury shares that Woori Investment Bank holds as of the date immediately preceding the filing date of this SRS) will be given 0.0624346 common shares of Woori Financial Group per common share of Woori Investment Bank.

2. Basis of Calculation

As both Woori Financial Group and Woori Investment Bank are listed companies, the base share prices were calculated based on Article 165-4 of the FISCMA and Articles 176-6(2) and 176-5(1)1 of the Enforcement Decree thereof, and the exchange ratio was calculated based on the base share prices.

Article 165-4 of the FISCMA (Special Cases concerning Mergers, etc.)

① A listed company shall comply with the guidelines, such as requirements and methods prescribed by Presidential Decree, if it intends to engage in any of the following activities (hereafter in this Article referred to as “merger, etc.”):

1. Merger with another corporation;

2. Acquisition or transfer of essential business or assets prescribed by Presidential Decree;

3. Comprehensive share exchange or transfer; and/or

4. Split-off, or split and merger.

② Where a listed company intends to conduct a merger, etc. with another company, it shall undergo the assessment of the merger price, etc. and other matters prescribed by Presidential Decree, by a specialized assessment institution (hereafter in this Article and Article 165-18, referred to as “external assessment institution”), as prescribed by Presidential Decree for the protection of investors and sound trading practices.

③ Where the assessment result of a merger, etc. conducted by an external assessment institution is deemed significantly insufficient, or where it is likely to undermine the protection of investors or sound trading practices in circumstances prescribed by Presidential Decree, the Financial Services Commission may limit the services of assessment pursuant to paragraph (2).

④ The scope of external assessment institutions, methods for limiting assessment services under paragraph (3) and other relevant matters shall be prescribed by Presidential Decree.

Article 176-6 of the Enforcement Decree of the FISCMA (Requirements, Methods, etc. for Business Acquisition or Transfer, etc.)

① “Acquisition or transfer of material business or asset prescribed by Presidential Decree” in Article 165-4(1)2 of the Act means those falling under any of the subparagraphs of Article 171(2)

② Article 176-5(1) (Article 176-5(1)2(b) shall apply where the merger value is calculated with respect to a portion subject to the merger of a corporation to be split) shall apply mutatis mutandis to comprehensive share exchange or transfer under Article 165-4(1)3 of the Act and split and merger under Article 165-4 (1) 4 of the Act; provided, that the same shall not apply where the listed company becomes a complete subsidiary on its own as a result of the comprehensive share transfer.

③ In cases of the acquisition or transfer of material business or asset under Article 165-4(1)2 of the Act, the comprehensive share exchange or transfer (limited to where a listed company is included in corporations to become a wholly owned subsidiary under Articles 360-2 and 360-15 of the Commercial Act and where a wholly owning parent company becomes an unlisted company) under subparagraph 3 of the same Article, the split and merger under Article 165-4(1)4 of the Act, the appropriateness of the value of the acquisition or transfer of business or asset, the ratio of the comprehensive share exchange, the ratio of comprehensive share transfer, or the ratio of split and merger shall be assessed by an external assessment institution excluding an external assessment institution that cannot assess the merger under Article 176-5(9) and Article 176-5(10)), respectively; provided, that such assessment by an external assessment institution may not be required in any of the following cases:

1. Acquisition or transfer of assets which have little necessity of assessment by an external assessment institution, such as the sale and purchase of securities through the securities market, auction of assets, etc., among acquisition or transfer of important assets, as prescribed and publicly notified by the FSC;

2. Acquisition or transfer of an essential business or asset, all-embracing transfer or exchange of shares, or merger after division of a corporation, between a corporation whose shares are listed on the KONEX and unlisted company.

④ Articles 176-5(11) through 176-5(13) shall apply mutatis mutandis to the acquisition or transfer of material business or assets under Article 165-4(1)2 of the Act, the comprehensive share exchange or transfer under Article 165-4 (1) 3 of the Act, and split-off or split and merger under Article 165-4 (1) 4 of the Act.

Article 176-5 of the Enforcement Decree of the FISCMA (Requirements, Methods, etc. of Merger)

① When a listed company seeks to merge with another corporation, it shall adopt the merger value calculated by any of the following methods. In such cases, when the listed company is unable to calculate the price referred to in subparagraph 1 or the main sentence of subparagraph 2(a), the price referred to in subparagraph 2(b) shall apply:

1. In cases of a merger between listed companies, the value (hereafter referred to as “base market price” in this Article) computed by discounting or adding up to 30 percent (10 percent in cases of a merger between affiliated companies) of the average of the following closing prices (referring to the closing prices formed in the securities market; hereafter the same shall apply in this paragraph), counted from the day preceding the earlier of the date the board of directors passes a resolution for the merger or the date of concluding the merger contract. In such cases, the average closing price referred to in item (a) or (b) shall be calculated by the weighted average of the closing prices by trading volume:

(a) Average closing price for the most recent one month; provided, that when any ex-dividend or ex-right exists during the period for calculation and the period from the date such ex-dividend or ex-right occurs to the initial date of calculation is not less than seven days, the average closing price during such period;

(b) Average closing price for the most recent one week; and

(c) The most recent closing price;

Moreover, according to Articles 176-6(2) and 176-5(1)1 of the Enforcement Decree of the FISCMA, the value may be discounted or added up to 30 percent (10 percent in cases of a merger between affiliated companies) of the value computed in the above-mentioned methods, but the two companies decided not to apply any discount or premium rate based on individual reviews, mutual consultation and mutual agreement.

A. Company Becoming the Wholly Owning Parent Company: Woori Financial Group

Classification	Period	Value (in KRW)
Weighted average of the closing prices for the most recent one month (A)	April 26, 2023 – May 25, 2023	11,799
Weighted average of the closing prices for the most recent one week (B)	May 19, 2023 – May 25, 2023	11,998
The most recent closing price (C)	May 25, 2023	11,880
Share exchange value {D=(A+B+C)/3}	-	11,892

Note) The base share price was calculated by [(①+②+③)÷3] from the business day immediately preceding (May 25, 2023) the date the board of directors passed the resolution for the share exchange (May 26, 2023), with ① being the weighted arithmetic average of the closing prices for the most recent one month, ② being the weighted arithmetic average of the closing prices for the most recent one week, and ③ the most recent closing price.

Meanwhile, the closing prices and trading volumes of one month up to May 25, 2023 to calculate the base share price are as follows:

Date	Closing Price (in KRW)	Trading Volume (No. of shares)	Closing Price x Trading Volume (in KRW)
2023-04-26	11,750	2,313,508	27,183,719,000
2023-04-27	11,620	1,979,105	22,997,200,100
2023-04-28	11,730	2,574,135	30,194,603,550
2023-05-02	11,720	1,670,659	19,580,123,480
2023-05-03	11,560	1,959,304	22,649,554,240
2023-05-04	11,650	1,021,844	11,904,482,600
2023-05-08	11,770	1,832,864	21,572,809,280
2023-05-09	11,820	1,224,312	14,471,367,840
2023-05-10	11,680	1,790,524	20,913,320,320
2023-05-11	11,820	2,230,408	26,363,422,560
2023-05-12	11,750	1,494,669	17,562,360,750
2023-05-15	11,810	1,466,560	17,320,073,600
2023-05-16	11,800	1,455,657	17,176,752,600

2023-05-17	11,710	1,556,133	18,222,317,430
2023-05-18	11,860	1,171,244	13,890,953,840
2023-05-19	12,040	2,617,813	31,518,468,520
2023-05-22	12,030	1,673,318	20,130,015,540
2023-05-23	12,000	1,274,962	15,299,544,000
2023-05-24	12,010	1,406,363	16,890,419,630
2023-05-25	11,880	1,578,453	18,752,021,640
A. Weighted arithmetic average of the closing prices for the most recent one month			11,799
B. Weighted arithmetic average of the closing prices for the most recent one week			11,998
C. The most recent closing price			11,880
D. Weighted average of the closing prices ([A+B+C]÷3)			11,892

B. Company Becoming a Wholly Owned Subsidiary: Woori Investment Bank

Classification	Period	Value (in KRW)
Weighted average of the closing prices for the most recent one month (A)	April 26, 2023 – May 25, 2023	748
Weighted average of the closing prices for the most recent one week (B)	May 19, 2023 – May 25, 2023	740
The most recent closing price (C)	May 25, 2023	739
Share exchange value {D=(A+B+C)/3}	-	742

Note) The base share price was calculated by [(①+②+③)÷3] from the business day immediately preceding (May 25, 2023) the date the board of directors passed the resolution for the share exchange (May 26, 2023), with ① being the weighted arithmetic average of the closing prices for the most recent one month, ② being the weighted arithmetic average of the closing prices for the most recent one week, and ③ the most recent closing price.

Meanwhile, the closing prices and trading volumes of one month up to May 25, 2021 to calculate the base share price are as follows:

Date	Closing Price (in KRW)	Trading Volume (No. of shares)	Closing Price x Trading Volume (in KRW)
2023-04-26	738	1,406,317	1,037,861,946
2023-04-27	751	1,193,790	896,536,290
2023-04-28	755	1,251,398	944,805,490
2023-05-02	765	935,828	715,908,420
2023-05-03	758	567,410	430,096,780
2023-05-04	757	673,865	510,115,805
2023-05-08	755	753,145	568,624,475
2023-05-09	764	675,260	515,898,640
2023-05-10	763	503,955	384,517,665
2023-05-11	764	453,546	346,509,144
2023-05-12	754	793,860	598,570,440
2023-05-15	739	1,518,914	1,122,477,446
2023-05-16	738	787,039	580,834,782
2023-05-17	739	578,965	427,855,135
2023-05-18	740	649,021	480,275,540
2023-05-19	740	716,454	530,175,960
2023-05-22	740	625,154	462,613,960
2023-05-23	741	1,153,431	854,692,371
2023-05-24	742	719,939	534,194,738
2023-05-25	739	775,631	573,191,309
A. Weighted arithmetic average of the closing prices for the most recent one month			748

B. Weighted arithmetic average of the closing prices for the most recent one week	740
C. The most recent closing price	739
D. Weighted average of the closing prices ([A+B+C]÷3)	742

3. Matters related to External Evaluation

The Share Exchange constitutes a share exchange between listed companies. The exchange value has been computed in accordance with Article 165-4 of the FISCMA, and Articles 176-6 and 176-5 of the Enforcement Decree thereof, and the exchange ratio has been calculated based on the said exchange value. Therefore, under Article 176-6(3) of the Enforcement Decree of the FISCMA, an evaluation by an external assessment institution to determine the fairness of the exchange value is not required.

III. GUIDELINES FOR COMPREHENSIVE SHARE EXCHANGE

1. Share Exchange

A. Details of the Share Exchange

The shares of Woori Investment Bank held by the shareholders listed on the register of shareholders of Woori Investment Bank, which will become a wholly owned subsidiary, as of the Share Exchange Date (August 8, 2023) excluding Woori Financial Group (but including Woori Investment Bank itself for the treasury shares that Woori Investment Bank acquired due to the exercise of the appraisal rights of its shareholders opposing to the Share Exchange and for the treasury shares that Woori Investment Bank holds as of the date immediately preceding the filing date of this SRS, hereinafter “the shareholders subject to share exchange”) shall be transferred to Woori Financial Group on the Share Exchange Date. In return for this exchange, Woori Financial Group shall allot a total of 22,541,465 newly issued common shares to the shareholders subject to share exchange at the exchange ratio of one common share of Woori Investment Bank (par value KRW 500) to 0.0624346 common shares of Woori Financial Group (par value KRW 5,000). Woori Financial Group does not have any plan to transfer treasury shares to the shareholders subject to share exchange.

B. How to Deal with Fractional Shares Resulting from the Share Exchange

If a fractional share, which is less than one whole share, arises as Woori Financial Group allots its shares to the shareholders subject to share exchange according to the exchange ratio, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX KOSPI Market) within one month from the Share Exchange Date.

C. Matters related to Listing and Trading of New Shares

The new shares (registered common shares) of Woori Financial Group issued as a result of the Share Exchange are expected to be listed on August 28, 2023; provided, that this expected listing date may change based on the consultation with relevant agencies or the approval process.

2. Share Capital & Capital Reserves to be Increased

Following the Share Exchange, Woori Financial Group will see an increase in its share capital of KRW 112,707,325,000 (= number of new shares issued: 22,541,465 × par value: KRW 5,000). An increase in the capital reserves will be the total issue price of the new shares of Woori Financial Group minus the total increased amount of the share capital. However, in cases where there is a difference between the price calculated by the relevant statutes and K-IFRS and the price calculated in the above manner, the former may be considered the amount of the capital reserves.

3. Payment of Cash, Etc.

There is no cash that Woori Financial Group is required to pay to the shareholders subject to share exchange as a result of the Share Exchange, other than the cash to be paid pursuant to the above III. Guidelines for Comprehensive Share Exchange & Transfer – 1. Share Exchange – B. How to Deal with Fractional Shares Resulting from the Share Exchange.

4. Compensation for Certain Shareholders

There is no additional direct or indirect compensation, such as special subsidies, that a Party or its special specially related person pays to a certain shareholder of the other Party in relation to the Share Exchange.

5. Expenses of the Share Exchange

It is agreed that any costs related to the Share Exchange, such as legal fees, tax fees, and financial advisory fees, shall be borne by each Party charged with such fees. The exact amount of the expenses has not been confirmed as of the filing date of the SRS, but the below shows an estimate thereof:

Classification	Amount (in million KRW)	Basis of Calculation
Advisory fees	205	Legal, tax, and financial advisory services, etc.
Listing fees	35	Additional listing fees, etc.
Other expenses	776	Registration and license tax, education tax, PPM costs, etc.
Total	1,016	Excluding VAT

Note) The above expenses related to the Share Exchange are subject to change in the process.

6. Shareholding of Treasury Shares and Handling Policy

(Base date: June 5, 2023)

Classification	Woori Financial Group	Woori Investment Bank
Current shareholding of treasury shares	2,324 shares	69,076
How to handle treasury shares	Will not be utilized for the Share Exchange	The registered common shares of Woori Financial Group will be given or cash (for any fractional share) will be paid according to the exchange ratio. Note 1), Note 2)
Current shareholding of the other Party’s shares	513,162,392 common shares of Woori Investment Bank (58.70%)	—

Note 1) As of the filing date of the SRS. If there are additional treasury shares acquired due to the exercise of the appraisal rights of the shareholders of Woori Investment Bank following the Share Exchange, the registered common shares of Woori Financial Group shall be given or cash shall be paid for any fractional share according to the exchange ratio.

Note 2) A comprehensive share exchange is a system under which a company becoming the wholly owning parent company owns the total number of issued and outstanding shares of another company becoming a wholly owned subsidiary (Article 360-2(1) of the Commercial Act). With regard to the treasury shares held by a company becoming a wholly owned subsidiary as of the share exchange date, the Commercial Act acknowledges an exception to the restrictions on the acquisition of the parent company’s shares by a subsidiary on the premise that the shares of the company becoming the wholly owning parent company are allotted (Article 342-2(1)1). Accordingly, Woori Financial Group plans to allot its new shares based on the exchange ratio for the treasury shares held by Woori Investment Bank as of the Share Exchange Date (i.e., the treasury shares acquired as a result of the exercise of the appraisal rights by the shareholders of Woori Investment Bank and the treasury shares held by Woori Investment Bank as of the date immediately preceding the filing date of this SRS). Woori Investment Bank is required to dispose of the shares of Woori Financial Group allotted for the above treasury shares as of the Share Exchange Date in six months, or, pursuant to Article 62-2(1) of the FHCA, in three years from the acquisition date (i.e., August 8, 2023 or the Share Exchange Date), and such disposal of shares may affect the share prices of Woori Financial Group.

Note 3) 513,162,392 common shares of Woori Investment Bank that Woori Financial Group holds as of the filing date of the SRS are not subject to the Share Exchange.

7. Transfer of Employment Contracts

N/A

8. Damages Suffered by Certain Class of Shareholders, Etc.

N/A

9. Creditors Protection Procedures

N/A

10. Other Share Exchange Conditions

The term of office of the directors and the members of the Audit Committee of Woori Financial Group who took office prior to the Share Exchange will continue to serve the term as previously agreed, notwithstanding Article 360-13 of the Commercial Act. No director will be newly appointed as a result of the Share Exchange.

The schedule for the Share Exchange may be adjusted by agreement between Woori Financial Group and Woori Investment Bank as set forth in the Share Exchange Agreement the execution of which has been approved at the board of directors meetings of Woori Financial Group and Woori Investment Bank, and the authority to determine whether or not to make the aforementioned agreement shall be delegated to the Representative Directors of Woori Financial Group and Woori Investment Bank.

IV. MATTERS RELATED TO BUSINESS AND ASSETS

N/A

V. MATTERS RELATED TO MAJOR RIGHTS OF NEW SHARES

1. Registered Common shares Issued at the time of the Share Exchange and the Exchange Ratio

A. Among the shareholders listed on the register of shareholders of Woori Investment Bank, which will become a wholly owned subsidiary, as of the Share Exchange Date (August 8, 2023), the shares of Woori Investment Bank held by the shareholders subject to share exchange excluding Woori Financial Group shall be transferred to Woori Financial Group on the Share Exchange Date. In return for this exchange, Woori Financial Group shall allot a total of 22,541,465 newly issued common shares to the shareholders subject to share exchange at the exchange ratio of one common share of Woori Investment Bank (par value KRW 500) to 0.0624346 common shares of Woori Financial Group (par value KRW 5,000). Woori Financial Group does not have any plan to transfer treasury shares to the shareholders subject to share exchange. Since the new shares of Woori Financial Group are allotted in return for the Share Exchange, the shareholders of Woori Financial Group may experience share dilution effect as a result.

The total number of exchanged new shares that Woori Financial Group plans to allot to the shareholders subject to share exchange is 22,541,465 common shares of Woori Financial Group. Please refer to the table below with regard to the share dilution effect.

Classification	Current	Increase	After share exchange
No. of issued shares	728,060,549	22,541,465	750,602,014
No. of outstanding shares	728,058,225	22,541,465	750,599,690

Note 1) As of the filing date of the SRS

Note 2) The newly issued common shares of the wholly owning parent company Woori Financial Group that are allotted to the wholly owned subsidiary Woori Investment Bank have been included in the number of the outstanding shares, considering the statutory requirement for the Woori Investment Bank to dispose of the shares.

Shareholder holding shares equivalent to 1.00000% of the total number of issued shares of Woori Financial Group will hold the shares equivalent to 0.96997% of the total number of issued shares after the Share Exchange.

Moreover, Woori Investment Bank holds 69,076 treasury shares as of the filing date of the SRS, and may additionally acquire treasury shares depending on whether its shareholders’ exercise of the appraisal rights prior to the Share Exchange Date, in which case the new shares of Woori Financial Group will be allotted for the treasury shares held by Woori Investment Bank as of the Share Exchange Date according to the exchange ratio. Woori Investment Bank is required to dispose of the shares of Woori Financial Group allotted for the treasury shares acquired as a result of the exercise of the appraisal right in three years from the acquisition date (i.e., August 8, 2023 or the Share Exchange Date) pursuant to Article 62-2(1) of the FHCA, and is required to dispose of the shares of Woori Financial Group allotted for the treasury shares held by it as of the filing date of this SRS in six months from the acquisition date (i.e., August 8, 2023 or the Share Exchange Date) pursuant to Article 342-2(2) of the Commercial Act, and such disposal of shares may affect the share prices of Woori Financial Group.

B. If a fractional share, which is less than one whole share, arises as Woori Financial Group issues new shares as a result of the Share Exchange, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day (expected to be August 28, 2023) of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX KOSPI Market) within one month from the Share Exchange Date.

C. There is no cash that Woori Financial Group is required to pay to the shareholders subject to share exchange as a result of the Share Exchange other than the cash paid thereto for the fractional shares.

2. Matters related to Major Rights of New Shares

A. The exchanged new shares are registered common shares.

B. There are no other special provisions in the articles of incorporation, etc. that restrict the exercise of shareholder rights, such as dividends or voting rights, in relation to exchanged new shares.

3. Major Rights of New Shares to Be Issued by the Wholly Owning Parent Company

The following is an excerpt of the relevant provisions from the articles of incorporation of Woori Financial Group:

[Matters related to the par value, total number of authorized shares, and share classes]

Article 5 (Total Number of Authorized Shares) The total number of authorized shares shall be four billion shares.

Article 6 (Par Value) The par value of each share to be issued by the Company shall be KRW 5,000.

Article 8 (Classes of Shares) ① The shares to be issued by the Company shall be common shares and class shares.

② The class shares issued by the Company shall be: class shares in relation to dividends, class shares in relation to exclusion of voting rights, class shares in relation to conversion of shares, class shares in relation to repayment of shares, and shares which are a mixture of all or part of such class shares.

③ The number of non-voting class shares to be issued by the Company shall be up to 50% of the total number of issued shares notwithstanding Articles 10 through 10-5.

[Matters related to the pre-emptive rights]

Article 11 (Pre-Emptive Rights)

① In cases where new shares are issued by a resolution of the board of directors of the Company, the following methods shall apply:

1.    A method that gives a shareholder an opportunity to apply for subscription to new shares to allot new shares based on the number of the shares held by the shareholder;

2.    A method that gives an opportunity to foreign investors, domestic and foreign financial institutions, institutional investors, affiliated companies, investment companies, private equity funds, special purpose companies, and other particular persons (including the shareholders of the Company) to apply for subscription to new shares to allot new shares in methods other than the method prescribed in the above subparagraph 1 to the extent that does not exceed 50 percent of the total number of issued shares when necessary for business purposes of the Company, such as introduction of new technology, improvement of the financial structure of the Company or its subsidiary, fundraising, and strategic partnerships; or

3.    A method that gives an opportunity to any unspecified persons (including the shareholders of the Company) to apply for subscription to new shares in methods other than the method prescribed in the above subparagraph 1 to the extent that does not exceed 50 percent of the total number of issued shares, and allots new shares to the subscribers.

② In cases where new shares are allotted in the method stipulated in the above paragraph 1(3), the new shares shall be allotted in one of the following methods by a resolution of the board of directors:

1.    A method that allots new shares to unspecified subscribers without classifying different types of persons subject to the opportunity to apply for subscription to new shares;

2.    A method that gives any unspecified persons an opportunity to apply for subscription to new shares, which include the shares that have been allotted to the members of the employee stock ownership association under the relevant statutes but have not been subscribed;

3.    A method that gives the shareholders a preferential opportunity to apply for subscription to new shares, and then gives any unspecified persons an opportunity to be allotted new shares if there are any unsubscribed shares left; or

4.    A method that gives specific types of persons an opportunity to apply for subscription to new shares in accordance with the reasonable criteria prescribed in the relevant statutes, such as demand forecast that a financial investment business entity or an investment broker prepared as a subscriber or an arranger.

③ In cases where new shares are allotted under the above paragraphs 1(2) and 1(3), the matters stipulated in Articles 416(1), 416(2), 416(2-2), 416(3), and 416(4) of the Commercial Act shall be notified to the shareholders or publicly announced by no later than two weeks prior to the payment due date; provided, that such notification or public notice may be substituted by disclosing the Report on Material Facts to the FSC and the KRX under the FHCA.

④ In cases where new shares are issued in any of the methods stipulated in the subparagraphs of the above paragraph 1, the type, number, and issue price of the new shares shall be determined by a resolution of the board of directors.

⑤ When allotting the new shares, if there are any shares that remain unsubscribed until the due date or whose prices have not been paid off, the method of handling such shares, such as the adequacy of the issue price, shall be determined by a resolution of the board of directors as prescribed by the relevant statutes.

⑥ The method of handling any fractional shares that may arise from the allotment of new shares shall be determined by a resolution of the board of directors.

⑦ If new shares are allotted under paragraph 1, subparagraph 1, the warrants shall be issued to the shareholders.

[Matters related to the voting rights]

Article 29 (Voting Rights of the Shareholders)

A shareholder shall have one vote per share.

Article 30 (Exercise of Voting Rights in Disunity)

① If a shareholder holding at least two votes wishes to exercise his/her voting rights in disunity, he/she shall notify the Company, in writing or by an electronic document, of his/her intent to do so and the grounds therefor three days prior to the date set for a general meeting of shareholders.

② The Company may reject the exercise of vote in disunity by a shareholder unless he/she has accepted a trust of shares or he/she holds the shares on behalf of another person.

Article 31 (Exercise of Voting Rights by Proxy)

① A shareholder may cause a proxy to exercise his/her voting rights.

② The proxy stated in the above paragraph 1 shall submit a document proving his/her power of representation (power of attorney) before a general meeting of shareholders begins.

Article 32 (Resolutions at the General Meeting of Shareholders)

① A general meeting of shareholders shall reach a resolution by the majority of the voting rights of the shareholders present at the general meeting and of at least a quarter of the total number of issued and outstanding shares unless otherwise specified in the laws and regulations or the articles of incorporation.

② The number of votes exercised pursuant to Article 33 shall be included in the number of votes of the shareholders present.

Article 33 (Exercise of Voting Rights in Writing)

① Any shareholder may exercise his/her voting rights in writing without being present at a general meeting of shareholders according to a resolution of the board of directors.

② In the case of paragraph 1, the Company shall attach the documents and reference materials to a convocation notice of the general meeting of shareholders needed for shareholders to exercise their voting rights.

③ Any shareholder who wishes to exercise his/her voting rights in writing shall fill out the forms specified in the paragraph 2 and submit them to the Company by no later than the day prior to the meeting date.

[Matters related to dividends]

Article 13 (Equal Profit-Sharing)

The Company shall distribute the profits equally to all shares of the same class issued (including shares converted) as of the distribution record date regardless of the issue date of the shares.

Article 59 (Dividends)

① The dividends may be paid in cash, with shares, or with other properties.

② The Company may set a record date to determine the shareholders who will receive the dividends of paragraph 1 by resolution of its board of directors, and if such record date has been set, the Company shall publicly disclose the same two weeks prior to the record date.

③ In cases where the Company pays out dividends with other properties under paragraph 1, the shareholders may request the payment be made in cash instead of with other properties, and the Company may pay out dividends in cash instead of with other properties to the shareholders holding fewer than a certain number of shares.

Article 60 (Interim Dividends)

① The Company may pay quarterly dividends under Article 165-12 of the FISCMA to those registered as shareholders as of the end of March, June and September from the commencement date of its fiscal year. The quarterly dividends shall be paid in cash.

② The quarterly dividends of paragraph 1 shall be paid by resolution of the board of directors, which resolution shall be adopted within 45 days after each record date in paragraph 1.

③ The amount of quarterly dividends shall be limited up to the amount calculated by deducting the following amounts from the net assets on the balance sheet of the immediately preceding period for the settlement of accounts:

1.    The amount of the capital of the immediately preceding period for the settlement of accounts;

2.    The sum of the capital reserves and earned surplus reserves accumulated until the immediately preceding period for the settlement of accounts;

3.    The amount of the unrealized gains prescribed in the Enforcement Decree of the Commercial Act;

4.    The amount determined to be distributed by a regular general meeting of shareholders of the immediately preceding period for the settlement of accounts;

5.    The amount of the voluntary reserves accumulated for a certain purpose until the immediately preceding period for the settlement of accounts under the provision of the articles of incorporation or by a resolution of a general meeting of shareholders;

6.    The amount of the earned surplus reserves to be accumulated in this period for the settlement of accounts according to the quarterly dividends; and

7.    The sum of the amounts of quarterly dividends if such quarterly dividends were paid during the relevant fiscal year.

④ When paying the quarterly dividends, the same dividend rate shall apply to the common shares and the class shares under Articles 10 through 10-5.

VI. INVESTMENT RISK FACTORS

1. Risk Factors related to the Conditions for the Successful Share Exchange

A. Risks concerning approval at the board of directors in lieu of a general meeting of shareholders and extraordinary general meeting of shareholders

Woori Financial Group, which becomes the wholly owning parent company, meets the requirements for small-scale share exchange under Article 360-10 of the Commercial Act; hence, Woori Financial Group intends to carry out the Share Exchange in accordance with the procedures of the small-scale share exchange thereunder. Meanwhile, Woori Investment Bank, which becomes a wholly owned subsidiary, does not satisfy the requirements for simplified share exchange under Article 360-9 of the Commercial Act. Accordingly, Woori Investment Bank shall obtain approval for the Share Exchange at an extraordinary general meeting of shareholders. With regard to the Share Exchange, the approval of the board of directors of Woori Financial Group and the approval of the extraordinary general meeting of shareholders of Woori Investment Bank shall be obtained.

However, in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies his/her intent to oppose to the small-scale share exchange, the approval of its board of directors can no longer replace the approval of its general meeting of shareholders, which may constitute a reason for the contract cancellation or amendment under the Share Exchange Agreement. Moreover, if a party wishes to follow the procedures for common share exchange and get the approval of a general meeting of shareholders for the Share Exchange, but if the item on the approval of the Share Exchange is rejected at the said meeting, the entire Share Exchange may founder. Investors should be aware of this risk.

As of the filing date of this amended SRS (June 16, 2023), the period of receiving any notice of dissent to a small-scale share exchange (June 5, 2023 ~ June 12, 2023) has expired. Since the number of shares held by the shareholders, who have given such dissenting notice, is less than 20/100 of the total number of issued and outstanding shares, the Share Exchange will proceed according to the procedure of small-scale share exchange as proposed.

In addition, if the item on the approval of the Share Exchange is rejected at the extraordinary general meeting of shareholders of Woori Investment Bank, the entire Share Exchange may founder. Investors should be aware of this risk.

Woori Financial Group, which becomes the wholly owning parent company, intends to carry out the Share Exchange in accordance with the procedures of the small-scale share exchange under Article 360-10 of the Commercial Act because it meets the requirements therefor. Meanwhile, Woori Investment Bank, which becomes a wholly owned subsidiary, shall obtain approval for the Share Exchange at the extraordinary general meeting of shareholders because it does not satisfy the requirements for simplified share exchange under Article 360-9 of the Commercial Act. Accordingly, for the Share Exchange, Woori Financial Group shall implement the relevant procedure with approval from its board of directors while Woori Investment Bank shall implement the relevant procedure with approval of its extraordinary general meeting of shareholders. The relevant provisions in the Commercial Act are as follows:

Article 360-9 of the Commercial Act (Simplified Share Exchange)

① In cases where all the shareholders of a company becoming a wholly owned subsidiary give their consent or where a company becoming a wholly owning parent company owns at least 90 percent of the total number of issued and outstanding shares of the company becoming the wholly owned subsidiary, the approval of a general meeting of shareholders of the company becoming the wholly owned subsidiary may substitute for the approval of the board of directors.

Article 360-10 of the Commercial Act (Small-Scale Share Exchange)

① Where the total number of new shares issued and treasury shares transferred for a share exchange by a company becoming a wholly owning parent company does not exceed ten percent of the total number of issued and outstanding shares of the relevant company, the approval of a general meeting of shareholders under the provision of Article 360-3(1) of the relevant company may be substituted by the approval of the board of directors; provided, that the foregoing shall not apply where the money or other assets to be provided to the shareholders of the company becoming a wholly owned subsidiary has been determined and the value thereof exceeds five percent of the value of the current net assets of the company becoming a wholly owning parent company on its final balance sheet provided for in Article 360-4(1)3.

④ A company becoming a wholly owning parent company shall give a public notice on the business name and the head office of the company becoming a wholly owned subsidiary, the date of share exchange and the purport that a share exchange is to be made without obtaining an approval under Article 360-3(1), or notify it to the shareholders, within two weeks of the preparation of a share exchange agreement.

⑤ In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of a company becoming a wholly owning parent company notifies the company in writing of his/her intent to oppose to the share exchange under the main body of paragraph (1) within two weeks from the date of a public notice or notice under paragraph (4), the share exchange under this Article shall not be made.

Please note that in cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies his/her intent to oppose to the small-scale share exchange, the approval of its board of directors can no longer replace the approval of its general meeting of shareholders, which may constitute a reason for the contract cancellation or amendment under the Share Exchange Agreement.

Moreover, if a party wishes to follow the procedures for common share exchange and get the approval of a general meeting of shareholders for the Share Exchange, the approval requires the affirmative votes of at least two thirds of the voting rights of the shareholders present at the general meeting of Woori Financial Group and of at least one third of the total number of issued and outstanding shares. If the item on the approval of the Share Exchange is rejected at the said meeting, the entire Share Exchange may founder. Investors should be aware of this risk.

As of the filing date of this amended SRS (June 16, 2023), the period of receiving any notice of dissent to a small-scale share exchange (June 5, 2023 ~ June 12, 2023) has expired. Since the number of shares held by the shareholders, who have given such dissenting notice, is less than 20/100 of the total number of issued and outstanding shares, the Share Exchange will proceed according to the procedure of small-scale share exchange as proposed.

Likewise, if the item on the approval of the Share Exchange is rejected at the extraordinary general meeting of shareholders of Woori Investment Bank, the entire Share Exchange may founder. Investors should be aware of this risk.

B. Risk concerning the amendment, cancellation, and invalidation of the Share Exchange Agreement

According to the Share Exchange Agreement between Woori Financial Group and Woori Investment Bank, if any of the following occurs, the Agreement may lose effect retrospectively, or may be changed or cancelled by written agreement of the parties.

Pursuant to the Share Exchange Agreement, if the item on the approval of the Agreement is rejected at the board of directors meeting of Woori Financial Group or at the general meeting of shareholders of Woori Investment Bank, the Agreement may lose effect retrospectively without any action of the Parties. Also, the Parties may amend or cancel the Agreement.

It seems that the practical possibility that the Agreement would be cancelled due to the item on the approval of the Share Exchange being rejected at the board of directors meeting of Woori Financial Group or at the general meeting of shareholders of Woori Investment Bank is not high; however, please note that it is difficult to completely rule out the possibility of cancellation due to a variety of reasons, including but not limited to a natural disaster, and other significant changes in the property and business of the Parties.

The Share Exchange may be affected by a variety of conditions, which means that there is always a possibility of the Agreement being invalidated, the Share Exchange being delayed, or not completed at all.

In particular, if any of the reasons for the contract invalidation, amendment, or cancellation stipulated in Share Exchange Agreement arises, the Agreement may lose effect retrospectively without any action of the Parties, or amended or cancelled by the Parties.

[Share Exchange Agreement]

Article 10 (Effective Date of the Agreement)

The Agreement shall become effective immediately upon execution; provided, that if the item on the approval hereof is rejected at the board of directors meeting of Woori Financial Group or at the extraordinary general meeting of shareholders of Woori Investment Bank held under Article 5, it may lose effect retrospectively without any action of the Parties.

Article 11 (Amendment and Cancellation of the Agreement)

① In cases where any matter related to a provision herein shall be in violation of the relevant statutes or accounting standards from the execution date hereof to the date of share exchange, the Parties may amend the Agreement in compliance with such relevant statutes or accounting standards by written agreement, and the rights to agree on such change shall be delegated to the Representative Director of each Party.

② In cases where any of the following occurs from the execution date hereof to the date of share exchange, the Parties may cancel or amend the Agreement by written agreement:

1. In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group notifies in writing of his/her intent to oppose to the Share Exchange under Article 360-10(5) of the Commercial Act and Article 62-2(2) the FHCA;

2. In cases of a natural disaster, or a significant change in the property or management status of Woori Financial Group or Woori Investment Bank; and/or

3. In cases where a reason for not being able to continue the Agreement arises, such as an irreversible violation of the statutes or an unfair share exchange ratio resulting from the Share Exchange.

③ The Parties may enter into a separate agreement for the matters that require additional agreement for the Share Exchange, and such additional agreement shall be deemed part of the Agreement.

④ If any term of the Share Exchange such as the exchange ratio is changed, the Parties shall prepare a written agreement to confirm such change, and the written agreement prepared as above shall be deemed part of the Agreement.

⑤ If the Agreement is amended or cancelled in accordance with this Article or loses effect in accordance with Article 10, the Parties, their respective shareholders, officers and employees, agents and other representatives shall not be liable against the other Party in relation to the Agreement or the Share Exchange.

⑥ If the Agreement is cancelled in accordance with this Article, the Agreement shall lose effect; provided, that the terms and conditions set forth in Articles 11, 12, 13, 15 and 16 shall remain effective.

With respect to Woori Financial Group, as the Share Exchange is carried out with the approval of the board of directors in lieu of the approval of the general meeting of shareholders, it is deemed very likely that the Share Exchange will be approved. With respect to Woori Investment Bank, as the Share Exchange shall be approved at the extraordinary general meeting of shareholders, it is possible that the item on the approval for the Share Exchange may be rejected at the meeting. However, the shareholding ratio of Woori Financial Group with respect to Woori Investment Bank as of the date immediately preceding the filing date of this SRS is 58.70% and therefore Woori Financial Group has a stable control over Woori Investment Bank. As such, it is not very likely that the item on the approval for the Share Exchange will be rejected at the extraordinary general meeting of shareholders of Woori Investment Bank, and there is a low possibility that the Agreement will be cancelled due to the rejection of the Share Exchange by the board of directors of Woori Financial Group or at the extraordinary general meeting of shareholders of Woori Investment Bank. However, please note that it is difficult to completely rule out the possibility of cancellation due to a variety of reasons, including but not limited to a natural disaster, and other significant changes in the property and business of the Parties.

C. Risk concerning the purchase price for dissenting shareholders being lower than the trading price

The purchase price for dissenting shareholders of Woori Investment Bank in relation to the Share Exchange is KRW 746. Also, the closing price of the common shares of Woori Investment Bank on the stock exchanges on June 5, 2023, which is the business day prior to the filing of the SRS, was KRW 739. Please be advised that the shareholders who exercise their appraisal rights may sustain financial disadvantages if the purchase price for dissenting shareholders is lower than the actual trading price of the shares of Woori Investment Bank.

[Purchase price for dissenting shareholders and trading price]

(Unit: in KRW)

Classification	Woori Financial Group	Woori Investment Bank
Purchase price for dissenting shareholders	—	746
Closing price on June 5, 2023	12,040	739

The purchase price for dissenting shareholders of Woori Investment Bank in relation to the Share Exchange is KRW 746. Also, the closing price of the common shares of Woori Investment Bank on the stock exchanges on June 5, 2023, which is the business day prior to the filing of the SRS, was KRW 739. Please be advised that the shareholders who exercise their appraisal rights may sustain financial disadvantages if the purchase price for dissenting shareholders is lower than the actual trading price of the shares.

D. Risk concerning the worse financial standing due to excessive appraisal rights

The shareholders of Woori Financial Group are not granted the appraisal rights because the Share Exchange constitutes a small-scale share exchange while the dissenting shareholders of Woori Investment Bank are granted the appraisal rights. Please note that if the number of shares subject to the appraisal rights reaches a level that may incur financial burden on Woori Investment Bank, the share exchange cost recognition and capital reduction as a result thereof may have a negative impact on the financial standing of Woori Investment Bank.

As the Share Exchange constitutes a small-scale share exchange for the shareholders of Woori Financial Group, they are not given any appraisal rights. On the other hand, the dissenting shareholders of Woori Investment Bank are granted the appraisal rights. Since Woori Investment Bank is a listed company, the purchase price of the shares of Woori Investment Bank for shareholders opposing to the Share Exchange has been calculated as KRW 746 per share on the basis of Article 165-5(3) of the FISCMA and Article 176-7(3)1 of the Enforcement Decree thereof. This price is what the Company suggests for consultation with the shareholders. If no agreement is reached with the shareholders on the purchase price, the following process shall be followed to handle the matter:

[Process to follow in case the agreement is not reached]

•

Under Article 62-2(4) of the FHCA, if the company that will carry out a share exchange or a shareholder holding at least 30 percent of the number of the shares subject to the appraisal opposes to the above purchase price, the said company or the shareholder may file an application for the adjustment of the purchase price with the FSC until ten days prior to the due date of the purchase payment.

•	Also, under Articles 360-5(3), 374-2(4), and 374-2(5) of the Commercial Act, the said company or shareholder opposing to the above purchase price may request the court to determine the purchase price.

•

However, please note that there is a possibility that the court may give a different interpretation of Article 62-2(3) of the FHCA with regard to whether the company or shareholder is eligible to make such request the court to determine the purchase price.

•

Furthermore, even if the shareholders against the above purchase price request the FSC for adjustment or the court for determination, such request shall not have any effect on the process of the Share Exchange itself. The amount adjusted or determined from such request shall be valid only for the shareholders who made such request for adjustment or determination.

Please note that if the number of shares subject to the appraisal rights reaches a level that may incur financial burden on Woori Investment Bank as a result of the Share Exchange, the share exchange cost recognition and capital reduction resulting therefrom may have a negative impact on the financial standing of Woori Investment Bank.

E. Risk concerning suits filed by minority shareholders

It is possible that some minority shareholders of the companies that will go through the Share Exchange will file a lawsuit seeking nullification of the Share Exchange on the basis of any procedural fault or unfair exchange ratio. Since the ratio of the Share Exchange was calculated in due compliance with the relevant statutes, and the procedure for the Share Exchange complies with the provisions stipulated in the relevant statutes, such as the Commercial Act, the possibility for the court to nullify the Share Exchange is deemed low. However, please be advised that it is difficult to completely rule out the possibility of a lawsuit being filed in relation to the Share Exchange.

It is possible that some minority shareholders of the companies that will go through the Share Exchange will file a lawsuit seeking nullification of the Share Exchange on the basis of any procedural fault or unfair exchange ratio. If the court admits such nullification, there is a risk that the Share Exchange will become null and void.

The Share Exchange is being carried out in compliance with the procedures and regulations stipulated in the Commercial Act, the FISCMA, and the FHCA. In particular, in terms of the risk of possible nullification of the Share Exchange on the grounds of an unfair exchange ratio, we can refer to a Supreme Court’s precedent concerning a lawsuit seeking nullification of merger on the grounds of an unfair merger ratio. The precedent states, “When all or part of the companies subject to the merger are listed companies, if the merger price has been calculated in accordance with the methods and procedures stipulated in the relevant statutes, including the Securities and Exchange Act and the Enforcement Decree thereof, and if the merger ratio has been determined accordingly, the court cannot admit that the merger agreement shall be considered null and void on the grounds of remarkable unfairness of the merger ratio unless there are other special circumstances, such as the calculation of the merger price was based on false information or absurd estimates” (Supreme Court Decision No. 2007Da64136 rendered on January 10, 2008).

Both Woori Financial Group and Woori Investment Bank are listed companies, so the share exchange ratio was calculated in accordance with Article 165-4 of the FISCMA and Articles 176-5(1)1 and 176-6(2) of the Enforcement Decree thereof: the base share price calculated by the arithmetic mean of each company’s weighted arithmetic average of the closing prices for the most recent one month, each company’s weighted arithmetic average of the closing prices for the most recent one week, and each company’s most recent closing price was used as the exchange value.

As explained above, the ratio of the Share Exchange was calculated in due compliance with the relevant statutes, and the procedure for the Share Exchange complies with the provisions stipulated in the relevant statutes, such as the Commercial Act; hence, the possibility for the court to nullify the Share Exchange is deemed low. However, please be advised that it is difficult to completely rule out the possibility of a lawsuit being filed in relation to the Share Exchange.

F. Possibility of a separate agreement for the Share Exchange

Woori Financial Group and Woori Investment Bank may enter into a separate agreement on the matters that require further agreement for the Share Exchange, and such separate agreement shall be considered as part of the Agreement.

Woori Financial Group and Woori Investment Bank may enter into a separate agreement on the matters that require further agreement for the Share Exchange, and such separate agreement shall be considered as part of the Agreement. If such separate agreement results in any change to major terms and conditions of or schedules for the Share Exchange, Woori Financial Group will immediately disclose such change, and investors are requested to continuously monitor the Company’s disclosure status.

G. Application of special provisions for share exchange

The special provisions under Article 62-2 the FHCA may apply to the Share Exchange to shorten the duration of certain procedures under the Commercial Act.

As Woori Financial Group is listed on NYSE and should give a public notice ten days prior to the record date in accordance with NYSE listing regulation, it has set the record date as June 5, 2023, which is ten days after May 26, 2023, the date of resolution of its board of directors, as the record date to determine the shareholders who can express their intent to oppose to the small-scale share exchange. In order to enhance stability of the procedure for the Share Exchange, the record date for determining the shareholders of Woori Investment Bank that are entitled to approve or disapprove the Share Exchange at its general meeting of shareholders was also set at June 5, 2023. For other procedures, the special provisions under the FHCA shall apply.

The special provisions under Article 62-2 the FHCA may apply to the Share Exchange to shorten the duration of certain procedures under the Commercial Act. In this regard, according to Article 62-2 the FHCA, a public notice of the record date of shareholders may be made seven days prior to the record date.

However, Woori Financial Group is listed on NYSE and should give a public notice ten days prior to the record date in accordance with NYSE listing regulation. Therefore, Woori Financial Group has set the record date as June 5, 2023, which is ten days after May 26, 2023, the date of resolution of its board of directors, as the record date to determine the shareholders who can express their intent to oppose to the small-scale share exchange. In order to enhance stability of the procedure for the Share Exchange, the record date for determining the shareholders of Woori Investment Bank that are entitled to approve or disapprove the Share Exchange at its general meeting of shareholders was also set at June 5, 2023.

The special provisions under the FHCA shall apply when conducting other procedures. Please see the below for the details of the special provisions under the FHCA.

[Comparison of timelines under the Commercial Act and the FHCA]

Classification	Commercial Act	Special Provisions under the FHCA
Notification of the closure of register of shareholders and record date	Two weeks prior to such closure period or record date	Seven days prior
Notification of small-scale or simplified share exchange of the company becoming a wholly owning parent company or a wholly owned subsidiary	Within two weeks from the date of the preparation of a share exchange agreement	Within seven days
Notification of shareholders’ intents to oppose to the small-scale or simplified share exchange by the shareholders of the company becoming a wholly owning parent company or a wholly owned subsidiary	Within two weeks from the date of public notice of the small-scale or simplified share exchange	Within seven days
Public notice of the procedures for invalidation of share certificates	One month prior to the share exchange date	Five days prior
Purchase of the shares subject to the appraisal rights of dissenting shareholders	Within two months from the expiration of a period during which a request for purchase can be made	Within one month

Note) The special provisions under Article 62-2(2) of the FHCA shall apply to the Parties to the comprehensive share exchange, i.e., both the financial holding company and its subsidiary.

2.	Listing of New Shares of the Wholly Owning Parent Company to Be Issued as a Result of the Share Exchange & Delisting of the Wholly Owned Subsidiary

A. Expected listing date of the new shares

The listing of exchanged new shares is scheduled to be on August 28, 2023. (However, it is subject to change based on consultation with relevant agencies.)

•	Share Exchange Date: August 8, 2023

•	Expected listing date: August 28, 2023

B. Delisting of the company becoming a wholly owned subsidiary following the share exchange

Woori Investment Bank, which is a listed company and will become a wholly owned subsidiary, is scheduled to be delisted on August 28, 2023 according to the Regulations on the Listing on the KOSPI Market. However, this date is only an estimated date as of the disclosure and is subject to change based on consultation with relevant agencies.

3. Any Put Option, Call Option, Put Back Option Agreements with the Other Party or a Third Party in relation to the Share Exchange

N/A as of the filing date of the SRS

4. Risk Factors to Consider concerning Investment in the Relevant Shares after the Successful Share Exchange

A. Note on investment risk factors

In preparing this section, Woori Financial Group has referred to the data of Woori Financial Group and Woori Investment Bank, and the data published by other institutions (e.g., Financial Statistics Information System (“FISIS”), statistics from Korea Federation of Banks, press releases from the Financial Supervisory Service (the “FSS”)) to help the investors make investment decisions. Also, please see the following definitions of the relevant terms for your better understanding of the investment risk factors:

[Definitions]

The terms used in the SRS shall be defined as follows:

(1) NIM (Net Interest Margin): It is an indicator of a bank’s yield. It shows the net interest income (operating margin) per unit of the bank’s operating funds earned as a result of the bank’s operation of all interest-earning assets. It is calculated by dividing net return on investment (i.e., investment returns – interest expenses) by average earning assets.

(2) ROA (Return on Assets): It is a ratio of net income to total assets. It indicates how efficiently a specific financial institution manages its assets, such as holdings, loans, and marketable securities. It is calculated by dividing after-tax net income by average total assets. In general, total assets are equal to acquisition costs minus depreciation costs, and the average total assets equal to the average of the assets at the beginning and end of the term.

(3) ROE (Return on Equity): It is a ratio of net income to shareholders’ equity. It indicates how efficiently a specific financial institution generates profits based on its shareholders’ equity. In general, it is calculated by dividing (adjusted) net income by average shareholders’ equity. As the total liabilities are excluded from the calculation, ROE reflects the leverage effect unlike ROA.

(4) Non-performing loan (NPL) ratio: It is a ratio of the amount of non-performing loans in a bank’s loan portfolio to the total amount of outstanding loans the bank holds. It is an indicator of the bank’s asset soundness. The total outstanding loans are the sum of total loans in bank accounts, trust accounts, and merchant banking accounts, excluding interbank loans. More specifically, they refer to the non-performing loans specified in Attached Table 12 of the Enforcement Bylaws of Banking Business Supervisory Affairs. Based on the asset soundness criteria, loans are classified into five – normal, precautionary, substandard, doubtful, and estimated loss – and NPL is the sum of the loans classified as substandard, doubtful, and estimated loss.

(5) D-SIB (Domestic Systematically Important Banks): It refers to the banks and bank holding companies that the FSC selects every year according to the Supervisory Regulations on Banking Business and on Financial Holding Companies in consideration of a bank’s influence (or systematic significance) on the domestic financial system, such as its size and its connectivity with other financial companies. The FSC has chosen Woori Financial Group, Shinhan Financial Group, Hana Financial Group, KB Financial Group, and NH Financial Group as systematically important bank holding companies and Woori Bank, Shinhan Bank, Jeju Bank, KEB Hana Bank, KB Kookmin Bank, and Nonghyup Bank as systematically important banks. On the recommendation of the Basel Committee on Banking Supervision, the FSC started identifying these D-SIBs in 2016 and the D-SIBs are required to set aside an additional capital of 1% by 0.25% per year in the next four years from 2016 to 2019 in a phased manner. Accordingly, the D-SIBs are required to set aside an additional capital of 1% from 2019.

(6) C-Tier 1: It is a ratio of the common share capital divided by risk-weighted assets.

(7) Tier 1: It is a ratio of core capital to risk-weighted assets. It is an indicator calculated by removing supplementary capital from the total capital (shareholders’ equity) to determine real equity soundness. Core capital refers only to permanent capital, such as paid-in capital, capital reserves, and retained earnings. It is the sum of common share capital and other core capital.

(8) Supplementary capital: Along with core capital, it is part of shareholders’ equity, which is the numerator in the Bank for International Settlements (BIS) capital adequacy ratio formula. Although it is not a typical shareholders’ equity, it is deemed legitimate and important to be included in the shareholders’ equity. It includes the capital that has a nature of liabilities, such as subordinated bonds.

(9) Total equity ratio: It is a ratio of total capital (shareholders’ equity) to risk-weighted assets and indicates capital soundness. It is also called BIS capital adequacy ratio or BIS capital ratio. The total capital is the sum of core capital and supplementary capital.

(10) Risk-weighted assets: It is the denominator in the BIS capital adequacy ratio formula. It is not a simple sum of asset accounts on the balance sheet; rather, it is a sum of the amounts calculated by applying risk weights, or the level of risks exposed, to each asset to reflect actual risks.

(11) Loan-To-Value (LTV) ratio: It is a ratio of the loan amount to the value of the asset securing the loan, and it is one of the criteria for a secured loan. In general, it can be understood as the maximum limit of the loan amount compared to the collateral value when banks offer home mortgages.

(12) Debt-to-income (DTI) ratio: It is a ratio of the amount of principal and interest payments of the borrower’s financial liabilities to his/her income, and it is one of the criteria for a secured loan. The principal and interest payments on a loan should be made primarily from the borrower’s income, so financial institutions consider the DTI ratio to reflect the borrower’s ability to repay the debt based on his/her income when they offer home mortgages.

(13) Debt service ratio (DSR): It is the ratio of the debt service (principal and interest) payments of new and existing loans divided by the borrower’s annual income. It is an indicator used to assess the borrower’s ability to repay the debt. The liabilities used for the calculation of DSR include home mortgages, credit loans, student loans, installments, and credit lines.

(14) Liquidity coverage ratio (LCR): Short-term LCR is an indicator that ensures financial institutions to hold a sufficient level of highly liquid assets without any constraints so that they can deal with a potential liquidity crisis for 30 days.

(15) Net stable funding ratio (NSFR): It is a ratio that indicates whether a financial institution has a sufficient level of long-term stable funds to cover large liabilities that are likely to be flow out within one year to compensate for liquidity risks inherent in the financial institution’s asset-liability structure.

(16) Bail-in: It requires shareholders and creditors to first bear the costs in their order of bearing loss to absorb losses and re-expand capital needed to normalize business and maintain core functions in the process of recovering and liquidating an insolvent financial company prior to a bail-out by the government using taxpayers’ money for funding.

(17) Total loan exposure: It refers to all assets that have credit exposure among the total loans (i.e., assets subject to the asset soundness classifications within the scope of credit facilities under the Attached Tables 2 & 3 of the Supervisory Regulations on Banking Business, which is the sum of the loans subject to the calculation of non-performing loans in accordance with the Report on the Classification of Loan Soundness (B2401) submitted to the FSS).

(18) Double leverage ratio: It indicates the stability of financial structure of a financial holding company. [Total capital contribution in a subsidiary based on the non-consolidated financial statements / total capital x100]

(19) Bail-out: It is when external parties provide large-scale public funds and normalize a bank that is about to go bankrupt. A typical example is the bail-out from the International Monetary Fund (IMF), which offered a bail-out to insolvent Korean banks in 1998 under harsh conditions.

(20) Administrative dispute: In broad terms, it includes both administrative trials before the administrative agencies and administrative litigations before the courts, but in the narrow sense, it only refers to the former. Administrative trials mean any administrative disputes in relation to an objection, request for appeal, request for re-resolution, and request for trial are judged by the administrative agencies (disposition agencies or higher authorities) or judgment agencies established within the administration. On the other hand, the administrative litigations mean the trials by the judiciary.

Investors shall carefully examine all the information included in the SRS, and all the information, including the investment risk factors described below and footnotes related to the financial statements of Woori Financial Group and Woori Investment Bank that are parties to the Share Exchange. Any other investment risks and uncertainties that are unknown as of today or deemed insignificant, and any of the investment risk factors described below may, if realized, have a negative impact on the business, financial standing, and operation performance of Woori Financial Group, which will become the wholly owning parent company, and Woori Investment Bank, which will become a wholly owned subsidiary. Please note that in such case, the share prices may fall and investors may sustain loss for some or all of their investments accordingly.

[Business Risks]

[Business Risks of Woori Financial Group, Wholly Owning Parent Company]

The Company is classified as a bank holding company under the FHCA. There are eight bank holding companies in Korea, and the following is a summary financial information of each company as of the end of the most recent business year.

[Summary financial information – bank holding companies]	(Unit: in KRW million, %)

Bank	Rating	Assets	Liabilities	Equities	Operating Income	Net Income	BIS Capital Adequacy Ratio	NPL ratio
Woori	AAA	441,112,878	415,507,696	25,605,182	1,141,404	865,133	16.33	0.19
KB	AAA	512,196,869	478,159,661	340,37,208	1,268,140	921,924	15.92	0.23
Shinhan	AAA	494,329,243	462,495,146	31,834,097	1,227,701	931,633	18.3	0.28
Hana	AAA	496,484,018	465,884,806	30,599,212	1,331,675	974,169	18.14	0.21
Nonghyup	AAA	387,379,480	365,662,743	21,716,737	958,400	67,210	19	0.3
BNK	AAA	75,861,864	70,169,317	5,692,547	173,200	145,279	17	0.3
DGB	AAA	67,734,205	62,748,483	4,985,722	163,902	127,830	17.08	0.6
JB	AA+	23,334,153	21,429,952	1,904,201	70,777	53,393	14.47	0.85

(Note 1) In the order of the amount of assets (except for Woori Financial Group)

(Note 2) The figures are those as of the end of the first quarter of 2023.

(Note 3) The figures on the consolidated financial statements are used.

(Source: Financial Statistics Information System of the FSS)

A. Risk related to the competitiveness and business performance of the subsidiaries

Woori Financial Group Inc. (“Company” or “Woori Financial Group Inc.” or “Woori Financial Group”) is a financial holding company established under the FHCA. Financial holding companies like the Company are not allowed to engage in other profit-making businesses except for managing the business of their subsidiaries, such as financial support and investment support for a subsidiary, and the affairs incidental thereto. Hence, the major source of income is the dividends from their subsidiaries. Accordingly, the competitive elements of a financial holding company are directly related to the competitiveness of its subsidiaries within their respective industries. The Company engages in the financial industry, including its major subsidiary Woori Bank, and other subsidiaries in credit card, capital, merchant banking, asset management, and real estate trust industries. If the Company and its subsidiaries fail to have an efficient business management, such failure may have a negative impact on its overall business conditions. The market competitiveness and business performance of the subsidiaries may have a direct impact on the competitiveness and profit of the Company. Please be advised that investors should have a comprehensive review on the business of its subsidiaries to examine the business risks of the Company.

The operating incomes and net incomes of the major subsidiaries of the Company for the past three years and the first quarter of this year are as follows:

[Woori Bank]	(Unit: in KRW 1 billion)

Classification	2023 1Q	2022	2021	2020
Operating Income	1,141	3,783	3,073	1,926
Net Income	865	2,903	2,385	1,370

(Source: Woori Bank’s quarterly and annual Business Reports)

[Woori Card]	(Unit: in KRW 1 billion)

Classification	2023 1Q	2022	2021	2020
Operating Income	57	277	271	157
Net Income	46	205	201	120

(Source: Woori Card’s quarterly and annual Business Reports)

[Woori Financial Capital]	(Unit: in KRW 1 billion)

Classification	2023 1Q	2022	2021	2020
Operating Income	50	253	191	138
Net Income	39	183	141	59

(Source: Woori Financial Capital’s quarterly and annual Business Reports)

[Woori Investment Bank]	(Unit: in KRW 1 billion)

Classification	2023 1Q	2022	2021	2020
Operating Income	10	123	104	69
Net Income	8	92	80	63

(Source: Woori Investment Bank’s quarterly and annual Business Reports)

Woori Financial Group is a financial holding company established in January 2019 under the FHCA. It is not allowed to engage in other profit-making businesses except for managing the business of its subsidiaries and the affairs incidental thereto, such as financial support for a subsidiary, fundraising to provide investment support for a subsidiary, administrative support to develop and sell joint products with a subsidiary or to jointly utilize the facilities and computer systems, and other tasks that do not require licensing, approvals or permits.

[Concerning financial holding company’s business – the FHCA]

Chapter IV. Business Affairs of Financial Holding Companies and Inclusion of Companies as Subsidiaries Thereof

Article 15 (Business Affairs)

No financial holding company shall engage in other profit-making business affairs except for business affairs prescribed by Presidential Decree as incidental to managing its subsidiaries.

(Source: Ministry of Government Legislation)

[Concerning financial holding company’s business – Enforcement Decree of the FHCA]

Article 11 (Business Affairs of Financial Holding Companies)

① “Business affairs prescribed by Presidential Decree” in Article 15 of the Act means the following business affairs: <Amended on January 18, 2010 and December 30, 2015>

1. Affairs concerning business administration:

(a) Setting business goals and approving business plans with respect to subsidiaries, etc.;

(b) Evaluation of business performance of subsidiaries, etc. and determination of remuneration;

(c) Determination of management governance structure with respect to subsidiaries, etc.;

(d) Inspection of business affairs and status of property of subsidiaries, etc.;

(e) Internal control and risk management of subsidiaries, etc.;

(f) Affairs incidental to items (a) through (e);

2. Affairs incidental to business administration:

(a) Financial support to subsidiaries, etc. (including loans of money, securities, and other properties having economic value, guarantee of an obligation, and other direct and indirect transactions involving transactional credit risks; hereafter the same shall apply in this Article);

(b) Procurement of funds for investment in subsidiaries, etc. or providing financial support to subsidiaries, etc.;

(c) Provision of resources necessary for the business of subsidiaries, etc., including support for the development and sale of financial products of subsidiaries, etc.;

(d) Business entrusted by subsidiaries, etc. to support the business of the subsidiaries, etc., including computer, legal affairs, accounting, etc.;

(e) Other business affairs which do not require authorization, license or approval, etc. under statutes and regulations.

② Detailed matters concerning paragraph (1)2(c) and (1)2(d) are as prescribed in attached Table 3. <Newly Inserted on January 18, 2010>

(Source: Ministry of Government Legislation)

The major source of income of a financial holding company is the dividends from its subsidiaries, and it does not perform separate business activities. Therefore, the competitive elements of a financial holding company are directly related to the competitiveness of its subsidiaries within their respective industries. Moreover, the dividend payments by its subsidiaries are regulated by the Commercial Act, the Banking Act, and other supervisory regulations of different supervisory authorities on the capital levels and retained earnings. Here are some examples:

Under the Commercial Act, dividends can be paid out only if there are distributable profits. Distributable profits are calculated by deducting the sum of the company’s capital and various obligatory reserves from the net assets as of the end of each fiscal year.

Under the Banking Act, a bank shall accumulate at least 10 percent of its net profits as earned surplus reserves until the reserve reaches the total amount of capital, whenever it pays dividends on earned net profits.

According to the Banking Act and the regulations enacted by the FSC, if a bank fails to meet the required capital adequacy ratio or if it is subject to the management improvement measures by the FSC, the FSC may restrict the bank from making a decision on dividend payment or from paying out dividends.

If a subsidiary of the Company fails to meet the statutes or other regulations that apply to dividend payments, the subsidiary may suspend the dividend payment to the Company or reduce the amount of the dividends, which may result in a negative impact on the dividend of the Company’s common shares.

The subsidiaries of the Company engage in the financial industry, including its major subsidiary Woori Bank, and other subsidiaries in credit card business, specialized credit financial business, and merchant banking business. The market competitiveness and business performance of these subsidiaries are what determines the competitiveness and profit of the Company. The following is the Company’s business performance on the basis of the consolidated financial statements:

[Woori Financial Group and Its Subsidiaries]	(Unit: in KRW million)

Item	2023 1Q	2022	2021
I. Operating Income	1,252,000	4,430,524	3,659,749
1. Net Interest Income	2,218,821	8,696,579	6,985,721
2. Net Fee and Commission Income	418,094	1,710,170	1,470,775
3. Dividend Income	49,080	159,982	309,211
4. Profit/Loss – Gain/Loss on FVOCI Financial Products	238,498	238,502	325,751
5. Other Comprehensive Income – Gain/Loss on FVOCI Financial Products	331	(21,498)	32,624
6. Gain/Loss on AC Financial Assets	64,306	74,204	107,317
7. Impairment Loss on Credit Loss	(261,573)	(885,272)	(536,838)
8. General Administrative Costs	(1,036,980)	(4,529,890)	(4,147,411)
9. Other Operating Profit/Loss	(438,577)	(1,012,253)	(887,401)
II. Non-Operating Income	18,321	54,850	89,492
III. Income and Loss Before Tax	1,270,321	4,485,374	3,749,241
IV. Corporate Tax	(323,699)	(1,161,392)	(941,870)
V. Net Income	946,622	3,323,982	2,807,371
1. Attribution of Net Income	946,622	3,323,982	2,807,371
(1) Controlling Shares	913,686	3,141,680	2,587,936
(2) Non-Controlling Shares	32,936	182,302	219,435

(Source: The Company’s quarterly and annual Business Reports)

Companies belonging to Woori Group are 4 listed companies including the Company and 28 unlisted companies.

[Name of the relevant business group and the number of affiliates]

(Base date: December 31, 2022)	(Unit: Companies)

Name of Business Group	Number of Affiliates
	Listed	Unlisted	Total
Woori Financial Group	4	28	32

Note) Subsidiaries, etc. under the FHCA

[Details of Affiliates] (Base date: December 31, 2022)	(Unit: Companies)

Listed or Unlisted	Number of Companies	Company Name	Corporate Registration No.
Listed	4	Woori Financial Group	110111-6981206
		Woori Investment Bank	200111-0000954
		PT Bank Woori Saudara Indonesia 1906 Tbk	-
		PT Woori Finance Indonesia Tbk	-
		Woori Bank	110111-0023393
		Woori Card	110111-5101839
		Woori Financial Capital	160111-0038524
		Woori Asset Trust	110111-2003236
		Woori Savings Bank	150111-0000682
		Woori Asset Management	110111-2033150
		Woori Financial F&I	110111-8156659
		Woori Credit Information	110111-0757266
		Woori Fund Services	110111-4573625
		Woori Private Equity Asset Management	110111-3327685
		Woori Global Asset Management	110111-2124347
		Woori FIS	110111-0624018
		Woori Finance Research Institute	110111-5031127
		Korea BTL Infrastructure Fund	110111-3461730
		Woori America Bank	-

Unlisted	28	Woori Bank China Limited	-
		AO Woori Bank	-
		Banco Woori Bank do Brazil S.A.	-
		Woori Global Markets Asia Limited	-
		Woori Bank Vietnam Limited	-
		Wealth Development Bank	-
		Woori Finance Myanmar Co., Ltd.	-
		Woori Bank Cambodia PLC.	-
		Woori Bank Europe Gmbh	-
		Tutu Finance-WCI Myanmar Co., Ltd	-
		Aarden Woori Apparel No. 1 Private Investment Limited Partnership	110113-0029868
		Woori Dino No. 1 Private Investment Limited Partnership	110113-0032449
		Green ESG Growth No. 1 Private Investment Limited Partnership	110113-0032952

Note) Subsidiaries, etc. under the FHCA

[Businesses and major activities of the Company and its subsidiaries]

Classification		Business	Affiliates
Controlling company	Finance holdings	Business management of subsidiaries, and other duties incidental thereto	Woori Financial Group
Major subsidiaries and sub-subsidiaries	Banking business	Provision of loans, receipt of deposits, and other duties incidental thereto	Woori Bank
	Credit card business	Issuance of cards, provision of cash services and card loans, and other duties incidental thereto	Woori Card
	Specialized credit financial business	Provision of automobile finance, corporate finance, personal finance, etc., and other duties incidental thereto	Woori Financial Capital
	Merchant banking business	Provision of loans and receipt of deposits through merchant bank products, and other duties incidental thereto	Woori Investment Bank
	Real estate trust business	Real estate trust, and management duties	Woori Asset Trust
	Asset management business	Asset management, and other duties incidental thereto	Woori Asset Management/ Woori Global Asset Management
	Credit information business and receivable collection agency business	Receivable collection, credit investigation, lease investigation, etc.	Woori Credit Information
	Administrative services for collective investment	Administrative services for funds, asset management administrative services, etc.	Woori Fund Services
	Private placement investment business, and specialized private placement collective investment business	Acting in the capacity of general partner of Korean or foreign company specialized in private placement investment	Woori Private Equity Asset Management
	Development and supply of systems	IT services, such as development, sale and maintenance of financial IT systems	Woori FIS
	Management consulting business	Management research and investigation, management consulting, etc.	Woori Financial Research Institute

(Source: Business Report)

① Banking business (Relevant company: Woori Bank)

A banking business plays an important role for economic development including mediating supply and demand for funds required by each economic entity in the national economy and implementing financial policies and providing financial brokerage services by lending funds raised by bearing debts from many and unspecified persons, such as issuing securities or other debt certificates. It creates added value by providing diverse financial services related to financial demand arising from increased production activities in other industries as well as contributing to the stability of financial markets and the development of the national economy. Accordingly, the character of public interest tends to be emphasized in the banking business.

The main businesses of banks include the business of extending and receiving credit, which is their own business, domestic and foreign exchanges, payment guarantee, issuance of marketable securities, and investment. They also engage in other incidental businesses related to the Banking Act, as well as trust business.

Banking business is sensitive to economic fluctuations: it can increase assets and generate profits during an upturn while earnings may decrease as asset growth slows during a downturn. Banks’ loan assets have constantly increased since 2009 due to a higher liquidity in the market and lower interest rates. However, asset growth is slowing as Korean banks are strengthening their risk management against potential increase in credit risk volatility due to uncertain global economy and accumulated domestic household debts and regulations are also being tightened against loans to households/sole proprietors. Interest margins are improving, but in a slow state due to fiercer competition in high-quality assets and the long-term low interest rate phase. As growth of the retirement and asset management market, development of digital technology and spread of financial services, and expansion into global markets can have a positive effect in terms of growth of the banking business, banks appear to focus on finding new business models as well as management of soundness.

As the COVID-19 pandemic started to spread globally in the beginning of 2020, the FOMC urgently lowered the interest rates two times, i.e., by 0.50%p on March 4, 2020 from 1.50%-1.75% to 1.00%-1.25%, and then again by 1.00%p on March 16 to 0.00%-0.25%, out of concerns that such pandemic may trigger a prolonged economic recession. Due to sudden deterioration of domestic and overseas economic environment, Bank of Korea also lowered the interest rates from 1.25% to 0.75% in March 2020 and then again from 0.75% to 0.50% in May 2020, thereby making the domestic base rate enter an era of zero-percent interest rate for the first time.

Starting from the end of 2021, there were signs of recovering from the COVID-19-caused economic recession, and the increased liquidity and the threat of inflation due to global interest rate cut over two to three years have brought about a transition to interest rate increase. The FOMC, which seemed reluctant to increase interest rates and was in a stance that inflation was temporary, changed such stance and announced in advance in December 2021 that it will implement tapering (quantitative tightening) and interest rate increase to control high prices. In accordance with such announcement, the FOMC raised the interest rates by 0.25%p from 0.00%~0.25% to 0.25%~0.50% in March 2022, and took a big-step increase by raising the rates from 0.25%~0.50% to 0.75%~1.00% in May 2022. The FOMC took giant steps four consecutive times by raising the base interest rate by 0.75%p each at its regular meetings in June, July, September and November 2022. Although the FOMC slowed down the increase rate by raising the interest rates by 0.50%p in December 2022, but forecasted that the final interest rate would be maintained for a long time. The FOMC further increased the interest rates by 0.25%p each in March and May 2023, and the U.S. base interest rate is being kept at 5.00%~5.25% as of the business day immediately preceding the filing date of this SRS.

In Korea, following the Bank of Korea Governor’s remarks of base interest rate increase that the governor kept making since June 2021, the Monetary Policy Board of the Bank of Korea (the “Monetary Policy Board”) decided to increase the base interest rate by 0.25%p (to 0.75%) in August 2021. The Monetary Policy Board froze the base interest rate at 0.75% in October 2021, but increased the rate by 0.25%p from 0.75% to 1.00% in November 2021, and by another 0.25%p from 1.00% to 1.25% in January 2022, thereby returning the base interest rate to the pre-pandemic level. In February 2022, the Monetary Policy Board froze the base interest rate, but increased it by 0.25%p each in April and May 2022, and the BOK’s base interest rate rose to 1.75%. Given that the Korea-U.S interest rate reversal was coming as a result of proposed additional increase in the U.S. base interest rate and that the high inflation rate continued in Korea (Consumer Price Index as of June 2022: 6.0%), the Monetary Policy Board raised the base interest rate by 0.50%p from 1.75% to 2.25% in July 2022, and additional 0.25%p in August 2022 to curb inflation. In October 2022, the Monetary Policy Board raised the base interest rate by 50bp to tackle high inflation and to stabilize capital outflow and inflow due to a strong U.S. dollar. The board declared that it will respond to still-high inflation, but raised the base interest rate by 25bp in November 2022 by taking into account a decrease in export, global economic slowdown and short-term financial market unrest, and further increased the rate by 25bp on January 13, 2023. Korea’s base interest rate is 3.5% as of the business day immediately preceding the filing date of this SRS. Such increase appears to have been made in response to the downside risk of economic growth, and risks related to financial stability, and ripple effects of previous interest rate increase. Currently, it is necessary to monitor whether the interest rates would be raised again, and keep an eye on the rate of inflation slowdown and changes to currency policies of major countries.

Moreover, the Korean government has promoted a policy to curb the growth of household debt as the country saw an emerging issue of massive household debt-to-GDP since 2017. It introduced a rigorous real estate policy on August 2, 2017 followed by the Comprehensive Plan of Household Debt Management in September 2017, which made it harder to get qualified for mortgages. The government introduced additional policies for stable management of the housing market on February 20, 2020 and another housing supply policy for the stability of the housing market on February 4, 2021. Meanwhile, as the real estate market entered the period of stagnation after the inauguration of the Yoon Seok-yeol administration in May 2022, the Korean government held the 2022 3rd Residential Policy Review Committee’s meeting and the 61st Real Estate Price Stabilization Review Committee’s meeting on September 21, 2022 and reviewed and resolved adjustment (draft) of the overheated real estate market and the hot real estate market and 2020 September lifting (draft) of restrictions on the hottest real estate market (designated real estate market). According to the review, restrictions on the hot real estate market in local areas (excluding Sejong-si) and part of the outer Seoul metropolitan area were lifted, and it was decided to lift restrictions on the overheated real estate market in Incheon and Sejong-si except for Seoul and Gyeonggi-do. In addition, the Korean government decided to lift restrictions on the regulated real estate markets in Incheon, Sejong-si and the entire area of Gyeonggi-do Province except for Seoul, Gwacheon-si, Seongnam-si (Bundang-gu and Sujeong-gu), Hanam-si and Gwangmyeong-si. Household debt may be increased in the future accordingly, but the Korean government may change its real estate policy and thus continued monitoring is required.

Furthermore, as of January 2018, the Korean government implemented new DTI criteria for the hottest and overheated real estate markets and the Seoul Metropolitan area to ensure an accurate assessment of a borrower’s ability to repay and establish advanced credit screening practices. From the second half of 2018, it implemented DSR. These measures lead to a decline in the operating profit of loans for the banking business, directly affecting the decrease of NIM.

Meanwhile, the interest income of domestic banks as of the end of 2022 was KRW 55.9 trillion, which increased by 21.6% compared to the previous year. This appears to be attributable to an increase in NIM from 1.45% in 2021 to 1.62% in 2022 and an over 10% increase in interest-earning assets including loans.

[Interest income of domestic banks]	(Unit: in KRW trillion, %, %p)

Classification	2020	2021					2022
		Annual	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Interest income	41.2	46.0	10.8	11.3	11.6	12.3	12.6	13.6	14.3	15.4
NIM	1.42	1.45	1.43	1.45	1.44	1.48	1.53	1.60	1.63	1.71
Difference between deposit and loan interest rates	1.78	1.81	1.78	1.80	1.80	1.86	1.93	2.03	2.13	2.26
Interest income ratio 1)	2.83	2.59	2.57	2.54	2.54	2.70	2.93	3.16	3.57	4.28
Interest cost ratio 2)	1.05	0.77	0.79	0.74	0.74	0.83	1.00	1.13	1.44	2.02

Note 1) Interest income ratio: average interest rate based on KRW-denominated loans

Note 2) Interest cost ratio: average interest rate based on KRW-denominated deposits

(Source: Press Release of the FSS in March 2023)

As of the end of 2022, ROA of domestic banks was 0.52%, down 0.01%p from the previous year, and their ROE was 7.41%, up 0.44%p from the previous year.

[ROA & ROE of domestic banks]	(Unit: %,%p)

Classification		2020	2021					2022					Variation (B-A)
			Annual (A)	1Q	2Q	3Q	4Q	Annual (B)	1Q	2Q	3Q	4Q
ROA	Total domestic	0.42	0.53	0.74	0.70	0.59	0.14	0.52	0.68	0.49	0.47	0.47	Δ0.01
	Commercial banks	0.47	0.49	0.59	0.65	0.62	0.15	0.59	0.67	0.57	0.63	0.48	0.10
	Specialized banks	0.33	0.61	1.02	0.79	0.54	0.12	0.41	0.69	0.34	0.18	0.45	Δ0.20
ROE	Total domestic	5.54	6.97	9.88	9.19	7.72	1.84	7.41	9.21	6.92	6.83	6.84	0.44
	Commercial banks	6.55	7.06	8.45	9.35	8.85	2.19	9.02	9.98	8.84	9.90	7.59	1.96
	Specialized banks	3.97	6.84	12.01	8.96	6.13	1.34	5.05	8.08	4.14	2.32	5.72	Δ1.79

(Source: Press Release of the FSS on March 17, 2023)

Since the Asian financial crisis in 1997, the domestic banking sector has become larger and larger through restructuring and converting to holding companies, and has constantly promoted asset growth. In this process of asset expansion, banks have seen decreases in loan-deposit margins and NIM because of intensifying competitions over high-quality assets within the sector and over loans and deposits with non-monetary institutions and private loan providers and because of continued low interest rates. The diversification of the financial industry invited more competitors and a new industrial structure with five major financial holding companies, namely KB, Shinhan, Hana, NH, and Woori Banks, further intensifies competition between the banks. Moreover, a new environment calling for stronger consumer protection and a better social and public role of the banks has resulted in a new competition. Furthermore, the banks face difficulty in improving profitability as the government implemented policies of curbing household debt growth and providing financial support for the financially underprivileged in order to address the excessive household debt-to-GDP issue.

② Credit card business (Relevant company: Woori Card Co., Ltd.)

Credit card business generates profits by issuing credit cards to the members who are qualified and allowing the card holders to purchase goods or services from the affiliate merchants with their credit cards or use financial services, such as short-term card loans (cash advances) and long-term card loans (card loans).

Credit card business is a typical domestic-based business heavily affected by the domestic consumers’ expenditure and overall macro-economic changes. In fact, Korean credit card companies accomplished a large-scale external growth and experienced massive profits between 1999 and 2002 after the Asian financial crisis due to increased consumption and interest rate stabilization resulting from the economic recovery and due to the government policy encouraging the use of credit cards. However, the entire sector went through overall restructuring because the repayment capability of households worsened and bad debts increased significantly due to the economic recession from 2003. In addition, this business is characterized by a high level of competition within the market of a limited size as it requires the players to be licensed based on very strict market entry requirements and qualifications.

In addition, the card payment rate is already around 70%, which makes high growth difficult, and the entry of other industries, such as banking, ICT, and retail, into the payment market may be unfavorable to further growth of the credit card business. The credit loan market is also expected to face difficulty in further growth due to intensifying competition (e.g., the full-fledged operation of middle interest rate loans by online banks) and the government’s tighter regulations (e.g., lowering maximum interest rates, guidelines for the total amount of household debt). Moreover, other factors related to the external changes that have a huge impact on the business are posing challenges to the entire sector, such as worsening profitability due to additional reduction of the card merchant fees in 2019 and aggressive market targeting of new payment operators based on new digital technologies.

The reform of the three major data privacy laws (i.e., the Personal Information Protection Act, the Special Act on Promotion of Information and Communications Technology, Vitalization of Convergence Thereof, Etc., and the Credit Information Use and Protection Act) and the Electronic Financial Transactions Act has led to an expansion of the influence of non-financial companies (especially big technology companies) and a new entry of platform-based operators, such as various payment operators, to the market. This requires the full-fledged data-based business (e.g., MyData business). Moreover, it is time for pre-emptive risk management, asset expansion, and diversification of the profit structure because there are factors that may have a negative impact on profitability, such as stricter regulations on DSR and re-calculation of the card merchant fees in 2022.

Against this backdrop, Woori Card plans to obtain the license for the MyData business as the first step to become a true digital company, expand the customer base that will lay the foundation for long-term growth, and then provide stable and differentiated customer service on the basis of accumulated member data and business reorganization to be more profitability-based.

[Amount of annual credit card usage]	(Unit: in KRW billion)

Classification	Amount of credit card usage			Total
	General	Installment	Cash advances
2021	634,315	144,719	55,138	834,173
2020	572,943	132,303	54,084	759,330
2019	572,184	128,768	59,124	760,076
2018	539,285	124,729	60,768	724,782
2017	512,081	115,260	59,266	686,607
2016	489,443	106,589	59,328	655,360
2015	435,612	99,319	59,503	594,434
2014	409,010	92,211	63,326	564,547
2013	401,624	87,883	68,306	557,814
2012	382,778	95,281	74,995	553,054
2011	354,779	87,821	80,170	522,769
2010	330,105	82,337	81,320	493,761
2009	304,918	71,673	81,452	458,041
2008	291,758	69,030	88,759	449,547
2007	258,592	57,571	85,782	401,944
2006	234,177	49,027	91,570	374,774
2005	213,022	45,201	105,238	363,460

2004	187,996	41,868	127,605	357,468
2003	189,891	50,429	23,993	480,250
2002	181,092	74,215	367,802	623,109
2001	110,824	44,228	254,133	409,185
2000	33,695	15,070	88,984	137,750

(Source: Credit Finance Association of Korea (CREFIA) in May 2023)

Through the liquidation of bad assets and improvement of asset soundness, credit card companies have gone through a recovery period since the second half of 2005 and have since maintained a sound financial and stable profit structure. However, the possibility of a downturn in the domestic economy is rising due to global economic downturn, global financial crisis, domestic economic recession, massive natural disasters, and increasing geopolitical risks.

In terms of the delinquency rate, Korean credit card companies are considered to be in a sound state, but it would be difficult for the delinquency rate to fall any further due to a decrease in household disposable income. Risks related to bad debts are on the rise due to household debt burdens, and such situation is expected to continue to impose hardships on the credit card industry.

[Delinquency rate trends per company (delinquent for over one month, including replacement loans)]	(Unit: %)

Classification	Woori Card	Hana Card	KB Kookmin Card	Shinhan Card	Samsung Card	Hyundai Card	Lotte Card
Dec. 2005	N/A	N/A	N/A	7.89	15.83	4.28	2.09
Dec. 2006	N/A	N/A	1.47	5.34	8.95	2.19	2.10
Dec. 2007	N/A	N/A	1.12	3.65	6.26	0.45	1.51
Dec. 2008	N/A	N/A	1.46	3.33	5.42	0.73	1.88
Dec. 2009	N/A	1.78	1.09	2.92	2.97	0.35	1.25
Dec. 2010	N/A	1.02	1.02	2.01	2.58	0.46	1.42
Dec. 2011	N/A	2.08	1.51	2.27	2.66	0.56	1.96
Dec. 2012	N/A	2.71	1.26	2.62	1.68	0.68	2.23
Dec. 2013	2.89	2.50	1.82	2.15	1.71	0.83	1.94
Dec. 2014	2.44	2.25	1.59	2.18	1.47	0.88	1.48
Dec. 2015	2.41	2.11	1.38	1.68	1.31	0.78	1.69
Dec. 2016	2.15	1.88	1.47	1.68	1.18	0.84	1.62
Dec. 2017	1.82	2.04	1.52	1.49	1.14	0.84	1.49
Dec. 2018	1.78	2.20	1.57	1.53	1.38	1.07	1.37
Dec. 2019	1.61	2.09	1.47	1.50	1.25	0.93	1.73
Dec. 2020	1.18	1.50	1.31	1.35	1.10	1.56	1.16
Dec. 2021	0.95	1.23	1.35	1.05	1.00	1.12	1.00
Dec.2022	1.65	1.30	1.34	1.23	0.95	1.07	1.15

(Note 1) Woori Card data is the data after the credit card company was separated from the credit card business unit of Woori Bank in April 2013.

(Note 2) On October 1, 2007, LG Card and Shinhan Card consolidated and launched a new Shinhan Card company.

(Note 3) The data of KB Kookmin Card prior to 2011 is the data before the credit card company was separate from the bank.

(Note 4) Hana Card – from 2009 to 2013 is the data of Hana SK Card.

(Source: Financial Statistics Information System of the FSS)

The financial authority has been applying the new card fee system through recalculation of qualified costs every three years since 2012. The new merchant fee system became effective from the end of January 2022 in accordance with the recalculation of qualified costs. Given such reduction in the fee rate as well as an increase in procurement costs and tightened regulations on bad debt provisions for card loans, the credit card companies are expected to suffer a decrease in short-term profitability.

[Expansion of preferential fee rates for credit card merchants]

Annual sales section		Rate of fee (debit card)		Decrease in fee rate (debit card)
		Current	Changed
Petty merchant	Up to KRW 0.3 billion	0.8% (0.5%)	0.5% (0.25%)	Δ0.3%p (Δ0.25%p)
Small and medium-sized merchant	KRW 0.3~0.5 billion	1.3% (1.1%)	1.0% (0.85%)	Δ0.2%p (Δ0.15%p)
	KRW 0.5~1 billion	1.4% (1.25%)	1.1% (1.0%)	Δ0.15%p (Δ0.10%p)
	KRW 1~3 billion	1.6% (1.5%)	1.3% (1.25%)	Δ0.1%p (Δ0.05%p)

(Source: Press Release of the FSS on January 26, 2022)

Moreover, there is pressure to cut the merchant fee rates and the interest rates for cash advances due to intensifying competition among the credit card companies, which have been trying to grow in size and carrying out aggressive marketing. This poses a risk of worsening profitability. Competition has further intensified due to the separation of the credit card business of Woori Bank and the competition for a bigger market share among the mid-tier credit card companies, and competition is expected to be in earnest to dominate the financial-digital convergence market in line with KT’s acquisition of BC Card, which can both have a negative impact on the growth of the credit card industry.

[No. of credit cards issued and No. of merchants]

Classification	Economically active population (in 10,000)	No. of credit cards (in 10,000)	No. of credit cards per economically active population	No. of credit card merchants (in 10,000)
2004	2,354	8,346	3.5	150
2005	2,372	8,291	3.5	153
2006	2,402	9,115	3.8	161
2007	2,435	8,957	3.7	175
2008	2,455	9,625	3.9	185
2009	2,458	10,699	4.4	187
2010	2,496	11,659	4.7	208
2011	2,539	12,214	4.8	219
2012	2,578	11,623	4.6	221
2013	2,611	10,203	3.9	226
2014	2,684	9,232	3.5	234
2015	2,715	9,314	3.5	242
2016	2,742	9,564	3.5	250
2017	2,775	9,946	3.6	257
2018	2,790	10,506	3.8	269
2019	2,819	11,098	3.9	281
2020	2,801	11,373	4.1	290
2021	2,831	11,769	4.2	299
2022 3Q	2,914	12,271	4.2	—

(Note 1) The employed and unemployed who can engage in job-seeking activities among the working age population aged 15 or older

(Note 2) Based on the occurrence of at least one purchase (i.e., issuance of sales check per year) from the merchants (from 2002)

(Source: CREFIA, Credit Finance Vol. 72 (February 2023))

The profitability of the credit card industry is expected to decline due to weaker consumer confidence (caused by the burden of household debt and slowdown of economic growth), the continued demand from the government and the merchants to cut the fee rates, and an intensifying marketing competition in the sector.

In the future, the market growth is likely to remain moderate. In terms of competition, it is expected to further intensify as the credit card companies will continue to make effort to have a bigger market share and as the banks that also offer credit card services will continue to engage in aggressive marketing or even separate their credit card business units into new credit card companies for better sales activities and efficient management as part of their effort to strengthen their fee-based profit structure. Investors should note this before making investment decisions.

③ Specialized credit financial business (Relevant company: Woori Financial Capital)

Specialized credit financial business is a financial sector integrating credit card business, facility leasing business, installment financing business, and new technology venture capital business. Its main business is unique in that it does not accept any deposits but provides loans to customers with the funds raised by issuing corporate bonds, CPs, ABSs, etc. The applicable laws used to be divided for each business, such as the Credit Card Business Act and the Facility Leasing Business Act, but the SCFBA was enacted in 1998 to cover these four financial industries. The credit card business requires the companies to be licensed, but the remaining three businesses require registration only. In other words, any company can do business as long as it meets the requirements under the SCFBA, such as capital, so it is relatively easy for potential players to enter the industry. Also, a company can register for multiple businesses, which allows the provision of comprehensive financial services in various forms.

Specialized credit financial market is heavily influenced by the supervisory policies of the supervisory authorities. For instance, there is Article 48 of the SCFBA, which restricts the management solely focused on expansion of business scale so that the total assets do not exceed 10 times its total equity capital, and there are regulations on reinforcing the Personal Information Protection Act. In addition, in July 2014, new restrictions were put in place to limit the weight of the household debt assets of a specialized credit financial company to the maximum of 20% of its total assets (10% for a specialized credit financial company whose assets exceed KRW 2 trillion) and to limit the transactions with the major shareholders.

Major Laws and supervisory regulations related to specialized credit financial businesses are as follows:

Major Laws and Supervisory Regulations	Major Content
The SCFBA, the Enforcement Decree of the SCFBA, the Enforcement Rule of the SCFBA, Regulation on Supervision of Specialized Credit Financial Business, Enforcement Bylaws thereof, etc.

(a) Total assets to total equity capital: 10 times its equity capital

(b) Acquisition of real estate used for business: up to 100% of its equity capital

(c) Credit limit for its affiliate: up to 50% of its equity capital

(d) Loan limit for a new technology venture entity: 15 times the amount of its annual investment

(e) Weight of incidental affairs of credit card companies: within the amount of the credit card payments

(f) Weight of loans of a specialized credit financial company: up to 30% of its total assets (excluding the amount of the claims which incur in the course of performing any business affairs prescribed by Presidential Decree)

(g) Percentage subject to the limit of middle interest rate loans: 80% of the loan amount

(h) Weight of rental business of a facility leasing company: within the facility leasing amount by goods

(i) Adjusted equity ratio for adjusted total assets: 7% or higher

(j) Liquidity ratio: 100% or higher

(k) Limit of shareholding by major shareholders and specially-related persons: 150% of its equity capital

The Enforcement Decree of the SCFBA, which went into effect as of August 22, 2018, emphasizes responsible lending of the specialized credit financial companies. It has been amended to rationalize the loan regulations imposed on the specialized credit financial companies and to encourage consumers to move from high-interest household loans to middle-interest rate loans and productive loans.

The specialized credit financial companies are required to maintain their household loans to their total assets at up to 30%. Loans to lenders were classified as corporate loans and hence not subject to the loan limitations. However, under the amended Enforcement Decree, the loans granted by a specialized credit financial company to another lender shall be the subject to the lending limits. In addition, when calculating the lending limits, only 80% of the middle-interest rate loans will be subject to the limits. This will help ease the financial burdens of the consumers, but it may negatively affect the profitability of the companies because it practically limits the scope of the loans that the specialized credit financial companies can provide.

Amid these tightening regulations, other financial sectors (e.g., banks, savings banks, loan business) have gradually penetrated into the specialized credit financial business. Also, as the corporate financial market continues to stagnate, more capital companies are turning their eyes to the retail market, further intensifying the competition between the capital companies.

As of the end of 2023 1Q, there are approximately 153 specialized credit financial companies operating in Korea based on members of the Credit Finance Association of Korea, including 49 lease/installment financing companies, 8 credit card companies, and 96 new technology venture capital entities.

[Status of the specialized credit financial companies]

Lease/Installment Financing Companies (49)	DGB Capital, Acuon Capital, Pioneer Investment, De Lage Landen, Deutsch Financial, Lotte Auto Lease, Leading Ace Capital, Mason Capital, Moorim Capital, BNK Capital, BMW Financial Services Korea, KDB Capital, Shinhan Capital, CNH Capital, NBH Capital, M Capital, Orix Capital Korea, OK Capital, Joong Dong Finance, KB Capital, Toyota Financial Services Korea, Porsche Financial Services Korea, Volkswagen Financial Services Korea, Hankook Capital, Korea Investment Capital, Hyundai Commercial, HB Capital, Eco Capital, JM Capital, K Car Capital, DB Capital, Lotte Capital, Mercedes-Benz Financial Services Korea, Meritz Capital, Mugunghwa Capital, Volvo Financial Services Korea, Scania Finance Korea, RCI Financial Services Korea, SY Auto Capital, A Capital, NH Nonghyup Capital, Woori Financial Capital, Welcome Capital, JB Woori Capital, Cosmo Capital, Coupang Financial, Hana Capital, Heidelberg Print Finance Korea, Korea Asset Investment Capital, Hyundai Capital
Credit Card Companies (8)	Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana Card, Hyundai Card, KB Kookmin Card
New Technology Venture Capital Entities (96)	Nongshim Capital, DA Value Investment, Lofty Rock Investment, Leaders Technology Investment, Mobiris Partners, Baro Ventures, Vector Investment, Brave New Investment, Bridge Investment, Valence Investment, Xolon Invest, SU& Financial Investment, Sirius Investment, C&CI Partners, CTK Investment, IBK Capital, Axis Investment, Ulmus Investment, SW Investment, SBI Capital, SB Partners, FNF Partners, NVESTOR, Ncore Ventures, Yellowdog, YG Investment, Widwin Investment, Ubiquoss Investment, Yuil Technology Investment, East Gate Investment, E&Investment, Zenitas Investment, JSG Investment, GS Ventures, Jieum Ventures, Chorokbaem Investment, Kclavis Investment, KT Investment, Cornerstone Investment, Kudos Ventures, Kingo Investment Partners, Tony Investment, Pearl Abyss Capital, Pio Investment, Hana Ventures, NAU IB Capital, NICE Investment Partners, Dongwon Technology Investment, Dongyoo Technology Investment, DSN Investment, Lakewood Partners, Lotte Ventures, Mirae Asset Capital, Mirae Equity Partners, VS Investment, Samsung Venture Investment, Seoul New Technology Investment, Soleq Investment, Synergy IB Investment, Arche Investment, Aju IB Investment, Evolution Investment, ST Capital, ACE Investment & Finance, AFW Partners, NH Venture Investment, LK Technology Investment, MW&Company, Orbit Partners, Woori Technology Investment, U&S Partners, Intops Investment, JB Investment, Pureun Investment, GMB Investment, Caspian Capital, KD Investment, Konai Partners, Korea Omega Investment Corp, Q Capital Partners, Crystal Bioscience, Kiwoom Capital, Tigris Investment, Pentastone Investment, POSCO Capital, Friend Investment Partners, Prologue Ventures, Harang Invest, HBIC, Hyundai Investment Partners, Hyosung Ventures

(Source: Financial Statistics Information System)

④ Merchant banking business (Relevant company: Woori Investment Bank Co., Ltd.)

Merchant banking companies were established under the Merchant Banking Act enacted in 1975 with an objective to raise the funds for investment needed for the economic development in the 1970s and to contribute to the development of the financial industry by introducing advanced financing techniques. At that time, financial institutions were prohibited from engaging in multiple financial businesses except for the merchant banking companies. They served as an important pillar of the financial industry along with banking, securities, insurance, and investment trust, and led the development of the Korean financial industry, contributing to the national economic development. Initially, there were six merchant banking companies, and then the number increased to 30 as some investment banks were converted into merchant banking companies in 1996. They have established themselves as the center of the non-monetary institutions, but went through multiple restructuring after the Asian financial crisis in 1997. Today, Woori Investment Bank Co., Ltd., which is a subsidiary of the Company, is the only “full-time” merchant bank, and there are two banks that partially engage in the same business (Shinhan Bank and former KEB Bank).

Since the enforcement of the FISCMA, financial institutions have been allowed to engage in multiple businesses. As a result, the business unique to merchant banks has been handled by other financial institutions, such as banks and securities firms, which intensifies the competition. In this regard, loan-deposit margins are not sufficient to increase profitability. That is why Woori Investment Bank has been expanding its business portfolio to include IB and F/X, but investors should note that the market can grow only so much because there is only one merchant bank in Korea.

[Market Share]

(Unit: %)

Classification	End of 2023 1Q	2022	2021
Deposits	15.92	14.89	15.86
Loans	18.24	14.10	15.75

Note 1) Based on the merchant bank accounts at the specialized merchant bank (Woori Investment Bank) & the partially engaged merchant banks (Shinhan Bank, Hana Bank)

Note 2) Deposits consist of issued notes, CMA deposits, and bills sold; loans consist of CPs discounted and factoring.

Note 3) See Bank of Korea Statistics

(Source: Woori Financial Group’s quarterly report)

⑤ Asset management business (Relevant company: Woori Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd.)

Asset management business constitutes investment agency services, in which joint funds are raised with short-term and long-term funds entrusted by a number of customers, investment is made in assets, such as marketable securities, and the profits from such investment are returned to the customers. The overall size of the market, including fund and discretionary investment management, has been on a constant rise. In particular, as more individual savings tend to be concentrated on a variety of pension assets, the purchase of funds through pension funds and other institutions is increasing.

With the promotion of share-type funds and the money move phenomenon in full swing, the domestic asset management business has showed rapid growth since 2004, but the entrusted fund amount is not showing a constant increase due to deviation of investors who suffered investment loss during the global financial crisis in 2008 and preference for safe assets due to uncertainty and emergence of alternative instruments.

As of the end of 2022, the amount of assets managed by the asset management companies was KRW 1,449 trillion, which decreased by KRW 18 trillion compared to the end of 2021 (by -1.20%).

[Assets managed by asset management companies]	(Unit: in KRW 100 million)

Classification	Securities						Short- term finance	Derivative	Real estate	Real assets	Special assets	Mixed assets	Privately- placed funds exclusively for institutions	Discretionary investment	Total	Compared to the previous year
	Share	Mixed share	Mixed bonds	Bonds	Investment contract	Fund of funds
2022	2,085,532	162,441	386,544	5,352,908	65	773,801	1,533,453	543,721	1,612,856	—	1,373,609	618,710	30,633	11,554	14,485,827	(176,018)
2021	2,591,130	194,532	343,160	5,727,623	63	777,329	1,359,900	561,407	1,372,859	—	1,197,881	502,450	27,344	6,167	14,661,845	1,359,239
2020	2,387,612	177,403	271,677	5,367,319	77	609,729	1,263,214	576,300	1,157,466	—	1,069,198	364,949	28,404	29,258	13,302,606	1,052,096
2019	2,103,444	157,226	260,051	5,219,722	93	462,832	1,055,882	593,320	1,035,895	—	927,137	387,360	27,876	19,672	12,250,510	1,563,766
2018	1,850,176	145,333	269,795	4,853,834	51	341,434	902,746	541,037	802,597	—	704,384	233,353	28,652	13,352	10,686,744	369,744
2017	2,089,983	146,057	292,571	4,574,102	—	324,680	979,627	524,709	646,803	—	575,610	121,357	22,694	18,807	10,317,000	782,596
2016	1,659,006	123,189	324,740	4,631,071	—	232,138	1,049,955	431,694	516,399	—	478,854	49,511	27,760	10,087	9,534,404	799,619
2015	1,672,096	122,327	365,944	4,253,210	—	188,033	940,727	364,139	359,079	—	398,105	21,773	39,994	9,358	8,734,785	1,520,173
2014	1,557,280	133,700	322,844	3,151,770	—	170,813	832,339	390,443	297,413	—	311,518	—	32,191	14,301	7,214,612	585,357

(Source: Korea Financial Investment Association (KOFIA))

As major countries started COVID-19 vaccination in the end of 2020, expectations are growing for a global economic rebound in 2021. Despite the recent spread of the COVID-19, the global economic growth rate is forecast to rebound from -3.7% in 2020 to 5.7% in 2021 due to the vaccine distribution, easing monetary and fiscal policies, and less protective trade. The forecast for the Korean economy is also positive; its GDP growth rate is expected to increase from -1.0% in 2020 to 3.05% in 2021 due to stronger growth momentum resulting from the improvement of the global economy, continued expansionary macro-economic policy, and the rebound of the private consumption. Although there exist uncertainties, the preference for risky assets is expected to continue due to the economic stimulus measures of major countries and the economic recovery at home and abroad. Globally, factors showing the economic recovery have been reinforced, such as the vaccine distribution, increased consumption, and a higher demand for oil. In Korea, the economic recovery has been led by the export increase of major industries, particularly automobile and semiconductor industries.

The bond interest rates are on the rise, particularly around the long-term market interest rates, due to a loose fiscal policy, concerns over the imbalance in supply and demand in the treasury bond market, and expectations of economic recovery and inflation. In addition, the credit spread of corporate bonds is expected to decrease. In the stock market, the share prices are expected to continue their upward trend because it is expected that the major governments would keep easing their policies, the economic indicators would improve, the distribution of COVID-19 vaccines would accelerate, and the resumption of economic activities would accelerate. As for the domestic and global funds markets, the private equity and alternative investment funds with institutional investors have maintained their growth while the public offering fund market has been shrinking. In the recent days, retirement pensions, OCIO, and socially responsible investing (ESG investing) have emerged as major issues in the asset management market.

As the inflow of funds has been stagnant due to a rise in global interest rates and concerns over economic recession as a result of long-term and short-term interest rates reversal, the amount of assets managed domestically recorded KRW 1,449 trillion as of the end of 2022, which decreased by 1.20% compared to the previous year. In particular, while the entrusted fund amount for traditional assets such as shares and mixed shares is on the decline, funds are being concentrated in short-term financial instruments such as MMF due to the short-term trend of funds.

Meanwhile, the average management fees of the funds have been on the decline since 2012 due to a fierce competition within the industry and a decrease in share-type funds, which have higher profitability. This trend is also related to a rising need of investors to save the fund-related costs because the returns on the funds were slow due to the financial crisis and low economic growth. The competition in the asset management sector is even more intensifying as some companies have introduced incentive-based public offering funds without any management fees.

[Management fees trends by fund type]	(Unit: %)

Year	Management Fees
	Share	Mixed share	Mixed bond	Bond	Average
End of 2014	0.585	0.649	0.336	0.184	0.439
End of 2015	0.580	0.618	0.349	0.156	0.426
End of 2016	0.539	0.581	0.332	0.149	0.400
End of 2017	0.495	0.563	0.326	0.154	0.385
End of 2018	0.439	0.546	0.325	0.123	0.359
End of 2019	0.390	0.538	0.318	0.127	0.343
End of 2020	0.435	0.556	0.322	0.121	0.358

End of 2021	0.420	0.557	0.344	0.108	0.357
End of 2022	0.397	0.541	0.329	0.093	0.340

(Source: KOFIA)

Meanwhile, the competition in the collective investment business has further intensified due to the changes in government policy. In October 2015, the financial authorities changed the licensing policy for asset management companies (Phase I financial reform of asset management business). Under this new system, a company wishing to be a specialized private equity management company simply needed to register, instead of being approved and licensed. The key to this new registration system is that any company can enter the business as long as it meets basic requirements, such as KRW 2 billion of total equity and at least three experts. Moreover, the plan to improve the asset management company licensing policy was announced in May 2016 (Phase II financial reform of asset management business), which confirmed the authorities’ intent to completely redesign the licensing policy for asset management companies. Major contents of this plan include: (i) the authorities will accept the application from securities companies wishing to concurrently engage in private equity fund management business as of June 2016, (ii) easing requirements for conversion of private placement management company into public placement fund management company, (iii) easing requirements for conversion into general management company, and (iv) gradual abolition of principle of one asset management company for one group.

As a result of the gradual implementation of such improvement plan, the number of Korean asset management companies has skyrocketed in 2016. It increased from 165 as of the end of 2016 to 437 as of the end of May 2023, recording a whopping 164.8% increase.

[Number of Korean asset management companies]

Classification	2016	2017	2018	2019	2020	2021	2022
No. of companies	165	215	243	292	326	348	437

(Source: Financial Statistics Information System in May 2023)

If the eased licensing policy continues, it is highly likely that asset management companies are encouraged to enter the market and expand their business scope while a variety of new asset management companies with high credit ratings emerge in the market. Also, the new policy may lay the foundation for asset management groups specialized in asset management. Therefore, if the existing and new asset management companies fail to achieve competitive edges specialized in the business or secure a special position in the market, they may face institutional market risks. Investors should note these factors.

⑥ Real estate trust business (Relevant company: Woori Asset Trust)

A “full-time” real estate trust company is entrusted the real estates from their owners to maintain, manage, or generate investment profits thereon. Its main business is (i) maintaining, managing, or generating profits by developing, leasing, and selling the real estates, (ii) providing such profits to the beneficiaries, and (iii) receiving trust fees in return. As incidental duties, it also provides agency services and consulting services.

Under the FISCMA, only the companies authorized by the FSC can be part of the real estate trust business. However, the competition for new business is fierce, often leading to a price war, and the companies with existing business practices and strategies alone will be weeded out in the current business structure. Accordingly, the real estate trust companies make effort to diversify their business portfolio and generate profits. They compete with each other while having their own distinctive businesses. As of 2023 1Q, there are a total of 14 companies, and the competition between them is expected to only intensify.

[Profitability of real estate trust companies]

(Unit: in KRW million, %)

Company Name	Classification	2019	2020	2021	2022
Woori Asset Trust	Net Income	27,130	33,768	30,302	74,553
	ROE	33	31	22	37
KB Real Estate Trust	Net Income	61,421	53,933	85,474	62,629
	ROE	24	18	26	17
Kyobo Asset Trust	Net Income	26,379	16,555	24,858	18,635
	ROE	23	13	10	6
Daishin Asset Trust	Net Income	(1,841)	530	4,035	7,880
	ROE	(2)	1	3	5
Daehan Real Estate Trust	Net Income	40,161	28,688	61,222	41,038
	ROE	18	11	20	12
Mugunghwa Trust	Net Income	18,688	30,120	20,109	33,187
	ROE	24	25	13	15
Shinyoung Real Estate Trust	Net Income	(3,781)	524	10,041	17,810
	ROE	(13)	2	10	16
Shinhan Asset Trust	Net Income	26,976	46,285	75,862	73,773
	ROE	23	31	36	25
KORAMCO REITs & Trust	Net Income	20,333	(27,663)	78,970	71,390
	ROE	8	(12)	24	18
Korea Trust	Net Income	24,151	24,314	38,154	30,800
	ROE	27	22	27	17
Hana Asset Trust	Net Income	68,608	80,289	94,755	76,219
	ROE	28	25	25	17
Korea Asset In Trust	Net Income	56,101	213,947	93,673	74,739
	ROE	13	37	13	10
Korea Real Estate Investment and Trust	Net Income	49,488	93,626	94,720	45,369
	ROE	8	14	13	6
Korea Investment Real Estate Trust (KORIET)	Net Income	(5,100)	(7,891)	3,864	16,093
	ROE	(11)	(20)	3	8

Source: Financial Statistics Information System in May 2023

The real estate trust industry has maintained high growth due to the booming real estate business in recent years and real estate trust companies’ accumulated capital and ability to implement and manage specialized development projects. However, amid prolonged trade disputes between the U.S. and China, economic slump of China and sluggish global economic growth, the Korean government has implemented various real estate regulation policies and the domestic construction investment has been sluggish, all of which has greatly shrunk the domestic construction and real estate markets. Therefore, the real estate trust business is also expected to experience a downturn to some extent. Investors should note the foregoing in the real estate trust business.

B. Risk associated with changes in the overall regulatory system

The financial industry is a country’s key industry and regulated industry. It is highly affected by the regulations of the financial authorities and the government policies. In other words, the Company and its subsidiaries are exposed to the risk of profitability fluctuations due to environmental and institutional changes affecting its subsidiaries. Therefore, investors should take into account not only the competitiveness of each subsidiary but also the external environments, such as macro-economics and government regulations.

An increasing number of financial institutions seek to make a transition into holding companies. With the development of the financial industry, this is to meet the consumers’ needs for combined financial services, to concurrently engage in multiple financial businesses and grow in size, and to maximize the synergistic effect with and between financial affiliates in other businesses within the same group. It is said that even non-banking conglomerates are highly likely to bring their financial companies together and establish financial holding companies. The establishment of large-scale, new financial holding companies may lead to a fiercer competition in the financial industry.

The Korean banking and insurance sectors are entering their maturity stage, which means there are limits to growth, and the Korean securities and investment banking sectors fall far short of the economy of scale. Investors should note that the Company is exposed to the risk of profitability fluctuations due to environmental and institutional changes affecting its subsidiaries.

The subsidiaries of the Company are facing the following environmental and institutional changes:

① Banking business (Relevant company: Woori Bank)

A bank serves as a medium between those in need of funds and those providing the funds. The banking industry is a strategic industry that improves the efficiency of resource allocation through various services, such as deposits, loans, payment systems, and asset management, and creates added value by providing diverse financial services related to financial demand arising from increased production activities in other industries. In addition, it is an industry that plays a very important role in the national economy, so when it fails to work properly, it can cause serious damages to the nation, such as the Asian financial crisis that Korea went through in the late 1990s. As it is a key industry, the government has provided intensive support to stabilize the financial system during every crisis in the banking business.

Due to its significance, the industry is more heavily regulated and protected by the government than any other industries. For instance, a company wishing to enter the market is required to be licensed by the FSC under the Banking Act. Accordingly, not only the profitability but also the public interests are emphasized for the banks unlike the companies in other industries, and the players in this business are subject to a number of regulations, including the Commercial Act, the Banking Act, the Foreign Exchange Transactions Act, the Act on the Structural Improvement of the Financial Industry, the Depositor Protection Act, and the FISCMA. Consequently, their profitability and growth are greatly influenced by these institutional and environmental factors.

Today, the banking business is also directly affected by the changes in the global regulatory environments unlike in the past. That is why the changes in both domestic and global regulatory environments are considered as important factors. Since the global financial crisis in 2008, the regulatory environment of the global financial industry has changed rapidly. It has been reformed centering around the Basel Committee on Banking Supervision (BCBS), and it has been gradually tightening. Also, the capital requirements have been gradually introduced, starting from Basel I, Basel II, and then Basel III as of December 2013. Accordingly, the players in the banking business are required to comply with the global standards amid the introduction of a variety of regulations focusing on enhancing the soundness of assets and equity, such as regulations on the improvement of the quality of capital, leverage ratio, and liquidity ratio. In addition to them, a number of regulations have been enforced, such as introduction of FX macroprudential levy and protection of consumers, which in turn increased the banks’ burden of costs to deal with the regulations.

1) Basel III

As capital regulations and other various regulations under Basel III have been enforced in earnest since 2019, investors are advised to pay attention to them.

Category	Details
Capital Adequacy Regulation

For now, the Korean financial authorities have completely overhauled their systems to implement the Basel III minimum equity capital ratio and the capital conservation buffer ratio, and also systematically completed the ‘countercyclical capital buffer’ and the ‘D-SIB capital surcharge’ presented by Basel III in addition to the equity ratio.

Basel Standard Capital Adequacy Ratio

•   (Introduction Completed) Pillar 1: Common equity capital (4.5%), Tier 1 capital (6%), Total equity ratio (8%)

•   (Introduction Completed) Pillar 2: Introduction of the ‘capital conservation buffer’ (2.5%)

•   (Introduction Completed) Pillar 2: Capital surcharge on D-SIB (1.0%)

*  D-SIB: Domestic Systemically Important Bank

*  Applied since January 2016 (additional accumulation on a stage-by-stage basis by 1/4 for four years)

•   (Introduction Completed) Pillar 3: Inadequate domestic disclosure items are reflected additionally in the ‘Financial Business Management Unified Disclosure standards’ of the Korea Federation of Banks.

[BIS Capital Adequacy Ratio Regulation]

							(Unit: %)
Category	2016	2017	2018	2019	2020	2021	2022
Minimum C-Tier 1	4.5	4.5	4.5	4.5	4.5	4.5	4.5
+) Capital Conservation Buffer	0.625	1.25	1.875	2.5	2.5	2.5	2.5
+) D-SIB Banks	0.25	0.5	0.75	1.0	1.0	1.0	1.0
+) Countercyclical Capital Buffer	0	0	0	0	0	0	0
Minimum Tier 1 Capital	6.0	6.0	6.0	6.0	6.0	6.0	6.0
Minimum Total Equity	8.0	8.0	8.0	8.0	8.0	8.0	8.0
D-SIB Bank Minimum Regulation Ratio
C-Tier 1	5.375	6.25	7.125	8.0	8.0	8.0	8.0
Tier 1	6.875	7.75	8.625	9.5	9.5	9.5	9.5
Total Equity	8.875	9.75	10.625	11.5	11.5	11.5	11.5

(Note 1) Countercyclical buffer ratio: It is possible to impose buffer up to 2.5% during credit expansion (currently 0%)

(Note 2) Minimum capital ratio for D-SIB in 2022 is set forth in the table above, and the ratio may be changed later if there occurs any issue regarding countercyclical buffer or D-SIB reselection.

(Source: Press Release of the FSC (“Result of selection of important banks, bank holding companies and financial institutions under 2022 financial system”) (July 13, 2021)

Bank holding companies are also subject to the Basel III capital adequacy regulation.

[Basel III Minimum Capital Adequacy Ratio for Bank Holding Companies]

	(As of 2019)	Basel I • II	Basel III
		BIS Capital Adequacy Ratio	C-Tier 1	Tier 1 Capital Ratio	Total equity ratio
	Minimum Capital Adequacy Ratio	8.0%	4.5%	6.0%	8.0%
	Capital Conservation Buffer	0.0%	2.5% (Common Equity Capital)
	Total	8.0%	7.0%	8.5%	10.5%

Leverage Ratio Regulation

The purpose of the leverage ratio regulation is to make supplementation for addressing the weakness of the existing risk-based Basel capital regulations that may cause an excessive credit boom due to the underestimation of risks during an economic boom. Many financial institutions have expanded their leverage excessively during an economic boom and drastically deleveraged themselves during a crisis, causing the escalation of the crisis. As risks are underestimated and the rates of return are high during an economic boom, a financial institution tends to increase its leverage by borrow more to invest in highly profitable assets. However, when economic bubbles burst and asset prices drop resultantly, causing losses, during a recession, leverage increased during an economic boom may amplify such losses reversely, and therefore appropriate regulations are necessary. The minimum leverage ratio is 3% and has been enforced since 2018.

Leverage Ratio = Tier 1 Capital (Note 1) / Total Exposure (Note 2) ≥ 3%

Source: Press release of the FSS (October 2017)

Note 1) Tier 1 Capital: Capital + Capital Surplus + Earned Surplus + Hybrid Instruments, etc.

Note 2) Total Exposure: Exposure on Financial Statements + Off-Balance Sheet Item Exposure, etc.

If the regulation of the leverage ratio of 3% is applied, banks are required to have total assets up to 33.3 times as large as Tier 2 capital. As banks’ leverage cannot be increased significantly to such extent, banks’ profitability may decline.

Liquidity Regulation

In order to satisfy the liquidity regulation ratio (liquidity coverage ratio, net stable funding ratio) requirement applied following the introduction of Basel III, the proportion of investments in national/public bonds and prime corporate bonds to total investments needs to be increased, and as it is expected that household deposits for stable funding and long-term financing need to be increased, profitability is further likely to decrease in the short term.

[Liquidity Coverage Ratio (LCR) Regulation]

Liquidity Coverage Ratio (High Quality Liquid Assets/Amount of Net Cash Outflow for Next One Month) ≥100%

The LCR regulation has been enforced since 2015, and for commercial banks, 80% applied in 2015 has since increased by 5%p each year gradually to reach 100% applicable after January 1, 2019, and for special banks, 60% applied in 2015 has since increased by 10%p each year gradually to reach 100% applicable after January 1, 2019. As the LCR regulation above is to increase the short-term resilience of banks to liquidity risks, it is expected to contribute to the mitigation of the risk of the spread of a crisis in the financial sector to the real economy by enhancing the capacity of the banking sector to absorb shocks from any crisis in the financial sector or the real economy. Banks are required to have an appropriate amount of high quality liquid assets, which can be encashed easily and swiftly in a private market without any restriction on disposition, to make up for a liquidity shortage under a liquidity stress scenario for 30 days.

[Net Stable Funding Ratio (NSFR)]

NSFR = Available Stable Funding (Note 1) / Required Stable Funding (Note 2) ≥ 100%

Note 1) Available Stable Funding: Of the items of liabilities and capital, funds raised in a stable manner as they are unlikely to be withdrawn within the next one year even under a stress

Note 2) Required Stable Funding: Of the items of assets, amounts for which stable financing for one year or longer is required

Large Exposure Limit Regulation

The large exposure limit regulation is a regulation that manages the exposure for each counterparty in transaction linked to a Korean bank up to 25% of the BIS Tier 1 Capital. The Basel Committee originally intended to introduce the large exposure limit regulation in January 2019, however, as there were delays in the introduction schedule in some major countries involved, the formal introduction of such regulation was postponed in Korea, and the large exposure limit regulation has been enforced on a test basis in Korea through administrative guidance since March 31, 2019 with the voluntary participation by domestic banks, excluding the branches of foreign banks, Internet primary banks, the Korea Development Bank and the Export-Import Bank of Korea, however, the Korean financial authorities announced on April 17, 2020 that the enforcement of the large exposure limit regulation would be postponed after 2021 in order to ease burdens on banks, including those relating to the establishment of related systems, pursuant to a plan to ensure more flexible financial regulations and to help create an environment in which funding support for companies are provided in an efficient way.

The counterparty in transaction means a group linked in the relationship of control (as a relationship of exercising control by the holding of voting rights in excess of 50%/rights to appoint/dismiss directors, etc.; similar to a business group under the Monopoly Regulation and Fair Trade Act) or in the relationship of economic reliance (as a relationship in which the risk of insolvency or bankruptcy of one company may spread to another company (provided, however, that only exposure in excess of 5% of the Tier 1 Capital applies)).

The calculation of exposure includes the granting of credits of the nature of funding support, including loans, financial instruments, including shares and bonds, amounts guaranteed by those who provide guarantees, etc.

Example) Where a bank extends a loan of KRW 10 billion to Borrower B with a 50% written guarantee issued by Guarantee Institution A as a collateral, Guarantee Institution A and Borrower B incur the exposure of KRW 5 billion respectively.

The BIS standard capital (based on Basel III, on a consolidated basis) is the capital on which exposure is based.

[Comparison between the regulation on the limit on the granting of credit to the same borrower and the Basel large exposure limit regulation]

Category	Limit on Granting of Credit to Same Borrower	Basel-Based Large Exposure Limit
Basis of Regulation	Banking Act	Regulations on Supervision of Banking Business (To be confirmed)
Counterparty in Transaction	Business group under the Monopoly Regulation and Fair Trade Act	Relationship of control, economic reliance
Subject	Granting of credit	Granting of credit + Share, Third-party guarantee, etc.
Limit	25% of the total capital (Note 1)	25% of the Tier 1 Capital (Note 2)
(Source: Press release of the FSC dated February 28, 2019) (Note 1) Total Capital: Tier 1 Capital+Tier 2 Capital (Subordinated bonds, etc.) (Note 2) Limit between D-SIBs: 15% of the Tier 1 Capital

2) Introduction of the Bail-in System

The bail-in system is designed to make shareholders and creditors first bear the expenses of the absorption of losses and the re-expansion of capital required for the normalization of an insolvent financial company and the maintenance of the key functions thereof in the course of the rehabilitation/reorganization of such insolvent financial company in the order of the bearing of losses before the implementation of the bail-out package of the government that involves the placing of burdens on taxpayers. Within the framework of the bail-in system, reorganization authorities in each country are authorized to order the amortization of unsecured/unprotected bonds or the implementation of the conversion of capital before the support of public funds, etc. are provided to an insolvent financial company to the extent that the order of repayment to creditors in the event of bankruptcy, the principle of equal treatment between pari passu creditors, the no creditor worse off principle, etc. are complied with. Given that there are differences in the scope of bonds subject to the bail-in system, the order of the bearing of losses, etc. to a certain extent among nations that have introduced the system recently, there are still uncertainties about how specifically the bail-in system will be introduced in Korea.

The FSC’s press release in December 2017 (disclosing the report on the peer review of Korea issued by the Financial Stability Board (FSB)) states that the FSB-recommended reorganization system (including the recovery and resolution plan (RRP) and the bail-in system) will be introduced on a timely basis to enhance response systems against crises, increase the roles of the FSC and the FSS with respect to the supervision of mutual finance, strengthen the supervision of the National Agricultural Cooperative Federation and improve capital regulations on savings banks and mutual finance. Accordingly, preparations for the introduction of the recovery and resolution plan (RRP), the bail-in system, the authority of the temporary stay of the right of premature termination, etc. are in progress in Korea as well.

In Korea, the amendment to the Act on the Structural Improvement of the Financial Industry reflecting the Recovery and Resolution Plan (RRP) of Systemically Important Financial Institutions (SIFI) was promulgated on December 29, 2020 and went into effect on June 30, 2021. However, such amendment excluded the bail-in system that is pivotal to the FSB-recommended reorganization system.

[Major Content of FSB-recommended Reorganization System]

Classification	Major Content
Recovery and Resolution Plan (RRP)	Advance preparations for potential system risks by preparing RRP on a regular basis by each SIFI (effective on June 30, 2021)

Temporary Stay	Temporary stay on early termination or settlement of SIFI’s qualified financial transactions in order to prevent market disruption that may be caused by a series of early settlement of SIFI’s derivative financial products due to the commencement of the resolution procedure (effective on June 30, 2021)

Bail-in	Introduction of the bail-in system to minimize injection of public funds (the introduction timing will be determined later)

Source: FSC, NICE Investors Service

Pursuant to the aforementioned amendment, SIFI should establish and submit its recovery plan containing how to recover soundness on their own in preparation for corporate crisis. In addition, the Korea Deposit Insurance Corporation should establish and submit a resolution plan for normalizing or liquidating a SIFI in case the SIFI is not able to recover its soundness.

[Major Content to Be Included in RRP]

Classification	Recovery Plan	Resolution Plan
Trigger Event	Financial crisis situation (determined by SIFI)	Unable to recover (determined by the resolution authority)
Details

•  Key function and key business

•  Expected corporate crisis situation and criteria for determining such situation

•  Means and measures to overcome the crisis situation

•  Plan for continuing normal business operation in the crisis situation

• Key function and key business • Strategy for systemic resolution • Measures to protect depositors, etc. • Obstacles to resolution and solution thereof

Source: FSC, NICE Investors Service

[Procedure for Preparing RRP and Example]

Source: FSC press release dated Jun. 23, 2022

Major Korean banks and bank holding companies include Woori Financial Group, Shinhan Financial Group, KB Financial Group, Hana Financial Group, NongHyup Financial Group, Woori Bank, Shinhan Bank, Kookmin Bank, Hana Bank and NongHyup Bank.

The recovery plan approved at the end of March 2022 includes support for bank holding companies. However, such support is limited compared to the size of bank holding companies’ equity capital and thus bank holding companies should bear losses before senior creditors as banks, and the plan still misses the full-scale bail-in system, and the possibility that banks’ and bank holding companies’ credit rating would change is limited. However, even prior to the introduction of the bail in system, bank holdings companies’ structurally subordinated status would be extended due to gradual strengthening of the RRP and such may have an adverse effect on bank holding companies’ credit rating.

As examined above, the policies and regulations of the government and financial regulators may have adverse effects on the profitability and stability of banks. Accordingly, investors are advised to carefully consider the regulations of the government and financial regulators.

② Credit Card Business (Relevant company: Woori Card Co., Ltd.)

As the Korean credit card business is an industry subject to stringent regulations of the government, merchant fees, as the key revenue source of the credit card business, are directly controlled by the government under applicable laws. Merchant fees have been adjusted every three years after the recalculation of qualified costs since 2012 under Article 18-3 of the Specialized Credit Finance Business Act. A new merchant fee system according to the recalculation of qualified costs has applied from the end of January 2022. Such new system is expected to reduce the burden of merchant fees by 40% for petty merchants with annual sales of KRW 300 million or less (approximately 2.2 million merchants, 75% of the entire merchants). Given that merchant fees account for the half the operating profits of credit card companies, it is concluded that the profitability of the credit card industry will be decreased inevitably.

[Plan for Reform of Card Fee Rate and Expected Effects]

Annual Sales	Number of Merchants	2018 Reform (Reduction Rate Compared to 2017)	2021 Reform (Reduction Rate Compared to 2018)	Reduction Rate of Burden in 2021 Compared to 2017
KRW 300 million or less	2.2 million (75% of the entire merchants)	Up to Δ41%	Δ40%	Up to Δ64%
KRW 300 million ~KRW 500 million	Approximately 230,000 (( 8% of the entire merchants)	Δ37%	Δ15%	Δ47%
KRW 0.5 billion ~KRW 1 billion	Approximately 220,000 ( 7.6% of the entire merchants)	Δ33%	Δ10%	Δ40%
KRW 1 billion ~KRW 3 billion	Approximately 150,000 ( 5% of the entire merchants)	Δ23%	Δ6%	Δ27%

Note 1) Weighted average values of the reduction rates of the burden of credit card and check card fees

Note 2) The reduction rate of the burden of fees varies by merchant due to the 2018 reform that was based on petty merchants.

Source: FSC Press Release dated December 23, 2021

Furthermore, the Korean regulation authorities have imposed far-reaching regulations on the card industry in order to manage household debts which have been placing heavy burdens on the Korean economy. The regulation authorities have announced a series of regulatory policies to curb household debts and to prevent excessive competition for scale-up among credit card companies and improve credit card companies’ financial soundness, including the ‘plan to improve the soundness of the credit card market’ announced in March 2011, the ‘special countermeasures to prevent excessive competition for scale-up among credit card companies’ announced in June 2011 and ‘comprehensive measures for the improvement of the structure of the credit card market’ announced in December 2011. Under the regulations above, the ratios of appropriate increase in card assets, newly issued cards and marketing budget (rate) have been established, and leverage regulations, etc. have been introduced, in order to restrict the size expansion of credit card companies, and systems applicable to overall card businesses in general have also been overhauled through the upward revision of the coverage ratio of allowance for bad debts with respect to card loans to strengthen the risk management of card assets, the expansion of the scope of the exchange of information among users of multiple cards, the promotion of the use of check cards, etc.

The series of regulations that have been introduced to date as above have the nature of preemptive measures to prevent potential risks that may be posed to credit card companies and therefore are believed to be effective in the control of the escalation of risks posed to credit card companies, however, it needs to be noted that the prolonged trend of tighter regulations on the credit card industry due to the systematic importance of the credit card industry and for policy purposes, such as the efforts to curb household debts, may lead to the retardation of the growth of credit card companies and a deterioration in their profitability.

③ Specialized Credit Financial Business (Relevant company: Woori Financial Capital Co., Ltd.)

Following the enforcement of the SCFBA in January 1998, the existing four business categories, including the credit card business, the installment financing business, the facility lease business and the new technology project financing business, were combined into the specialized credit financial business as a new financial business category, and while the specialized credit financial business has no deposit-taking function, its major business activity is to extend loans by raising funds through the issuance of bonds, and as a company engaged in another financial business, other than the credit card business, may freely enter into, or exit from, the specialized credit financial business market only by satisfying the relevant large-shareholder and capital requirements after the original license-based entry/exit system has been converted into the current registration-based entry/exit system, the specialized credit financial business constitutes a highly competitive industry.

As of the end of 2023 1Q, there are approximately 153 specialized credit financial companies operating in Korea based on members of the Credit Finance Association of Korea, including 49 lease/installment financing companies, 8 credit card companies, and 96 new technology venture capital entities.

[Status of the specialized credit financial companies as of 2023 1Q]

Lease/Installment Financing Companies (49)	DGB Capital, Acuon Capital, Pioneer Investment, De Lage Landen, Deutsch Financial, Lotte Auto Lease, Leading Ace Capital, Mason Capital, Moorim Capital, BNK Capital, BMW Financial Services Korea, KDB Capital, Shinhan Capital, CNH Capital, NBH Capital, M Capital, Orix Capital Korea, OK Capital, Joong Dong Finance, KB Capital, Toyota Financial Services Korea, Porsche Financial Services Korea, Volkswagen Financial Services Korea, Hankook Capital, Korea Investment Capital, Hyundai Commercial, HB Capital, Eco Capital, JM Capital, K Car Capital, DB Capital, Lotte Capital, Mercedes-Benz Financial Services Korea, Meritz Capital, Mugunghwa Capital, Volvo Financial Services Korea, Scania Finance Korea, RCI Financial Services Korea, SY Auto Capital, A Capital, NH Nonghyup Capital, Woori Financial Capital, Welcome Capital, JB Woori Capital, Cosmo Capital, Coupang Financial, Hana Capital, Heidelberg Print Finance Korea, Korea Asset Investment Capital, Hyundai Capital
Credit Card Companies (8)	Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana Card, Hyundai Card, KB Kookmin Card
New Technology Venture Capital Entities (96)	Nongshim Capital, DA Value Investment, Lofty Rock Investment, Leaders Technology Investment, Mobiris Partners, Baro Ventures, Vector Investment, Brave New Investment, Bridge Investment, Valence Investment, Xolon Invest, SU& Financial Investment, Sirius Investment, C&CI Partners, CTK Investment, IBK Capital, Axis Investment, Ulmus Investment, SW Investment, SBI Capital, SB Partners, FNF Partners, NVESTOR, Ncore Ventures, Yellowdog, YG Investment, Widwin Investment, Ubiquoss Investment, Yuil Technology Investment, East Gate Investment, E&Investment, Zenitas Investment, JSG Investment, GS Ventures, Jieum Ventures, Chorokbaem Investment, Kclavis Investment, KT Investment, Cornerstone Investment, Kudos Ventures, Kingo Investment Partners, Tony Investment, Pearl Abyss Capital, Pio Investment, Hana Ventures, NAU IB Capital, NICE Investment Partners, Dongwon Technology Investment, Dongyoo Technology Investment, DSN Investment, Lakewood Partners, Lotte Ventures, Mirae Asset Capital, Mirae Equity Partners, VS Investment, Samsung Venture Investment, Seoul New Technology Investment, Soleq Investment, Synergy IB Investment, Arche Investment, Aju IB Investment, Evolution Investment, ST Capital, ACE Investment & Finance, AFW Partners, NH Venture Investment, LK Technology Investment, MW&Company, Orbit Partners, Woori Technology Investment, U&S Partners, Intops Investment, JB Investment, Pureun Investment, GMB Investment, Caspian Capital, KD Investment, Konai Partners, Korea Omega Investment Corp, Q Capital Partners, Crystal Bioscience, Kiwoom Capital, Tigris Investment, Pentastone Investment, POSCO Capital, Friend Investment Partners, Prologue Ventures, Harang Invest, HBIC, Hyundai Investment Partners, Hyosung Ventures

(Source: Financial Statistics Information System of the FSS)

The Enforcement Decree of the SCFBA, which went into effect as of August 22, 2018, emphasizes responsible lending of the specialized credit financial companies. It has been amended to rationalize the loan regulations imposed on the specialized credit financial companies and to encourage consumers to move from high-interest household loans to middle-interest rate loans and productive loans.

The specialized credit financial market is regulated by Article 48 (Restriction on Management Focused on Expansion of Business Scale) of the SCFBA, which does not allow a specialized credit financial company to have its total assets in excess of a certain multiple (up to 10 times) of equity capital, and is further regulated by the Personal Information Protection Act. In addition, from July 2014, the specialized credit financial company may not provide the household loans in excess of 20% of its total assets (10% in case of the specialized credit financial company with its assets of KRW 2 trillion or more) and became more restricted to do transactions with its major shareholders. Amid these tightening regulations, other financial sectors (e.g., banks, savings banks, loan business) have gradually penetrated into the specialized credit financial business. Also, as the corporate financial market continues to stagnate, more capital companies are turning their eyes to the retail market, further intensifying the competition between the capital companies.

The followings are the major laws and supervisory regulations related to the specialized credit financial business:

Major Laws and Supervisory Regulations	Major Content
The SCFBA, the Enforcement Decree of the SCFBA, the Enforcement Rule of the SCFBA, the Regulation on Supervision of Specialized Credit Financial Business, and other enforcement bylaws

(a) Total assets to total equity capital: 10 times its equity capital

(b) Acquisition of real estate used for business: up to 100% of its equity capital

(c) Credit limit for its affiliate: up to 50% of its equity capital

(d) Loan limit for a new technology venture entity: 15 times the amount of its annual investment

(e) Weight of incidental affairs of credit card companies: within the amount of the credit card payments

(f) Weight of loans of a specialized credit financial business company: up to 30% of its total assets (excluding the amount of the claims which incur in the course of performing any business affairs prescribed by Presidential Decree)

(g) Percentage subject to the limit of middle interest rate loans: 80% of the loan amount

(h) Weight of rental business of a facility leasing company: within the facility leasing amount by goods

(i) Adjusted equity ratio for adjusted total assets: 7% or higher

(j) Liquidity ratio: 100% or higher

(k) Limit of shareholding by major shareholders and specially-related persons: 150% of its equity capital

Besides, the recently revised Specialized Credit Financial Business Act and the Regulation on Supervision of Specialized Credit Financial Business highlight the application of strict accounting rules. On one hand, this helps improve financial soundness of specialized credit financial companies, but, on the other hand their reinvestment capability would be adversely affected due to the underestimation of their business size and incomes under strict accounting rules.

Pursuant to Article 19 of the Regulation on Supervision of Specialized Credit Financial Business, the FSC could issue an order for management improvement to a concerned business in the event where;

(i) adjusted equity ratio is less than 1/100,

(ii) the management evaluation gives comprehensive performance rating at Grade 5, or

(iii) specialized credit financial companies do not implement or find it difficult to implement key action items of the management improvement plan and the normal operation of business is deemed difficult.

Upon receipt of the order for management improvement, the specialized credit financial company should take the following actions:

(i) cancellation of part or all of shares;

(ii) suspension of officers from performing their duties, and appointment of managers;

(iii) being merged with, or acquired by, a third party, or becoming a subsidiary of a financial holding company;

(iv) transfer of all or part of business;

(v) partial or full business suspension for up to six months;

(vi) transfer of all or part of contracts; and

(vii) downsizing of organization, restrictions on new business, etc.

In addition, by the FSS’ press release dated February 2021, the relevant financial authorities announced measures to strengthen liquidity management of the specialized credit financial companies. It was noted that if a specialized credit financial company becomes insolvent, financial institutions, which hold bonds issued by the specialized credit financial company, would suffer damages from such insolvency. In particular, in the event of occurrence of unpredictable economic shock, such as COVID-19, the specialized credit financial companies may act as a channel of spreading risk to the financial system. It was also noted that if a specialized credit financial company has problem in its liquidity, people with low or medium credit would have difficulty in borrowing loans, and private consumption and companies’ capital expenditures would decrease, thereby giving adverse effect to the real economy. As such, the relevant financial authorities introduced the “Standard Rule of Liquidity Risk Management” for the specialized credit financial companies as one of standard rules of the Credit Finance Association, which has been implemented since April 2021. Below set forth are the major terms of the Standard Rule of Liquidity Risk Management.

<Major Terms of the Standard Rule of Liquidity Risk Management>

①	Applicable to: Specialized credit financial companies that have issued corporate bonds + specialized credit financial companies with assets of KRW 100 billion or more*
Liquidity management system (specifying the roles of the board of directors and those of the management)

•	(Board of directors) In general charge of establishment and operation of the liquidity risk management system, such as approval of company’s liquidity risk management strategy

•	(Management) Prepare the liquidity risk management process and the detailed standards thereof, monitor any changes in risk, and regularly report such changes to the board of directors

②	Liquidity risk management indicators

•

(Major indicators) Corporate bond maturity distribution, immediately available liquidity ratio (liquidity assets / liabilities to be matured within one month), ratio of short-term financing (liabilities to be matured within one year / total amount of borrowings), etc.

•	(Early warning indicators) Credit rate downgrade, sudden rise in credit spread, outflow of large liquidity due to payment guarantees, concentration of assets and liabilities in specific sectors, etc.

③	Recognition, measurement and management of liquidity risk

•

(Crisis situation analysis) The company designs and implements a crisis situation analysis scenario, considering business characteristics and weaknesses, and periodically checks the adequacy of the scenario.

•

(Emergent funding plan) The company establishes and operates an emergent funding plan, such as downsizing of business requiring a large amount of cash outflow, if it is difficult to use regular funding means.

Note) The standard rule will be operated for definite period (2 years), and after evaluation of the operating status thereof, it will be supplemented and announced as a supervisory regulation or enforcement rule.

In addition, the relevant financial authorities are implementing certain enhanced measures to strengthen liquidity management of the specialized credit financial companies by such various ways as (i) expanding the public disclosure scope to a level similar to that of the banking industry, such as including qualitative indicator in the public disclosure of the specialized credit financial companies, (ii) reorganizing the liquidity monitoring by analyzing cases of COVID-19, deleting meaningless indicators from quantitative indicators, and inserting meaningful indicators, and (iii) gradual reduction of leverage limit of non-card companies.

<Scope of public disclosure regarding liquidity of banks/specialized credit financial companies>

Classification	Banks	Specialized credit financial companies
Scope of public disclosure

Management status of liquidity risk

▶ (Qualitative public disclosure) Explanation on risk limit, liquidity risk management system, policy to diversify funding sources and periods, liquidity risk mitigation techniques, method of using stress test, and emergent financing plan

▶ (Quantitative public disclosure) Measures and indicators designed by banks to assess liquidity, restriction on concentration of funding sources, liquidity gap by account for each maturity period

Management status of liquidity risk Þ (Proposed improvement) Newly insert the qualitative and quantitative public disclosure items like the banks
	Compliance with supervisory regulations ▶Any violation of LCR, and future plan for compliance * Including the terms of agreement made with the FSS	Compliance with supervisory regulations Þ (Proposed improvement) Any violation of liquidity ratio in Korean currency, and future plan for compliance

(Source: Press release of the FSS)

As explained above, the specialized credit financial business is regulated by various rules, and given the gravity of the specialized credit financial business toward the national economy and related risks, regulators are expected to continue to tighten their grip on the industry. Investor should note that the results of operations and financial conditions of the specialized credit financial business could be generally affected by changes and adjustments in standards and regulations of the authorities.

④ Merchant banking business (Relevant company: Woori Investment Bank Co., Ltd.)

Competition has become fiercer in the merchant banking industry, which is the only financial industry permitting financial institutions to concurrently engage in other financial business activities, because more financial institutions, such as banks and securities companies, are participating in this market. The old Merchant Banking Act and the old Indirect Investment Asset Management Business Act were incorporated into the FISCMA, which became effective from February 4, 2009. Please note that such permission of concurrent engagement in other financial business activities would make competition fiercer in conducting new business, thereby causing decrease in profitability.

Merchant banks are regulated by the FISCMA, the Foreign Exchange Transactions Act, the SCFBA, the Depositor Protection Act, the Act on External Audit of Stock Companies, etc.

Under the Enforcement Decree of the FISCMA, the main business activities of merchant bank include: negotiation (deposit) of notes, CMA deposits, CPs, and receivables; credit (loan), such as short-term loans by purchasing notes at discounted price, factoring, purchasing trade bills at discounted price, guaranteeing notes, and medium and long term loans in Korean currency and foreign currencies; and investment banking business, such as arranging the acquisition of securities, M&A, venture investment, and project financing. As such, merchant banks may provide a variety of financial services, and in terms of financing, may secure business stability because they are able to have deposits whose depositors can be protected.

Merchant banks have such limit in their business as set forth by the FISCMA and its Enforcement Decree and the Financial Investment Business Regulations, and are under monthly and quarterly management and supervision.

The main limits of business include the followings: limit on bond issuance (up to 10 times the equity capital), limit on extension of credit to related parties (up to 15% of the equity capital), limit on large amount of credit extension (up to 5 times the equity capital), limit on investment in securities (up to 100% of the equity capital), limit on acquisition of real estate used for business (up to 100% of the equity capital), and limit on shares of large shareholder and its specially related persons (up to 5% of the equity capital).

Major Laws and Supervisory Regulations	Major Content
FISCMA, the Enforcement Decree of the FISCMA, and the Financial Investment Business Regulations

1. Limit on bond issuance: up to 10 times the equity capital

2. Limit on extension of credit to the same person: up to 20% of the equity capital

3. Limit on extension of credit to the same borrower: up to 25% of the equity capital

4. Limit on extension of credit to related parties: up to 15% of the equity capital

5. Limit on large amount of credit extension (up to 5 times the equity capital

6. Limit on investment in securities: up to 100% of the equity capital

7. Limit on acquisition of real estate used for business: up to 100% of the equity capital

8. Assets reserved for payment: 5% or more of issued bills, debt instruments, CMA deposits, and bills endorsed for security (average balance)

9. Limit on shares of large shareholder and its specially related persons: up to 5% of the equity capital

10. Percentage of support for small and medium-sized enterprises: 25% or more of amount of notes issued by companies, factoring finance, guarantee for payment of notes, and middle and long-term loans

⑤ Asset management business (relevant companies: Woori Asset Management Corp., Woori Global Asset Management Co., Ltd.)

The licensing policy of asset management company, which took effect in July 2014, was required to be improved because it (i) was inconsistent with the current FISCMA, which permits the business expansion of private equity management companies and relaxes the control of entry, and (ii) restricted the dynamics and competition of the asset management industry. As such, in May 2016, the financial authorities announced a plan to improve such licensing policy.

Major contents of such improvement include: (i) allowing securities companies to concurrently engage in private equity fund management business, (ii) easing requirements for conversion of private placement management company into public placement fund management company (expanding the admitted scope of entrustment), (iii) easing requirements for conversion into general management company (entrusted amount KRW 5 trillion g KRW 3 trillion), and (iv) gradual abolition of principle of one asset management company for one group.

As a result of such improvement plan of the licensing policy of asset management company, the number of Korean asset management companies has increased by more than 400% from 86 (as of the end of 2014) to 433 (as of the end of 2022). Assets under management increased by no less than 105% from KRW 681 trillion (as of the end of 2014) to KRW 1,398 trillion (as of the end of 2022). Due to intensifying competition in the asset management market, more asset management companies are going into red. There are internal and external risk factors, such as the COVID-19 pandemic, US-China trade dispute, Russia’s invasion of Ukraine, global economic slowdown and local economic recession, and competition with other financial industries would be fiercer. As such, the financial authorities will tighten inspection and monitoring of risk factors in the asset management market, and regular monitoring of the financial soundness and adequacy of internal control of asset management companies with weak profit base, such as newly established ones.

[Major Status of Asset Management Companies]

Classification	2014	2015	2016	2017	2018	2019	2020	2021	2022
Number of companies	86	93	165	215	243	292	326	348	433
Assets under management (in KRW trillion)	681	819	907	950	1,019	1,137	1,198	1,322	1,398
Entrusted fund amount (in KRW trillion)	377	422	469	497	551	650	692	786	831
Amount under discretionary investment contracts (in KRW trillion)	303	397	438	452	468	487	506	536	567

(Source: FSS Press Release dated March 30, 2023)

Meanwhile, the FSC proceeds to enact a trust business law by way of separation from the FISCMA. The purpose of such separation is to (i) cause trust business to have flexibility and provide comprehensive wealth management services, and (ii) enable banks to participate in the asset management market. This envisages appearance of new competitors in the asset management industry, and there may be difficulties in maintaining competitiveness and market share in the future. Among the major financial reform tasks announced by the FSC in early 2017, below set forth the key matters of overall reform of trust business system that are related to the asset management industry:

[Improvement of Trust Business System]

1. Improvement of licensing policy

•	Reasonably improve the licensing policy considering the characteristics of trust to invite various and creative players

•

Change the licensing unit from each entrusted property (equivalent to that for financial investment business) to each function (management, disposal, operation, etc.), and lower the entry barrier such as equity capital to invite small-scale trust firms and law firms that can provide more specialized and diversified services

2. Expansion of operational autonomy

Actively eliminate certain restrictions that cause difficulties in providing services for social needs, such as trust inter vivos, testamentary trust, and securitization trust.

3. Enhanced usability

Improve the convenience of consumers, but impose more responsibility on trustee considering expansion of operational autonomy

(Source: FSC)

On December 10, 2014, the FSC held a regular meeting to take a resolution of amending the Financial Investment Business Regulations for implementation of certain measures, such as improvement of control of soundness of asset management companies. According to the proposed amendment, the asset management companies would be required no longer to have a NCR (net capital ratio) exceeding 150%. NCR control was introduced in April 1997 to prevent insolvency of financial investment companies, and has applied to asset management companies since April 2001. The FSC has taken certain measures, i.e., recommendation (less than 150%), demand (less than 120%), and order (less than 100%) respectively depending on the level of NCR. However, such NCR control has been viewed to excessively restrict the asset management companies’ investments, when considering that the asset management companies, unlike the securities companies, have relatively low risk because they (i) focus on customer asset management and (ii) have little impact on the financial market even if they become insolvent. As such, the FSC has made new standards for soundness evaluation called “minimum operating capital,” which is the sum of (i) statutory minimum equity capital, (ii) capital required for management of customers’ assets, and (iii) capital required for management of the asset management company’ own assets. If an asset management company’s equity capital fails to meet the minimum operating capital, the FSC would take measure of “recommendation for management improvement,” and if an asset management company’s equity capital meets the “statutory minimum equity capital” but is less than 50% of the capital required for management of customers’ assets and its own assets, the FSC would take measure of “demand for management improvement.” However, it should be noted that the risk of the asset management business may increase if the volatility of the financial market expands due to increase of investment in risky assets as a result of abolition of the NCR.

[Proposed Amendment of Condition for Taking Timely Corrective Measure against Asset Management Companies]

Classification		① Soundness	② Evaluation of management status	Others
Current	Recommendation	NCR < 150%	General Grade 3 & Capital Adequacy Grade 4	① and ② are obviously predicted due to a large-scale financial accident.
	Demand	NCR < 120%	General Grade 4	① and ② are obviously predicted due to a large-scale financial accident.
	Order	NCR < 100%	-	Liabilities > Assets
Proposed Amendment	Recommendation	Less than the minimum operating capital	Abolished	① is obviously predicted due to a large-scale financial accident.
	Demand	Satisfying the statutory minimum equity capital but less than 50% of the capital required for management of customers’ assets and its own assets	Abolished	① is obviously predicted due to a large-scale financial accident.
	Order	Less than the statutory minimum equity capital	-	Liabilities > Assets

(Source: FSC)

Besides, the FSC abolished 62 items of management status evaluation for the asset management companies. Accordingly, it is expected that large companies will be able to actively conduct business activities by using their surplus capital for seeding investment in funds managed by them and participation in foreign markets. Small and medium-sized asset management companies are expected to increase their profitability by reducing SG&A expenses and other expenses due to being greatly released from their obligations to comply with such regulatory items. Asset management companies are also greatly released from their burden to prepare materials and undergo inspection due to the lower level of regulatory compliance and the abolition of management status evaluation for their overall business activities. More competent managers can participate in the asset management market because alleviation of soundness control for specialized private placement management company would reduce the expenses required for establishment and operation of such management company to be established after the amendment of the FISCMA. However, it should be noted that the risk of the asset management business may increase if the volatility of the financial market expands due to increase of investment in risky assets as a result of abolition of the NCR.

⑥ Real estate trust business (Relevant company: Woori Asset Trust, Ltd.)

A real estate trust company is a financial institution that engages in financial investment business after being authorized by the FSC in accordance with the FISCMA. As such, a real estate trust company is subject to restrictions on business procedures and methods such as underwriting of trusts and management, operation, and disposal of trust assets under the FISCMA, its Enforcement Decree, the Financial Investment Business Regulations, and other related financial laws and regulations. In addition, trust products related to real estate are seen as essential for real estate business as they provide functions to enhance the stability of development projects and protect trust property based on Article 22 of the Trust Act (Prohibition of Compulsory Execution).

Real estate trust business is a regulated business, and certain standards for real estate trust business have been changed in accordance with the recent revision of the Financial Investment Business Regulations (effective on April 1, 2020). Article 4-86 of the Financial Investment Business Regulations (Borrowing by Real Estate Trust Business Operator) has been amended to increase the limit on borrowing secured by the real estate trust property by a real estate trust business operator for the purpose of carrying out the real estate trust business to 100% of the total amount of funds required for the business. Furthermore, the standards for the classification of asset soundness of real estate trust business operators have been strengthened to classify the soundness of loans to trust according to the level of real estate sales after sales.

[Soundness classification based on the sales percentage]

Classification	Less than 6 months	6 months or more ~ less than 12 months	12 months or more ~ less than 18 months	18 months or more ~ less than 24 months	24 months or more
Precautionary	Less than 40%	Less than 50%	Less than 60%	Less than 70%	Less than 80%
Substandard	Less than 20%	Less than 30%	Less than 40%	Less than 50%	Less than 60%

(Note 1) From 3 months after construction, Precautionary (80%) and Substandard (70%) apply regardless of the number of months after sale (Source: FSC Press Release dated March 18, 2020)

Accordingly, when calculating the operating net capital ratio, the equity capital deduction ratios are differentially applied according to the asset soundness of loans to trust. Before the revision, the operating net capital ratio was calculated collectively by multiplying the amount of the loans to trust by 16%, but after the revision, the deduction ratios are applied differentially.

[Deduction Ratios based on Loans to Trust Soundness]

Classification	Normal	Precautionary	Substandard	Doubtful	Estimated Loss
Deduction Ratio	10%	15%	25%	50%	100%

(Source: FSC Press Release dated March 18, 2020)

Further, amendments have been made to ensure that the risk amount due to potential payment risk of responsible completion commitment type land trust is determined and reflected in the operating net capital ratio. Investors are advised to note that the enforcement of direct regulations on real estate trust business may serve as a factor of uncertainty in the future prospects and profitability of the industry.

C. Risks from changes in domestic and foreign financial markets

Risks from economic uncertainty at home and abroad have significant effects on the financial industry, which directly or indirectly affect the financial industry. Our group, including the Company, is also greatly affected by changes in domestic and foreign financial markets with the result that fluctuations in interest rates, exchange rates, bond and stock prices, and other market factors directly or indirectly affect the Company’s business operations. Investors should be aware of such risks.

The Korean economy is highly dependent on external factors and its capital market is completely open to external factors. Accordingly, the Korean real economy is greatly affected by global economic fluctuations, and so is the financial industry, which is under the influence of the real economy.

According to the Bank of Korea’s economic outlook report in February 2023, Korea’s economic growth rate is expected to be 1.6% and 2.4% in 2023 and 2024, respectively.

[Bank of Korea’s Projection of Korea’s Economic Growth]

(Unit:     %)

Classification	2021	2022			2023(E)			2024(E)
		1st Half	2nd Half	Annual	1st Half	2nd Half	Annual	Annual (E)
GDP	4.1	3.0	2.2	2.6	1.1	2.0	1.6	2.4
Private Consumption	3.7	4.1	4.6	4.4	3.3	1.3	2.3	2.4
Facilities Investment	9.0	-6.4	5.4	-0.7	3.2	-8.9	-3.1	3.6
Intellectual Property Product Investment	4.4	4.6	5.0	4.8	3.6	3.5	3.5	3.5
Construction Investment	-1.6	-4.5	-2.6	-3.5	0.1	-1.5	-0.7	0.4
Export of Goods	10.5	6.0	0.3	3.1	-4.0	5.0	0.5	3.4
Import of Goods	12.8	5.3	3.9	4.6	-0.4	-0.1	-0.2	3.1

Source: Bank of Korea, Economic Outlook (February 2023)

(Note) The percentages are year over year

Despite the recent re-spread of the COVID-19 pandemic, the private consumption is forecast to be boosted by several favorable factors, such as strengthened financial support in the employment and welfare sectors, a gradual recovery in service consumption, and the base effects of a sharp decline in 2020. Government consumption will continue to pursue an expansionary fiscal policy (e.g., the 4th disaster subsidy), which will drive private demand. Capital expenditures are expected to steadily increase with resumption of new investment which has been delayed due to global recession, steady business showings in semiconductor industry, and the Korean version of New Deal (digital and green), which will lead to increased investment in new growth industries. With orders for construction recovering since 2019, construction investment is expected to gradually increase due to, among others, increased public housing construction, increased SOC budgets, and invigoration of civilian investment projects. As economic activities of major countries, which have been sluggish due to COVID-19, are normalized, exports are expected to increase, with focus on exports of commodities, as a result of steady business showings in semiconductor industry, and increase in raw materials prices.

There are certain factors contributing to increased consumer prices, such as increases in international oil prices and raw materials prices, and increases in the prices of livestock and fishery products and agricultural products due to low harvests, but free education and other welfare policies are factors which are likely to decrease prices.

Employment performance is expected to improve with the improvement of employment conditions in wholesale/retail, accommodations, education and face-to-face contact service industries, whose performance drastically worsened last year, and due to certain positive factors, including resumption of new recruitments by major corporations and mitigation of slump in manufacturing jobs as a result of recovery of exports and increased rate of operation.

There are factors contributing to current account deficits, such as increases in import prices due to increased international oil prices, and factors leading to deficits in service accounts, while there are factors contributing to current account surpluses, such as lively exports.

The real estate market is expected to continue to see rising prices due to low interest rates and high liquidity in the market, and increased demand resulting from rising jeonse lease prices, but increases in housing prices will be limited as a result of tougher property holding tax and property capital gains tax, wait-and-see attitude after several years of rapid increases, and expectations for increased supply of public housings.

Meanwhile, the International Monetary Fund (IMF) announced that global economic growth for 2023 would record 2.8% in its World Economic Outlook report published in April 2023. As seen from the IMF’s slight downgrade of the economic growth outlook for 2023, there are concerns over the expansion of unrest in the financial market such as Russia-Ukraine war, inflation and the Silicon Valley Bank incident.

[IMF’s Projections of Economic Growth Rate for Major Countries]

(Unit:     %,     %p)

Economic Growth Rate	2022	2023			2024
		2023 Jan.	‘2023 Apr.	Adjustment	2023 Jan.	2023 Apr.	Adjustment
		(A)	(B)	(B-A)	(C)	(D)	(D-C)
World	3.4	2.9	2.8	-0.1	3.1	3.0	-0.1
Advanced Countries	2.7	1.2	1.3	0.1	1.4	1.4	—
United States	2.1	1.4	1.6	0.2	1.0	1.1	0.1
Eurozone	3.5	0.7	0.8	0.1	1.6	1.4	-0.2
Korea	2.6	1.7	1.5	-0.2	2.6	2.4	-0.2
Emerging and Developing Countries	4.0	4.0	3.9	-0.1	4.2	4.2	—
China	3.0	5.2	5.2	—	4.5	4.5	—

Source: IMF World Economic Outlook Update (April 2023)

Various domestic and overseas risks such as China’s lockdown and Russia-Ukraine war, which took place in 2022, are affecting global economy in various ways. The Company’s business may be directly or indirectly affected by the foregoing, and thus investors should consider such circumstances before investment.

D. Risk related to increase of double leverage ratio

The double leverage ratio is a financial holding company’s total amount of investment in its subsidiaries compared to its equity capital. Any amount exceeding 100% is capital amount contributed by the holding company through its borrowing, and the financial authorities recommend the holding company not to exceed 130%. If the double leverage ratio of holding company exceeds such 130%, it may be adversely affected at the time of evaluation of business status.

The average double leverage ratio of Korean financial holding companies is 115.57% as of the end of 2022. However, given their capital structures, which are largely rely on dividends from core subsidiaries, the double leverage ratio may exceed 130%, which is recommended by the financial authorities, due to expansion of business scale including M&A in the future, uncertainty in the financial market and the regulators’ more tightened control. Investors should note that the Company may be sanctioned in case of exceeding such 130%.

The double leverage ratio is a financial holding company’s total amount of investment in its subsidiaries compared to its equity capital. Any amount exceeding 100% is capital amount contributed by the holding company through its borrowing, and the financial authorities recommend the holding company not to exceed 130%. If the double leverage ratio of holding company exceeds such 130%, it may be adversely affected at the time of evaluation of business status.

The average double leverage ratio of Korean financial holding companies is 115.57% as of the end of 2022, and there is no financial holding company that exceeds 130% recommended by the financial authorities. As of 2023 1Q, the Company’s double leverage ratio was 97.81%, which is in compliance with such recommended level.

[Changes in double leverage ratios of Korean financial holding companies]

(Unit:     %)

Classification	End of 2022	End of 2021	End of 2020	End of 2019	End of 2018	End of 2017
Woori Financial Group	97.81	102.22	102.46	98.84	—	—
KB Financial Group	110.36	118.78	126.37	125.96	126.17	125.80
Shinhan Financial Group	115.20	114.94	119.61	129.00	119.05	127.44
Hana Financial Group	125.04	124.77	126.49	125.49	125.61	125.20
NngHyup Financial Group	121.03	119.29	117.47	117.53	120.62	121.18
BNK Financial Group	123.87	125.18	118.76	118.69	122.39	122.22
DGB Financial Group	113.22	112.57	117.38	120.70	119.40	109.54
JB Financial Group	109.44	116.67	115.91	114.75	119.34	129.42
Korea Investment Holdings	129.00	128.80	126.25	126.85	128.74	129.09
Meritz Financial Group	110.72	112.49	121.04	125.29	128.19	127.75
Average	115.57	117.57	119.17	120.31	123.28	124.18

Note) Double leverage ratio of financial holding company = (Total amount of investment in its subsidiaries / total amount of equity capital) * 100 (based on separate balance sheet)

(Source: Financial Statistics Information System of the FSS)

Bank holding companies are expanding their business into non-banking sectors, such as securities, insurance, credit card, and capital, and using them to grow their assets. Recently, they are strengthening M&As focusing on overseas markets. Non-bank holding companies also try to expand not only their main business through their subsidiary securities companies, but also the business of deposits and loans such as internet primary banks or savings banks. This means that the holding companies and their subsidiaries are expanding the division of financial roles between them, such as provision of capital necessary for business diversification and growth through subsidiaries, supply of liquidity, and payment guarantees.

Meanwhile, in order to stabilize the financial roles of financial holding companies in the long term, it is necessary to manage the double leverage ratio, comprehensively considering the uncertainty of the financial market, the regulatory system by industry, and the balance of profit structure of financial holding companies. Considering that Korean financial holding companies are highly relying on earnings from their flagship subsidiaries, the business performance of such flagship subsidiaries can have a relatively large impact on the long-term financial stability of the financial holding companies.

Therefore, it is necessary to monitor the holding companies’ ability to expand their capital, taking into account their groups’ dependence on earnings from their flagship subsidiaries so as to minimize changes in buffering capacity at the level of groups that may result from changes in the business performance of their flagship subsidiaries.

As explained above, investors should note that the Company may be sanctioned if its double leverage ratio exceeds 130% recommended by the financial authorities.

E. Risks from fiercer competition due to restructuring of the financial industry

Financial companies are proceeding with M&As for the purpose of enlargement, diversification and creation of business synergy. As such, the financial industry is being restructured and competition is expected to be fiercer. Such fiercer competition may cause the profitability of financial holding companies, like the Company, to be worse in the future.

Korean banking and financial industries are being restructured by such as the proposed privatization of Woori Financial Group and KDB Financial Group, the incorporation of Korea Exchange Bank into Hana Financial Group, and the reappearance of Woori Financial Group. It is required to monitor the impact of such restructuring on the competitive composition of the financial industry and the market power of individual banks.

Besides, according to the privatization plan of (old) Woori Financial Group, which was announced at the end of June 2013, Kwangju Bank, Kyongnam Bank, NH Investment & Securities (formerly known as Woori Investment & Securities), and DGB Life Insurance (formerly known as Woori Aviva Life) were sold separately and Woori Financial Group was merged into Woori Bank. Hana Bank and Korea Exchange Bank were completely merged on September 1, 2015, and Mirae Asset Securities was merged with Daewoo Securities on December 29, 2016. In connection with the Company, the financial holding company was dissolved in November 2014 but reappeared on January 11, 2019, and has been proceeding with M&As to strengthen its non-banking businesses.

Such restructuring of the financial market can help enlargement and diversification of financial companies, thereby increasing the variety of financial products to provide customers with more opportunities of selection. However, such restructuring may lead to fiercer competition for increase of market share, and a financial company, which fails to effectively respond to changes in customers and markets, may suffer customer separation, and reduced revenue and profitability.

F. Risks related to personal information

Financial sector has often suffered leakage accidents of personal information, and hackers will continually attempt to hack customer information of financial companies, including the Company, in the future. Accordingly, it is necessary to tighten internal security through internal control procedures to protect customer information. Investors should note that any occurrence of such leakage accident may result in falling of reputation of the Company and its subsidiaries, costs related to claims for damages, and decrease in profits due to customer separation.

With the recent rapid development of information and communication technology and the growing importance of personal information, there have occurred various types of information leakage incidents, such as traditional hacking attempts through external networks and internal leakage by employees of security service providers. Such leakage incidents of personal information have also occurred in banks that have been deemed relatively secured. In December 2013, the prosecutors stated that 34,000 pieces of customer information and 103,000 pieces of customer information had been leaked respectively from Citibank and SC Bank, and a special inspection thereof was conducted.

At the beginning of 2014, approximately 104 million pieces of customer information were leaked from three credit card companies at the same time. In January 2014, the prosecutors indicted an employee of outside service provider, who pilfered the information from KB Kookmin Card, Lotte Card and NH Nonghyup Card, and advertisers and solicitors of loan, who purchased such information from such employee. Such employee was arrested. The prosecutors said that the personal information illegally pilfered by such employee was not sold or distributed. However, the prosecutors’ investigation in February 2014 revealed that 82.7 million pieces of the said 100 million pieces of customer information of three credit card companies were secondarily leaked.

By its “Measures to Prevent Leakage of Customer Information of Financial Companies” dated January 2014, the FSC stated that it would issue certain sanctions against the said three credit card companies in February 2014. Such three credit card companies were ordered to suspend their business for three months from February 17, 2014, which was the severest sanction under the law. Besides, in March 2014, the relevant authorities jointly prepared and began to proceed with the “Comprehensive Measures to Prevent Recurrence of Personal Information Leakage in the Financial Sector” as one of the core tasks of the “Three-Year Plan for Economic Innovation” in order to prevent repeated information leakage and hacking accidents. In December 2014, the FSC and the FSS held the 6th meeting to review the implementation plan for follow-up measures for the “Comprehensive Measures to Prevent Recurrence of Personal Information Leakage in the Financial Sector” of March 2014. Below set forth are the basic direction of the “Comprehensive Measures to Prevent Recurrence of Personal Information Leakage in the Financial Sector.”

[Comprehensive Measures to Prevent Recurrence of Personal Information Leakage in the Financial Sector (March 10, 2014)]

1. Tightening the rights of financial consumers and the responsibilities of financial companies at each stage of processing information

•	Tightening information protection at each stage of collecting, holding, using and destroying

•	Minimizing exposure of social security number during financial transactions

•	Entire change of consent form for provision of information

•	Restriction on contact-free business activities using text messages, etc.

•	Guaranteeing financial consumer’ right to determine matters regarding his/her information

2. Establishing a structure by which financial companies obviously take the responsibilities

•	Tightening the responsibilities of the CEO, etc.

•	Tightening responsibility of financial companies when providing information to solicitors and third parties

•	Significantly tightening ex post sanctions

3. Strong response to hacking and other access using electronic means

•	Significantly tightening the existing computerized security measures

•	Tightening inspection and management of information security

•	Tightening the protection of personal information when using credit cards

4. Blocking potential damage caused by previously provided or leaked information

•	Blocking potential damage caused by existing information

•	Building a system for counteraction

(Source: Press Release of the FSS)

Meanwhile, the amendment bill of the FHCA was promulgated on May 28, 2014 (being effective on November 29, 2014) to tighten the regulations on provision of customer information between affiliates of a financial holding company. According to the revised clauses regarding provision of customer information, the scope of information to be provided is limited to such purpose of use as required for internal business management prescribed by Presidential Decree, and the procedure and method of provision of information are to be determined by the FSC. Besides, the details of provided customer information should be notified to customers as prescribed by Presidential Decree.

In order to amend the Enforcement Decree and supervisory regulations concerned to reflect the above amendment of the FHCA, on July 17, 2014, the FSC announced the amendments of the Enforcement Decree of the FHCA and the Supervisory Regulations on Financial Holding Companies. Such amended FHCA, Enforcement Decree and Supervisory Regulations on Financial Holding Companies became effective on November 29, 2014. As such, the Company will be subject to strict control and regulation regarding the prevention of leakage of customer information, which may affect the Company’s profits.

[Revised provisions of the FHCA]

Article 48-2 (Provision and Management of Customer Information)

① Notwithstanding Article 4(1) of the Act on Real Name Financial Transactions and Confidentiality and Articles 32 and 33 of the Credit Information Use and Protection Act, a financial holding company, etc. may provide information or data on financial transactions under Article 4 of the Act on Real Name Financial Transactions and Confidentiality (hereinafter referred to as “financial transaction information”) and personal credit information prescribed by Presidential Decree under Article 32(1) of the Credit Information Use and Protection Act (hereinafter referred to as “personal credit information”) regarding the following matters to the financial holding company, etc., to which they belong, in order for them to use such information for the internal business management prescribed by Presidential Decree, such as credit risk management, according to methods and procedures prescribed by the Financial Services Commission (hereinafter referred to as “procedures for providing customer information”): <Amended on July 31, 2009; May 28, 2014>

1. Scope of information that it may provide;

2. Methods of processing, such as the encoding of customer information;

3. Separate keeping of customer information;

4. Period and purposes of use of customer information;

5. Deletion of customer information when the period of use expires; and

6. Other matters prescribed by Presidential Decree for the stringent management of customer information.

② Any investment trader or broker under the Financial Investment Services and Capital Markets Act, which is a subsidiary, etc. of a financial holding company, may provide any of the following information (hereinafter referred to as “information, on the total amount of securities, etc.”), from among information on money or securities deposited by a depositor who trades, or intends to trade, securities through the relevant investment trader or investment broker, to the financial holding company, etc., to which the investment trader or broker belongs, in order for them to use such information for the internal business management prescribed by Presidential Decree, such as credit risk management, according to procedures for providing customer information: <Amended on July 31, 2009; May 28, 2014>

1. The total amount of money deposited;

2. The total amount of securities deposited;

3. The total amount of securities deposited for each type; and

4. Other information prescribed and publicly notified by the Financial Services Commission as equivalent to those under subparagraphs 1 through 3.

③ Where a subsidiary, etc. provide financial transaction information, personal credit information, and information on the total amount of securities, etc. (hereinafter referred to as “customer information”) pursuant to paragraphs (1) and (2), Article 32(7) of the Credit Information Use and Protection Act shall not apply. <Amended on July 31, 2009>

④ Where a subsidiary, etc. provide a financial holding company, etc., to which they belong, with customer information pursuant to paragraphs (1) and (2), they shall notify their customers of the details of information they have provided; provided that if they have not collected personal information they may notify, such as contact details, the foregoing shall not apply. <Newly Inserted on May 28, 2014>

⑤ Kinds of information, which a subsidiary, etc. should notify pursuant to paragraph (4), a cycle and method of notification, and other necessary matters shall be prescribed by Presidential Decree. <Newly Inserted on May 28, 2014>

⑥ A financial holding company, etc. shall appoint at least one person from among their executive officers to take charge of the management of customer information (hereinafter referred to as “customer information officer”) in order to strictly manage customer information. <Amended on July 31, 2009; May 28, 2014>

⑦ Each customer information officer shall prepare a business guidebook, as prescribed by the Financial Services Commission, for the strict management of customer information and then report the details thereof to the Financial Services Commission. <Amended on February 29, 2008; July 31, 2009; May 28, 2014>

⑧ A financial holding company, etc. shall formulate a policy for handling customer information, as prescribed by Presidential Decree, and shall notify their counterparty of such policy or shall make a public announcement of the policy and post it at their business office. <Amended on July 31, 2009; May 28, 2014>

⑨ Detailed scope of a financial holding company, etc. and their subsidiary, etc. subject to the provisions of paragraphs (1) through (8) shall be prescribed by Presidential Decree. <Newly Inserted on July 31, 2009; May 28, 2014>

(Source: Ministry of Government Legislation)

[Revised provisions of the Enforcement Decree of the FHCA]

Article 27-2 (Provision and Management of Customer Information)

① “Internal business management prescribed by Presidential Decree, such as credit risk management” in Articles 48-2(1) and 48-2(2) of the Act means any of the following business affairs, other than the introduction of products and services to customers or recommendation of their purchase thereof: <Newly Inserted on November 24, 2014>

1. Risk management, such as credit risk management, and internal control;

2. Inspection of business affairs and property status;

3. Analysis of customers and development of products and services;

4. Performance management; and

5. Conduct of entrusted business affairs.

② “Matters prescribed by Presidential Decree” in Article 48-2(1)6 of the Act means any of the following matters: <Newly Inserted on November 24, 2014>

1. Approval of a customer information officer under Article 48-2(6) of the Act in requesting and providing customer information; and

2. Inspection of the provision and use of customer information.

③ A financial holding company, etc. shall notify customers of the following matters in accordance with Article 48-2(4) of the Act: <Newly Inserted on November 24, 2014>

1. A person who provides customer information;

2. A person who is provided with customer information;

3. Purposes of the provision of customer information; and

4. Items of provided customer information.

④ A financial holding company, etc. shall at least once a year notify customers of the matters in accordance with Article 48-2(4) of the Act. <Newly Inserted on November 24, 2014>

⑤ Policies on handling customer information to be established by a financial holding company, etc. under Article 48-2(8) of the Act (hereafter referred to as “information-handling policies” in this Article) shall contain the following matters: <Amended on January 18, 2010 and November 24, 2014>

1. Kinds of customer information provided;

2. Source of providing customer information;

3. Internal policies for the protection of customer information;

4. Legal grounds for the provision of customer information; and

5. Other matters deemed necessary for the strict management of customer information, as publicly notified by the Financial Services Commission.

⑥ Where information-handling policies are first determined or revised, a financial holding company, etc. shall notify existing transacting parties of such fact without delay, or publish such fact on daily newspapers and put them on the bulletin board at its business offices, such as the main office and branch office, and post it on the Internet. <Amended on November 24, 2014>

⑦ Where a financial holding company, etc. has commenced financial transactions, it shall deliver and explain (or notify in cases of commencing transactions through the internet) its information-handling policies to the other party, and notify it regularly or publicly announce such on daily newspapers once a year. <Amended on November 24, 2014>

⑧ The notification of information-handling policies under paragraphs (6) and (7) above and notification under Article 48-2(4) of the Act may be given by mail or electronic mail, etc. <Amended on November 24, 2014>

⑨ The Financial Services Commission may determine detailed matters concerning contents included in information-handling policies under paragraph (5). <Amended on February 29, 2008 and November 24, 2014>

⑩  Subsidiaries, etc. subject to Articles 48-2(1) through 48-2(8) of the Act under paragraph (9) of the same Article shall be limited to subsidiaries, etc. of financial holding companies which are financial institutions or companies closely related to the operation of financial business under Article 2(2). <Newly Inserted on January 18, 2010 and November 24, 2014>

(Source: Ministry of Government Legislation)

[Revised provisions of the Supervisory Regulations on Financial Holding Companies]

Article 24-2 (Provision and Management of Customer Information) <Amended on November 29, 2014>

① The term “methods and procedures prescribed by the Financial Services Commission” in Article 48-2, Paragraph (1) of the Act shall be as follows: <Newly Inserted on November 29, 2014>

1. No financial holding company shall provide a customer information register;

2. A financial holding company shall provide customer information after taking measures, such as encrypting it, so that no person, other than users approved by the customer information officer, can access or utilize information provided;

3. A financial holding company shall provide personally identifiable information under Article 19 of the Enforcement Decree of the Personal Information Protection Act, among customer information after encrypting the personally identifiable information or transforming it into a special management number, etc. so that no third person, who obtains the personally identifiable information, can identify such information;

4. A financial holding company shall store customer information provided separately from other information; provided that the foregoing shall not apply where it generates new information using customer information provided; however, even in such cases, it shall use customer information provided within such periods for using information as approved by the customer information officer;

5. A financial holding company shall set the period for using information up to one month; provided that in any of the following cases, it can set the period for using information exceeding one month after obtaining approval from the customer information officer of the company that has requested customer information and the customer information officer of the company that has provided customer information:

A. if it is necessary to comply with the Act, its Enforcement Decree and other relevant regulations;

B. if it is necessary to comply with internationally acceptable international laws and international standards; or

C. if it is necessary to achieve the purpose of providing information, such as credit risk management;

6. A financial holding company shall immediately destroy the relevant information where the period for using information expires or information is not required due to fulfilling the purpose of providing information;

7. Where a financial holding company requests or provides customer information, the customer information officer of the relevant company shall determine whether to approve the request for customer information or the provision thereof after examining the following:

A. whether the purpose of using customer information requested or provided is specific and appropriate to use such customer information for internal management control under Article 48-2, Paragraph (1) of the Act;

B. whether the scope of, and the period for using, customer information requested or provided are appropriate; and

C. whether the scope of users of customer information, methods of processing customer information after the use thereof, etc. are appropriate;

8. The customer information officer of a financial holding company shall quarterly examine all matters concerning the provision and use of customer information by its affiliates; and shall annually report the result of the comprehensive examination thereof to the Governor of FSS; and

9. The customer information officer of a financial holding company, which requests customer information, shall monthly examine the adequacy of the period for using information approved pursuant to subparagraph 5(C) above.

② The term “information determined and announced by the Financial Services Commission” in Article 48-2(2)4 of the Act shall be as follows: <Newly Inserted on March 8, 2010; Moved from paragraph (3) on November 29, 2014>

1. Total amount of debt securities by kind;

2. Total amount of collective investment vehicles by kind according to the classification referred to in each subparagraph Article 229 of the Financial Investment Services and Capital Markets Act as beneficiary certificates; and

3. Average period of holding securities and the average number of trading during a given period of trusters based on the total amount of securities deposited.

③ A business manual referred to in Article 48-2, Paragraph (7) of the Act shall include the following: <Amended on November 29, 2014; Moved from paragraph (2) on November 29, 2014>

1. Purpose of providing customer information;

2. Matters concerning restrictions, etc. on the use of customer information to provide an unfair advantage to specific customers;

3. Types of customer information that may be provided among financial holding companies, etc.;

4. Name of a financial holding company, etc. that provides or accesses customer information;

5. Procedures for providing customer information among financial holding companies, etc.;

6. Safeguards for customer information;

7. Authority and duty of the customer information officer;

8. Criteria and procedures for imposing disciplinary sanctions on a violator of a business manual;

9. Methods of publicly announcing or notifying guidelines for handling customer information;

10. Methods of notifying the details of customer information provided; and

11. Methods of processing customer information at the time of business transfer, division or merger; and methods of performing the duty under Article 32, Paragraph (6) of the Credit Information Use and Protection Act.

④ Subsidiaries, etc. of a financial holding company shall prepare and operate business manuals in the same details as the business manual of the financial holding company, except in extenuating circumstances. <Amended on November 29, 2014; Moved from paragraph (3) on November 29, 2014>

⑤ Where a financial holding company, etc. formulates or amends its business manual, it shall obtain approval from the board of directors of the relevant financial holding company, etc.; and shall report the same to the FSC within two weeks from the date of approval by the board of directors (where a financial holding company, etc. formulates and amends the business manual in the same details and effects as the business manual of the financial holding company, the date of the latest meeting at which the board of directors granted approval) of the financial holding company, etc. <Amended on December 13, 2007; Moved from paragraph (4) on November 29, 2014>

⑥ Guidelines for handling information under Article 27-2, Paragraph (1) of the Decree shall include the following: <Amended on November 29, 2014; Moved from paragraph (5) on November 29, 2014>

1. Name and type of business of a financial holding company, etc.;

2. Name and type of business of a financial holding company, etc. to which customer information is provided;

3. Purpose of providing customer information;

4. Safeguards for customer information; and

5. Where customers suffer loss because a financial holding company, etc. unlawfully provides customer information, a remedy for such loss.

(Source: Ministry of Government Legislation)

The Company and its subsidiaries shall further strengthen internal security under the internal control procedure, and invest our efforts to raise the level of regular inspection of customer information management. Further, in order to prevent information being leaked by internal staffs, the Company will invest efforts in the control procedure and stronger security regarding access to customer information, so as to eliminate any possibility of leaking customer information to the extent possible.

However, it is expected that there would be continued attempts by external third parties to leak customer information from the Company as well as other financial companies. Going forward, the possibility of the Company’s reputation being damaged, the possibility of having to pay compensation to customers who have suffered damages and incurred costs due to follow-up measures pursuant to customer information leakage, such as the reissuance of cards, or possible adverse impacts of sanctions by the supervisory authority including fines or suspension of business cannot be excluded. It is advised that you take note of the above in your investment decisions.

G. Risks of the Introduction and Growth of the Fintech Industry

The advance in innovative technologies pursuant to the fourth industrial revolution, a new type of financial service that combines technology with finance, Fintech (Fintech: Financial+Technology), is revamping the fundamentals of the financial industry. Accordingly, in the third regulation reform ministerial meeting held on May 2015, the government released the ‘Fintech Industry Promotion Method’, and proposed 3 major milestones and 11 detailed tasks, including the promotion of Fintech industry startups and growth, full-fledged public-friendly services, and establishment of the Fintech infrastructure. Further, the government announced the ‘Fintech Innovation Facilitation Method’ in March 2018, and suggested 4 policy directions towards achieving financial innovation: 1) testing and supporting innovative financial services, 2) sophistication of financial industry services, 3) expansion of Fintech market, and 4) response to Fintech innovation risks.

In October 2018, the government conducted regulatory reform to facilitate Fintech by launching a ‘Regulatory Reform T/F for Financial Innovation including Fintech, Etc.’ Further, the FSC proclaimed January 2019 to be the ‘golden time’ for Fintech acceleration, and established a 6 milestone strategy plan for focused and systematic support (① full use of financial regulation sandbox, ② revamping old regulations, ③ increasing Fintech investment, ④ fostering new industry sector, ⑤ supporting global market entry, ⑥ strengthening digital finance/security). In October 2019, the government announced a regulatory innovation method for the promotion of Fintech, and soon thereafter, the FSS released the ‘Fintech scale-up strategy plan’ in December 2019.

In January 2020, the amendments of the Enforcement Decrees of the three major data laws passed the national assembly (the Personal Information Protection Act, Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., Credit Information Act) and came into force in August 2020. Key amendments made in the three major data laws include the establishment of a safe data combination procedure, stronger stability of pseudonymized information, unification of personal information related Enforcement Decrees, fostering financial sector mydata industry. Once the ‘mydata’ era arrives pursuant to the above Enforcement Decree, personal information would be provided to Fintech companies only upon consent of the customers. Accordingly the industry must establish response measures and gear the direction of business strategies in accordance therewith.

With the emergence of this Fintech industry, while previous banks are provided with new opportunities to service financial information using Fintech technologies, investors are advised to note that the banks may face excessive competition pressure and lower profits in the new financial environment, as non-financial companies may also enter the Fintech market.

The development of innovative technologies of the fourth industrial revolution, the new financial service, Fintech(Fintech: Financial+Technology), is fundamentally revamping the financial industrial structure. Fintech is a combination of the terms ‘financial’ and ‘technology’, and refers to the service of providing various financial services by combining finance and information technology (IT).

The FSC announced a ‘Fintech Industry Promotion Method’ in the 3rd Regulatory Reform Ministerial Meeting held on May 6, 2015, and proposed 3 major milestones and 11 detailed tasks, including the promotion of Fintech industry startups and growth, full-fledged public-friendly services, and establishment of the Fintech infrastructure.

[‘Fintech Industry Promotion Method’ for the Enhancement of Public Benefits and a Competitive Financial Industry (May 2015)]

Classification	Detailed Targets
Promotion of Fintech industry startups and growth

1. Deregulation of Entry of Fintech Companies

Lowered the minimum capital standard for prepayment business, PG, settlement money deposit business (e.g.,: KRW 100 million)

2. Promotion of Contribution to Fintech Companies of Financial Companies

Adjusted the scope of business of electronic finance, financial IT systems, and new business sectors that reflect recent trends, etc. so as to enable the contribution of financial companies. (e.g., development/provision of finance related SW, financial data analysis, etc.)

3. Supporting the Financing of Fintech Companies

1) Promotion of supporting financing for new and existing Fintech companies by way of policy financial institutions, etc.

•   KDB, and IBK’s lending and direct investment amounting to 200 billion (100 billion each) within 2015.

2) Incentives for operational branches* that actively support Fintech companies, and priority support for guarantees for Fintech companies

•   (KDB) High internal evaluation marks for lending credit to Fintech companies.

•   (KIBO) Lower guarantee rate (1.3g1.0%), prime guarantee rate (85g90%), etc.

4. Resolving Restrictions in Using Fintech Technology

Established an exception clause under the Framework Act On Electronic Documents And Transactions, so as to allow Fintech companies that are willing to bear liabilities to also become jointly liable for financial accidents.

Classification	Detailed Targets
Full-fledged public-friendly services

1. Permitting the verification of real name via online, etc.

Non-contact method will be permitted, provided that, plural methods (2 or more) shall be applied to prevent side-effects, e.g., financial frauds.

(e.g., submitting copies of personal ID, video calls, confirmation when delivering cash cards, etc., using existing accounts, etc.)

2. Introduction of the crowd funding scheme

A law that systemizes crowd funding for startups so that they may garner business funding from multiple investors via online will pass at the National Assembly

•   Capital Markets Act amendment (Submitted to the National Assembly on June 12, 2013 g Passed the General Meeting of the National Policy Committee on April 30, 2015)

3. Introduction of internet primary banks (internet-only banks)

Enhance user convenience and promote competition in the financial industry by introducing internet primary banks that operate without offline branches.

•   Announcement of the Method of Introduction of Internet primary Banks (to be effective from June 2015)

4. Promotion of online insurance distribution channels

Identify and improve regulation of online subscriptions; support the advent and promotion of online distribution channels (insurance supermarket, etc.) where it is possible to compare, search and purchase various insurance products.

Establishment of the Fintech infrastructure

1. Promotion of Fintech Ecosystem

Establish the foundation for sustained development of the Fintech industry, by way of promoting the Fintech support center and improving the Fintech support council.

•   (As-is) Participation of 13 financial institutions g (To-be) Expand participation to member of the financial association, Korea Securities Depository, Korea Exchange.

•   Identify various regulations that block Fintech promotion, by acting as a reception that collects feedback from the private sector.

2. Establishment of a firm private-based voluntary security system

The regulatory scheme will adopt follow-up inspections and stronger responsibilities in order to induce the establishment of a voluntary security system of the financial company.

3. Support of IT/finance convergence using big data

Provide non-identifiable big data in the finance sector through the integrated credit information collection agency, and prepare a finance sector big data personal information safeguarding guideline.

(Source: Press Release of the FSC)

Further, to facilitate the contribution of Fintech companies of financial institutions as part of the 11 detailed targets, authoritative interpretations will be made of full use in advance, regarding applicable laws and regulations, in order to permit contributions. At present, financial institutions are allowed to only contribute or govern companies that have connection with the services performed by the financial institution or the financial business. The FSC noted that active and prior authoritative interpretations shall be applied to clear any disambiguity in relation to the scope of contribution that can be made by financial institutions’ Fintech companies. The scope of authoritative interpretation is as follows.

Law	Scope of Fintech Business
Electronic Financial Transactions Act

Electronic Finance: Issuance and management of electronic direct/pre-payment methods, electronic payment settlement agency (payment gateways, PG)

Subsidiary electronic financial business entity: VAN and information system operation, etc.

Financial IT System Business	i) Provision and management of programs that process, transmit materials ii) Sales or lease of IT systems iii) Supplementary telecommunications services that relay, process materials
New Industry

i) Analysis of financial data – analysis and development of credit information, development of Big Data

ii) Finance SW development – Finance mobile application, internet banking, finance security, etc.

iii) Operation of finance platform – Membership-based securities information service

(Source: Press Release of the FSC)

In particular, the FSC classified SMEs and big firms, given the principle of separation of industry and financial capital. FSC enabled SMEs to enter the market if it engaged mainly (considering the ratio including average revenue, etc.) in the Fintech business, and enabled big firms to enter the market if its Fintech business portion accounted to no less than 75% of the entire revenue/assets. FSC communicated and implemented the accurate authoritative interpretation to financial companies in May 2015.

However, although the financial companies are working towards expanding Fintech using technical innovation, in response to the fourth industrial revolution, they also face a limit in running in-house Fintech. In 2015, despite the authoritative interpretations and legal reforms, uncertainty remained regarding matters on financial companies making capital contributions in Fintech companies. Accordingly, to encourage financial companies’ capital contribution to Fintech companies, FSC, kicked off a ‘‘Regulatory Reform T/F for the Promotion of Fintech, Etc.’ in October 2018, and decided to 1) notify previous authoritative interpretations and expand the target scope of Fintech companies, 2) confirm whether Fintech company investment is possible pursuant to present laws and regulations and authoritative interpretations, and establish a Fast-Track approval process in relation thereto, 3) clarify the definition of Fintech under financial laws and regulations, and amend related laws and regulations, 4) consider developing a Fintech dedicated statistics classification system in accordance with the fourth industrial revolution.

The FSC saw January 2019 as the ‘golden time’ for Fintech promotion, and established a six-milestone strategy to provide systematic and focused support (i.e., ① full use of financial regulation sandbox, ② revamping old regulations, ③ increasing Fintech investment, ④ fostering new industry sector, ⑤ supporting global market entry, ⑥ strengthening digital finance/security). Further, the Special Act on Financial Innovation Support and Plans for Improvement was enforced from April 2019, and a financial regulation sandbox is in full operation, where new and innovative financial services are provided with a maximum 4 years of grace period or exemptions regarding regulatory permits and approvals or business conducts under finance laws, and open banking for financial infrastructure innovation and introduction of mydata industry are also being proceeded with.

[Achieving Financial Innovation by Promoting Fintech]

Classification	Description
1. Full use of financial regulation sandboxes

•  Operation of prospective and active ‘financial regulation sandbox’

•  Sustained operation of designated agency for core services of financial companies

•  Support of test expenses, etc. using Fintech support budget (KRW 7.9B)

2. Drastic revamp of old, complex regulations

•  Identifying full-time regulation via ‘Fintech-site Friday Meetings’

•  Full reform of laws and regulations, shadow regulations, etc. (200 cases)

•  Review of fundamental revamp of entry barrier regulation (Small License)

3. Expansion of investment, support in the Fintech sector

•  Deregulation of Fintech company contribution, procedures imposed on financial companies.

•  Expansion of connection with innovative investment funds and substantiation of Fintech lab support

•  Expansion of support of Fintech talents and startup youth office spaces.

4. Pioneering new Fintech markets

•  Innovation of financial payment infrastructure, e.g., allowing innovative access to financial payment networks.

•  Revamping electronic financial services, e.g., Payment Initiation Service Provider (PISP), etc.

•  Amendment of credit information business for big data, mydata, etc.

•  Legalization of P2P lending.

5. Expanding global Fintech territory	• Establishment of finance sector new southern policy, “Fintech Road” • Hosting of the Korea Fintech Week 2019 (May 23 to 25)

6. Strengthening digital finance security, protection	• Financial security in response to expansion of digital finance risks • Information protection following increased use of big data, open API. • Strengthening digital finance consumer protection.

(Source: Press Release of the FSC)

[Regulatory Reform for the Promotion of Fintech]

(Source: the Press Release of the FSS, ‘Regulatory Reform for the Promotion of Fintech’ (June 27, 2019))

The FSC announced ways of achieving the ‘Regulatory Reform for the Promotion of Fintech’ as announced earlier in October 2019, and the FSS announced a press release on ‘Fintech Scale-Up Strategy.’ Details are as follows.

[Details of Regulatory Reform for the Promotion of Fintech]

Classification	Description
1. Dynamic regulatory reform in connection with sandboxes

•  Conduct a zero-based review of the necessity of regulatory reform using sandboxes as a tool of communication with the market.

•  The government enhances the regulatory quality and standard, and the market strengthens the dynamic reform system for the financial regulation so as to continue with sustained innovation.

2. Tailored regulatory innovation of global Fintech

•  Create a global-standard regulatory environment that can actively accept advanced, global Fintech unicorns’ business model.

•  Weighted analysis and comparison of domestic/foreign regulatory environment around global Fintech services that are expected to be in demand in Korea.

•  Conduct Focused Review per Sector: ‘Regulatory Reform T/F for the Promotion of Fintech, Etc.’ will be subdivided into 4 sectors, and 13 global Fintech business models will be reviewed with focus.

① Payment/Platform: Improve regulatory scheme so as to enable the support Fintech companies to enter the market and grow phase-by-phase, and scale-up to a comprehensive financial platform.

② Financial Investment: Support the promotion and sophistication of financial investment management services that combine payment systems with financial investments.

③ Insurance: Possibility of emergence of new insurance services, e.g., P2P insurance, and promotion of insu-tech via streamlining insurance subscription and insurance proceeds payment procedure.

④ Lending/Data: Improve the accuracy of credit assessment via credit rating/loan evaluation using non-financial information, etc., and promote supply network finance.

3. Site-dedicated regulatory innovation

•  Visit Fintech sites: Collect opinion by active communication with Fintech sites, e.g., Fintech companies, financial institutions, Fintech labs, etc.

•  Continue inspecting progress of tasks of the ‘Regulatory Reform T/F for the Promotion of Fintech, Etc.’ for the first-half of the year (150 cases)(announced June 2019)

(Source: Press Release of the FSC, ‘Regulatory Reform for the Promotion of Fintech’ (October 15, 2019))

[Regulatory Reform for the Promotion of Fintech]

à Support scale-up to enforce innovation in the Fintech sector

→ Sophisticate Fintech market and industrial ecosystem to a global standard

= Select and focus on 8 sectors, 24 core tasks

1. Active Operation and Supplementation of Financial Regulation Sandbox for the Designation of 100 case of Innovative Financial Services	2. Dynamic, Tailored, Site-Oriented Regulatory Innovation for a 2-Phase Regulatory Reform of Fintech

(1) Designate 100 cases of innovative financial services by March 2020.

(2) Supplement the system for the improved operation of sandboxes

(3) Establish methods of follow-up support and supervision for innovative financial businesses

(1) Dynamic regulatory innovation in connection with sandboxes (2) Tailored regulatory innovation for the introduction of global services (3) Site-oriented regulatory reform jointly with the site

3. Introduction of a Fintech-dedicated entry regulation and lowering of the financial business entry barrier	4. Establishment of a digital financial regulation scheme that reflects the digital technical innovation and global trends

(1) Extend the application of the special period for regulation sandboxes

(2) Introduction of Fintech-specific temporary permits

(3) Newly establish specific approvals and permits for individual financial business laws

(1) Advancement of digital finance regulation scheme

(2) Establishment of a regulatory scheme that incorporates digital finance technologies

(3) Efficiency of regulatory compliance and supervision using digital technologies

5. Establish the digital financial innovation foundation where all financial sectors and Fintech participate in	6. Creating a private-oriented venture capital ecosystem for the promotion of Fintech investment

(1) Continue progress with the innovation of the financial payment infrastructure without delay

(2) Rearrange laws, infrastructure, systems for the promotion of big data usage

(3) Promote new services based on Fintech

(1) Expand Fintech startup fostering and investment foundation (2) Expand investment resources including Fintech innovation fund, etc. (3) Supplement the KOSDAQ listing system for Fintech promotion

7. Strengthen the overseas market entry support system through public-private cooperation	8. Sophistication of public sector Fintech, including budgets, Fintech Support Center, Tax Schemes, etc.

(1) Cooperation between ‘financial companies, fintech, government’

(2) Financial cooperation in Fintech sector in connection with the new southward policy

(3) Establish an overseas market entry support system in the public sector

(1) Scale-up 2020 year budget projects (2) Strengthen business capacity of Fintech Support Center (3) Introduce a Fintech-friendly tax system

[Scaling Up Fintech]

(Source: the Press Release of the FSS, ‘Fintech Scale-Up Strategy’ (December 4, 2019))

At present, in Korea, various IT service providers started to engage in financial business, e.g., Kakao Talk launched the ‘Kakao Pay’ payment system connected with credit cards within Kakao Talk (Sept. 2014), Viva Republica has launched Toss, a mobile transfer service (February 2015), and Naver has launched Naver Pay (June 2015), among other. Korean banks have also entered the Fintech business using self-created platforms and IT companies that they partner with. Investors are advised to take note that on one hand, this new trend throughout the financial industry may improve the efficiency throughout the financial industry as it grants existing banks with the opportunity to create new financial services using Fintech technologies. On the other hand, financial holdings companies may face worsened profitability in this new competitive financial environment, as non-financial companies are now able to enter the Fintech market.

[Case of Fintech Company Investment of a Foreign Financial Company]

Country	Examples of Foreign Banks

UK

•  Barclays: Barclays established an internet primary bank and launched a finance application, ‘Ping It’ that provides electronic wallet payment services and phone number-based transfer services. Other banks, e.g., HSBC and First Direct, Nationwide partnered with Zapp, a Fintech company, to introduce a simplified mobile payment service.

Canada	• TD Bank: Acquired an AI venture, Layer6 (January 2018), and analyzes and predicts individual customers’ needs by analyzing various types of data using AI.

Spain

•  Big Bank BBVA: Acquired a non-financial big data analysis company, Madiva (December 2014) and a UX design company, Spring Studio (April 2015), and discovers big data based new business models and applies them to developing customer-friendly Apps.

US

•  Goldman Sachs: Invested in an SNS company, Dataminr (March 2015), and identifies customers’ needs using big data in social networks, and provides important information and trends.

•  Financial Group Capital One: Acquired an internet primary bank, ING Direct, and is currently operating an online bank using Fintech.

(Source: Samsung Economic Research Institute, Press Release of the FSC)

[Fintech Cases of Foreign Companies]

Business Category	Company	Major Development

Platform	Google	Released E-wallet ‘Google Wallet’ (2011), Email-based transfers, etc. Permitted to issue e-currency within the UK, invested in ‘Lending Club’ a micro-finance lending company.
	Apple	Released e-wallet ‘Passbook’, installed as default application since iphone 5 or later models. Launched NFC-type card payment service ‘Apple Pay’ in the US.

SNS	Facebook	Permitted to issue e-currency in Ireland, effective within EU. Partnering with outbound money transfer company, ‘Azimo(UK)’, etc.
	Tencent	Released payment service ‘Ten Pay’, MMF ‘Li Cai Tong’ Selected by the Chinese government as the pilot-operator for private banks (March 2014)

Telecommunications	Verizon	AT&T and T Mobile jointly released a mobile payment system, ‘Isis’

Search	Baidu	• Released online primary MMF ‘Baifa’ (October 2013) • Selected by the Chinese government as the pilot-operator for private banks (March 2014)

E-commerce	Alibaba	• Released payment system ‘Ali Pay’, micro lending ‘Ali Finance’, MMF ‘Yu’e Bao’ • Selected by the Chinese government as the pilot-operator for private banks (March 2014)
	Ebay	Released payment service used within e-bay, ‘Paypal’ Released e-bay prepayment card, ‘My Cash’ (2012)
	Amazon	Released ‘Amazon Payment,’ ‘Amazon Wallet’ Released mobile credit card payment system ‘Amazon Local Register’

(Source: FSS, Samsung Economic Research Institute)

In January of 2020, amendments to the Enforcement Decrees of the big three data laws (i.e., the Personal Information Protection Act, the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc., and the Use and Protection of Credit Information Act) were passed by the plenary session of the Korean National Assembly, and such amendments became effective in August of 2020. Major amendments included, among others, establishment of procedures for safe data combination, stronger stability of pseudonymous data, all personal information related provisions being set forth in a single enforcement decree, and promotion of My Data industry in the financial sector. With the arrival of “My Data” era under the Enforcement Decrees of the big three data laws, personal information is provided to Fintech companies, etc., subject to the consent of customers, and it becomes necessary to establish industry-wide measures to deal therewith and establish strategies therefor.

[Amendments to the Big Three Data Laws]

Prior to the Amendments

Prior consent is required for use of personal information

After the Amendments

[Use of Personal Information in All Situations]

•  Utilization of pseudonymous data for commercial purposes

•  Function of managing and supervising personal information

•  All functions centralized into the Personal Information Protection Commission

[Online Personal
Information]

•  Collection and use of personal information for invigoration of the convergence industry

•  Regulation and supervision of online personal information to be handed over to the Personal Information Protection Commission

[Personal Information Used in Credit Transactions]

•  Use of pseudonymous data in the analysis of big data in the financial sector

•  Pseudonymous data can be used and provided without the consent of the information subjects

Amendments to the Big Three Data Laws

(Source: Press Release of the FSS, “Summary of Pre-announcement of Legislation in Respect of Enforcement Decrees of Big Three Data Laws” (March 31, 2020)

These new trends throughout the financial industry create opportunities to increase efficiency in the financial industry as a whole and provide new financial services using Fintech, while at the same time making it possible for non-financial companies to enter into the Fintech market, which could possibly expose financial holding companies to a new competitive situation and deterioration of profitability. As such, investors should take note of the above.

H. Risks from the emergence of internet primary banks

The FSC announced a policy direction for relaxation of regulations of internet primary banks in June 2015, and has issued licenses to three internet primary banks so far. The introduction of internet primary banks may lead to certain positive effects, such as cost-saving effects of internet banks, and promotion of product development by existing financial institutions, while it could cause a decrease in market share, price competitiveness and profitability of existing commercial banks due to fiercer competition. As such, investors should take note of the above.

An internet primary bank is a bank which, with a small number of physical business offices or without physical business offices at all, conducts most of its business through ATMs, the internet or other electronic media. An internet primary bank is different from existing ordinary banks in forms of transaction, business practice, profit structure, risk management, and funding capabilities, among others.

The FSC announced, in June of 2015, a policy direction for relaxation of regulation of internet primary banks and issued, in December of 2016, a license to K Bank, the first ever internet primary bank in Korea, which was the first new banking license issued in 24 years. In addition, the FSC issued a final license to Kakao Bank in April of 2017, thereby completing the licensing procedure that progressed for approximately one and a half years following the issuance of the preliminary license for internet primary banks in November 2015.

Thereafter, the FSC determined that internet primary banks played a pivotal role for Fintech innovation, took the lead in providing new services, expanded the landscape of financial products, and following the emergence of internet primary banks, competition among banks for interest rates became more active, but determined that the competition in the banking business is still insufficient. As such, on December 24, 2018, the FSC announced a plan to grant new licenses to not more than 2 internet primary banks in order to lead the innovation of the financial industry and promote the competitiveness of banking business.

At the end of March of 2019, 3 entities (Kium Bank, Toss Bank, and Anyband Smart Bank) filed applications for preliminary license as internet primary bank. On May 26, 2019, however, at the review of the preliminary license, the application by Anyband Smart Bank was rejected as it failed to submit reliable application documents, and the applications by Kium Bank and Toss Bank were rejected according to the evaluation by the external evaluation committee and the result of review by the FSS. Thereafter, Toss Bank obtained the preliminary license in December 2019 and filed an application for definitive license on February 5, 2021. On June 9, 2021, the FSC held a regular meeting and adopted a resolution to grant the definitive license to Toss Bank for its banking business at the meeting. Toss Bank commenced operation of its banking business on October 5, 2021.

[Business Size of Internet Primary Banks]

(Unit: KRW 100 million)

Classification	2022			2021
	Kakao Bank	K Bank	Toss Bank	Kakao Bank	K Bank	Toss Bank
Total Amount of Outstanding Loans	278,877	107,763	86,395	258,615	70,899	5,315
Total Amount of Deposits	—	—	—	300,261	113,175	137,907

Source: Financial Statistics Information System of the FSS

[Profitability of Internet Primary Banks]

(Unit: KRW 100 million, %)

Classification	2022			2021
	Kakao Bank	K Bank	Toss Bank	Kakao Bank	K Bank	Toss Bank
Operating Revenue	16,058	5,581		10,649	2,878	370
Operating Income	3,532	916	Δ2,449	2,569	245	Δ814
Net Income	2,631	836	Δ2,644	2,041	225	Δ806
ROA	0.67	0.55	-1.08	0.65	0.18	-3.28
ROE	4.69	4.74	-41.13	4.87	2.05	-32.45
NIM	2.48	2.51	0.79	1.98	1.56	-0.54

Source: Financial Statistics Information System of the FSS

[Soundness of Internet Primary Banks]

(Unit: %)

Classification	2022			2021
	Kakao Bank	K Bank	Toss Bank	Kakao Bank	K Bank	Toss Bank
Non-performing Loan Ratio	0.36	0.95	0.53	0.22	0.54	0.10
Coverage Ratio of Allowance for Bad Debts (against Non-performing Loan)	259.13	185.05	405.03	242.58	205.67	12,761.76

Source: Financial Statistics Information System of the FSS

As the COVID-19 pandemic has further strengthened the spread of financial transactions via the internet and mobile, such trend may have an adverse effect on the business environment of Woori Bank, a major subsidiary of Woori Financial Group. Investors are advised to consider risks from a decrease in market share, price competitiveness and profitability in the future before investment.

I. Risks from strengthened anti-money laundering obligations

Recently, finance companies’ anti-money laundering obligations are being strengthened in Korea and abroad. As is the case with inspections by global and US financial authorities, the recent trend of inspections by the Korean financial authorities is to focus on the operational effectiveness in substance, rather than perfunctory compliance with the anti-money laundering system. Evaluation results, which are directly related to the competitiveness of financial business, are risk factors from the standpoint of finance companies, and could deteriorate the soundness of financial institutions subject to anti-money laundering regulation.

Meanwhile, according to the “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” (dated November 27, 2018) of the AML/CFT (Anti-Money Laundering/ Combating the Financing of Terrorism) Policy Council, Korea was evaluated in July of 2019 for the operation of AML/CFT system in accordance with the Mandate of FATF. Such evaluation involved checks by the international society of Korea’s AML/CFT system, and the results of such evaluation appear to be a measure of the transparency of Korea’s financial and judicial systems. Also, depending upon the results of such evaluation, Korea can be subject to subsequent checks, and can, if deemed negative based on such evaluation, be affected in, among others, the nation’s sovereign rating, financing costs of exporting companies, and foreign exchange transactions.

The FATF (Financial Action Task Force) was established in 1989 as a task force for the implementation of financial actions in relation to the UN Charter and the UN Security Council’s resolutions. It has continually expanded the scope of jurisdiction from drug money to prohibition of money-laundering in grave crimes, financing of terrorism, and proliferation of weapons of mass destruction. Its members consist of regular members, associate members and observers, and Korea joined it as a regular member in 2009. Describe below are major functions of FATF:

Main functions of FATF (Financial Action Task Force)

•	To prepare international standards to jointly deal with cross-border money-laundering and financing of terrorism and evaluate the compliance status of each country;

•	To determine financial sanctions against countries which are uncooperative or fail to comply with the international standards;

•	To study, and develop counter-measures against, methods/ means of money-laundering/ financing of terrorism.

(Source: FSC Press Release, “Materials for 2nd General Assembly of FATF (Financial Action Task Force) in the 30th Period” (February 26, 2019)

FATF can impose follow-up checks and sanctions on a member country by evaluating whether the member country’s AML system is consistent with the international standards. As a matter of fact, in February of 2018, Iceland was subjected to a sanction, the first such sanction to have ever been imposed on a regular member country.

Recently, finance companies’ anti-money laundering obligations are being strengthened in Korea and abroad. The recent trend of inspections by the US financial authorities and international organizations is to focus on the operational effectiveness in substance, rather than perfunctory compliance with the anti-money laundering system. Evaluation results, which are directly related to the competitiveness of financial business, are risk factors from the standpoint of finance companies. The obligations presented by FATF (Financial Action Task Force) are summed up as the following five obligations: (i) know your customer (KYC), (ii) recordkeeping, (iii) suspicious transaction report, (iv) prohibition from disclosing information about suspicious transaction reports and (v) AML/CFT supervision, inspection, sanctions, etc.

Certain foreign banks were subject to sanctions by the US government: BNP Paribas of France, and SC Bank of Britain, were fined in the amount of KRW several trillion, on the ground of financial transactions with countries placed on a blacklist subject to US financial sanctions. Meanwhile, according to the “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” (dated November 27, 2018) of the AML/CFT (Anti-Money Laundering/ Combating the Financing of Terrorism) Policy Council, Korea was evaluated in July of 2019 for the operation of AML/CFT system in accordance with the Mandate of FATF. Such evaluation involved checks by the international society of Korea’s AML/CFT system, and the results of such evaluation appear to be a measure of the transparency of Korea’s financial and judicial systems. Also, depending upon the results of such evaluation, Korea can be subject to subsequent checks, and can, if deemed negative based on such evaluation, be affected in, among others, the nation’s sovereign rating, financing costs of exporting companies, and foreign exchange transactions.

[International Standards for AML/CFT System]

Objective

Financial transparency and strengthened social security through prohibition of money-laundering and financing of terrorism

In 2012, “Precision Financial Sanctions for Prohibition of Financing for Proliferation of Weapons of Mass Destruction (WMD)” was added.

Evaluation items	1. Preventive measures	2. Judicial system	3. Prohibition of financing of terrorism	4. International cooperation	5. System for transparency

Details	• Compliance with the system by financial institutions and certain non-financial business operators, and supervision thereof	• Criminalization of money-laundering • Collection and provision of financial information • Confiscation of criminal proceeds	• Criminalization of financing of terrorism • Immediate freezing of terrorist financing • Precision financial sanctions against persons involved in funding	Through international cooperation: • Exchange of information • Confiscation of criminal assets • Extradition of criminals	• Transparent management of information relating to real owners of corporations and trusts

(Source: FSC Press Release, Announcement of Results under “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” and “Evaluation of Country Risks of Money-Laundering and Financing of Terrorism” (dated November 27, 2018)

As a result of infrastructure improvement activities for promotion of effectiveness of anti-money laundering measures, the financial circles have increased manpower for ongoing monitoring and have sophisticated the monitoring system. Now, they have risk assessment procedures in place after introducing a risk-based money-laundering risk assessment system for new goods and services. Also, with respect to virtual currency, they have introduced an implementation system pursuant to the AML (Anti-Money Laundering) guidelines, under which money-laundering risks are managed at all times through special checks and monitoring in respect of parts where CDD (Customer Due Diligence) is vulnerable (such as corporate customers), in light of the FATF (Financial Action Task Force) Mutual Evaluations. Through checks for compliance with the US supervisory authorities (FRB) and the New York State Supervision Regulations (PART504), and support activities (such as dispatch of head office personnel), finance companies are dealing proactively with inspection by local supervisory authorities.

If Korean financial companies fail to establish internal control systems consistent with international standards, they will not only be unable to proactively respond to anti-money laundering regulation risks, but their soundness and management stability may be adversely affected. Therefore, investors should carefully monitor the strategies used by domestic and foreign finance companies in order to respond to changes in the anti-money laundering regulation environment.

[Business Risks of Woori Investment Bank, Wholly-Owned Subsidiary]

[Risks related to intensifying competition among financial investment companies]

A. Merchant banks may perform basic business activities set forth in laws, incidental business activities prescribed by Presidential Decree and other business activities that it can concurrently perform, with licenses therefor in accordance with applicable laws. Following the enforcement of the FISCMA, there have been many opportunities in the merchant banking business that covers various business areas. However, there may be also limitations in continued growth of the merchant banking business due to deterioration of sales base and excessive competition caused by limitations in the number of branches and granting financial investment companies to enter the merchant banking business. Investors should take note of this.

Merchant banks perform basic business activities set forth in laws and incidental business activities prescribed by Presidential Decree, and may perform other business activities that it can concurrently perform such as securities investment trust business, trust business except for monetary trust, part of securities business and foreign exchange business, with licenses therefor in accordance with applicable laws.

[Details of Major Business Activities by Merchant Banks]

Classification	Details

Basic Business Activities Note 1)

•  Business activities related to short-term financing: Issuance, discount, trading, arrangement, underwriting and guarantee of bills and debt certificates

•  Investment in, and extension of loans for, equipment or operating capital

•  Securities-related business activities: Underwriting of securities and public offering of outstanding securities, and arrangement of public offering of new or outstanding securities

•  International financing-related business activities: Inducement of foreign capital, overseas investment, arrangement of international financing, borrowing and subleasing of foreign capital

•  Issuance of bonds

•  Management consultation, and arrangement of M&A

•  Payment guarantees

Incidental Business Activities Note 2)

•  Business activities related to CMA

•  Factoring

•  Trading of stock index options and futures

•  Underwriting, trading and arrangement of CD and securities subject to open market operation

•  Business activities related to pre-shipment trade bills

•  Leasing of real estate for business purposes

Business Activities that May Be Performed Concurrently Note 3)

•  Leasing of equipment under the SCFBA

•  Business activities related to securities investment trust under the Securities Investment Trust Business Act

•  Trust-related business activities, except for monetary trust, under the Trust Business Act

•  Trading and consigned trading of securities and acting as a broker, intermediary or agent for such trading, and acting as a broker, arranger or agent for consignment of trading in foreign markets under the Securities Transactions Act

•  Foreign exchange-related business activities under the Foreign Exchange Transactions Act

Note 1) Business activities of merchant banks set forth in the FISCMA

Note 2) Business activities incidental to the basic business activities that are set forth in the FISCMA

Note 3) Business activities that merchant banks may concurrently perform as set forth in the relevant laws (with licenses therefor or after registration thereof)

Source: Korea’s financial system published by The Bank of Korea

Main business activities of merchant banks are as follows.

∎  Business Activities Related to Short-term Financing

These business activities include issuance, discount, trading, arrangement, underwriting and guarantee of bills and debt certificates, business activities related to cash management accounts (CMA), factoring, and underwriting, trading and arrangement of CD and securities subject to open market operation. The CMA, which is the main financing means for merchant banks, is a performance dividend-type product whereby a merchant bank receives funds from customers and distributes profits from the operation of the funds to the customer by investing such funds to discounted bills, securities and other financial products. Discount of bills is merchant banks’ representative business activity of granting credit, and means discount and purchase of bills issued, endorsed or guaranteed by qualified companies or bills guaranteed by banks, credit guarantee funds, etc. Merchant banks also sell discounted or bought bills to customers. With respect to arrangement of bills, merchant banks only serve as a broker that connects the issuer and investors and the arrangement of bills is distinguished from the sale of discounted and bought notes to customer in the name of a merchant bank.

Woori Investment Bank is diversifying its asset management by providing medium- and long-term loans and making investments in securities in addition to provision of short-term loans in response to changes to types of corporate financing and changes to the environment of the financial market. Woori Investment Bank is also concentrating on facilitating its business activities in the corporate financing sector through development of credit products and new customers. With respect to deposits, Woori Investment Bank is selling various financial products including bills sold, corporate bonds and funds as well as existing deposit products in order to respond to customers’ various needs and to diversify its income sources. In addition, Woori Investment Bank is enhancing convenience of transactions through improvement of its electronic financing services and is focusing on reducing financing costs through upgrading of its credit rating and diversification of financing methods.

[Current Status of Woori Investment Bank’s Deposits and Loans]

(Unit: KRW million)

Classification		2023 1Q		2022		2021		2020		2019
		Average Balance	Balance	Average Balance	Balance	Average Balance	Balance	Average Balance	Balance	Average Balance	Balance

Deposits	Issued Notes	3,883,176	3,753,034	3,700,977	3,768,296	2,955,910	3,224,066	2,520,816	2,690,492	2,110,827	2,174,995
	CMA Deposits	135,205	132,550	109,587	162,496	188,113	142,360	204,319	210,413	171,888	250,300
	Borrowings	837,829	897,200	899,843	869,934	642,540	891,618	485,679	544,200	111,690	388,600
	Bills Sold	2,098,906	2,511,270	1,810,960	1,386,060	2,090,294	1,470,600	2,598,659	2,069,900	1,865,581	1,722,748
	Total	6,955,116	7,294,054	6,521,367	6,186,786	5,876,857	5,728,644	5,809,473	5,515,005	4,259,986	4,536,643

Loans	Short-term Loans	930,897	931,533	941,765	961,123	672,819	801,703	434,183	574,980	336,342	345,585
	Discounted and Bought Notes	1,101,708	1,433,884	1,066,726	1,130,272	531,162	864,132	402,558	684,730	200,411	179,194
	CMA Assets	129,172	117,000	101,253	157,000	176,232	140,000	194,231	210,000	163,093	199,000
	Bills Sold	2,098,906	2,511,270	1,810,960	1,386,060	2,090,294	1,470,600	2,598,659	2,069,900	1,865,581	1,722,748
	Medium- and Long-term Loans	1,817,780	1,704,602	1,819,951	1,858,347	1,463,923	1,672,432	1,188,304	1,269,330	1,056,693	1,149,658
	Installment Financing Debentures	—	—	—	—	—	—	—	—	—	—

Total		6,078,463	6,698,289	5,740,655	5,492,802	4,934,430	4,948,867	4,817,935	4,808,940	3,622,120	3,596,184

Note) Based on K-IFRS separate financial statements

Source: Woori Investment Bank’s business reports and semi-annual reports for each fiscal year

The current status of Woori Investment Bank’s deposits and loans is as above. As of 2023 1Q, Woori Investment Bank’s total amount of loans (including bills sold) is KRW 6.6983 trillion, which increased by 21.9% (KRW 1.2055 trillion) compared to the end of 2022 while its total amount of deposits (including bills sold) is KRW 7.2941 trillion which increased by 17.9% (KRW 1.1073 trillion) compared to the end of 2022. Referring to increase and decrease in loans, the discounted and bought notes increased by 26.9% (KRW 303.6 billion), medium- and long-term loans decreased by 8.3% (KRW 153.7 billion) and sold bills increased by 81.2% (KRW 1.1252 trillion), compared to the end of the previous year. Deposits (deposits from issued notes and CMA deposits) decreased by 1.2% (KRW 45.2 billion) compared to the end of the previous year.

Woori Investment Bank’s business activities related to loans and deposits are as follows.

[Woori Investment Bank’s Business Activities Related to Loans and Deposits]

Classification		Description
Deposits	Time deposit (issued note)	Fixed interest rate products that are directly issued by Woori Investment Bank and suitable for short-term management of cash to be matured within one year
	CMA Note (issued note-type CMA)	Fixed interest rate products that combine the advantages of CMA and those of issued notes and can be deposited and withdrawn at any time
	CMA (cash management account)	Products, by which Woori Investment Bank manages the monies deposited by customers and pays the profits from such management and which can be deposited and withdrawn at any time
	The Joeun installment saving	Periodic installment savings with fixed interest rate that are suitable for stable saving of money
	Time deposit for retirement pension	Financial products with fixed interest rate issued directly by Woori Investment Bank for the purpose of managing retirement pension reserves, which will be matured within one year
	CP	CPs that are issued by eligible issuers selected by Woori Investment Bank through strict credit test and sold to customers of Woori Investment Bank. These products have high rate of return based on the market interest rate.
Loans	Note discount	Purchase, at discounted price, of notes issued, endorsed, accepted or guaranteed by good companies, which are selected by Woori Investment Bank, to the extent not exceeding such limit as separately determined based on the creditworthiness of such good companies
	Factoring (CP discount)	Immediate purchase, at discounted price, of CPs issued or endorsed by good companies, through simple procedures
	Negotiation and discount of trade bill	In order to alleviate the financial burden of exporters before shipment, Woori Investment Bank purchases, at discounted price, trade bills issued based on export L/Cs or local L/Cs, and also purchases, at discounted price, trade bills negotiated by other financial institutions.
	Note guarantee, and payment guarantee	Provision of guarantee for notes issued, endorsed, accepted or guaranteed by eligible companies, which are selected by Woori Investment Bank, and provision of guarantee for payment in Korean currency for such companies
	Medium and long term loans in Korean currency	Provision of medium and long term loans as required by companies for capital expenditure
	Project Financing	Feasibility study and financial consultation for large-scale investment projects, arrangement of comprehensive financing, and provision of required funds

Source: Woori Investment Bank’s quarterly report

∎ Business Activities Related to Bond Issuance and Securities

Merchant banks may issue bonds up to ten times its equity capital, and even in excess of such cap temporarily if necessary for repayment of issued bonds. In addition, merchant banks may participate as underwriters in the securities issuance market and engage in underwriting and public offering of securities or arrangement of public offering of securities.

Applicable Law

Article 340. (Issuance of Bonds) of the FISCMA

① A merchant bank may issue bonds up to ten times its equity capital notwithstanding Article 470 of the Commercial Act.

② A merchant bank may issue bonds in excess of the aforementioned cap temporarily if necessary for repayment of bonds issued in accordance with paragraph ① above.

③ Other necessary matters regarding issuance of bonds shall be prescribed by Presidential Decree.

Woori Investment Bank is currently maintaining its management size of trading securities in a certain amount to manage risks, and is planning to increase investment in bonds and beneficiary certificates as well as shares to facilitate its investment business activities and to diversify asset management means. Furthermore, Woori Investment Bank is making efforts to maximize its revenues from management by flexibly adjusting the portion of each investment assets in response to changes to the stock market and financial market in the future.

Woori Investment Bank is increasing its investments in bonds and beneficiary certificates to facilitate investment business activities and diversify asset management means. More specifically, Woori Investment Bank established the FICC Financing Department and commenced bond management and brokerage services in May 2019, and established the FICC Sales Department in April 2020 to enter the bond brokerage market in a more efficient manner. Woori Investment Bank intends to maximize its management revenues by flexibly adjusting the portion of each investment asset in response to changes to the stock market and financial market.

[Woori Investment Bank’s Business Activities Related to Securities]

Classification	Description

Arrangement of issuance of corporate bonds, and guarantee for repayment

–  Arrangement of issuance and underwriting of corporate bonds to enable companies to directly and stably raise funds

–  Provision of guarantee for repayment of principal and interest of corporate bonds to enable companies to issue their corporate bonds without difficulty

Trading of securities	Woori Investment Bank acts as an institutional investor through trading securities such as stock and public bonds. To help its customers in managing their surplus funds, Woori Investment Bank sells and repurchases government bonds, public bonds and corporate bonds according to market interest rate.
Issuance of merchant bank bonds	Woori Investment Bank may raise medium and long term funds by issuing merchant bank bonds to provide companies with medium and long term financial resources.
Arrangement of M&A	If its client desires to acquire or merge with a Korean or foreign company, Woori Investment Bank selects and evaluates the target company and finances the funds as required for such M&A.
Crowd Funding	Woori Investment Bank acts as a bridge between a company in need of funds and the public through online platforms, and provides services incidental thereto, such as funding review/investment advertisement/subscription management.

Source: Woori Investment Bank’s quarterly report

∎ International Financing Business Activities

Merchant banks have borrowed and subleased long-term and short-term foreign capital, made overseas investments, arranged other international financing, provided guarantee for payment in foreign currency, made investment in foreign currency denominated securities, and provided foreign exchange-related services and other international financing and foreign exchange services. With respect to borrowing of foreign capital, Woori Investment Bank mainly relied on borrowing through overseas joint ventures at the start of its business, and directly introduced foreign capital since the 1980s to thereby sharply increase its performance. However, after the financial and foreign exchange crises in the end of 1997, merchant banks’ credit rating was downgraded and many merchant banks were liquidated, and accordingly, introduction of foreign capital has been greatly reduced and the portion of the international financing business activities has been drastically reduced.

Meanwhile, Woori Investment Bank is planning to generate stable profits through F/X self-account transaction and brokerage of transaction by customers as well as foreign exchange risk hedging of its foreign currency assets by fully utilizing advantages of the merchant banking license in the international financing sector.

[Woori Investment Bank’s Business Activities Related to International Financing]

Classification	Description
Foreign Exchange	Services for L/C, foreign exchange trading, and purchase and collection of export drafts, etc.
Provision of Loans in Foreign Currency	Provision of foreign currency funds, which are raised from international financial markets to Korea companies to support their investments in facilities and foreign countries
Local Import Usance	Woori Investment Bank pays, on behalf of an importer, for the imported goods based on the import L/C, and requests the importer to reimburse such payment on a deferred basis.
Offshore Banking	Provision of loans in foreign currency to overseas subsidiaries or joint ventures of Korean companies for their operation and capital expenditures.
Guarantee for Payment in Foreign Currency	Issuance of guarantee for payment in foreign currency as required by companies to borrow foreign currency funds in or out of Korea or to receive order for construction in foreign countries
Arrangement of International Financing	Arrangement of services for overall international financing, and provision of services related thereto; arrangement of inflow of foreign currency, issuance of bonds denominated in foreign currency, or technology introduction; and purchase, at discounted price, of export drafts on a deferred payment basis
Arrangement of Investment by Korean Companies in Foreign Countries	Arrangement of investment and other procedures for companies that desire to participate in foreign markets
FX Dealing	Woori Investment Bank collects, analyzes, and predicts information relating to changes in the international financial environment to buy and sell dollars and other foreign currencies.

Source: Woori Investment Bank’s quarterly report

∎ Other Business Activities

Merchant banks’ other business activities include leasing of equipment, establishment and termination of investment trusts, management of investment trust property, investment trading and brokerage, and IB business activities.

-IB Business Activities

Woori Investment Bank has recently commenced IB business activities in full scale and is making efforts to create various income sources through diversification of its business areas. As a result, Woori Investment Bank’s profits from IB fees relating to leading underwriting and arrangement services are sharply increasing. Woori Investment Bank is planning to maintain complementary relationship with large IB securities companies and to expand profits from IB fees relating to issuance of corporate bonds and M&A by targeting a niche market. In addition, Woori Investment Bank established the CIB Business Division in May 2019 to create group synergy in IB business activities, thereby expanding the joint IB business operation.

As such, following the enforcement of the FISCMA, large financial investment companies have emerged and comprehensive asset management and investment banking businesses have been expanded in line with allowing companies to concurrently conduct financial investment businesses. As competition has become fiercer in the main business of merchant banks due to expansion of business areas of other financial institutions such as banks and securities companies, there are limitations for Woori Investment Bank to improve its profitability.

[Number of Branches by Financial Institution]

(Base date: End of December 2022)

(Unit: Unit)

Classification	Merchant Bank	Securities Company	Domestic Bank	Savings Bank
Number of Branches	4	892	5,800	283

Note 1) Based on the head office, branches, places of business and sub-branches of Korean financial institutions

Source: Financial Statistics Information System of the FSS

In addition, merchant banks may establish branches only after obtaining approval from the FSC in accordance with the standard and method prescribed by Presidential Decree under Article 337 (Establishment of Branches) of the FISCMA and Article 331 (Authorization for Branches) of the Enforcement Decree of the FISCMA and therefore are subject to more limitations in the number of branches than other financial investment companies.

Applicable Laws

Article 337 (Establishment of Branches) of the FISCMA

A merchant bank shall obtain authorization from the Financial Services Commission in accordance with the standards and methods prescribed by Presidential Decree when it intends to establish any branches or offices, or other business offices similar thereto (including a sub-office or management office that conducts merely a part of business, or any other similar office; hereinafter referred to as “branches, etc.”).

Article 331 (Authorization for Branches)

① The Financial Services Commission (FSC) shall, when it seeks to authorize establishment of a branch office, etc. (referring to branch offices, etc. under Article 337 of the FISCMA; hereinafter the same shall apply in this Article) pursuant to Article 337 of the FISCMA, examine the following requirements that:

1. The relevant merchant bank meets the guidelines for management soundness under Article 31 of the FISCMA, which shall apply mutatis mutandis pursuant to Article 350 of the FISCMA;

2. The relevant merchant bank has realized net income during at least one business year out of the latest two business years;

3. The relevant merchant bank has never been subject to any measure, equivalent to or heavier than a warning to the institution as a whole, taken by the Financial Services Commission during the latest two years preceding the date when an application for authorization for establishment of a branch office, etc. is filed.

② Paragraph ① 2 and 3 shall not apply to merchant banks that seek to obtain authorization for establishment of a branch office, etc. in a Metropolitan City/Do in which the merchant bank has neither head office nor a branch office.

③ Further specific matters concerning the application for and examination on authorization for a branch office, etc., the form and method of preparation of the application, and other matters shall be determined and publicly notified by the Financial Services Commission, in addition to the matters provided for in paragraphs ① and ②.

Accordingly, Woori Investment Bank may have limitations in its continued growth due to deterioration of sales base and excessive competition caused by limitations in the number of branches and granting other financial investment companies to enter the merchant banking business. Investors should take note of this.

[Risks from the enlargement of and concurrent conduct of business areas by companies in the financial industry]

B. In the environment where players in the financial industry are becoming larger and are concurrently conducting multiple businesses, merchant banks, which are in a relatively disadvantageous position in terms of size and sales network, are required to make changes in various aspects. Therefore, merchant banks should seek opportunities to survive and grow through enlargement or specialization of business areas and specialized and differentiated management strategies. If merchant banks fail to secure competitiveness, they may fall behind in the market. Investors should take note of this.

Merchant banks were established under the Merchant Banking Act enacted in December 1975 with an objective to provide foreign capital and medium and long-term funds to companies. In the merchant banking industry, there were a total of 30 companies including six leading companies, i.e. Hankook Merchant Banking, Saehan Merchant Banking, Hanbul Investment Bank, Asia Investment Bank, and Korea Exchange Merchant Bank, nine local merchant banks and 15 latecomers that were converted from investment banking companies in July 1996. At that time, financial institutions were prohibited from engaging in multiple financial businesses except for the merchant banks. They served as an important pillar of the financial industry along with banking, securities, insurance, and investment trust, and led the development of the Korean financial industry, contributing to the national economic development. Under such specialized financial market structure, merchant banks have provided financial consumers with various financial services by providing comprehensive financial services such as short-term financing, securities, investment trusts, international financing, lease and financial advice to companies.

Most merchant banks have obtained short-term foreign loans and provided long-term loans to Korean companies with the short-term foreign loans as the merchant banks were licensed to perform international business activities (foreign exchange business operation and investment in overseas securities) and were able to borrow foreign funds, and to convert the same into the Korean currency and to exchange notes. Accordingly, most merchant banks including Woori Investment Bank had showed positive growth and high profitability with strengths in foreign currency lease and international financing sector until the Asian financial crisis in 1997. However, since 1997, large companies went bankrupt one after another and non-performing loans have been accumulated, and offshore investments, which focused on emerging capital markets such as Southeast Asia, Central and South America and Russia, have become weaker so that performance of merchant banks started to be drastically deteriorated.

Accordingly, the portion of loans and securities in assets managed by merchant banks was greatly reduced until 2014 due to contracted sales across the business divisions since the Asian financial crisis and merchant banks’ strategy based on minimization of risks. Instead, the funds deposited in CMA and assets relating to loans subject to risk management were gradually growing.

As mentioned above, most merchant banks had to suspend their businesses or were merged to other companies in the course of the Asian financial crisis in the end of 1997 and the Korean economy’s transition to the IMF relief financing system. After the overall financial industry of Korea suffered great hardships, only Woori Investment Bank is currently operating as a specialized merchant bank, and two banks (Shinhan Bank and KEB Hana Bank) are partially engaged in the merchant banking business.

[Woori Investment Bank’s Market Share Trends]

(Unit: %)

Classification	2023 1Q	2022	2021	2020
Deposits	15.92	14.89	15.86	16.91
Loans	18.24	14.10	15.75	18.90

Note 1) Based on the merchant bank accounts at the specialized merchant bank (Woori Investment Bank) & the partially engaged merchant banks (Shinhan Bank, Hana Bank)

Note 2) Deposits consist of issued notes, CMA deposits, and bills sold; loans consist of CPs discounted and factoring.

Source: Bank of Korea Statistics

In the environment where players in the financial industry are becoming larger and are concurrently conducting multiple businesses, merchant banks, which are in a relatively disadvantageous position in terms of size and sales network, are required to make changes in various aspects. Also, the Korean government’s policy direction is shifting toward incorporating the merchant banking business to the securities business of the financial investment business rather than actively supporting the merchant banking business so that the possibility of promoting the merchant banking business is relatively low.

Therefore, merchant banks, which are in a relatively disadvantageous position in terms of size and sales network, should seek opportunities to survive and grow through enlargement or specialization of business areas and specialized and differentiated management strategies. If merchant banks fail to secure competitiveness, they may fall behind in the market. Investors should take note of this.

[Risks from emergence of mega investment banks]

C. The Korean government announced a “plan to improve the comprehensive financial investment business entity system for nurturing mega investment banks” in August 2016 and a “plan to nurture mega investment banks” in May 2017, which enabled financial investment companies with equity capital of KRW 4 trillion or more to provide short-term financing services. As of the date immediately preceding the filing date of this SRS, Mirae Asset Securities, Korea Investment & Securities, NH Investment & Securities, Samsung Securities and KB Securities, which satisfy the equity capital requirement, are designated mega investment banks, and Korea Investment & Securities, KB Securities, NH Investment & Securities and Mirae Asset Securities are issuing promissory notes with a license therefor from the FSC. There is a possibility that more securities companies are included as mega investment banks and obtain licenses to issue promissory notes in the future, which may intensify competition in the short-term financial business and have an adverse effect on profitability of the merchant banking business. Investors should take note of this.

While the Korean government continued its policy to enlarge financial investment companies, the financial authority announced an additional plan to nurture mega investment banks in August 2016. According to such plan, the financial authority intends to allow securities companies with equity capital of KRW 4 trillion or more to issue promissory notes and to provide them with incentives such as relaxation of regulations on soundness.

As of the date of this SRS, securities companies which are licensed to operate as a mega investment bank include Mirae Asset Securities, Korea Investment & Securities, NH Investment & Securities, Samsung Securities and KB Securities; and Shinhan Securities and Hana Securities are with equity capital of KRW 4 trillion and satisfy the requirement for mega investment banks. Although the FSC has not designated the sixth mega investment bank since it designated five mega investment banks in 2017, there is a possibility that if the FSC does so in the future, a mega investment bank is added and competition becomes fiercer.

Securities companies such as Korea Investment & Securities, KB Securities, NH Investment & Securities and Mirae Asset Securities are currently licensed to issue promissory notes. If any existing or new mega investment bank is licensed to issue promissory notes, competition in the promissory note issuance business and short-term financing business is expected to further intensify.

At the core of mega IB business activities is (i) owning a base of deposit (issuance of promissory notes for up to 200% of equity capital), (ii) expansion of corporate loans and (iii) relaxation of regulations (application of NCR II; exclusion from leverage regulations on issuance of promissory notes), and the profit composition and business practice of financial investment companies with equity capital of KRW 4 trillion or more are already changing. The relevant large financial investment companies are expanding the IB portion in their revenues and expenses structure, and as a leading indicator thereof, corporate loans (loans, loans purchased and private placement bonds) are on the rise. Given large financial investment companies’ active capital expansion and the financial authority’s policy direction focusing on large financial investment companies, paradigm shift in the profit structure of the securities business and polarization between large and small and medium financial investment companies are expected to intensity.

[Summary of Major Incentives by Capital Size according to Plan for Nurturing Mega IB]

Equity Capital	KRW 3 trillion or more ~ Less than KRW 4 trillion	KRW 4 trillion or more ~ Less than KRW 8 trillion	KRW 8 trillion or more
1. Services permitted under existing system
Prime Brokerage Service	○	○	○
Granting corporate loans	○ (up to 100% of equity capital for the sum of corporate loans and general loans)	○ (same as left)	○ (same as left)
2. Services Additionally Permitted and Deregulated by the Plan
< Permission of New Means to Procure Funds for Corporate Financing >
Issuance of promissory notes	—	○ (up to 200% of equity capital)	○ (same as left)
Comprehensive Financial Investment Accounts	—	—	○
< Reform of Regulations to Provide Corporate Financing More Efficiently >
Exclusion from Application of Regulations on Leverage	—	○ (limited to issuance of promissory notes)	○ (limited to issuance of promissory notes and comprehensive financial investment accounts)
Preparation of New System for Regulation of Soundness	○	○	○
Increase in Cap of Loans * Provision of corporate loans is separately permitted for up to 100% of equity capital	○	○	○
< Provision of Comprehensive Corporate Financing Services through Expansion of New Services >
Multilateral Trading and Brokerage of Unlisted Stock	○	○	○
General Foreign Exchange Service Including Corporate Foreign Exchange	—	○	○
Real Estate Security Trust	—	—	○
< Enhancement of Global Business Capabilities >
Reinforcement of Cooperation with Policy Financial Institutions and Sovereign Funds	○	○	○
Support for Growth Ladder Funds’ Overseas M&A	○	○	○

Source: FSC Press Release “Plan to Improve Comprehensive Financial Investment Business Entity System for Nurturing Mega Investment Banks” (August 2, 2016)

In addition, the FSC announced a detailed plan on nurturing mega investment banks through amendment to the Enforcement Decree of the FISCMA and the Financial Investment Business Regulations for the “Plan to Nurture Mega Investment Banks” and “Facilitation of Public Offering Funds Market” in May 2017. Main content of the amendment is as follows.

[Amendment to the Enforcement Decree of the FISCMA, etc. to Implement the Plan for Nurturing Mega Investment Banks]

1. Granting New Business to Comprehensive Financial Investment Business Entities

1-1. Supporting promotion of corporate financing by granting new means of procuring funds to comprehensive financial investment business entity with sufficient capital

-Permitting companies with equity capital of KRW 4 trillion or more to provide short-term financing services (i.e. to issue, discount, trade, arrange, underwrite and guarantee bills to be matured within one year)

-Permitting companies with equity capital of KRW 8 trillion or more to provide comprehensive investment account service (which accounts are established to invest customers’ deposits in corporate financing assets and to provide proceeds from such investment to customers)

1-2. Permitting all comprehensive financial investment business entities to execute internal orders for unlisted stock

2. Rules on Business Activities Related to Short-Term Financing and Comprehensive Investment Account Services

2-1. Separate Management of Managed Assets for Short-Term Financing / Comprehensive Investment Accounts

-For managed assets for short-term financing service, prepare a separate statement of current assets and debts and a separate income statement

-For managed assets for comprehensive investment accounts, separately manage such assets via self-trust

2-2.Regulations on management of short-term financing/deposits in comprehensive investment accounts

– Apply the minimum management ratio (short-term financing: 50%, comprehensive investment account: 70%)

– Establish regulations on management of real estate-related assets*

* Real estate, loans related to real estate development, real estate-related securities, etc.

(Same as the assets acknowledged as real estate in real estate collective investment vehicles)

i) Real estate-related assets, in which deposits of short-term financing and comprehensive investment accounts are invested, are excluded from the calculation of mandatory corporate financing ratio (real estate-related assets are not acknowledged as corporate financing-related assets)

ii) Investment in real estate-related assets can be made only with the funds that remain after investment is made in corporate financing-related assets, and the investment in real estate-related assets is capped at 30%* of the entrusted funds.

*The percentage is based on the limit of PF loans by special credit financial companies (30%) and the limit of real estate PF loans (30%) under the current Standard Rule of Financial Investment Company Risk Management.

iii) Establishment of regulations on the liquidity ratio* for managed assets of short-term financing service and comprehensive investment accounts, respectively to effectively respond to customers’ redemption

*Mandatory ownership of liquid assets that can be liquidated at the same level and within the same period as debts that become due within one and three months (detailed calculation method will be determined by the Enforcement Bylaws of the Financial Investment Business Regulations)

2-3. Definition of corporate financing-related assets for calculation of the minimum management ratio of corporate financing

① Loans to companies and purchase of notes at discounted price

② Securities that are directly acquired from the issuance market and issued by a company

③ KONEX shares and corporates bonds with A grade or lower that are acquired from the distribution market

④ Investment shares in and loans to special purpose companies established for project financing

⑤ Investment shares in indirect investment vehicles* related to support for real assets

* PEF, hedge funds, start-up investment partnerships, venture partnerships, etc.

2-4. Imposition of the obligation to evaluate committed property and establishment of rules on trading with the business entities’ own property

-Perform mark-to-market in the same manner as public offering funds does, at least once a quarter

-Impose the obligation to comply with the standards* equivalent to fund cross trading if trading own assets with comprehensive investment accounts’ assets

*① it is not contrary to depositors’ interests, ② trading at fair value and ③ prior confirmation by compliance officer

2-5. Imposition of the obligation to accumulate profits to first apply such profits to losses that occur due to the obligation to accumulate provisions for losses in proportion to the entrusted funds of comprehensive investment accounts

*Twenty-five percent of the management fee shall be accumulated until the amount reaches 5% of the entrusted amount of comprehensive investment accounts and special reserves shall be first applied to losses, if any.

3. Adjustment of equity capital requirement with respect to comprehensive financial investment business entities

Funds procured through hybrid instruments (conditional equity capital) as capital of a liability nature in order to cause comprehensive financial investment business entities to have the ability to bear losses faithfully shall be excluded from the calculation of equity capital (KRW 3 trillion, 4 trillion and 8 trillion).

*However, the aforementioned funds are included in net capital same as before when the net capital ratio (NCR) is calculated.

4. Adjustment of regulation on comprehensive financial investment business entities’ soundness

☐ Readjustment of regulations on soundness related to granting of credit so that comprehensive financial investment business entities can supply venture capital more actively

① Managed assets of short-term financing service and comprehensive investment accounts are excluded from the calculation of the leverage ratio [(total assets / equity capital) < 1,100%]

② Application of new NCR index by which burden of soundness is determined depending on the level of risks of loan assets

*(Current) Loans with a maturity of one year or more shall be fully deducted from the net capital.

*(Improved) Loans with a maturity of one year or more shall be reflected in the amount of credit risks [risk value: 0%~32%] rather than being deducted from the net capital.

③ Introduction of liquidity indicator in Korean currency* to strengthen management of liquidity of comprehensive financial investment business entities (which indicator shall apply to entire assets, managed assets of short-term financing service, and IMA managed assets)

* Mandatory ownership of liquid assets that can be liquidated at the same level and within the same period as debts to be matured within one month and three months

④ Conformity of the coverage ratio of allowance for bad debts* for loans to that of banks

*Normal (0.5%g 0.85%), precautionary (2% g7%), substandard (maintained at 20%), doubtful (75%g 50%), and estimated loss (maintained at 100%)

⑤ Addition of the measurement item* of capital adequacy to the items of management status evaluation for comprehensive financial investment business entities by taking into account the entrusted amount of comprehensive investment accounts (detailed calculation method shall be set forth in the Enforcement Bylaws of the Financial Investment Business Regulations)

*Example) a certain percentage of the entrusted amount of comprehensive investment accounts is added to the required and maintained equity capital as a denominator of NCR.

5. Establishment of a basis for allowing ownership of excessive share in the stock exchange in an exceptional case due to M&A

A merger by a company as a shareholder of the stock exchange, of another company as another shareholder of the stock exchange is added to exceptional cases of owning excessive shares in the stock exchange. In such case, the exercise of voting rights in respect of the excessive share is restricted.

Source: FSC Press Release, Amendment to the Enforcement Decree of the FISCMA and the Financial Investment Business Regulations for “Plan for Nurturing Mega Investment Banks” and “Promotion of Public Offering Fund Market” (May 2, 2017)

Until now, financial investment companies were allowed to provide loans only to structured financing by way of jointly participating in large projects in the form of PF, and were not allowed to issue notes in their name so that they had to issue ABS or to receive loans to procure funds.

However, once large financial investment companies obtain a license for mega investment bank, they can also perform business activities such as issuance of short-term notes and provision of corporate loans, which had been allowed only to banks. If large financial investment companies start to directly issue notes to procure capital and to provide corporate loans, the financial industry may experience fiercer competition.

The portion of the short-term funds of Woori Investment Banks’ entire funds management performance was 36.90% as of 2023 1Q, which decreased from 37.04% in the end of the previous year. If competition in the short-term financing business intensifies, the profit basis of the merchant banking business may be weakened. Investors should take note of this.

Woori Investment Bank is expanding the portion of its investment in medium and long-term loans and securities to reduce its reliance on short-term funds. As of 2023 1Q, the portion of medium and long-term loans managed by Woori Investment Bank is 31.03% while the portion of securities managed by it is 18.55%.

[Woori Investment Bank’s Fund Management Performance Trends]

(Unit: KRW million, %)

Classification			2023 1Q		2022		2021		2020		2019
			Average Balance	Component Ratio	Average Balance	Component Ratio	Average Balance	Component Ratio	Average Balance	Component Ratio	Average Balance	Component Ratio
Cash and Deposits			587,227	10.02%	423,207	7.43%	221,624	4.62%	157,841	4.05%	159,384	5.52%
Short- term Funds	Note Discount	CP	1,101,708	18.81%	1,066,726	18.73%	531,162	11.07%	402,558	10.33%	200,411	6.94%
	Short-term Loans	Korean Currency	930,897	15.89%	941,765	16.53%	672,819	14.02%	434,183	11.15%	336,342	11.65%
	Assets under CMA Management		129,172	2.20%	101,253	1.78%	176,232	3.67%	194,231	4.99%	163,093	5.65%
	Total		2,161,777	36.90%	2,109,744	37.04%	1,380,213	28.76%	1,030,972	26.47%	699,846	24.23%
Medium and Long- term Loans	Installment Financing Bonds		—	0.00%	0	0.00%	—	0.00%	—	0.00%	—	0.00%
	Medium and Long-term Loans	Korean Currency	1,817,780	31.03%	1,819,951	31.95%	1,463,923	30.51%	1,188,304	30.51%	1,056,693	36.59%
	Total		1,817,780	31.03%	1,819,951	31.95%	1,463,923	30.51%	1,188,304	30.51%	1,056,693	36.59%
Securities			1,086,860	18.55%	1,150,745	20.20%	1,511,812	31.51%	1,321,089	33.92%	805,122	27.88%
Tangible Assets and Investment Property			25,165	0.43%	24,269	0.43%	22,481	0.47%	21,413	0.55%	20,978	0.73%
Other Assets			179,407	3.06%	168,494	2.96%	198,345	4.13%	175,582	4.51%	145,737	5.05%
Total			5,858,216	100.00%	5,696,410	100.00%	4,798,398	100.00%	3,895,201	100.00%	2,887,760	100.00%

Note) Based on K-IFRS separate financial statements

Source: Woori Investment Bank’s quarterly report and business reports for each fiscal year

[Risks from business cycles at home and abroad]

D. Provision of loans and acceptance of deposits by Woori Investment Bank are affected by business cycles as they consist of processes of procuring investment funds, providing medium and long-term loans or making investments with such investment funds, and collecting the investment funds through management of invested companies and enhancement of corporate value of the invested companies. Accordingly, the aforementioned business activities are greatly affected by risks from uncertainty of business cycles at home and abroad. Woori Group including Woori Investment Bank is greatly affected by changes to domestic and overseas financial markets, and as a result volatility of interest rates, prices of bonds and shares and other market factors directly and indirectly affect Woori Investment Bank’s business. Investors should take note of this.

Provision of loans and acceptance of deposits by Woori Investment Bank consist of the following processes: procurement of investment funds, providing medium and long-term loans or making investments with the investment funds, and collecting the investment funds through management of invested companies and enhancement of corporate value of the invested companies, and distribution of profits to investors. Accordingly, such business is affected by not only the financial market but also overall business cycle from the phases of procurement of investment funds to investment and to final collection.

Meanwhile, the International Monetary Fund (IMF) announced that global economic growth for 2023 would record 2.8% in its World Economic Outlook report published in April 2023. As seen from the IMF’s slight downgrade of the economic growth outlook for 2023, there are concerns over the expansion of unrest in the financial market such as Russia-Ukraine war, inflation and Silicon Valley Bank’s bankruptcy.

[IMF’s Projections of Economic Growth Rate for Major Countries]

(Unit: %, %p)

Economic Growth Rate	2022	2023			2024
		2023 Jan.	2023 Apr.	Adjustment	2023 Jan.	2023 Apr.	Adjustment
		(A)	(B)	(B-A)	(C)	(D)	(D-C)
World	3.4	2.9	2.8	-0.1	3.1	3.0	-0.1
Advanced Countries	2.7	1.2	1.3	0.1	1.4	1.4	—
United States	2.1	1.4	1.6	0.2	1.0	1.1	0.1
Eurozone	3.5	0.7	0.8	0.1	1.6	1.4	-0.2
Korea	2.6	1.7	1.5	-0.2	2.6	2.4	-0.2
Emerging and Developing Countries	4.0	4.0	3.9	-0.1	4.2	4.2	—
China	3.0	5.2	5.2	—	4.5	4.5	—

Source: IMF World Economic Outlook Update (April 2023)

According to the Bank of Korea’s economic outlook report in February 2023, Korea’s economic growth rate is expected to be 1.6% and 2.4% in 2023 and 2024, respectively.

[Bank of Korea’s Projection of Korea’s Economic Growth]

Classification	2021	2022			2023(E)			2024(E)
		1st Half	2nd Half	Annual	1st Half	2nd Half	Annual	Annual (E)
GDP	4.1	3.0	2.2	2.6	1.1	2.0	1.6	2.4
Private Consumption	3.7	4.1	4.6	4.4	3.3	1.3	2.3	2.4
Facilities Investment	9.0	-6.4	5.4	-0.7	3.2	-8.9	-3.1	3.6
Intellectual Property Product Investment	4.4	4.6	5.0	4.8	3.6	3.5	3.5	3.5
Construction Investment	-1.6	-4.5	-2.6	-3.5	0.1	-1.5	-0.7	0.4
Export of Goods	10.5	6.0	0.3	3.1	-4.0	5.0	0.5	3.4
Import of Goods	12.8	5.3	3.9	4.6	-0.4	-0.1	-0.2	3.1

Source: Bank of Korea, Economic Outlook (February 2023)

(Note) The percentages are year over year

Various domestic and overseas risks are affecting global economy in various ways. Since Woori Investment Bank may also be directly or indirectly affected thereby, investors should consider such circumstances before investment.

[Regulations-related risks]

E. Merchant banks have such limit in their business as set forth by the FISCMA and its Enforcement Decree and the Financial Investment Business Regulations, and as of the end of 2023 1Q, it was confirmed that Woori Investment Bank has no item that is inconsistent with the management and supervision standards. However, there is a possibility that the limit in merchant banks’ business may restrict Woori Investment Bank’s business activities depending on Woori Investment Bank’s management performance and decisions. Therefore, investors are advised to continuously monitor the management status of Woori Investment Bank’s limit in its business.

Merchant banks are regulated by the FISCMA, the Foreign Exchange Transactions Act, the SCFBA, the Depositor Protection Act, the Act on External Audit of Stock Companies, etc.

Under the Enforcement Decree of the FISCMA, the main business activities of merchant banks include: negotiation (deposit) of notes, CMA deposits, CPs, and receivables; credit (loan), such as short-term loans by purchasing notes at discounted price, factoring, purchasing trade bills at discounted price, guaranteeing notes, medium and long term loans in Korean currency and foreign currencies, and leases; and investment banking business, such as arranging the acquisition of securities, M&A, venture investment, and project financing. As such, merchant banks may provide a variety of financial services, and in terms of financing, may secure business stability because they are able to have deposits whose depositors can be protected.

Financial Investment Services and Capital Markets Act

Article 336 (Business of Merchant Banks)

① Business of a merchant bank (Referring to an etntity that obtains authorization from the Financial Services Commission pursuant to Article 3 of the Merchant Banks Act; hereinafter the same shall apply) shall be as follows:

1. Issue, discount, trade, arrange, underwriter and guarantee bills whose maturities come within a period prescribed by Presidential Decree up to one year;

2. Make investments and loans for equipment or operating capital;

3. Underwrite securities and make a public offering of outstanding securities or to intermediate or arrange a public offering of new or outstanding securities, or act by proxy for that purpose;

4. Induce foreign capital and make overseas investments, to arrange international financing, or to borrow and sublease foreign capital;

5. Issue bonds;

6. Provide services on management consultation or merger and acquisitions of enterprises;

7. Payment guarantees;

8. Business incidental to subparagraphs 1 through 7 prescribed by Presidential Decree.

② A merchant bank may engage in any business described below other than those specified in paragraph (1) by obtaining permission, authorization, registration, etc. as prescribed by this Act or related Acts:

1. Equipment rental business under the Specialized Credit Financial Business Act;

2. Collective investment scheme service (limited to the establishment and termination of an investment trust and the management of investment trust properties);

3. Trust business other than money trust;

4. Brokerage and dealing of securities (excluding the business falling under subparagraph 3 of paragraph (1));

5. Foreign exchange business under the Foreign Exchange Transactions Act;

6. Others prescribed by Presidential Decree as related to a business falling under any subparagraph of paragraph (1), or under any of subparagraphs 1 through 5.

③ Matters necessary for methods, procedures, and their compliance in performing business under each subparagraph of paragraph (1) shall be prescribed by Presidential Decree.

Enforcement Decree of the Financial Investment Services and Capital Markets Act

Article 325 (Business Affairs, etc. of Merchant Banks)

① “Period prescribed by Presidential Decree” in Article 336(1)1 of the Act means one year.

② “Business affairs prescribed by Presidential Decree” in Article 336(1)8 of the Act means the following:

1. Business affairs related to cash management accounts (referring to accounts opened by a merchant bank for the purpose of consolidating funds deposited by customers, managing them by investing in bills, etc. referred to in Article 336(1)1 of the Act, and distributing profits from such investment to customers; hereinafter the same shall apply in this Chapter);

2. Factoring (referring to the purchase and collection of receivables for sales proceeds of enterprises and business affairs related thereto);

3. Investment trading or brokerage for trading exchange-traded derivatives, the underlying asset of which is the stock price index among exchange-traded derivatives traded on the derivatives market;

4. Trading negotiable certificates of deposit and acting as a broker, an intermediary or an agent for such trading;

5. Trading securities eligible for manipulation in open markets pursuant to Article 68 of the Bank of Korea Act (hereinafter referring to as “securities eligible for manipulation in open markets” in this Chapter) and acting as a broker, an intermediary or an agent for such trading;

6. Granting loans secured by bills issued by the relevant merchant bank or loans secured by bonds deposited by a private individual in a cash management account of the relevant merchant bank and granted to the private individual;

7. Business affairs related to pre-shipment trade bills (referring to business affairs of discounting, trading, brokerage, acceptance, and guarantee of trade bills prior to shipment and purchase of bills of exchange for exportation and collection request for such bills of exchange);

8. Leasing real estate for business purposes referred to in Article 347(4) of the Act.

③ “Business affairs prescribed by Presidential Decree” in Article 336(2)6 of the Act means the following:

1. Investment trading or brokerage for exchange-traded derivatives (excluding those referred to in paragraph (2)3);

2. Business affairs related to credit information under the Credit Information Use and Protection Act;

3. Business affairs of managing securitized assets under the Asset-Backed Securitization Act;

4. Business affairs of securitizing mortgage-backed bonds under the Act on Special-Purpose Companies for Mortgage-Backed Bonds;

5. Investment advisory business;

6. Business affairs related to electronic money transfer under the Electronic Financial Transaction Act (excluding the business affairs related to electronic money transfer through which it becomes a participant institution of the settlement relay system defined in subparagraph 6 of Article 2 the aforesaid Act or related to electronic money transfer through the representative participant institution referred to in Article 15(2)2 of the Enforcement Decree of the aforesaid Act).

Merchant banks have such limit in their business as set forth by the FISCMA and its Enforcement Decree and the Financial Investment Business Regulations, and are under monthly and quarterly management and supervision. The main limits of business include the followings: limit on bond issuance (up to 10 times the equity capital), limit on extension of credit to related parties (up to 15% of the equity capital), limit on large amount of credit extension (up to 5 times the equity capital), limit on investment in securities (up to 100% of the equity capital), limit on acquisition of real estate used for business (up to 100% of the equity capital), and limit on shares of large shareholder and its specially related persons (up to 5% of the equity capital).

Major Laws and Supervisory Regulations	Major Content
FISCMA, the Enforcement Decree of the FISCMA, and the Financial Investment Business Regulations

1. Limit on bond issuance: up to 10 times the equity capital
2. Limit on extension of credit to the same person: up to 20% of the equity capital
3. Limit on extension of credit to the same borrower: up to 25% of the equity capital
4. Limit on extension of credit to related parties: up to 15% of the equity capital
5. Limit on large amount of credit extension (up to 5 times the equity capital
6. Limit on investment in securities: up to 100% of the equity capital

7. Limit on acquisition of real estate used for business: up to 100% of the equity capital

8. Assets reserved for payment: 5% or more of issued bills, debt instruments, CMA deposits, and bills endorsed for security (average balance)
9. Limit on shares of large shareholder and its specially related persons: up to 5% of the equity capital

10. Percentage of support for small and medium-sized enterprises: 25% or more of amount of notes issued by companies, factoring finance, guarantee for payment of notes, and medium and long-term loans

Equity capital is the amount under Article 8-5 of the Financial Investment Business Regulations (which amount is calculated by deducting deduction items from the sum of core capital and supplementary capital based on individual financial statements) and is the figure as of the end of the immediately preceding quarter that reflects changes to important items.

[Status of Woori Investment Bank’s management of business operation limits]

(As of the end of 1Q 2023)

(Unit: KRW 1 million)

Classification	Limit	Amount	Ratio	Regulatory ratio	Whether limits violated
1. Limit on bond issuance	6,739,910	226,000	0.34x	Less than ten times the equity capital	X
2. Limit on credit granted to related persons	101,098	-	-	Less than 15% of the equity capital	X
3.Limit on large-amount credit grant	3,369,955	704,500	1.05x	Less than five times the equity capital	X
4. Limit on investment in securities	673,991	82,575	12.25%	Less than 100% of the equity capital	X
5. Limit on investment in real estate for business purpose	673,991	1,836	0.27%	Less than 100% of the equity capital	X
6. Holding of assets required for reserves	197,715	215,162	5.44%	At least 5% of (the average balance of) issued notes, debt certificates, borrowings from CMSs and bills endorsed for security	X
7. Limit on stocks held by a major shareholder and specially related person	33,699	500	0.07%	Less than 5% of the equity capital	X
8. Support ratios for small or medium enterprises	955,239	2,198,748	57.54%	At least 25% of the aggregate of bills held, factoring finance, payment guarantee for bills, and medium and long-term loans to enterprises	X

Note: 1) Equity capital above the amount as prescribed in Article 8-5 of the Financial Investment Business Regulations (deductions subtracted from the sum of tier 1 and tier 2 capitals, based on separate balance sheets), as of the end of the immediately preceding quarter but including change in the material items during the current quarter

2) Amount: Amount according to the balance sheets, subtracted by the amount approved by the FSC

3) The scope of capital grant is in accordance with Article 8-33 of the Financial Investment Business Regulations

4) Real estate for business purpose are those excluding real estate per Article 49(1)1 of the Enforcement Decree of the Corporate Tax Act

As of the end of 2023 1Q, it was confirmed that Woori Investment Bank has no item that is inconsistent with the management and supervision standards (please refer to company risks G. matters related to supervisory regulations on merchant banks). However, there is a possibility that the limit in merchant banks’ business may restrict Woori Investment Bank’s business activities depending on Woori Investment Bank’s management performance and decisions. Therefore, investors are advised to continuously monitor the management status of Woori Investment Bank’s limit in its business.

[Risks related to loan soundness]

F. The non-performing loan (NPL) ratio of merchant banks decreased from 1.55% at the end of 2018 to 0.63% at the end of 2022. Woori Investment Bank has continuously made efforts to improve fundamentals through liquidation of bad debts and assets since its inclusion in Woori Financial Group, and its NPL ratio recorded 1.11% as of the end of 2023 1Q, which can be said to be good. However, decreasing rate of receivables collection and increasing rate of arrears due to economic downturn and contracting consumption may aggravate asset soundness. Aggravated asset soundness would result in heavier burden of bad debts and adversely affect the financial status of merchant banks. As the burden of management of asset soundness may continuously arise in the future, investors should take note of this.

When a merchant bank’s loan soundness is evaluated, the NPL ratio and the coverage ratio of allowance for bad debts are used as main indicators. The NPL ratio refers to the ratio of the non-performing loan with respect to total loan, wherein the non-performing loan means the loans classified as ‘substandard’, ‘doubtful’ and ‘estimated loss’ when loan assets are classified as five steps of ‘normal’, ‘precautionary’, ‘substandard’, ‘doubtful’ and ‘estimated loss’. That is, the NPL ratio refers to the percentage of bad assets out of total loan assets (loans). The lower the NPL ratio is, the higher loan soundness is deemed.

Woori Investment Bank’s asset soundness had been unsatisfactory due to deterioration of PF loans advanced prior to inclusion in Woori Financial Group. However, since the inclusion, the soundness indicator is relatively rapidly improving as Woori Investment Bank has made efforts to make the book value become a real value through active writing-off of bad debts and has continuously collected bad PF loans.

Merchant banks’ NPL ratio decreased from 1.55% as of the end of 2018 to 0.63% as of the end of 2022. Woori Investment Bank has made efforts to improve fundamentals through continued liquidation of bad debts and assets, and its NPL ratio recorded 1.11% as of the end of 2023 1Q.

[Loan Soundness Trends of Merchant Banks, Specialized Credit Financial Companies and Saving Banks per Year]

(Unit: %)

Classification	2022	2021	2020	2019	2018
Merchant Banks	0.63	0.57	0.79	0.49	1.55
Installment Financing Companies	1.33	1.23	1.73	1.49	1.51
Lease Financing Companies	3.01	4.14	3.47	3.66	3.56
Credit Card Companies	0.79	0.71	0.92	1.04	0.95
Savings Banks	4.73	4.37	5.21	5.56	6.02

Note) Ratios including loans of companies that went bankrupt in the past

Source: Financial Statistics Information System of the FSS (May 2023)

Meanwhile, the merchant banking business is sensitive to business cycles and therefore decreasing consumption and increasing burden of household and corporate debts due to contraction of economy may lead to an increase in bad assets, and in particular, continued stagnation of the real estate business and bad debts of construction companies are very likely to additionally deteriorate asset soundness. In addition, decreasing rate of receivables collection and increasing rate of arrears due to economic downturn and contracting consumption may aggravate asset soundness. Aggravated asset soundness would result in heavier burden of bad debts and adversely affect the financial status of merchant banks. Investors should take note of this in making investment decisions.

[Risks from security of personal information]

G. Merchant banking business conducted by Woori Investment Bank must be premised on collection and retention of personal information to conduct financial transactions with financial investment companies and ordinary investors and is highly reliant upon IT due to the nature of the industry. In February 2017, the FSC and the FSS amended the “Guideline on Personal Information Protection in the Financial Sector” to support financial companies’ personal information protection service and to provide clear standards for provision of services. On June 28, 2019, Woori Investment Bank was ordered to pay an administrative fine in the amount of KRW 20 million for non-compliance with the obligation to tighten the right of access to personal credit information and for non-compliance with the obligation to separate retention of personal credit information. If any security accident such as personal information leakage occurs in the future, Woori Investment Bank may incur financial and non-financial damages such as the likelihood of being subject to sanctions by the supervisory authority, and payment of damages due to class action lawsuit by affected customers, and increased management expenses necessary for response to accidents including customer counseling, and payment of compensation as a result of secondary damage by leaked information, and adverse effect on its management as a result of large-scale sanctions on Woori Investment Bank and its management personnel. Investors should take note of this.

Financial companies retain customer information and there is a possibility that information security accidents including leakage of personal information would occur. In July 2016, Interpark was hacked and 10.3 million customer information was leaked. According to the investigation by the prosecutors’ office, customer information of three credit card companies – NH NongHyup Card, Lotte Card and KB Kookmin Card – were taken over and leaked. During establishment of a fraud detection system (FDS), an employee of the service provider (KCB, a credit rating agency) obtained 1 million units of customer information from laptop HDD (KB Kookmin Card), or through USB (Lotte Card) or data recovery (KB Kookmin Card) and sold the customer information to a loan advertising agent, thereby leaking 104 million units of customer personal information. The leaked information includes personal information such as customers’ name and address although it differs by individual.

On September 28, 2017, Hana Tour was hacked and the names, contact information, resident registration numbers, addresses and email addresses of its customers were leaked. Hana Tour explained that it found during investigation of the infected PC of the maintenance service provider’s employee that personal information files of some customers had been leaked through the infected PC. Hana Tour added that it immediately blocked the access path of the PC and reported to the police and Korea Internet & Security Agency for investigation and other necessary measures.

As incidents involving personal information leakage have occurred as above, there has been a growing interest in personal information protection and the rights of information owners in the society. In February 2017, the FSC and the FSS amended the “Guideline on Personal Information Protection in the Financial Sector” to support financial companies’ personal information protection service and to provide clear standards for provision of services under the Credit Information Use and Protection Act and laws relating to personal information protection including the Personal Information Protection Act, and reflected in the guideline the amendments to laws relating to personal information protection that have been made since 2014.

[Amendments to the Credit Information Act that have been reflected in the guideline]

Details	Applicable Law	Effective Date
1. Introduction of the principle of collecting personal credit information only to a minimum extent at the time of handling personal credit information	§ 15 of the Act	2015.9.12.
2. Tightening safety measures including encryption of certain information at the time when collection, investigation and handling of personal credit information are delegated to an agent and imposition of the obligation to provide relevant education to the agent	§ 17 of the Act, § 14 of the Enforcement Decree of the Act	2015.9.12, 2016.3.29.
3. Imposition of the obligation of a credit information provider/user with a certain size or more to designate the officer, who will be exclusively in charge of managing and protecting credit information	§ 20(3) of the Act	2015.9.12.
4. Imposition of the obligation to destruct and separately retain personal credit information within up to five years after termination of transaction relationship	§ 20-2 of the Act	2016.3.12.
5. Obtainment of consent to utilization of personal information by distinguishing information subject to mandatory consent and information subject to optional consent	§ 32(4), (5) of the Act	2016.3.12.
6. Imposition of the obligation to establish an inquiry system to enable the owner of credit information to inquire into the use and provision of his/her credit information	§ 35(1) of the Act, § 30 of the Enforcement Decree of the Act	2016.3.12, 2016.3.29.
7. Addition of the information owner’s right to demand deletion of his/her information	§ 38-3(2) of the Act	2016.3.12.
8. Imposition of the obligation to prepare a manual regarding response to credit information leakage	§ 39-2(2) of the Act	2015.9.12.
9. Imposition of the obligation to obtain separate consent prior to utilizing credit information for marketing purpose	§ 40 of the Act	2015.9.12.
10. Imposition of the obligation to verify the channel through which the agent of recruitment business has acquired personal credit information and to verify whether personal credit information has been acquired by illegal means, when a credit information provider/user outsources recruitment business	§ 41-2 of the Act	2015.9.12.

[Amendments to the Personal Information Protection Act that have been reflected in the guideline]

Details	Applicable Law	Effective Date
1. Strengthening of measures to secure safety in processing sensitive information and personally identifiable information	§ 23 and § 24 of the Act	2015.7.24, 2016.9.30.
2. Limiting the processing of resident registration number to the case where such processing is required or allowed by law, etc.	§ 24-2 of the Act	2015.7.24, 2016.9.30.
3. Strengthening of the obligation to encrypt resident registration numbers for processing thereof	§ 24-2 of the Act, § 21-2 of the Enforcement Decree of the Act	2016.1.1.
4. Strengthening of the obligation to take measures to secure safety of personal information	§ 29 of the Act, the Notice	2015.2.13.
5. Strengthening of requirements for designation of a privacy officer (information security expert g officer)	§ 32 of the Enforcement Decree of the Act	2016.7.22.

(Source: FSC Press Release Dated February 27, 2017)

According to the “Comprehensive Innovation Plan for Digital Finance” announced on July 24, 2020, the liability of financial companies to compensate for damages suffered by consumers due to electronic financial incidents has been expanded to enable consumers to feel at ease carrying out electronic financial transactions. That is, the aforementioned liability of financial companies regarding specific technical incidents such as forgery of authorized certificates and security cards and hacking has been expanded to incidents that occur due to “electronic financial transactions that are not authorized by users (unauthorized transactions)”, and as is the case with EU, the United States and Australia, financial companies are held liable in principle for damages arising due to overall unauthorized transactions. In addition, financial companies are obligated to prove on their own whether a user has authorized the relevant transaction, thereby providing the means to protect users.

With respect to Woori Investment Bank, the FSC imposed an institutional administrative fine in the amount of KRW 20 million and issued a warning against an employee of Woori Investment Bank for its poor management of personal credit information on July 13, 2019. More specifically, Woori Investment Bank was in breach of Article 20-2(1) of the Credit Information Act for non-designation of officers and employees authorized to access personal credit information of customers whose financial transaction was three or more months old, and in breach of the regulation under which Woori Investment Bank should manage personal credit information of customers, whose financial transaction is five or more years old, separately from personal credit information of customers with which Woori Investment Bank currently carries out transactions. Woori Investment Bank has fully paid the administrative fine in the amount of KRW 16 million, which was discounted by 20%.

[Status of Sanctions on Woori Investment Bank and Other Matters]

Date	Sanctioning Authority	Sanctioned Entity	Details of Punishment or Measure	Reasons and Relevant Regulations	Woori Investment Bank’s Implementation Status of Punishment or Measure	Woori Investment Bank’s Measure to Prevent Recurrence
June 28, 2019	FSC	Woori Investment Bank	Administrative fine (KRW 20 million)	Non-compliance with the obligation to strengthen the authority to access personal credit information; non-compliance with the obligation to separately retain personal credit information (Article 20-2(1) of the Credit Information Act)	Payment of the administrative fine (KRW 16 million by a 20% discount)	Strengthening of work instructions and management and supervision

Source: Woori Investment Bank’s quarterly report

Currently, Woori Investment Bank is doing all it can to protect customer information including strengthening internal control procedures for accessing customer information and security for customer information. Woori Investment Bank is limiting the access to customer information only to the extent necessary for performance of relevant work by granting the authority of such access in order to prevent unnecessary inquiry into customer information. In addition, Woori Investment Bank has encrypted documents and blocked any leakage path in preparation for leakage of customer information. To block the leakage path, Woori Investment Bank is strengthening PC security programs including requiring its personnel to obtain approval from the relevant manager if they intend to take out customer information via non-company emails or storage media (USB, etc.). Woori Investment Bank is also proceeding with DB encryption to prevent leakage of a large amount of electronic documents, is controlling access to the DB, and is conducting daily inspection of those accessing personal information DB. Furthermore, Woori Investment Bank is providing education regarding personal information protection on a regular basis, and is trying to and will continue to try to, minimize risks of customer information leakage.

As Woori Investment Bank is a financial institution handling customers’ personal information, it may suffer personal information leakage and may be subject to sanctions against the same as is the case with other industries. Due to security accidents, Woori Investment Bank may incur financial and non-financial damages such as the likelihood of payment of damages due to class action lawsuit by affected customers, and increased management expenses necessary for response to accidents including customer counseling, and payment of compensation as a result of secondary damage by leaked information, payment of punitive penalties imposed by the supervisory authority, and adverse effect on its management as a result of large-scale sanctions on Woori Investment Bank and its management personnel. Investors should take note of this.

[Risks from the introduction and growth of the fintech industry]

H. The advance in innovative technologies pursuant to the fourth industrial revolution, a new type of financial service that combines technology with finance, Fintech (Fintech: Financial+Technology), is revamping the fundamentals of the financial industry.

In the third regulation reform ministerial meeting held on May 6, 2015, the FSC released the ‘Fintech Industry Promotion Method’, and starting from December 2015, non-contact real-name verification system as the essential requirement for the Fintech industry was commenced focusing on banks. In addition, the FSC announced the ‘Fintech Innovation Facilitation Method’ in March 2018, and suggested 4 policy directions towards achieving financial innovation: 1) testing and supporting innovative financial services, 2) sophistication of financial industry services, 3) expansion of Fintech market, and 4) response to Fintech innovation risks. In October 2018, the government conducted regulatory reform to facilitate Fintech by launching a ‘Regulatory Reform T/F for Financial Innovation including Fintech, Etc.’ In January 2019, the FSC established a 6 milestone strategy plan for focused and systematic support (① full use of financial regulation sandbox, ② revamping old regulations, ③ increasing Fintech investment, ④ fostering new industry sector, ⑤ supporting global market entry, and ⑥ strengthening digital finance/security). In October 2019, the FSC announced a regulatory innovation method for the promotion of Fintech, and soon thereafter, the FSS released the ‘Fintech scale-up strategy plan’ in December 2019.

With the emergence of this Fintech industry, while existing financial companies are provided with new opportunities to service financial information using Fintech technologies, investors are advised to note that financial companies may face a new and competitive financial environment and lower profits, as non-financial companies may also enter the Fintech market.

Fintech is a combination of the terms ‘financial’ and ‘technology’, and refers to the service of providing various financial services by combining finance and information technology (IT).

The FSC announced a ‘Fintech Industry Promotion Method’ in the 3rd Regulatory Reform Ministerial Meeting held on May 6, 2015, and proposed 3 major milestones and 11 detailed tasks, including the promotion of Fintech industry startups and growth, full-fledged public-friendly services, and establishment of the Fintech infrastructure.

[‘Fintech Industry Promotion Method’ for the Enhancement of Public Benefits and a Competitive Financial Industry (May 2015)]

Classification	Detailed Targets
Promotion of Fintech industry startups and growth

1. Deregulation of Entry of Fintech Companies

Lowered the minimum capital standard for prepayment business, PG, settlement money deposit business (e.g.,: KRW 100 million)

2. Promotion of Contribution to Fintech Companies of Financial Companies

Adjusted the scope of business of electronic finance, financial IT systems, and new business sectors that reflect recent trends, etc. so as to enable the contribution of financial companies. (e.g., development/provision of finance related SW, financial data analysis, etc.)

3. Supporting the Financing of Fintech Companies

1) Promotion of supporting financing for new and existing Fintech companies by way of policy financial institutions, etc.

•   KDB, and IBK’s lending and direct investment amounting to 200 billion (100 billion each) within 2015.

2) Incentives for operational branches* that actively support Fintech companies, and priority support for guarantees for Fintech companies

•   (KDB) High internal evaluation marks for lending credit to Fintech companies.

•   (KIBO) Lower guarantee rate (1.3g1.0%), prime guarantee rate (85g90%), etc.

4. Resolving Restrictions in Using Fintech Technology

Established an exception clause under the Framework Act On Electronic Documents And Transactions, so as to allow Fintech companies that are willing to bear liabilities to also become jointly liable for financial accidents.

Classification	Detailed Targets
Full-fledged public-friendly services

1. Permitting the verification of real name via online, etc.

Non-contact method will be permitted, provided that, plural methods (2 or more) shall be applied to prevent side-effects, e.g., financial frauds.

(e.g., submitting copies of personal ID, video calls, confirmation when delivering cash cards, etc., using existing accounts, etc.)

2. Introduction of the crowd funding scheme

A law that systemizes crowd funding for startups so that they may garner business funding from multiple investors via online will pass at the National Assembly

•   Capital Markets Act amendment (Submitted to the National Assembly on June 12, 2013 g Passed the General Meeting of the National Policy Committee on April 30, 2015)

3. Introduction of internet primary banks (internet-only banks)

Enhance user convenience and promote competition in the financial industry by introducing internet primary banks that operate without offline branches.

•   Announcement of the Method of Introduction of Internet primary Banks (to be effective from June 2015)

4. Promotion of online insurance distribution channels

Identify and improve regulation of online subscriptions; support the advent and promotion of online distribution channels (insurance supermarket, etc.) where it is possible to compare, search and purchase various insurance products.

Establishment of the Fintech infrastructure

1. Promotion of Fintech Ecosystem

Establish the foundation for sustained development of the Fintech industry, by way of promoting the Fintech support center and improving the Fintech support council.

•   (As-is) Participation of 13 financial institutions g (To-be) Expand participation to member of the financial association, Korea Securities Depository, Korea Exchange.

•   Identify various regulations that block Fintech promotion, by acting as a reception that collects feedback from the private sector.

2. Establishment of a firm private-based voluntary security system

The regulatory scheme will adopt follow-up inspections and stronger responsibilities in order to induce the establishment of a voluntary security system of the financial company.

3. Support of IT/finance convergence using big data

Provide non-identifiable big data in the finance sector through the integrated credit information collection agency, and prepare a finance sector big data personal information safeguarding guideline.

(Source: Press Release of the FSC)

Further, to facilitate the contribution of Fintech companies by financial institutions as part of the 11 detailed targets, authoritative interpretations will be made of full use in advance, regarding applicable laws and regulations, in order to permit contributions. At present, financial institutions are allowed to only contribute or govern companies that have connection with the services performed by the financial institution or the financial business. The FSC noted that active and prior authoritative interpretations shall be applied to clear any disambiguity in relation to the scope of contribution that can be made by financial institutions’ Fintech companies. The scope of authoritative interpretation is as follows.

Classification	Scope of Fintech Business
Electronic Financial Transactions Act	Electronic Finance: Issuance and management of electronic direct/pre-payment methods, electronic payment settlement agency (payment gateways, PG) Subsidiary electronic financial business entity: VAN and information system operation, etc.
Financial IT System Business	i) Provision and management of programs that process, transmit materials ii) Sales or lease of IT systems iii) Supplementary telecommunications services that relay, process materials
New Industry

i) Analysis of financial data – analysis and development of credit information, development of Big Data

ii) Finance SW development – Finance mobile application, internet banking, finance security, etc.

iii) Operation of finance platform – Membership-based securities information service

(Source: Press Release of the FSC)

In particular, the FSC classified SMEs and big firms, given the principle of separation of industry and financial capital. FSC enabled SMEs to enter the market if it engaged mainly (considering the ratio including average revenue, etc.) in the Fintech business, and enabled big firms to enter the market if its Fintech business portion accounted to no less than 75% of the entire revenue/assets. FSC communicated and implemented the accurate authoritative interpretation to financial companies in May 2015.

However, although the financial companies are working towards expanding Fintech using technical innovation, in response to the fourth industrial revolution, they also face a limit in running in-house Fintech. In 2015, despite the authoritative interpretations and legal reforms, uncertainty remained regarding matters on financial companies making capital contributions in Fintech companies. Accordingly, to encourage financial companies’ capital contribution to Fintech companies, FSC, kicked off a ‘‘Regulatory Reform T/F for the Promotion of Fintech, Etc.’ on October 19, 2018, and decided to 1) notify previous authoritative interpretations and expand the target scope of Fintech companies, 2) confirm whether Fintech company investment is possible pursuant to present laws and regulations and authoritative interpretations, and establish a Fast-Track approval process in relation thereto, 3) clarify the definition of Fintech under financial laws and regulations, and amend related laws and regulations, 4) consider developing a Fintech dedicated statistics classification system in accordance with the fourth industrial revolution. Further, the Special Act on Financial Innovation Support and Plans for Improvement was enforced from April 1, 2019, and non-contact transaction promotion, Fintech investment promotion and other various Fintech promotion policies including a financial regulation sandbox wherein new and innovative financial services are provided with a maximum 4 years of grace period or exemptions regarding regulatory permits and approvals or business conducts under finance laws will be implemented.

The FSC saw January 2019 as the ‘golden time’ for Fintech promotion, and established a six-milestone strategy to provide systematic and focused support (i.e., ① full use of financial regulation sandbox, ② revamping old regulations, ③ increasing Fintech investment, ④ fostering new industry sector, ⑤ supporting global market entry, and ⑥ strengthening digital finance/security). Further, the Special Act on Financial Innovation Support and Plans for Improvement was enforced from April 2019, and a financial regulation sandbox is in full operation, where new and innovative financial services are provided with a maximum 4 years of grace period or exemptions regarding regulatory permits and approvals or business conducts under finance laws, and open banking for financial infrastructure innovation and introduction of mydata industry are also being proceeded with.

[Achieving Financial Innovation by Promoting Fintech]

Classification	Description
1. Full use of financial regulation sandboxes

•  Operation of prospective and active ‘financial regulation sandbox’

•  Sustained operation of designated agency for core services of financial companies

•  Support of test expenses, etc. using Fintech support budget (KRW 7.9B)

2. Drastic revamp of old, complex regulations

•  Identifying full-time regulation via ‘Fintech-site Friday Meetings’

•  Full reform of laws and regulations, shadow regulations, etc. (200 cases)

•  Review of fundamental revamp of entry barrier regulation (Small License)

3. Expansion of investment, support in the Fintech sector

•  Deregulation of Fintech company contribution, procedures imposed on financial companies.

•  Expansion of connection with innovative investment funds and substantiation of Fintech lab support

•  Expansion of support of Fintech talents and startup youth office spaces.

4. Pioneering new Fintech markets

•  Innovation of financial payment infrastructure, e.g., allowing innovative access to financial payment networks.

•  Revamping electronic financial services, e.g., Payment Initiation Service Provider (PISP), etc.

•  Amendment of credit information business for big data, mydata, etc.

•  Legalization of P2P lending.

5. Expanding global Fintech territory	• Establishment of finance sector new southern policy, “Fintech Road” • Hosting of the Korea Fintech Week 2019 (May 23 to 25)

6. Strengthening digital finance security, protection	• Financial security in response to expansion of digital finance risks • Information protection following increased use of big data, open API. • Strengthening digital finance consumer protection.

(Source: Press Release of the FSC)

<Regulatory Reform for the Promotion of Fintech >

Target of Regulatory Reform
Establish Regulations in Line with the Trends and Lead Innovative Growth To Maximize Social Benefits
Regulatory Reform for the Promotion of Fintech
Promotion of Fintech Investment
Support of Facilitated Funding for Fintech Companies
• Resolve Restrictions on Financial Companies' Capital Contribution to Fintech Companies
• Permit Ventures, Venture Funds to invest in Fintech Financial Companies
Expansion of Application Base of Financial Services Using New Technology
Expand Applicability of Financial Systems and Regulatory Schemes of New Technologies
• Establish Guideline Related to Certification Methods Using AI and other New Technology
• Establish Financial Service Supervision Method Using Blockchains
Supporting Promotion of Financial Big Data
Enhance Quality of Financial Services Using Financial Data
• Share Card Partnership Stores' Sales Information to Fintech Companies, etc.
• Rationalize Regulation of Inter-Company Data Usage in Financial Holdings Companies
Resolving Restrictions of Non-Contact Financial Transactions
Enhance Fintech Services' Consumer Benefits and Strengthen Competitiveness
• Expand permitted scope of non-contact account opening
• Streamline real name verification when using bio information
• Diversify method of explanation duties of non-contact investment delegation contracts
Supporting Sophistication of Fintech in Financial Companies
Strengthen Competitiveness of Financial Industry through Digital Innovation
• Permit banks to engage in mobile telecommunications network services as a supplementary business
• Promote information sharing in car insurance sector
• Establish grounds for providing healthcare services
• Allow discretionary profit distribution schemes when partnering for Fintech businesses

(Source: the Press Release of the FSS, ‘Regulatory Reform for the Promotion of Fintech’ (June 27, 2019))

The FSC announced ways of achieving the ‘Regulatory Reform for the Promotion of Fintech’ as announced earlier in October 2019.

[Details of Regulatory Reform for the Promotion of Fintech]

Classification	Description
1. Dynamic regulatory reform in connection with sandboxes

•  Conduct a zero-based review of the necessity of regulatory reform using sandboxes as a tool of communication with the market.

•  The government enhances the regulatory quality and standard, and the market strengthens the dynamic reform system for the financial regulation so as to continue with sustained innovation.

2. Tailored regulatory innovation of global Fintech

•  Create a global-standard regulatory environment that can actively accept advanced, global Fintech unicorns’ business model.

•  Weighted analysis and comparison of domestic/foreign regulatory environment around global Fintech services that are expected to be in demand in Korea.

•  Conduct Focused Review per Sector: ‘Regulatory Reform T/F for the Promotion of Fintech, Etc.’ will be subdivided into 4 sectors, and 13 global Fintech business models will be reviewed with focus.

① Payment/Platform: Improve regulatory scheme so as to enable the support Fintech companies to enter the market and grow phase-by-phase, and scale-up to a comprehensive financial platform.

② Financial Investment: Support the promotion and sophistication of financial investment management services that combine payment systems with financial investments.

③ Insurance: Possibility of emergence of new insurance services, e.g., P2P insurance, and promotion of insu-tech via streamlining insurance subscription and insurance proceeds payment procedure.

④ Lending/Data: Improve the accuracy of credit assessment via credit rating/loan evaluation using non-financial information, etc., and promote supply network finance.

3. Site-dedicated regulatory innovation

•  Visit Fintech sites: Collect opinion by active communication with Fintech sites, e.g., Fintech companies, financial institutions, Fintech labs, etc.

•  Continue inspecting progress of tasks of the ‘Regulatory Reform T/F for the Promotion of Fintech, Etc.’ for the first-half of the year (150 cases)(announced June 2019)

(Source: Press Release of the FSC, ‘Regulatory Reform for the Promotion of Fintech’ (October 15, 2019))

Meanwhile, the FSS announced a press release on ‘Fintech Scale-Up Strategy.’ Pursuant to such strategy, the FSS will select and focus on 8 sectors and 24 core tasks to sophisticate the Fintech market and industrial ecosystem to a global standard through support of scale-up to enforce innovation in the Fintech sector. Details are as follows.

<Fintech Scale-Up Strategy>

1. Active Operation and Supplementation of Financial Regulation Sandbox for the Designation of 100 case of Innovative Financial Services	2. Dynamic, Tailored, Site-Oriented Regulatory Innovation for a 2-Phase Regulatory Reform of Fintech

(1) Designate 100 cases of innovative financial services by March 2020.

(2) Supplement the system for the improved operation of sandboxes

(3) Establish methods of follow-up support and supervision for innovative financial businesses

(1) Dynamic regulatory innovation in connection with sandboxes (2) Tailored regulatory innovation for the introduction of global services (3) Site-oriented regulatory reform jointly with the site

3. Introduction of a Fintech-dedicated entry regulation and lowering of the financial business entry barrier	4. Establishment of a digital financial regulation scheme that reflects the digital technical innovation and global trends

(1) Extend the application of the special period for regulation sandboxes

(2) Introduction of Fintech-specific temporary permits

(3) Newly establish specific approvals and permits for individual financial business laws

(1) Advancement of digital finance regulation scheme

(2) Establishment of a regulatory scheme that incorporates digital finance technologies

(3) Efficiency of regulatory compliance and supervision using digital technologies

5. Establish the digital financial innovation foundation where all financial sectors and Fintech participate in	6. Creating a private-oriented venture capital ecosystem for the promotion of Fintech investment

(1) Continue progress with the innovation of the financial payment infrastructure without delay

(2) Rearrange laws, infrastructure, systems for the promotion of big data usage

(3) Promote new services based on Fintech

(1) Expand Fintech startup fostering and investment foundation (2) Expand investment resources including Fintech innovation fund, etc. (3) Supplement the KOSDAQ listing system for Fintech promotion

7. Strengthen the overseas market entry support system through public-private cooperation	8. Sophistication of public sector Fintech, including budgets, Fintech Support Center, Tax Schemes, etc.

(1) Cooperation between ‘financial companies, fintech, government’

(2) Financial cooperation in Fintech sector in connection with the new southward policy

(3) Establish an overseas market entry support system in the public sector

(1) Scale-up 2020 year budget projects (2) Strengthen business capacity of Fintech Support Center (3) Introduce a Fintech-friendly tax system

(Source: the Press Release of the FSS, ‘Fintech Scale-Up Strategy’ (December 4, 2019))

In Korea, there are not many cases of such Fintech industry. Referring to overseas cases, existing banks are provided with opportunities to create new financial services utilizing Fintech technology, while financial holding companies may face a new financial environment as non-financial companies are allowed to enter the Fintech market.

[Cases of Fintech Company Investment of a Foreign Financial Company]

Country	Examples of Foreign Banks
UK

•  Barclays: Barclays established an internet primary bank and launched a finance application, ‘Ping It’ that provides electronic wallet payment services and phone number-based transfer services. Other banks, e.g., HSBC and First Direct, Nationwide partnered with Zapp, a Fintech company, to introduce a simplified mobile payment service.

Canada	• TD Bank: Acquired an AI venture, Layer6 (January 2018), and analyzes and predicts individual customers’ needs by analyzing various types of data using AI.

Spain

•  Big Bank BBVA: Acquired a non-financial big data analysis company, Madiva (December 2014) and a UX design company, Spring Studio (April 2015), and discovers big data based new business models and applies them to developing customer-friendly Apps.

US

•  Goldman Sachs: Invested in an SNS company, Dataminr (March 2015), and identifies customers’ needs using big data in social networks, and provides important information and trends.

•  Financial Group Capital One: Acquired an internet primary bank, ING Direct, and is currently operating an online bank using Fintech.

Source: Samsung Economic Research Institute, Press Release of the FSC

[Fintech Cases of Foreign Companies]

Business Category	Company	Major Development
Platform	Google	Released E-wallet ‘Google Wallet’ (2011), Email-based transfers, etc. Permitted to issue e-currency within the UK, invested in ‘Lending Club’ a micro-finance lending company.
	Apple	Released e-wallet ‘Passbook’, installed as default application since iphone 5 or later models. Launched NFC-type card payment service ‘Apple Pay’ in the US.
SNS	Facebook	Permitted to issue e-currency in Ireland, effective within EU. Partnering with outbound money transfer company, ‘Azimo(UK)’, etc.
	Tencent	Released payment service ‘Ten Pay’, MMF ‘Li Cai Tong’ Selected by the Chinese government as the pilot-operator for private banks (March 2014)
Telecommunications	Verizon	AT&T and T Mobile jointly released a mobile payment system, ‘Isis’
Search	Baidu	• Released online primary MMF ‘Baifa’ (October 2013) • Selected by the Chinese government as the pilot-operator for private banks (March 2014)
E-commerce	Alibaba	• Released payment system ‘Ali Pay’, micro lending ‘Ali Finance’, MMF ‘Yu’e Bao’ • Selected by the Chinese government as the pilot-operator for private banks (March 2014)
	eBay	Released payment service used within eBay, ‘Paypal’ Released e-bay prepayment card, ‘My Cash’ (2012)
	Amazon	Released ‘Amazon Payment,’ ‘Amazon Wallet’ Released mobile credit card payment system ‘Amazon Local Register’

Source: FSS, Samsung Economic Research Institute

At present, in Korea, various IT service providers started to engage in financial business, e.g., Kakao Talk launched the ‘Kakao Pay’ payment system connected with credit cards within Kakao Talk (Sept. 2014) and ‘Bank Wallet Kakao’, a remittance and payment service based on Kakao Talk (Nov. 2014), Viva Republica has launched Toss, a mobile transfer service (February 2015), and Naver has launched Naver Pay (June 2015), among other. Korean banks have also entered the Fintech business using self-created platforms and IT companies that they partner with. Investors are advised to take note that on one hand, this new trend throughout the financial industry may improve the efficiency throughout the financial industry as it grants existing banks with the opportunity to create new financial services using Fintech technologies. On the other hand, financial holdings companies may face worsened profitability in this new competitive financial environment, as non-financial companies are now able to enter the Fintech market.

Bank	Business Partner	Service Provided through Partnership	Type of Business and Details

KB Kookmin	Viva Republica	Toss	Mobile simplified payment/transfer service
	Mobitle	-	Local neighborhood mobile platform: Saving maintenance charges of apartment houses; MOU for utilization of application
	Coinplug	-	New foreign exchange business: Overseas remittance using block chain

Shinhan	LINE	LINE Pay ATM, money exchange and withdrawal service	Payment: Japan Line Pay’s customers can withdraw money in Korean currency in Shinhan Bank in Korea.
	-	Sunny Bank	Mobile banking: Launched in Korea and Vietnam
	Viva Republica	Toss	Mobile simplified payment/remittance service

Woori	-	WiBee Bank	Mobile credit loans
	-	WiBee Talk	Mobile messenger
	-	WiBee Club	WiBee Talk gathering service

KEB Hana	-	Intech 1QLab	Fintech infrastructure: Support for business models including office occupancy
	Winning.I	Non-contact fingerprint recognition technology	Identity verification: Fingerprint recognition using smartphone camera
	Sentbe	Overseas remittance using block chain	Overseas remittance: Safe and simple remittance system
	12CM	Electronic stamp solution	Payment: Payment and various marketing platforms
	Paygate	Account-based web standards	Financial service: Domestic remittance/transfer using block chain
	Viva Republica	Toss	Mobile simplified payment/remittance service

NH NongHyup	Korbit	Bitcoin	Bitcoin: Bitcoin trading platform
	Webcash	Cash payment
	Viva Republica	Toss	Mobile simple payment/remittance service
IBK	Viva Republica / Finger Funda / Elefund	Toss / i-One loans to office workers based on their business cards / Firm Banking	Simplified payment/remittance, credit loans: Mobile simplified payment/remittance service, credit loans using scraping, withdrawal and transfer service for loan principal and interests
	KTB Solution / Irience / Korbit	Smart Sign / biometrics-based security / block chain	Security/authentication: Signature by extracting and comparing real-time vector coordinates, iris information-based security system, TFT for financial service development using block chain

Source: FNTIMES (May 23, 2016), Commercializations Promotion Agency for R&D Outcomes

[Risks from strengthened anti-money laundering obligations]

I. Recently, finance companies’ anti-money laundering obligations are being strengthened in Korea and abroad. As is the case with inspections by global and US financial authorities, the recent trend of inspections by the Korean financial authorities is to focus on the operational effectiveness in substance, rather than perfunctory compliance with the anti-money laundering system. Evaluation results, which are directly related to the competitiveness of financial business, are risk factors from the standpoint of finance companies, and could deteriorate the soundness of financial institutions subject to anti-money laundering regulation as a result of strengthened sanctions by major countries.

Meanwhile, according to the “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” (dated November 27, 2018) of the AML/CFT (Anti-Money Laundering/ Combating the Financing of Terrorism) Policy Council, Korea was to carry out mutual evaluation from January 2019 to February 2020 for the operation of AML/CFT system in accordance with the Mandate of FATF. Such evaluation involved checks by the international society of Korea’s AML/CFT system, and the results of such evaluation appear to be a measure of the transparency of Korea’s financial and judicial systems. Also, depending upon the results of such evaluation, Korea can be subject to subsequent checks, and can, if deemed negative based on such evaluation, be affected in, among others, the nation’s sovereign rating, financing costs of exporting companies, and foreign exchange transactions.

The FATF (Financial Action Task Force) was established in 1989 as a task force for the implementation of financial actions in relation to the UN Charter and the UN Security Council’s resolutions. It has continually expanded the scope of jurisdiction from drug money to prohibition of money-laundering in serious crimes, financing of terrorism, and proliferation of weapons of mass destruction. Its members consist of regular members (36 countries + 2 organizations), associate members (9 regional task forces) and observers, and Korea joined it as a regular member in 2009. Described below are major functions of FATF:

Main functions of FATF (Financial Action Task Force)

•	To prepare international standards to jointly deal with cross-border money-laundering and financing of terrorism and evaluate the compliance status of each country;

•	To determine financial sanctions against countries which are uncooperative or fail to comply with the international standards;

•	To study, and develop counter-measures against, methods/ means of money-laundering/ financing of terrorism.

(Source: FSC Press Release, “Materials for 2nd General Assembly of FATF (Financial Action Task Force) in the 30th Period” (February 26, 2019)

FATF can impose follow-up checks and sanctions on a member country by evaluating whether the member country’s AML system is consistent with the international standards. As a matter of fact, in February of 2018, Iceland was subjected to a sanction, the first such sanction to have ever been imposed on a regular member country. If Iceland’s improvement is unsatisfactory, the fact that Iceland is being subject to a sanction will be announced globally. In such case, Iceland may be subject to additional interest rates for foreign exchange transactions or may be at a disadvantage in transactions with other member countries.

Recently, finance companies’ anti-money laundering obligations are being strengthened in Korea and abroad. The recent trend of inspections by the US financial authorities and international organizations is to focus on the operational effectiveness in substance, rather than perfunctory compliance with the anti-money laundering system. Evaluation results, which are directly related to the competitiveness of financial business, are risk factors from the standpoint of finance companies. The obligations presented by FATF (Financial Action Task Force) are summed up as the following five obligations: (i) know your customer (KYC), (ii) recordkeeping, (iii) suspicious transaction report, (iv) prohibition from disclosing information about suspicious transaction reports and (v) AML/CFT supervision, inspection, sanctions, etc.

In Korea’s financial circles, establishment of the AML/CFT system has emerged as a key task. In particular, as there are increasing cases where a large sum of penalties is imposed due to unsatisfactory systems, such issue is being recognized as a serious management risk. Certain foreign banks were subject to sanctions by the US government: BNP Paribas of France, and SC Bank of Britain, were fined in the amount of KRW several trillion, on the ground of financial transactions with countries placed on a blacklist subject to US financial sanctions.

Meanwhile, according to the “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” (dated November 27, 2018) of the AML/CFT (Anti-Money Laundering/ Combating the Financing of Terrorism) Policy Council, Korea was to carry out mutual evaluation from January 2019 to February 2020 for the operation of AML/CFT system in accordance with the Mandate of FATF.

[International Standards for AML/CFT System]

Objective

Financial transparency and strengthened social security through prohibition of money-laundering and financing of terrorism

In 2012, “Precision Financial Sanctions for Prohibition of Financing for Proliferation of Weapons of Mass Destruction (WMD)” was added.

Evaluation items	1. Preventive measures	2. Judicial system	3. Prohibition of financing of terrorism	4. International cooperation	5. System for transparency
Details	• Compliance with the system by financial institutions and certain non-financial business operators, and supervision thereof	• Criminalization of money-laundering • Collection and provision of financial information • Confiscation of criminal proceeds	• Criminalization of financing of terrorism • Immediate freezing of terrorist financing • Precision financial sanctions against persons involved in funding	Through international cooperation: • Exchange of information • Confiscation of criminal assets • Extradition of criminals	• Transparent management of information relating to real owners of corporations and trusts

(Source: FSC Press Release, Announcement of Results under “Procedures for Mutual Evaluations and Follow-Up of FATF (Financial Action Task Force)” and “Evaluation of Country Risks of Money-Laundering and Financing of Terrorism” (dated November 27, 2018)

The FSC press release dated February 2020 stated that the FATF, jointly with Asia Pacific Group on Money Laundering (APG), carried out mutual evaluation of Korea’s operation of the AML/CFT system from January 2019 and discussed the result of the mutual evaluation at a general meeting held in France. Such evaluation involved checks by the international society of Korea’s AML/CFT system, and the results of such evaluation appear to be a measure of the transparency of Korea’s financial and judicial systems. Also, depending upon the results of such evaluation, Korea can be subject to subsequent checks, and can, if deemed negative based on such evaluation, be affected in, among others, the nation’s sovereign rating, financing costs of exporting companies, and foreign exchange transactions.

As a result of infrastructure improvement activities for promotion of effectiveness of anti-money laundering measures, the financial circles have increased manpower for ongoing monitoring and have sophisticated the monitoring system. The financial circles have introduced a risk-based money-laundering risk assessment system to manage money-laundering risk of overseas branches; fully reorganized risk assessment procedures for new goods and services; with respect to virtual currency, introduced an implementation system pursuant to the AML (Anti-Money Laundering) guidelines; and engaged an external auditor to secure adequacy and independence of the money-laundering prevention system. The financial circles manage money-laundering risks at all times through special checks and monitoring in respect of parts where CDD (Customer Due Diligence) is vulnerable (such as corporate customers), in light of the FATF (Financial Action Task Force) Mutual Evaluations. Through checks for compliance with the US supervisory authorities (FRB) and the New York State Supervision Regulations (PART504), and support activities (such as dispatch of head office personnel), the financial circles are dealing proactively with inspection by local supervisory authorities.

If Korean financial companies fail to establish internal control systems consistent with international standards, they will not only be unable to proactively respond to anti-money laundering regulation risks, but their soundness and management stability may be adversely affected. Therefore, investors should carefully monitor the strategies used by domestic and foreign finance companies in order to respond to changes in the anti-money laundering regulation environment.

[Risks from strengthened regulations on real estate]

J. Woori Investment Bank’s PF loans have continued to show increases since 2015 in accordance with booming real estate market. Therefore, if the real estate business goes into recession and the economy suffers a slump, there is a possibility that the collection rate of such loans may decrease due to a fall in the value of real estate collaterals and the collection period may be prolonged due to rehabilitation proceedings of debtors, all of which may have an adverse effect on Woori Investment Bank’s profitability. The Korean government is continuously making efforts to control real estate prices by announcing its August 2,2017 real estate policy, August 27, 2018 real estate policy, September 13, 2018 real estate policy, amendments to the price regulation of apartments, and December 16, 2019 real estate policy. In particular, the plan to stabilize the housing market, the supplementary measures for stabilization of the housing market, and three revisions to the housing lease laws, which were announced in June, July and August 2020, respectively, are deemed to be the policies showing the Korean government’s strong commitment to stabilization of the housing market. Investors are advised to note that profitability of Woori Investment Bank’s business can be affected by uncertainty caused by factors such as the aforementioned government policies that cannot be controlled by Woori Investment Bank.

Woori Investment Bank’s PF loans have continued to show increases since 2015 in accordance with booming real estate market. The reason why Woori Investment Bank provides PF loans relatively easily is that merchant banks may issue notes even if their capital does not exceed KRW 4 trillion, and the funds procured as such can be invested relatively freely, unlike notes issued by securities companies, and thus merchant banks can secure margins. Furthermore, since Woori Investment Bank has become the only merchant bank in Korea in accordance with the expiration of Meritz Securities’ merchant banking license as of April 2020, it would be easier for Woori Investment Bank to keep its profitability.

The PF industry is strongly affected by real estate business, construction industry and the auction market. When the real estate business or auction market is booming, the rate of successful bid price (the rate of successful bid price with respect to the appraised value) increases on average, and accordingly, there is a tendency that the collection amount of assets of loan receivables increases and the collection period becomes shorter. On the other hand, if the real estate business or auction market is in a slump, the rate of successful bid prices decreases and accordingly the collection amount may decrease and the collection period may be prolonged. In addition, with respect to the enforcement of the security interest by an asset manager to collect receivables, if a debtor applies for commencement of rehabilitation proceeding under the Debtor Rehabilitation and Bankruptcy Act and other applicable laws and is granted permission of rehabilitation, the enforcement of security interest against the debtor is delayed and the collection is made in accordance with the rehabilitation plan. Therefore, if the real estate business remains in a slump and economic recovery is delayed, there is a possibility that the collection rate decreases due to a fall in the value of real estate collaterals and the collection period may be prolonged due to debtors’ application for commencement of rehabilitation proceeding, and such situation may have an adverse effect on Woori Investment Bank’s profitability.

In July 2014, the Korean government announced a policy to relax real estate regulations including an increase in the cap of the loan to value ratio (LTV) and the debt to income (DTI) to 70% and 60%, respectively, which ratios affect the real estate business, and the policy became effective in August 2014. The Korean government has also expanded support for the middle class’s purchase and replacement of their houses through expansion of Didimdol loan. Generally, LTV and DTI deregulation causes an increase in banks’ mortgage loans to households and real estate prices. In such case, with respect to Woori Investment Bank’s investment in non-performing loans, profitability is positively impacted as the collection amount of assets of mortgage-backed receivables increases and the collection period becomes shorter.

However, the Korean government announced the Comprehensive Plan of Household Debt Management on July 22, 2015 and changed its policy toward mortgage loans by commencing regulation on loan repayment. The policy is determined to have been provided to preemptively respond to risks of household debts that were pointed out as a detonator of the Korean economy at that time.

In addition, based on the determination that household debts were increasing rapidly, on August 25, 2016, the Korean government announced a plan for household debt management to manage household debts in a stable manner. The policy induces qualitative and structural improvement of the household debts issue both from a housing market perspective such as inducement of adequate housing supply and from a financial market perspective such as strengthening management of group loans.

[Plan for Household Debt Management Dated August 25, 2016]

Classification	Current	Improved
Promotion of increase in income to improve solvency	• Promotion of higher competitiveness through improvement of economic vitality and structural reform g Promotion of sustainable increase in household income based on expansion of quality jobs

•  Preparation of a basis for job creation through speedy legislation of core bills related to job creation such as the Economic Stimulation Act/Labor Reform Act

•  Strengthening economic recovery and expansion of job creation capacity through active fiscal operations including supplementary budgets

Stable management of housing supply market	• Stable management by process to induce housing supply to an adequate extent g Establishment of fundamental countermeasures for soft landing of household debts

•  (Land purchase step) Inducement of adequate housing supply from the step of purchasing land

•  (License granting step) Management of supply through strengthened cooperation among authorities including convocation of housing policy meeting between the Ministry of Land, Infrastructure and Transport and local governments, joint market inspection and sharing of information on market trends

•  (Sales step) Expansion of ‘areas subject to management of unsold apartment units’ and tighter examination of HUG sales guarantee

Debt management policy

•  Strengthening of response to businesses/sectors having a rapid increase in loans while accelerating structural improvement focusing on installment repayment/fixed interest rate

g Management of weak sectors including group loans, jeonse loans and other loans that are rapidly increasing recently

•  Consistent promotion of qualitative and structural improvement of debtsg helping loan guidelines of banks and insurance companies take root and strengthening examination of solvency consistent with the characteristics of mutual finance business and inducement of installment repayment

•  Strengthening management of group loansg inducement of providing loans to genuine would-be homeowners and adequate housing supply

Strengthening management of jeonse loans and other loansg concentrating policy capabilities on weak sectors

Strengthening of management of marginal and vulnerable borrowers	• Reorganization of support system to provide one-stop/customized financing service for low-income earners while continuing efforts to expand support centering on the vulnerable

•  Continuance and strengthening of efforts to expand support centering on low-income earners and the vulnerable, and expansion of integrated support centers to provide one-stop/customized financing service for low-income earners (four centers at the end of 2015 g33 centers within the year)

Source: FSC Press Release (August 25, 2016)

The Korean government subsequently announced “Selective and Customized Countermeasures to Stably Manage Housing Market” jointly with the relevant government authorities on June 19, 2017. According to such countermeasures, hot real estate markets were additionally selected to cool down the real estate market overheating and LTV and DTI were lowered to curb speculative demand, and strengthening of reconstruction regulations and additional countermeasures were reviewed.

[Details of Selective and Customized Countermeasures to Stably Manage Housing Market]

Classification		Details
Addition of hot real estate markets

•  Additional designations of Gyeonggi Gwangmyung, Busan Gijang and Busan Jingu

g 37 real estate markets of November 3 Real Estate Policy + 3 real estate markets of June 19 Real Estate Policy = 40 real estate markets in total

•  Customized housing subscription system, promotion of a plan to manage investment demand

Promotion of effectiveness of hot real estate markets	Extension of resale prohibition period

•  Extension of the resale prohibition period of private housing land of 21 Gu in addition to 4 Gu in Gangnam until the registration of ownership transfer

     Resale prohibition period for the entire areas of Seoul: until registration of ownership transfer

Customized LTV / Higher DTI

•  Tightening LTV and DTI by 10%p each with respect to hot real estate markets

g LTV : 70% 60%, DTI : 60% 50%

•  Application of new DTI with respect to loans to pay the balance of housing price

     Considering low-income earners without their own homes in an effort to protect genuine would-be homeowners

	Strengthening of reconstruction regulation	• Limitation on the number of housing supplied to members of reconstruction association g Up to 3 houses 2 houses
	Preparation of flexible adjustment system	Preparation of laws and systemic basis as soon as possible to promptly and flexibly apply customized subscription system

Establishment of transaction order of housing market

•  Related organizations’ inspection of illegal acts for an indefinite period

•  Active promotion of the reporting system with respect to reporting false purchase price

•  Strengthening monitoring of illegal act using systems

Additional countermeasures

•  Active review of designation of overheated real estate markets if local market overheating continues or spreads to neighboring markets

•  Review of setting resale prohibition period with respect to regional private housing land

Source: Press Release of the Ministry of Land, Infrastructure and Transport (June 19, 2017)

With the top priority placed on housing stability of low-income earners and protection of genuine would-be homeowners rather than economic adjustment in establishing housing policies, the Korean government announced the “Plan to Stabilize Housing Market through Protection of Genuine Would-be Homeowners and Control of Short-term Speculative Demand” on August 2, 2017 and “Housing Welfare Roadmap to Establish Social Integration-Type Housing Ladder” on November 29, 2017, and “December 13 Plan to Promote Registration of Leased Houses” on December 13, 2017, thereby maintaining consistent real estate policies focusing on market stability and genuine would-be homeowners.

[Summary of “Plan to Stabilize Housing Market through Protection of Genuine Would-be Homeowners and Control of Short-term Speculative Demand”]

Classification	Details

Blocking of speculative demand and inducement of market focusing on genuine would-be homeowners	Blocking of inflow of speculative demand for overheated real estate market

•  Designation of overheated real estate markets : Entire area of Seoul, Gyeonggi Gwacheon, and Sejong

•  Designation of hottest real estate market: 11 Gu of Seoul, and Sejong

•  Improvement of requirements for application of price regulation of apartments

•  Adjustment of regulations on reconstruction and redevelopment

Management of demand focusing on genuine would-be homeowners and strengthening of investigation into speculative demand

•  Higher capital gains tax

•  Strengthening of financial regulations on multi-homeowners

•  Inducement of multi-homeowners to register as lessor

•  Imposition of obligation to submit a housing financing plan, introduction of special judicial police system

Expansion of supply for genuine would-be homeowners and low-income earners	Expansion of housing supply for low-income earners

•  Securing public housing land to provide various types of houses in the Seoul metropolitan area

•  Supply of 170,000 public lease housing units per year (850,000 units in total for five years)

•  Construction of unit sale-type public housing for newlyweds (tentatively, Hope Town for Newlyweds)

Adjustment of housing subscription system, etc. for genuine would-be homeowners

•  Reorganization of housing subscription system: Tighter qualifications for the top of the waiting list with respect to overheated real estate markets and hot real estate markets, extended application of scoring system, nationwide restriction on housing subscription winners, from becoming winners again, preferred application of scoring system to selection of preliminary occupancy

•  Setting resale deadline for private housing land in local areas

•  Improvement of supply and management of officetel

Source: Press Release of the Ministry of Land, Infrastructure and Transport (August 2, 2017)

[Summary of “Housing Welfare Roadmap to Establish Social Integration-Type Housing Ladder”]

Classification	Details

Customized housing support by stage of life/income level

Housing support for young people

•  Housing support for young people (300,000 units), financial support and information support (expansion of eligible tenants of public housing for young adults, introduction of public-supported housing)

• Financial support and information support (preferential housing subscription savings accounts, improvement of jeonse loans and monthly rent loans, provision of information/education)

Housing support for newlyweds

•  200,000 public leased housing units (expansion of eligible tenants and increase in supporting funds), supply of 70,000 units of Hope Town for Newlyweds, expansion of special supply of housing, launch of loans exclusively for newlyweds, review of measures to support housing expenses for low-income newlyweds

Housing support for elderly households

•  50,000 public leased housing units (granting of 1st priority for permanently leased houses /leased houses after purchase, installation of sensors), support for procuring funds for living by utilizing owned houses, and strengthening of support for housing renovation

Housing support for low-income earners/the vulnerable

•  Supply of 410,000 public leased housing units, strengthening of support for housing benefits, strengthening of financial support for low-income earners without their own homes, housing support for the vulnerable

Expansion of housing supply for low-income earners without their own homes/genuine would-be homeowners

Supply of 850,000 public leased housing units	• 130,000 public leased housing units per year (expansion of long-term lease, multi-level replotting for old houses), 40,000 public-supported housing units per year

Expansion of supply of unit sale housing

•  30,000 units per year for public unit sale (commencement of construction) (increase in the ratio of public unit sale of public housing land complex), expansion of supply of public housing land, securing additional housing land, and improvement of special supply system

Source: Press Release of the Ministry of Land, Infrastructure and Transport (November 29, 2017)

[Summary of “December 13 Plan to Promote Registration of Leased Houses”]

Classification	Details

Promotion of registration of leasing business

Expansion of tax relief for regional tax

•  Extension of statute of limitation for reduction of acquisition tax/property tax (2018g 2021), abolition of the basis of the number of units for reduction of property tax for up to 40m2 small houses, reduction of property tax for multi-household houses (40m2 or less per household)

Expansion of tax relief for income tax	• Imposition of tax on lease income in the amount of KRW 20 million or less/year from 2019, adjustment of rate of necessary expenses for separate taxation

Expansion of tax relief for capital gains tax

•  Expansion of special deduction for capital gains tax on semi-public leased houses owned for a long time (8 years, 50%g 70%), exclusion from heavy capital gains tax imposition, reduction of the number of those excluded from the application of the sum of special deduction for long-term ownership and gross real estate tax (5 year lease g 8 year lease)

Relaxation of burden of health insurance premium

•  Imposition of health insurance premium on lease income of KRW 20 million or less/year, reduction of health insurance premium for registered leasing business operator (4 year lease: 40%, 8 year lease: 80%)

Establishment of information infrastructure for lease market

Establishment of information infrastructure	• Establishment of lease market DB, establishment of lease registration system

Strengthening of administrative support	• Simplification of lease registration procedure, provision of information regarding registered leased houses

Strengthening of tenant protection

Strengthening of protection of rights and safety of transaction

•  Shortening of renewal rejection period, strengthening of effectiveness of the Lease Dispute Mediation Committee, expansion of the scope of preferred reimbursement of small-sum security deposit, promotion of guarantee for return of jeonse key money deposit

Source: Press Release of the Ministry of Land, Infrastructure and Transport (December 13, 2017)

Meanwhile, the Korean government announced new comprehensive measures for household debts on October 24, 2017 in an effort to reduce household debts.

[Comprehensive Measures for Household Debts dated October 24, 2017]

Classification	Details
Customized support for weak borrowers

Support for borrowers with household debts by characteristics

•  (In the case of normal repayment or repayment-related difficulties) debt rescheduling before delinquency, relaxation of interest burden

•  (Delinquency) support for credit recovery, relaxation of delinquency burden

•  (Unable to repay) settlement of delinquent claims, concurrent legal proceedings

Establishment of separate and customized support program for the self-employed

•  The self-employed with medium and low credit g Expansion of customized funding support

•  Addressing management-related difficulties such as minimum wage, support for comebacks in conjunction with debt rescheduling

Promotion of financial counseling for weak borrowers • Expansion of financial welfare counseling centers (local governments) and comprehensive financial support centers for low-income earners
Risk management from a total amount perspective

Inducement of soft landing of household debts from a macroscopic perspective

•  Rate of increase in household debts ginducement of a decrease by 0.5 ~ 1.0%p from the current rate

•  Introduction of new DTI and introduction of DSR by phase as a loan management indicator in the entire financial circles

Intensive management of weak sectors where household debts increase

•  Intensive management of weak sectors g secondary financial circles, group loans, the self-employed

•  Reorganization of policy mortgages g focusing on low-income earners and genuine would-be homeowners

Structural Response

Improvement of household income and repayment capability

•  Strengthening of support for job creation, and income and wealth building

•  Reduction of the cost of living such as housing, medical, transportation, communication and education costs

Response to changes to population structure and improvement of leased housing market focused on households

•  Promotion of housing reverse mortgages, promotion of real estate financing g Expansion of income base for the elderly

•  Promotion of public leased houses g improvement of supply structure of leased houses

Source: FSC Press Release (October 24, 2017)

As regional overeating phenomenon has recently intensified in Seoul and the Seoul metropolitan area, the Korean government announced a plan to strengthen its policy to ensure market safety on August 27, 2018. The gist of the August 27 Real Estate Policies is that the policy direction shifts from curbing demand to expansion of supply by additionally developing public housing land in the Seoul metropolitan area where at least 300,000 housing units can be additionally supplied and designating 4 Gu (Jongro-gu, Jung-gu, Dongdaemun-gu and Dongjak-gu) of Seoul as the hottest real estate markets.

[Gist of the August 27 Real Estate Policies]

Classification		Major Content
Expansion of housing supply in the Seoul metropolitan area	Housing supply and demand in Seoul and the Seoul metropolitan area	Housing supply and demand in Seoul and the Seoul metropolitan area is expected to be smooth for five years (2018~2022)
	Housing welfare roadmap (2017.11), plan to support housing to young people and newlyweds (2018. 7)	Continued development of new housing land to expand housing supply in the Seoul metropolitan area
	Expansion of supply of quality and low-priced housing in the areas with convenient transportation networks in the Seoul metropolitan area	Plan to additionally develop 30 public housing land in various sizes to enable housing supply of 300,000 housing units
Adjustment of hottest, overheated and hot real estate markets	Addition of hottest real estate markets	Jongro-gu, Jung-gu, Dongdaemun-gu and Dongjak-gu are designated as hottest real estate markets after review by the Real Estate Price Stabilization Review Committee
	Addition of overheated real estate markets	Gwangmyeong-si and Hanam-si are designated as overheated real estate markets after review by the Housing Policy Review Committee
	Maintenance of existing overheated real estate markets	Seoul, Gwacheon-si, Seongnam-si Bundang-gu, Daegu-si Suseong-gu and Sejong-si (the area where multi-purpose administrative city will be constructed) remain as overheated real estate markets
	Addition of hot real estate markets	Guri-si, Anyang-si Dongan-gu and Gwanggyo Housing Land Development District have a high rate of price increase and Guri-si and Anyang-si Dongan-gu show overheated housing subscription, and therefore Guri-si, Anyang-si Dongan-gu, Gwanggyo Housing Land Development District are additionally designated as hot real estate markets.
Amendments to the Income Tax Act and the Enforcement Decree thereof are implemented so that purchasers, who executed a sale and purchase agreement and paid contract deposit prior to the notification of designation of hot real estate market, can be excluded from those subject to imposition of heavier capital gains tax and from the application of 50% of the capital gains tax rate at the time of presale of apartment units before construction completion
	Release of part of hot real estate markets	Busan-si Gijang-gu is released from the hot real estate market.
	Real estate markets subject to intensive monitoring	Plan to designate areas such as 10 Gu of Seoul (non-hottest real estate markets) Seongnam-si Sujeong-gu (non-overheated real estate market), Yongin-si Giheung-gu, Daegu-si Suseong-gu, Jung-gu and Nam-gu, Gwangju-si Gwangsan-gu and Nam-gu (non-hot real estate markets), which may show housing price unrest, as hottest, overheated and hot real estate markets

Future policy direction	Strengthening of intensive inspection	Plan to thoroughly verify housing financing plans if abnormal regional overheating continues in Seoul and other areas, to continuously carry out investigations into expediential gift and tax evasion as well as strengthening intensive inspection of compliance with LTV and DTI regulations and expediential credit loans
	Prior notice of additional regulations	Systemic supplementary plan such as financial and tax systems is being established to stabilize the housing market.
	Development of additional public housing land	Plan to actively proceed with development of public housing land so that quality and low-priced housing units can be supplied smoothly in the Seoul metropolitan area

Source: Ministry of Land, Infrastructure and Transport

[Summary of “Housing Welfare Roadmap to Establish Social Integration-Type Housing Ladder”]

Classification	Details
Customized housing support by stage of life/income level
Housing support for young people

•  Housing support for young people (300,000 units), financial support and information support (expansion of eligible tenants of public housing for young adults, introduction of public-supported housing)

• Financial support and information support (preferential housing subscription savings accounts, improvement of jeonse loans and monthly rent loans, provision of information/education)
Housing support for newlyweds

•  200,000 public leased housing units (expansion of eligible tenants and increase in supporting funds), supply of 70,000 units of Hope Town for Newlyweds, expansion of special supply of housing, launch of loans exclusively for newlyweds, review of measures to support housing expenses for low-income newlyweds

Housing support for elderly households

•  50,000 public leased housing units (granting of 1st priority for permanently leased houses /leased houses after purchase, installation of sensors), support for procuring funds for living by utilizing owned houses, and strengthening of support for housing renovation

Housing support for low-income earners/the vulnerable

•  Supply of 410,000 public leased housing units, strengthening of support for housing benefits, strengthening of financial support for low-income earners without their own homes, housing support for the vulnerable

Expansion of housing supply for low-income earners without their own homes/genuine would-be homeowners
Supply of 850,000 public leased housing units	• 130,000 public leased housing units per year (expansion of long-term lease, multi-level replotting for old houses), 40,000 public-supported housing units per year
Expansion of supply of unit sale housing

•  30,000 units per year for public unit sale (commencement of construction) (increase in the ratio of public unit sale of public housing land complex), expansion of supply of public housing land, securing additional housing land, and improvement of special supply system

Source: Press Release of the Ministry of Land, Infrastructure and Transport (November 29, 2017)

The Korean government declared three principles of eradication of speculative demand, customized measures and protection of genuine would-be homeowners and announced a housing market stabilization plan (September 13 Comprehensive Real Estate Policies) on September 13, 2018. The gist of the aforementioned policies is as follows.

[Gist of the September 13 housing market stabilization plan]

[Housing Market Stabilization Plan]

•  Making all-out efforts to stabilize low-income earners’ housing and housing market under the three principles of “eradication of speculative demand, customized measures and protection of genuine would-be homeowners”

(Gross real estate tax) Increase in tax rate for high-priced housing (section in excess of KRW 300 million of assessment standard + 0.2~0.7%p), imposition of additional taxes (+ 0.1~1.2%p) on homeowners with three or more homes and homeowners with two homes in a hot real estate market

g Raising the cap of tax burden (with respect to homeowners with two homes in a hot real estate market and homeowners with three or more homes, 150%g 300%)

(Multi-homeowners) No mortgage loans to households owning two or more houses and intending to purchase more houses in a regulated real estate market, and to those who intend to purchase high-priced houses for non-residential purpose in a regulated real estate market

g Strengthening of the standard for exemption of capital gains tax with respect to homeowners temporarily with two homes in a hot real estate market (the former house should be sold within ~~three~~ two years)

(Housing lease business operator) Application of LTV 40% to mortgage loans provided to lease business operators in hottest and overheated real estate markets, strengthening of inspection of misappropriation of lease business loans

g Heavier capital gains tax and imposition of gross real estate tax on acquisition of houses in hot real estate market and lease registration

(Housing supply) Development of 30 public housing land (300,000 housing units) in the Seoul metropolitan area, expansion of supply through relaxation of regulations in downtown (increase in the residential ratio in commercial districts and increase in the floor area ratio in semi-residential areas)

(Tax justice) Additional upward adjustment of the rate of fair market value of gross real estate tax (currently 80% gincrease by 5%p per year and up to 100%), making the quoted price gradually realistic

(Housing markets in local areas) easing standards for designation of areas subject to management of unsold apartment units (expected to add 5~10 areas), introduction of special guarantee, adjustment of supply of demand for unit sale quantity

Source: Ministry of Land, Infrastructure and Transport

Meanwhile, the apartment unit price in Seoul has decreased for 32 consecutive weeks due to continued real estate policies of the Korean government, and remained unchanged in the 4th week of June 2019, and then turned upward in 34 weeks from the first week of July 2019. Such upward trend appeared from the apartments subject to reconstruction in Gangnam, Seoul where speculative demand was concentrated. In response thereto, the Ministry of Land, Infrastructure and Transport announced in its press release dated August 12, 2019 (“Proposed Improvement of Standards for Application of Price Regulation of Apartments on Private Housing Land”) that it will revise the Enforcement Decree of the Housing Act by as early as the beginning of October 2019 to complete preparation for application of price regulation of apartments on private housing land. According to such press release, the proposed improvement of requirements for designating the areas subject to price regulation of apartments on private housing land is as follows.

[Quantitative Requirements for Designation of Areas Subject to Price Regulation of Apartments on Private Housing Land before and after Revision]

Classification		Current	Improved
Mandatory Requirements	Housing price (A)	The rate of increase in housing price for the immediately preceding 3 months exceeds twice the inflation rate	The area that has been designated as an overheated real estate market since the rate of increase in housing price in such area is significantly higher than the inflation rate
Optional Requirements	Apartment unit sale price (B)	The rate of increase in apartment unit sale price for the immediately preceding 12 months exceeds twice the inflation rate

The rate of increase in average apartment unit sale price for the immediately preceding 12 months exceeds twice the inflation rate (provided, that if there are no statistics regarding the rate of increase in apartment unit sale price due to lack of unit sale performance, etc., statistics of housing construction area are used)

	Competition rate for apartment subscription (C)	In excess of 5:1 (national housing size 10:1) for the immediately preceding 2 months	Same as left
	Transaction (D)	The housing transaction volume for the immediately preceding 3 months increases by 20% or more compared to the same period previous year.	Same as left
Determination of quantitative requirements		A+[B or C or D]

Source: Press Release of the Ministry of Land, Infrastructure and Transport (August 12, 2019)

The Ministry of Land, Infrastructure and Transport intends to set the effective timing of designation of areas subject to price regulation of apartments on private housing land at the “apartment complex which has applied for approval for initial recruitment of occupants”, and intends to extend the resale prohibition period of apartments subject to price regulation from 3~4 years to 5~10 years depending on the unit sale price of such apartments. The revision will be completed in October after legislative notice (for 40 days from August 14~Spetember 23), discussions among related organizations, review by the Ministry of Government Legislation, and the Cabinet meeting. The ministry announced that the target and timing of such designation will be determined by discussions with related ministries and agencies following the completion of the revision of the Enforcement Decree of the Housing Act.

The rate of increase or decrease in household debts in 2022 was -0.4%, which has decreased for the first time since 2013.

[Household Debts Trends]

(Unit: KRW trillion, %)

Classification	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
Amount	1,749.3	1,755.8	1726.1	1,600.1	1,536.7	1,450.8	1,342.5	1,203.1	1,085.3	1,019.0
Increased or decreased amount compared to the same period previous year	-6.5	29.7	125.8	63.4	85.9	108.3	139.4	117.8	66.3	55.2
Rate of increase or decrease compared to the same period previous year	-0.4%	1.7%	7.9	4.1	5.9	8.1	11.6	10.9	6.5	5.7

Source: Press Release of the Bank of Korea, “Household Loans for 2022 4Q” (February 21, 2023)

In the plan to stabilize the housing market announced on December 16, 2019, the Korean government prohibited mortgage loans to purchase of ultra-high-priced apartment units of KRW 1.5 billion or more, and reduced LTV from 40% to 20% with respect to the section exceeding KRW 900 million in the case of apartment units of less than KRW 1.5 billion. If a borrower, who has obtained jeonse loan, purchases a house of more than KRW 900 million or owns two or more houses, the jeonse loan which had been provided to the borrower shall be fully collected in principle.

[“Housing Market Stabilization Plan” of December 16, 2019]

Large Classification	Small Classification	Details	Effective Date
Strengthening of regulations on speculative loan demand	Enhanced management of housing mortgage loans to hottest and overheated real estate markets	① Tightening of LTV for mortgage loans for houses of more than KRW 900 million	2019.12.23
		②Prohibition of mortgage loans for ultra-high-priced apartment units	2019.12.17
		③ Enhancement of DSR management	2019.12.23
		④ Strengthening of requirements for actual demand for housing mortgage loans	2019.12.23
		⑤ Enhancement of management of business operator loans for purchasing houses	2019.12.23
		⑥ Tightening of RTI with respect to individual business operators conducting housing lease business	2019.12.23
		⑦ Monitoring of status of mortgage loans provided by mutual finance companies	2nd half of 2019
	Prevention of gap investment utilizing jeonse loans	① Tightening of regulation on private guarantee institutions’ provision of guarantee for jeonse loans	January 2020
		② Restriction on purchase of a new house after obtaining loans to pay jeonse key money deposit	January 2020
Strengthening of the burden of owning houses and supplementation of capital gains tax system	Putting more burdens on ownership of houses in compliance with the principle of fair taxation	① Relating to gross real estate tax	1st half of 2020 (applicable to the amount payable from 2020 and onwards)
		② Making the quoted price realistic and improvement of fairness	1st half of 2020
	Improvement of the capital gains tax system focusing on genuine would-be homeowners	① Tightening of capital gains tax	—
		• Addition of the length of residence requirement to special deduction for long-term ownership with respect to one household owning one house special deduction for long-term ownership	1st half of 2020 (applicable to those sold from 2021.1.1)
		• Addition of move-in requirement to exemption of capital gains tax on homeowners owning two houses temporarily	1st half of 2020 (applicable to those acquired from 2019.12.17)
		• Addition of residence requirement to exemption of capital gains tax on registered leased houses	1st half of 2020 (applicable to those registered from 2019.12.17)
		• The sale right is also included in the number of owned houses	1st half of 2020 (applicable to those sold from 2021.1.1)
		• Differential application of capital gains tax on short-term ownership	1st half of 2020 (applicable to those sold from 2021.1.1)
		• Exclusion of temporary heavier capital gains tax on multi-homeowners in a hot real estate market	1st half of 2020 (applicable to those sold between 2019.12.17 ~ 2020.6.30)

Establishment of transparent and fair transaction order	① Expansion of areas subject to price regulation of apartments on private housing land	(Application timing) 2019.12.17
② Enhancement of investigation system for market transaction order
	• Total analysis of the source of funding purchase of high-priced houses and thorough verification of alleged tax evasion by companies	2nd half of 2019
	• Investigation of actual transactions and regular joint inspection of improvement projects	February 2020
	• Expansion of home buyers that should submit a fund procurement plan and elaboration of reported items	1st half of 2020
	• Submission of documentary evidence for the fund procurement plan	1st half of 2020
	③ Establishment of fair housing subscription order	1st half of 2020
	④ Improvement of lease registration system	—
	• Reduction of tax reliefs on lease registration	1st half of 2020
	• Joint investigation of registered lease business operators regarding breach of obligations	1st half of 2020
	• Tightening of requirements for registration of lease business operators and obligations of such business operators	1st half of 2020
Expansion of supply for genuine would-be homeowners	① Supply of houses in Seoul downtown area	—
	② Acceleration of the plan to supply 300,000 housing units in the Seoul metropolitan area	—
	③ Support for implementation of improvement projects	—
	④ Promotion of block-unit housing rearrangement projects	1st half of 2020
	⑤ System improvement relating to semi-industrial areas	1st half of 2020

Source: Ministry of Economy and Finance, “Housing Market Stabilization Plan” (December 16, 2019)

In terms of taxes, the gross real estate tax rate increased (ordinary: 0.1%p ~ 0.3%p; three houses or more, and two houses in hot real estate markets: 0.2%p ~ 0.8%p) to impose heavier burden of owning multiple houses, and such measure was expected to curb additional demand from those already owning houses and to cause multi-homeowners to put their houses up for sale, which can have an effect of increased supply. Major content of the December 16 Housing Market Stabilization Plan is as follows.

[Gross real estate tax increase]

Standard of assessment (target)	Ordinary			3 or more houses + 2 houses in a hot real estate market
	Current	Revised		Current	Revised
Up to KRW 300 million (one house: up to KRW 1.76 billion; multiple houses: up to KRW 1.33 billion)	0.5%	0.6%	+0.1%p.	0.6%	0.8%	+0.2%p.
KRW 300 million ~ KRW 600 million (one house: KRW 1.76 billion ~ KRW 2.24 billion; multiple houses: KRW 1.33 billion ~ KRW 1.81 billion)	0.7%	0.8%	+0.1%p.	0.9%	1.2%	+0.3%p.
KRW 600 million ~ KRW 1.2 billion (one house: KRW 2.24 billion ~ KRW 3.19 billion; multiple houses: KRW 1.81 billion ~ KRW 2.76 billion)	1.0%	1.2%	+0.2%p.	1.3%	1.6%	+0.3%p.
KRW 1.2 billion ~ KRW 5 billion (one house: KRW 3.19 billion ~ KRW 9.22 billion; multiple houses: KRW 2.76 billion ~ KRW 8.79 billion)	1.4%	1.6%	+0.2%p.	1.8%	2.0%	+0.2%p.
KRW 5 billion ~ KRW 9.4 billion (one house: KRW 9.22 billion ~ KRW 16.21 billion; multiple houses: KRW 8.79 billion ~ KRW 15.78 billion)	2.0%	2.2%	+0.2%p.	2.5%	3.0%	+0.5%p.
More than KRW 9.4 billion (one house: more than KRW 16.21 billion; multiple houses: more than KRW 15.78 billion)	2.7%	3.0%	+0.3%p.	3.2%	4.0%	+0.8%p

Source: Ministry of Economy and Finance, “Housing Market Stabilization Plan” (December 16, 2019)

Despite the aforementioned measure, the housing price in Seoul again shifted to the upward trend since June 2020, and the housing price in the areas adjacent to the planned development site also increased. In addition, companies engaged in real estate sale and purchase business and real estate leasing business, which purchase real estate for resale or lease real estate, increased rapidly and gap investments were also on the rise. In response thereto, the Korean government announced “Management Plan for Stability of Housing Market” on June 17, 2020. The Korean government explained that the purpose of the plan is to block overheating factors of the housing market and to implement follow-up measures of the previous plans in accordance with the principle of “eradication of speculative demand and protection of genuine would-be homeowners.”

[Gist of “Management Plan for Stability of Housing Market” of June 16, 2020]

Blocking of inflow of speculative demand in overheated real estate markets	Adjustment of regulations on improvement projects	Eradication of speculative demand utilizing legal entities	Implementation of follow-up measures of December 16 real estate policies and supply plan

Designation of hot real estate markets

•  Most of Gyoenggi, Incheon, Daejeon and Cheongju

Designation of overheated real estate markets

•  17 real estate markets including Gyeonggi, Incheon and Daejeon

Designation of zones subject to land transaction permission system

•  Jamsil, Samseong, Cheongdam and Daechi-dong

Improvement of investigation system for transaction order

•  Planning and investigation of actual transactions

•  Expansion of those required to submit a fund procurement plan and documentary evidence

 Tightening of regulations on housing mortgage loans and jeonse key money deposit loans

•  Tightening of requirements for housing mortgage loans for regulated real estate markets and the actual residence requirement for Bogeumjari loans

•  Tightening of restriction on guarantee for jeonse key money deposit loans

Improvement of safety inspection process for reconstruction

•  Increased independence on the initial safety inspection and sanctions on poor safety inspection

•  Improvement of on-the-spot inspection for the second safety inspection and enhancement of liabilities of the advisory committee

Tightening of requirements for member status for improvement projects

•  Members should reside for at least two years in the relevant area of an overheated or hot real estate market until application for housing subscription

Improvement of contribution to reconstruction

•  Collection of the contribution to reconstruction in full-scale

•  Application of discount rate according to realistic quoted price and adjustment of share percentage of the contribution to reconstruction

Tightening of regulations on loans for purchase of houses and for lease business operators

•  No housing mortgage loans to business operators as individuals and legal entities in all areas

Improvement of taxes on legal entities, etc.

•  Corporate income tax increase when a house is sold

•  Imposition of taxes together with gross real estate tax on leased houses that a legal entity acquires

Strengthening of management of real estate sale and purchase business

Tightening of investigation into legal entities’ transactions

•  Special investigation into actual transactions involving legal entities

•  Introduction of actual transaction report form for legal entity, imposition of obligation to submit a fund procurement plan for all transactions by legal entities

Follow-up measures of the Housing Market Stabilization Plan (December 16 Policies)

•  Price regulation of apartment units and rapid amendment to five laws relating to the December 16 policies

Follow-up measures of the Plan to Strengthen Basis for Housing Supply in the Seoul Metropolitan Area (May 6)

•  Designation of project district through 1st offering for public-participating block-unit rearrangement project and commencement of offering of 2nd project site (August)

•  Offering of public redevelopment pilot projects (September)

•  Offering of public private partnership project in semi-industrial areas (September)

•  Selection of pilot projects for repurposing commercial stores as residential purpose (October)

① Designation of most of the Seoul metropolitan area, Daejeon and Cheongju as hot and overheated real estate markets to block inflow of speculative demand focused on non-regulated areas
② Proceeding with designation of the area adjacent to Seoul International Exchange and Cooperation District, the land price of which may rise due to the planned development, as the area subject to land transaction permission system
③ Tightening of requirements for actual demand and regulations on jeonse key money deposit loans in regulated real estate markets to block gap investment and to protect genuine would-be homeowners
④ Adjustment of regulations on improvement projects by enhancing transparency and fairness in safety inspection for reconstruction and by strengthening requirements for member status of improvement projects
⑤ Restraint of investment incentives utilizing leverage of housing mortgage loans for housing sale and purchase and lease business operators and blocking of tax avoidance through legal entities by improving taxation system
⑥ Proceeding with follow-up measures of the December 16 policies and the plan to strengthen the basis for housing supply in the Seoul metropolitan area (May 6)

Source: Press Release of the Ministry of Economy and Finance, “Management Plan for Stability of Housing Market” (June 17, 2020)

By this policy, anyone who purchases an apartment unit of more than KRW 300 million in a hottest or overheated real estate market, he/she is also restricted from obtaining guarantee for jeonse key money deposit loan. Also, most of the Seoul metropolitan area was designated as regulated real estate markets to block inflow of speculative demand that concentrates on non-regulated real estate markets. However, despite the June 17 policies, the real estate market became more heated, and thus the Korean government announced another real estate policy again in one month. “Supplementary Policies for Stability of Housing Market” announced on July 10 includes more taxes on multi-homeowners and supplementation of registration lease business system.

[Details of Supplementary Policies for Stability of Housing Market of July 10, 2020]

Classification	Details

Lessening of burdens of low-income earners and genuine would-be homeowners

Expansion of scope and supply ratio of houses subject to special supply for first-time homebuyers to support purchase of own home by genuine would-be homeowners

Relaxation of income standard for newlyweds that purchase a house for the first time in their lives

Reduction of acquisition tax on houses that homebuyers buy for the first time in their lives

Property tax rate reduction for medium and low-priced houses

Expansion of the 3rd New Town plan to non-public housing land to secure approximately 30,000 housing units in advance

Relaxation of income standard for “low-income earners and genuine would-be homeowners” by raising LTV and DTI by 10%p for them in regulated real estate markets

With respect to loans to those without their own homes and those with one house (on the condition that they will sell the existing house) who intend to pay the balance of the unit sale price of the apartment units, the occupant recruitment notice of which was given prior to the designation of, or change to, a regulated real estate market, regulations on loans that were effective prior to such designation or change apply

Strengthening of support for jeonse key money deposit loans and monthly rent loans including those for young adults

Expansion of housing supply for genuine would-be homeowners	Forming “TF for Expansion of Housing Supply” in which ministers and local governments participate and which is presided over by the deputy prime minister, and establishment of a plan to expand housing supply

Tightening of real estate taxes with respect to multi-homeowners and short-term transactions

Application of 1.2%~6% tax rate per section of standard of assessment with respect to homeowners with three or more houses and homeowners with two houses in a hot real estate market

Application of the highest tax rate of 6% to legal entities with multiple houses

[Capital gains tax]

Capital gains tax rate increase for houses owned for less than 2 years (40%g 70% for houses owned for less than one year; basic tax rate for houses owned for less than 2 years: 60%)

Heavier tax rate increase of capital gains tax on multi-homeowners in regulated real estate markets

[Acquisition tax]

Acquisition tax rate increase with respect to multi-homeowners and legal entities

Exclusion of legal entities engaged in real estate sale and business and leasing business from acquisition tax reduction (75%) according to in-kind contribution to prevent tax avoidance through conversion from an individual to legal entity

[Property tax]

The taxpayer of gross real estate tax and property tax is changed from the trustee to the original owner if real estate is entrusted to the trustee

Improvement of registered leas business system

Abolition of short-term lease (4 years) and long-term general lease (8 years) of apartment units after purchase

With respect to existing houses which are registered for short-term lease and long-term general lease of apartment units after purchase, such houses and apartment units will be deregistered immediately after the lapse of mandatory lease term

Joint inspection of registered business operators’ compliance with their public duty on a regular basis every year and reinforcement of registered lease business through administrative disposition against violations

Source: Press Release of the Ministry of Economy and Finance, “Supplementary Policies for Stability of Housing Market” (July 10, 2020)

The amendment bill of the Housing Lease Protection Act passed the plenary session of the National Assembly on July 30 to introduce the right to demand contract renewal and the jeonse key money deposit and monthly rent cap system for stability of the housing market. The amendment bill of the Act on Report on Real Estate Transactions including enforcement of the lease report system passed the plenary session of the National Assembly on August 4 to introduce three revisions to the housing lease laws (the right to demand contract renewal, the jeonse key money deposit and monthly rent cap system and the lease report system). The right to demand contract renewal can be exercised one time by a tenant if the tenant wishes to renew the lease contract, and if the landlord does not intend to move into the relevant leased house, the lease term is extended for two years and the maximum rent increase at the time of the contract renewal is limited to 5%.

[Gist of three revisions to the Housing Lease Protection Act]

Classification	Details

Jeonse key money deposit and monthly rent report system	Both the landlord and the tenant are obligated to report contract details within 30 days after the execution of the contract

Jeonse key money deposit and monthly rent cap system	The maximum rent increase is limited to 5% at the time of the contract renewal. If a local government determines the rate of increase within 5%, it must be complied with.

Right to demand contract renewal

2+2 years of lease term guarantee: A tenant may extend the lease term for another two years if the existing 2-year lease term expires.

Refusal to accept the contract renewal: The landlord may refuse to accept the contract renewal if the landlord or his/her lineal ascendant or lineal descendant intends to move into the relevant leased house.

Source: Press Release of the Ministry of Land, Infrastructure and Transport, “Housing Lease Protection Act” (July 30, 2020), “Enforcement of Three Revisions to the Housing Lease Laws” (August 4, 2020)

On September 8, 2020, the Ministry of Land, Infrastructure and Transport announced a preliminary housing subscription plan for 60,000 public housing units to be executed after July 2021, as a follow-up measure of the plan to expand housing supply in the Seoul metropolitan area. The Ministry of Land, Infrastructure and Transport explained that 30,000 housing units will be supplied through preliminary subscription in the second half of 2021 and the remaining 30,000 housing units in 2022, and added that a total of 370,000 housing units will be intensively supplied by 2022 in the public housing land in the Seoul metropolitan area including the 3rd New Town and the districts included in the Housing Welfare Roadmap. Ultimately, the ministry is planning to supply a total of 1,270,000 housing units (including 386,000 housing units under the improvement projects and 40,000 housing units through systemic improvement) in the Seoul metropolitan area.

[1,270,000 housing units supply plan for the Seoul metropolitan area]

(Unit: Thousand units)

Classification	Total		2020	2021	2022	2023 and onwards
Total	1,231+40	(others)	186	213	203	630
Public housing land, Note1)	845		90	132	146	478
Seoul	118		11	7	11	89
Gyeonggi	633		70	105	107	351
Incheon	94		9	20	27	38
Improvement projects, Note 2)	386		96	81	57	152

Note 1) The land for which recruitment of occupants (supply basis timing) is expected to be made after 2020 as the selection of location or district has been completed

Note 2) Based on unit sale of the existing project site (supply basis timing), based on permission to implement the high-density reconstruction and pubic redevelopment project (supply basis timing)

Source: Press Release of the Ministry of Land, Infrastructure and Transport, “Intensive Supply of 370,000 Housing Units in the Seoul Metropolitan Area” (September 8, 2020)

The three revisions to the housing lease laws, and the 1,270,000 housing units supply plan for the Seoul metropolitan area are praised as policies showing the Korean government’s strong commitment to stabilization of the housing market. As such, today’s real estate business sensitively responds to the government policies, and changes to government policies which cannot be controlled by Woori Investment Bank may cause uncertainty to business profitability.

[Housing purchase price index by region]

Region	2020	2019	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Nationwide	118.2	103.3	101.4	99.7	98.2	95.4	89.9	86.3	83.8	86.5	83.1	83.3
Seoul metropolitan area	128.4	110	105.7	100	96.3	92.1	86.7	84.3	83.7	89.6	91.9	95.7
Local areas	107.1	96	96.6	99.4	100.1	98.8	93.0	88.2	83.7	83.1	73.1	67.3
Seoul	143.3	122	113.1	100.5	93.5	87.7	82.0	79.6	78.6	84.1	85.9	88.2

Source: Real Estate Statistics Information of Korea Real Estate Board

(Note) Based on November 2017 = 100.0

In addition, institutional foundation for various downtown housing supply projects announced by the Korean government so far has been provided in accordance with the enforcement of laws relating to the 3080+ Housing Supply Plan. The Ministry of Land, Infrastructure and Transport announced that it will accelerate implementation of projects by commencing legal procedures in full scale including designation of the relevant districts. With the legal basis of the 3080+ project being in place, the project is expected to be rapidly carried out by holding briefing sessions for residents to disclose the estimated contribution to be paid by the residents. However, the burden of supply and demand resulting from housing oversupply may have an adverse effect on Woori Investment Bank’s profitability, and investors should take note of this.

[Gist of enforcement of laws relating to the 3080+ housing supply plan]

Title of law	Major content of amended laws

Special Act on Public Housing	Addition of “urban public housing complex plan”

•  (Act) project procedure, basis for compensation in kind, recommendation of contractors by the owners of land or other property, etc.

•  (Subordinate law) types of projects and requirements for location, relaxation of urban regulations, organization of a residents’ consultative body

Introduction of profit-sharing housing unit for sale

•  (Act) concept, obligation of the person who is supplied with a public housing to reside in the housing

•  (Subordinate law) supply price and redemption terms, mandatory period of residence, tenant qualifications, etc.

Act on Special Cases Concerning Unoccupied House or Small-Sale Housing Improvement

Addition of “small-scale redevelopment project”

•  (Act) project procedure, designation of prearranged zone, base date for determining rights, etc.

•  (Subordinate law) requirements for target areas, relaxation of urban regulations, procedure for acquiring rental housing, etc.

Addition of “small-scale housing improvement management area”

•  (Act) project concept, procedure for formulating management plans, support for expenses incurred in construction infrastructure, etc.

•  (Subordinate law) requirements for management areas, details of management plans, special provisions concerning relaxation of building regulations

Special Act on Promotion of and Support for Urban Regeneration

Addition of “residential regeneration innovation district”

•  (Act) project concept, requirements for expropriation of land, basis for compensation in kind, recommendation of contractors by the owners of land or other property, etc.

•  (Subordinate law) detailed standards for target areas, the method for calculating the number of consenters, the method for compensation in kind, etc.

Source: Press Release of the Ministry of Land, Infrastructure and Transport, “Enforcement of Laws Relating to the 3080+ Housing Supply Plan” (September 26, 2021)

Korea’s real estate market entered the period of stagnation due to worsening macroeconomics including aftermath of global economic recession in 2008 and showed gradual improvement. From 2015, investment demand has surged and Korea’s real estate market has enjoyed a boom. This is attributable to the Korean government’s real estate stimulus policies, increases in jeonse key money deposits, low interest rates, etc. However, the booming real estate market is expected to be limited as interest rate hikes continue as a result of recent deepening global inflation, and due to such domestic and overseas business cycles and government policy variables, Korea’s real estate market is likely to fall. In the event of real estate recession, Woori Investment Bank’s profitability may be negatively affected due to a decline in the value of real estate collaterals and a decrease in the collection rate. Investors should take note of this.

[Company Risks]

[Company Risks of Woori Financial Group, Wholly Owning Parent Company]

A. Risk of impact on profitability of financial holding company from changes in business performance of its subsidiaries

For the primary purpose of controlling, through ownership of shares, subsidiaries operating in the financial business or closely related to the financial business, Woori Financial Group was established on January 11, 2019 in accordance with the FHCA. A financial holding company, like Woori Financial Group, may not engage in any business for profit other than the business management of its subsidiaries and other duties incidental thereto, such as provision and management of loans and equity capital to its subsidiaries, in accordance with the relevant laws. Thus, the dividends from its subsidiaries are its main source of income of Woori Financial Group. As such, the competitiveness of financial holding company is directly related to the competitiveness of its subsidiaries in their respective industries.

Consolidated net income of Woori Financial Group as of 2023 1Q consist of the followings: 89.34% from banking business, 4.74% from credit card business, and 4.05% from capital business. Accordingly, Woori Financial Group’s profitability and cash flow are greatly affected by its subsidiaries’ operating environment and financial condition, and in order to predict Woori Financial Group’s future performance and competitiveness, it is necessary to review the overall financial industries to which its major subsidiaries, including banks, belong. Investors should keep this in mind.

<History of Woori Financial Group>

Date	Description
2019.01.11

Establishment of Woori Financial Group Inc. (Woori Bank Co., Ltd., Woori FIS Co., Ltd., Woori Financial Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. jointly established Woori Financial Group Inc. by way of comprehensive transfer of their shares.)

Woori Financial Group Inc. was established to primarily control and manage companies operating in the financial business, and to provide financial support to its subsidiaries.

2019.02.13	Listing of Woori Financial Group Inc. on the Korea Exchange
2019.04.05	Woori Financial Group Inc. entered into a share purchase agreement (SPA) for acquisition of Tongyang Asset Management and ABL Global Asset Management.
2019.06.21	Execution of a share purchase agreement (largest shareholder) to cause Woori Investment Bank to be a subsidiary of Woori Financial Group Inc. (purchaser: Woori Financial Group Inc., seller: Woori Bank Co., Ltd.)
2019.07.03	Execution of a share exchange agreement between Woori Financial Group and Woori Card to cause Woori Card to be a subsidiary of Woori Financial Group.
2019.07.25	Execution of a share purchase agreement (SPA) for acquisition by Woori Financial Group Inc. of Kukje Asset Trust
2019.08.01	Woori Asset Management Corp. (formerly known as Tongyang Asset Management Corp.) became a subsidiary of Woori Financial Group.
2019.09.10	Woori Card Co., Ltd. and Woori Investment Bank Co., Ltd. became subsidiaries of Woori Financial Group.
2019.09.26	4.0% of shares held by Woori Bank in Woori Financial Group were sold to Fubon Life, a Taiwan company.
2019.12.06	Woori Global Asset Management Co., Ltd. became a subsidiary of Woori Financial Group.
2019.12.30	Woori Asset Trust, Ltd. became a subsidiary of Woori Financial Group.
2020.03.25	Holding of the first annual general meeting of shareholders, and re-appointment of Mr. Tae Seung Son as a chairman
2020.10.26	Execution of a share purchase agreement (SPA) for acquisition by Woori Financial Group of Aju Capital Co., Ltd.
2020.12.10	Woori Financial Capital Co., Ltd. (formerly known as Aju Capital Co., Ltd.) became a subsidiary of Woori Financial Group. Woori Savings Bank Co., Ltd. (formerly known as Aju Savings Bank Co., Ltd.) became a sub-subsidiary of Woori Financial Group.
2021.01.15	Joined CDP (Carbon Disclosure Project), announced support for TCFD (Task Force on Climate-related Financial Disclosure), and established ESG Management Policy of Woori Financial Group
2021.03.05	Establishment of ESG Management within the board of directors
2021.03.12	Woori Savings Bank Co., Ltd. became a subsidiary of Woori Financial Group.
2021.04.09	Korea Deposit Insurance Corporation sold 2% of shares held by it in Woori Financial Group
2021.04.15	Additionally acquired shares (12.9%) in Woori Financial Capital Co., Ltd.
2021.05.13.	Capital increase (KRW 100 billion) of Woori Savings Bank
2021.05.24	Acquired treasury shares (3.6%) from Woori Financial Capital Co., Ltd.
2021.06.04	Executed a share exchange agreement to acquire the remaining shares in Woori Financial Capital Co., Ltd.
2021.08.10	Woori Financial Capital Co., Ltd. became a wholly owned subsidiary
2021.09.09	Korea Deposit Insurance Corporation publicly announced its plan to sell the remaining shares in Woori Financial Group

Date	Description
2021.10.08	Joined SBTi (Science Based Targets initiative)
2021.11.02	Obtained approval for the internal ratings based approach (IRB)
2021.11.09	Obtained AA (up 2 steps compared to the previous year) from MSCI ESG evaluation; obtained A grade (up 1 step compared to the previous year) from Korea Corporate Governance Service (KCGS)
2021.11.17	Newly included in Dow Jones Sustainability Asia Pacific Index
2021.12.26	Launched “Woori WON Car”, a group-wide automotive financial platform
2022.01.07	Incorporated Woori Financial F&I (shareholding ratio: 100%, share subscription price: KRW 200 billion)
2022.01.13	Joined Taskforce on Nature-related Financial Disclosures (TNFD), a global environmental initiative
2022.02.04	Selected as “Industry Mover” by S&P global 2022 evaluation of corporate sustainability
2022.02.10	Korea Deposit Insurance Corporation sold 2.2% of its shares in Woori Financial Group (shareholding ratio: 5.8%g 3.6%)
2022.05.11	Became the first company in the world to participate in launching “B4L Initiative” for sustainable forest protection and improvement of devastated land
2022.05.18	Korea Deposit Insurance Corporation sold 2.3% of its shares in Woori Financial Group (shareholding ratio: 3.6%g 1.3%)
2022.06.19	Held the inaugural meeting of Woori Financial Future Foundation
2022.08.22	Became the first Asian company to join the Partnership for Biodiversity Accounting Financials (PBAF)
2022.11.07	Held international conference for “sustainable finance for better world”
2022.12.14	Supported the statement for the financial sector of the United Nations Convention on Biological Diversity (UN CBD)
2022.12.29	Obtained AA from MSCI ESG evaluation for two consecutive years
2023.01.16	Established “WON Synergy” system to create efficient synergy within the group
2023.01.26.	Participated in “Plastic Financial Leadership Group” hosted by the United Nations Environment Programme Finance Initiative (UNEP FI) (the only Korean financial company that has participated in the group)
2023.02.27	Executed a share purchase agreement (52% shares) for acquisition of Daol Investment Co., Ltd. shares

Source: Woori Financial Group’s 2023 business report and its own materials

Woori Financial Group is a pure financial holding company, which plays a role of coordinating to (i) create synergies among its subsidiaries through management of them, (ii) raise and allocate funds to them, and (iii) establish financial group strategies. Woori Financial Group does not carry out its own business activities, and its incomes primarily consist of dividends from its subsidiaries. Subsidiaries’ operating environment and financial condition give significant impact on the profitability and cash flow of Woori Financial Group. In particular, due to its high level of dependence on its subsidiary bank (Woori Bank Co., Ltd.), Woori Financial Group’s profitability and corporate value are subject to the business result and environment of Woori Bank.

In April 2019, Woori Financial Group entered into a share purchase agreement (SPA) with China’s Anbang Insurance Group to acquire Tongyang Asset Management and ABL Asset Management (formerly, Allianz Asset Management), in an effort to diversify its business portfolios. On July 24, 2019, Woori Financial Group passed examination of the FSC for approval of inclusion of a subsidiary and change to the majority shareholder, and accordingly, Tongyang Asset Management became a subsidiary of Woori Financial Group on August 1, 2019, and changed its name to Woori Asset Management. In addition, ABL Asset Management (formerly, Allianz Asset Management) became a subsidiary of Woori Financial Group and changed its name to Woori Global Asset Management on December 6, 2019, and (formerly known as) Kukje Asset Trust (which changed its name to Woori Asset Trust) became a subsidiary of Woori Financial Group on December 30, 2019. Furthermore, Woori Financial Group acquired Woori Financial Capital (formerly, Aju Capital) in October 2020, and included Woori Financial Capital and Woori Savings Bank (formerly, Aju Savings Bank) as a subsidiary and a sub-subsidiary, respectively, in December 2020.

Woori Financial Group additionally acquired 13.3% shares in Woori Financial Capital Co., Ltd. (excluding treasury shares; if treasury shares are included, the shareholding ratio is 12.9%) on April 15, 2021, and additionally acquired treasury shares (3.6% shares) from Woori Financial Capital Co., Ltd. on May 24, 2021. Woori Financial Group incorporated Woori Financial Capital Co., Ltd. as a wholly owned subsidiary on August 10, 2021 by providing 5,792,866 shares in the controlling company to shareholders of Woori Financial Capital Co., Ltd. excluding the controlling company and by acquiring the remaining shares (9.5%) in Woori Financial Capital Co., Ltd. through comprehensive share exchange. Woori Financial Group incorporated Woori Financial F&I Inc. (shareholding ratio: 100%, share subscription price: KRW 200 billion), an investment company for bad debt and restructuring companies, and included the company as a subsidiary on January 7, 2022. Woori Financial Group entered into a memorandum of understanding (MOU) with Daol Investment & Securities Co., Ltd. to acquire shares in Daol Investment Co., Ltd. in an effort to strengthen Woori Financial Group’s non-banking sector in January 2023. Woori Financial Group may continue to need funds due to the acquisition of the non-banking sector, which may entail burdens. Investors should take note of this.

Meanwhile, as Korea Deposit Insurance Corporation, which was the largest shareholder of Woori Financial Capital, sold its shares in Woori Financial Group, Woori Financial Group was completely privatized in December 2021, and after Korea Deposit Insurance Corporation’s additional sale of shares in Woori Financial Group until 2022, Korea Deposit Insurance Corporation’s shareholding ratio was reduced from 18.32% to 1.29%. As of the end of 2023 1Q, the largest shareholder of Woori Financial Group is the Employee Shareholders’ Association of Woori Financial Group and one other.

For disclosure of Korea Deposit Insurance Corporation’s share in Woori Financial Group, please see “FSS DART” and “Korea Deposit Insurance Corporation’s Press Release.”

☐ Business Coverage of Woori Financial Group

Classification		Business	Affiliates
Controlling Company	Finance holding	Business management of subsidiaries, and other duties incidental thereto	Woori Financial Group
Major Subsidiaries, etc.	Banking business	Provision of loans, receipt of deposits, and other duties incidental thereto	Woori Bank
	Credit card business	Issuance of cards, provision of cash services and card loans, and other duties incidental thereto	Woori Card
	Specialized credit financial business	Provision of automobile finance, corporate finance, personal finance, etc., and other duties incidental thereto	Woori Financial Capital
	Merchant banking business	Provision of loans and receipt of deposits through merchant bank products, and other duties incidental thereto	Woori Investment Bank
	Real estate trust business	Real estate trust, and management duties	Woori Asset Trust
	Savings banking business	Provision of loans and receipt of deposits under the Mutual Savings Banks Act, and other duties incidental thereto	Woori Savings Bank
	Other financial business	NPL investment and management, and other duties incidental thereto	Woori Financial F&I

Asset management business	Asset management, and other duties incidental thereto	Woori Asset Management/Woori Global Asset Management
Start-up investment business	Investments in small and medium-sized business ventures and start-up entrepreneurs, and other duties incidental thereto	Woori Venture Partners
Institutional and general private equity fund management business	Duties of general partner of institutional private equity fund, and duties of general private equity fund	Woori Private Equity Asset Management
Credit investigation and receivable collection business	Receivable collection, credit investigation, and lease investigation	Woori Credit Information
Administrative services for collective investment	Administrative services for funds, asset management administrative services, etc.	Woori Fund Services
Development and supply of systems	IT services, such as development, sale and maintenance of financial IT systems	Woori FIS
Management consulting business	Management research and investigation, management consulting, etc.	Woori Financial Research Institute

(Source: 2023 Quarterly Report)

As of the end of March 2023, Woori Financial Group consists of 15 subsidiaries, including Woori Bank Co., Ltd., Woori Card, Woori Financial Capital and Woori Investment Bank, and 20 sub-subsidiaries, including overseas entities in the United States, China, Indonesia and Vietnam.

<Organizational diagram showing the relation of control, subordination and investment among affiliates>

(Source: 2022 Business Report of the Company)

Note) Woori Financial Group Inc. acquired 52% share of Woori Venture Partners in the first quarter of 2023, thus additionally including it as a subsidiary.

Woori Financial Group’s consolidated net income as of 2023 1Q was KRW 947 billion (based on total net income), which mostly consists of net income (KRW 865 billion) earned by Woori Bank. Due to its business structure highly connected with its subsidiary bank, Woori Financial Group’s net income is subject to change depending on profitability of Woori Bank. Investors should note that the profitability of Woori Financial Group may deteriorate if condition of the banking industry becomes worse due to Korean or foreign economic recession, etc.

☐ Business Results by Business Sector of Woori Financial Group

(Unit: KRW 1 billion, %)

Classification			Banking	Credit Card	Capital	Merchant Banking	Others	Consolidation & Adjustment	Group
2023 1Q	Net Income	Amount	865	46	39	8	10	(22)	947
		Percent	89.34	4.74	4.05	0.83	1.04	—	100.00
	Total Assets	Amount	441,113	15,988	12,038	5,800	3,069	71	478,079
		Percent	92.28	3.34	2.52	1.21	0.64	—	100.00
2022	Net Income	Amount	2,903	205	183	92	82	(141)	3,324
		Percent	83.79	5.91	5.29	2.65	2.37	—	100.00
	Total Assets	Amount	443,341	16,119	12,581	5,657	2,946	(170)	480,474
		Percent	92.24	3.35	2.62	1.18	0.61	—	100.00
2021	Net Income	Amount	2,385	201	141	80	72	(71)	2,807
		Percent	82.85	6.97	4.88	2.78	2.52	—	100.00
	Total Assets	Amount	415,977	14,117	10,260	5,160	2,103	(432)	447,184
		Percent	92.93	3.15	2.29	1.15	0.47	—	100.00

Note 1) Net income: Based on total net income

* 2023 1Q: KRW 914 billion for Group-based controlling shares + KRW 33 billion for non-controlling shares

* 2022: KRW 3,142 billion for Group-based controlling shares + KRW 182 billion for non-controlling shares

* 2021: KRW 2,588 billion for Group-based controlling shares + KRW 219 billion for non-controlling shares

Note 2) Total assets: Excluding AUM

Note 3) Others: Woori Asset Trust, Woori Savings Bank, Woori Financial F&I, Woori Asset Management, Woori Venture Partners, Woori Global Asset Management, Woori Private Equity Asset Management, Woori Credit Information, Woori Fund Services, Woori FIS, Woori Financial Research Institute

Note 4) The sum of each business sector is based on the Group’s consolidated amount, and the percent of each business sector is the ratio compared to the simple sum of subsidiaries (excluding consolidation & adjustment).

Source: Quarterly report for 2023 1Q

B. Risks related to the soundness of assets of subsidiary bank

The asset soundness of the Company is similar to that of its subsidiary Woori Bank Co., Ltd. The NPL ratio and the delinquency rate of Woori Bank as of 2023 1Q recorded 0.19% and 0.28%, respectively. Woori Bank’s coverage ratio of allowance for bad debts recorded 264.76% as of 2023 1Q. However, we may not rule out the possibility of deterioration in the soundness of assets as loans may become non-performing loans, given the continuous restructuring of weak industries and failing companies, continuous instability of global economy, the concerns about local real estate market, and the excessive household loans compared to incomes. Investors should keep this in mind.

<Soundness Indicators of the Group>

(Unit: KRW billion, %)

Classification	2023 1Q	2022	2021
Total loan	344,287	343,821	332,797
NPL	1,197	1,082	990
NPL ratio	0.35	0.31	0.30
Non-performing loan	1,128	997	902
Non-performing loan ratio	0.33	0,29	0.27
Coverage ratio of allowance for bad debts (A/B)	201.8	217.6	192.2
Balance of allowance for bad debts (A)	2,416	2,354	1,903
NPL (B)	1,197	1,082	990

Note) Based on the Business Report of Woori Financial Group submitted to the FSS

Source: Woori Financial Group’s quarterly report for 2023 1Q

<Soundness Indicators of Major Subsidiaries and Consolidated Controlled Companies>

(Unit: KRW million, %)

Company	Indicators	2023 1Q	2022	2021
Woori Bank	Total loan	293,397,841	295,685,295	288,099,068
	NPL	553,009	552,306	578,614
	NPL ratio	0.19	0.19	0.20
	Non-performing loan	488,432	470,145	525,708
	Non-performing loan ratio	0.17	0.16	0.18
	Coverage ratio of allowance for bad debts (A/B)	264.76	263.43	205.50
	Total allowances for calculation of non-performing loan (A)	1,464,139	1,454,953	1,189,015
	NPL (B)	553,009	552,306	578,614
Woori Card	Total loan	14,799,259	14,875,738	13,268,540
	NPL	144,021	119,457	54,186
	NPL ratio	0.97	0.80	0.41

Company	Indicators	2023 1Q	2022	2021
	Coverage ratio of allowance for bad debts (A/B)	105.01	104.92	103.21
	Balance of allowance for bad debts (A)	854,047	952,812	837,588
	Minimum amount required to be reserved as allowance for bad debts (B) Note 2)	813,333	908,127	811,548
Woori Financial Capital	Total loan	10,783,875	11,292,049	9,661,446
	NPL	168,793	137,832	116,092
	NPL ratio	1.57	1.22	1.20
	Coverage ratio of allowance for bad debts (A/B)	176.75	198.56	196.70
	Balance of allowance for bad debts (A)	298,346	273,684	228,354
	NPL (B)	168,793	137,832	116,092
Woori Investment Bank	Total loan	4,288,302	4,112,891	3,482,602
	NPL	47,451	25,897	19,700
	NPL ratio	1.11	0.63	0.57
	Non-performing loan	42,500	24,000	19,000
	Non-performing loan ratio	0.99	0.58	0.55
	Coverage ratio of allowance for bad debts (A/B)	113.31	151.81	120.05
	Balance of allowance for bad debts (A)	53,767	39,314	23,649
	NPL (B)	47,451	25,897	19,700
Woori Asset Trust	Assets subject on soundness classification	22,734	22,716	68,177
	Substandard asset	78,007	70,479	38,595
	Substandard asset ratio	29.14	32.23	56.61
Woori Savings Bank, Note 3)	Total loan	1,424,632	1,469,204	1,252,040
	NPL	70,446	47,243	29,099
	NPL ratio	4.94	3.22	2.32
	Coverage ratio of allowance for bad debts (A/B)	73.21	97.54	117.37
	Balance of allowance for bad debts (A)	51,573	46,080	34,154
	NPL (B)	70,446	47,243	29,099

Note 1) Based on the Business Report submitted to the FSS

Note 2) Amount required to be reserved as allowance for bad debts under the SCFBA

Note 3) Based on K-GAAP

Source: Woori Financial Group’s quarterly report for 2023 1Q

<Ratio of Asset Soundness of Woori Bank>

(Unit: %)

Classification		2022	2021	2020	2019	2018	2017	2016	2015
NPL ratio	Woori Bank	0.19	0.20	0.32	0.40	0.51	0.83	0.98	1.47
	Average of Korean banks	0.24	0.36	0.68	0.58	0.70	0.81	0.90	1.12
Reserve ratio of allowance for bad debts (against NPL)	Woori Bank	263.43	205.49	153.95	121.80	119.21	87.71	84.48	70.24
	Average of Korean banks	220.84	182.49	144.42	116.59	114.96	88.91	87.42	161.16

Note 1) The average of Korean banks is the arithmetic average of those of 12 commercial banks and regional banks that are recorded on the Financial Statistics Information System of the FSS during the period concerned.

Source: Financial Statistics Information System of the FSS

The NPL ratio of Woori Bank Co., Ltd., which is a subsidiary of Woori Financial Group, has shown a continuous decline after recording 1.47% at the end of 2015, and recorded 0.19% as of the end of 2022. On the other hand, Woori Bank’s coverage ratio of allowance for bad debts against NPL has continuously increased since 2015, and recorded 264.76% as of 2023 1Q, showing better asset soundness than the average of Korean banks.

However, given the continuous restructuring of weak industries and failing companies, and house price fluctuations and worsening economic condition for working-class people causing increase in household loans, if the economic condition of household sector does not improve despite the overall economic recovery, there is a risk of increase in default ratio. In particular, any rise in interest rate would cause increase in interest expenses payable by people and decrease in income available to them, thereby increasing such risk of increase in default ratio.

<Market share of Woori Bank Co., Ltd.>

(Unit: KRW million, %)

Classification	Bank Name	2022		2021		2020		2019		Remark
		Balance	Market Share	Balance	Market Share	Balance	Market Share	Balance	Market Share
Loans in Korean currency	Woori	266,893,882	23.24%	260,405,186	23.55%	240,656,331	23.53%	219,156,962	23.57%	—
	KB	328,250,616	28.58%	318,489,478	28.80%	294,650,420	28.81%	268,382,651	28.87%	—
	Shinhan	281,380,596	24.50%	271,148,434	24.52%	248,812,546	24.33%	225,001,907	24.20%	—
	Hana	271,837,775	23.67%	255,812,620	23.13%	238,570,830	23.33%	217,216,646	23.36%	—
Total		1,148,362,869	100.00%	1,105,855,718	100.00%	1,022,690,127	100.00%	929,758,166	100.00%	—

Note) Market shares of 4 commercial banks

Source: Financial Statistics Information System of the FSS

In 2017, the growth of mortgage loans slowed as a result of the government’s announcement of real estate policies dated August 2 and the implementation of comprehensive management plan of household debts in September. However, in the second half of 2018, the mortgage loans began to increase again, and the private business loans and personal credit loans also increased steadily, thereby recording KRW 260 trillion of loans in Korean currency of Woori Bank (based on the balance as at the end of 2021), which increased by KRW 19 trillion compared to the end of the previous year (KRW 241 trillion), and recording KRW 267 trillion thereof as of the end of 2022. Such growth of loans in Korean currency was the result of increase in (i) general household loans, such as credit loans, collateral loans, and lease deposit loans, and (ii) loans for small and medium companies. If the market interest rate rises, it may cause the borrowers to bear more interest expenses, which would affect the soundness of the Woori Bank. Investors should note that such circumstance may ultimately affect Woori Financial Group’s consolidated financial condition, thereby deteriorating the soundness of its assets.

<Fund Management Performance of Woori Bank Co., Ltd. (Bank Accounts)>

								(Unit: KRW million, %)

Classification	Management Items	2023 1Q			2022			2021
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent

Korean currency	Deposits	1,228,402	3.45	0.30	630,640	1.70	0.16	1,582,352	0.59	0.44
	Securities	66,106,819	3.81	16.32	60,644,151	1.56	15.06	49,898,384	1.81	13.75
	Loans	266,020,834	4.71	65.66	265,475,502	3.38	65.92	252,132,920	2.45	69.50
	Advances for customers on guarantees	9,757	1.57	0.00	8,451	1.33	0.00	12,396	1.23	0.00
	Call loans	297,286	3.73	0.07	574,548	2.12	0.14	454,704	0.95	0.13
	Private placement bonds	28,195	0.95	0.01	69,860	2.45	0.02	96,948	3.23	0.03
	Credit card accounts	—	—	—	—	—	—	—	—	—
	Others	2,185,325	5.65	0.54	3,152,072	3.17	0.78	2,956,305	1.06	0.81
	Allowance for bad debts (Δ)	1,348,247	—	0.33	1,176,498	—	0.29	1,135,272	0.00	0.31
	Sub-total	334,528,371	4.55	82.58	329,378,725	3.05	81.79	305,998,737	2.33	84.35

Foreign currency	Deposits	9,903,314	3.59	2.44	10,936,099	1.60	2.72	8,060,871	0.20	2.22
	Securities	8,914,428	2.88	2.20	7,827,984	2.03	1.94	5,833,377	2.20	1.61
	Loans	18,650,385	5.31	4.60	19,258,146	2.86	4.78	15,397,155	1.67	4.24
	Call loans	1,954,733	4.65	0.48	1,273,651	2.09	0.32	866,386	0.32	0.24
	Bills bought in foreign currencies	4,652,323	4.47	1.15	6,196,744	2.12	1.54	5,715,228	0.76	1.58
	Others	116,754	8.17	0.03	162,551	5.78	0.04	135,251	3.85	0.04
	Allowance for bad debts (Δ)	254,516	—	0.06	237,277	—	0.06	198,759	0.00	0.05
	Sub-total	43,937,422	4.35	10.85	45,417,900	2.32	11.28	35,809,509	1.26	9.87

Others	Cash	1,096,968	—	0.27	1,007,098	—	0.25	994,516	—	0.27
	Tangible assets for business	2,522,488	—	0.62	2,539,965	—	0.63	2,698,536	—	0.74
	Others	23,034,381	—	5.69	24,365,714	—	6.05	17,269,060	—	4.76
	Sub-total	26,653,837	—	6.58	27,912,777	—	6.93	20,962,112	—	5.78

Total		405,119,630	4.23	100.00	402,709,402	2.76	100.00	362,770,358	2.09	100.00

Note 1) Deposit in Korean currency = Deposit in Korean currency – reserve requirement deposit

Note 2) Securities in Korean currency = Securities in Korean currency + lent securities (in Korean currency)

* Interest for calculation of interest rate = Interest on securities (including dividend income) + (net) appraisal profit + (net) profit on maturity of securities + (net) profit from sale of securities, excluding (net) profit from sale of shares

Note 3) Loan in Korean currency = Loan in Korean currency + cheques issued by other banks for repayment of current loans

* Interest for calculation of interest rate = Interest on loan in Korean currency – contribution to credit guarantee fund

Note 4) Deposit in foreign currency = Deposit in foreign currency + offshore deposit in foreign currency

Note 5) Securities in foreign currency = Securities in foreign currency + lent securities (in foreign currency)

* Interest for calculation of interest rate = Interest on securities (including dividend income) + (net) appraisal profit + (net) profit from sale of securities, excluding (net) profit from sale of shares

Note 6) Loan in foreign currency = Loan in foreign currency + offshore loan in foreign currency + interbank loans in foreign currency + loans in foreign currency provided with funds borrowed from foreign country + domestic usance

Note 7) Cash = Cash – all cheques issued by other banks

Note 8) Tangible assets for business = Tangible assets for business – accumulated depreciation

Note 9) Based on K-IFRS separate financial statements

Note 10) Average balance = average of daily balances

Source: Woori Financial Group’s quarterly report for 2023 1Q

C. Possible decline in profitability if bank subsidiaries’ NIM falls

The composition of the Company’s NIM (Net Interest Margin) is expected to be more or less similar to the profit composition of Woori Bank Co., Ltd. As of 2023 1Q, Woori Bank Co., Ltd.’s ROA and NIM recorded 0.79%, and 1.59% respectively, showing positive overall profitability. However, there exists uncertainty due to slowing economic recovery, and Woori Bank has limitations in generating profits through expansion of loan assets due to the Korea government’s regulations on household debts. In such case, Woori Bank’s profitability including NIM may deteriorate.

Meanwhile, the Basel III Liquidity Coverage Ratio (LCR) regulation (high liquidity assets/ future net cash leakage for one month ≥100%) that is in effect since 2015 is also expected to act as a burden to the bank’s profitability. With stronger government regulation related to household debts, and the implementation of LCR regulation, the bank’s asset management policy is shifting towards a more conservative stance. Such change to the policy is expected to have an adverse effect on Woori Bank’s profitability. Investors are advised to take note of these issues.

The composition of the Company’s NIM (Net Interest Margin) is expected to be more or less similar to the profit composition of Woori Bank Co., Ltd. As of 2023 1Q, Woori Bank Co., Ltd.’s ROA and NIM recorded 0.79%, and 1.59% respectively, showing positive overall profitability. In 2019, the Monetary Policy Board lowered the base interest rate by 0.25% each on two occasions in total. The Monetary Policy Board held an ad hoc meeting and lowered the base interest rate from 1.25% to 0.75% per annum on March 16, 2020, and made additional downward adjustment of the base interest rate by 0.25%p from 0.75% to 0.50% on May 28, 2020, and accordingly, Woori Bank’s NIM showed a continued decline by recording 1.44% at the end of 2019 and 1.33% at the end of 2020. However, the Monetary Policy Board increased the base interest rate by 0.25%p each in August and November 2021 and January, April and May 2022. Given the fact that Korea-US interest rate reversal was likely to happen and the inflation rate was high, the Monetary Policy Board increased the base interest rate by 0.50%p from 1.75% to 2.25% in July 2022. In August 2022, the Monetary Policy Board decided to additionally increase the base interest rate by 0.25%p, and on October 12, 2022, the Bank of Korea took a big step of increasing the base interest rate (by 0.50%p) in three months from July to curb a rising inflation and exchange rate, and increased the rate by 0.25%p on November 24, 2022 followed by another 0.25%p on January 13, 2023. However, as there were growing concerns over the domestic economy, the Bank of Korea froze the base interest rate on February 23 and April 11, 2023 and the current base interest rate of Korea is 3.5%. As of the end of 2022, Woori Bank’s NIM was 1.59%, which increased from 1.37% as of the end of 2021. However, Woori Bank’s profitability may be decreased if internal and external uncertainty such as continued protectionism centering on the United States and EU, prolonged Russia-Ukraine war, global supply chain risks, and rising prices of raw materials and energy due to the increased demand caused by China’s resumption of economic activities increases.

[Woori Bank’s NIM Trend]

(Note) NIM(Net Interest Margin) – Key indicator for evaluating banks’ profitability, that is calculated by subtracting the funding costs from the profits gained from managing assets by the Bank (or financial institution), and divided by the total amount of managed assets. (Source: Woori Financial Group and Woori Bank Performance Report)

In the past, Korean banks saw a steady rise in loan assets, due to deregulation in the real estate sector, the government’s SME support policy, and low interest rates. However, due to the recent improvement of the loan guarantee scheme, changes in the housing subscription system and other stronger real estate regulation, and stronger regulation related to household debts following the implementation of credit evaluation guidelines, the rate of increase of loan assets in the banking sector is in decline. Accordingly, there is only so much to be gained from increasing loan assets.

[Total loan in general banks]

(Unit: KRW trillion, %)

Classification	2022		End of 2021		End of 2020		End of 2019
	Balance at End	Increase/ Decrease (%)	Balance at End	Increase/ Decrease (%)	Balance at End	Increase/ Decrease (%)	Balance at End	Increase/ Decrease (%)
Corporate Fund	706.1	9.6%	644.1	10.4	583.5	10.7	527.1	5.2
Household Funds	710.1	-1.0%	717.5	7.2	669.0	10.7	604.5	7.4
Public and Other Capital Loans	23.7	23.1%	19.2	6.7	18.0	6.2	16.9	9.8
Loan in Korean currency (except interbank borrowings)	1,439.9	4.3%	1,380.9	8.7	1,270.5	10.6	1,148.5	6.4

Note 1) Year-on-year increase/decrease rate

Note 2) Materials combining those from 15 banks including commercial banks, local banks and internet primary banks

Source: the FSS Financial Statistics Information System

Recently, banks are strengthening efforts to diversify profits, but there is not much change yet in the profit structure that is highly reliant on interest profits. Moreover, a fall in NIM may result in lower profitability, exerting an adverse impact on Woori Financial Group’s ROA and ROE.

<The Group’s Profitability Indicator>

(Unit: %)

Company	2023 1Q		2022		2021
	Return on Assets (ROA)	Return On Equity (ROE)	Return on Assets (ROA)	Return On Equity (ROE)	Return on Assets (ROA)	Return On Equity (ROE)
Woori Financial Group
Including net income for non-controlling shares	0.79	12.96	0.70	12.21	0.66	11.48
Excluding net income for non-controlling shares	0.76	12.51	0.66	11.54	0.61	10.58
Woori Bank	0.79	13.67	0.66	11.71	0.6	9.92
Woori Card	1.57	10.34	1.14	7.28	1.1	6.36
Woori Financial Capital	1.39	11.46	1.51	12.53	1.69	15.74
Woori Investment Bank	1.64	13.29	1.74	14.47	1.59	12.89
Woori Asset Trust	21.79	29.96	20.86	29.74	18.64	27.05
Woori Savings Bank Note 3)	-0.56	-4.28	0.41	3.05	1.06	7.95
Woori Asset Management	7.9	8.4	0.75	0.8	6.82	7.11
Woori Venture Partners	5.32	5.82	4.06	4.51	27.83	32.93
Woori Private Equity Asset Management	1.63	1.71	2.6	2.75	5.46	5.96

Note 1) Based on work report of FSS*; based on consolidated financial statements for Woori Financial Group, and separate financial statements for the remaining subsidiaries

* Woori Card, Woori Financial Capital, Woori Investment Bank, Woori Savings Bank: Net income for one year retroactively from the base date ÷ average balance of equity capital for one year retroactively from the base date

* Holding company and other subsidiaries: Value converted to annual rate in accordance with the financial holdings company business report submitted to the FSS

Note 2) Total assets, equity capital: Calculated by simple average of base and quarterly balance

Note 3) Based on K-GAAP

Source: Woori Financial Group’s quarterly report for 2023 1Q

The Basel III Liquidity Coverage Ratio (LCR) regulation (high liquidity assets/ future net cash leakage for one month ≥100%) that is in effect since 2015 is also expected to act as a burden to the bank’s profitability. This is because the banks must maintain a mandatory reserve of relatively low profit, high liquidity assets due to the regulations.

In the case of general banks, the combined liquidity coverage ratio was sequentially increased by 5%p p.a. starting from 80% in 2015, to 100% from January 1, 2019. In addition, foreign currency LCR was also introduced starting from 60% in 2017, which was sequentially increased by 10%p p.a. to 80% from 2019. Pursuant to “Status and Plan for Flexible Financial Regulation” of the FSC for 2019 4Q, LCR regulation ratio was temporarily lowered until the end of June 2022 (combined LCR 100% g 85%, foreign currency LCR 80% g 70%). However, at the end of March 2022, the FSC decided to gradually raise the combined LCR regulation ratio on a quarterly basis by taking into account increased loans and potential non-performing loans and to terminate the measures to ease the foreign currency LCR regulation ratio (foreign currency LCR 70% g 80%), at a regular meeting. For stability of the financial market, the FSC decided to maintain the LCR regulation ratio at 92.5% until the end of June 2023 by delaying normalization of the combined LCR regulation ratio for six months, at the end of October 2022. Profitability may be adversely affected if additional procurement of highly liquid assets is needed to comply with the combined LCR regulation ratio.

[Plan to gradually normalize combined LCR regulation ratio]

	Until June 2022	July 2022 ~ September 2022	October 2022 ~ June 2023
Regulation Ratio	85% (-)	90% (+5%p)	92.5% (+2.5%p)

Source: FSC Press Release (October 26, 2022)

<Liquidity ratio in Korean currency>

(Unit: KRW million, %)
Company	2023 1Q			2022			2021
	Liquid assets in Korean currency	Liquid liabilities in Korean currency	Liquidity ratio in Korean currency	Liquid assets in Korean currency	Liquid liabilities in Korean currency	Liquidity ratio in Korean currency	Liquid assets in Korean currency	Liquid liabilities in Korean currency	Liquidity ratio in Korean currency
Woori Financial Group	2,061,543	719,414	286.6	316,876	7,656	4,138.9	560,744	5,734	9,779.3
Woori Card	7,867,829	1,955,157	402.4	8,282,745	1,832,484	452.0	7,455,390	1,419,809	525.1
Woori Financial Capital	2,545,328	1,294,480	196.6	2,468,298	1,205,067	204.8	1,531,101	856,736	178.7
Woori Investment Bank	3,454,461	1,691,340	204.2	3,128,499	1,802,149	173.6	2,728,159	2,031,260	134.3
Woori Asset Trust	229,639	29,296	783.85	232,036	32,755	708.4	176,660	25,558	691.2
Woori Savings Bank Note 3)	402,919	242,720	166.0	534,678	384,493	139.1	292,913	228,445	128.2
Woori Venture Partners	65,063	9,350	695.8	109,432	10,707	1022.1	122,396	21,978	556.9
Woori Private Equity Asset Management	43,971	1,926	2,283.2	23,226	1,897	1,224.4	8,068	1,539	540.0

Note 1) Woori Financial Group: Based on liquid assets and liabilities with remaining maturity of not more than one month

Note 2) Woori Card, Woori Financial Capital, Woori Investment Bank, Woori Asset Trust, Woori Savings Bank, Woori Venture Partners, and Woori Private Equity Asset Management: Based on liquid assets and liabilities with remaining maturity of not more than 90 days

Note 3) Based on K-GAAP

<Liquidity ratio in foreign currency>

(Unit: KRW million, %)
Company	2023 1Q			2022			2021
	Liquid assets in foreign currency	Liquid liabilities in foreign currency	Liquidity ratio in foreign currency	Liquid assets in foreign currency	Liquid liabilities in foreign currency	Liquidity ratio in foreign currency	Liquid assets in foreign currency	Liquid liabilities in foreign currency	Liquidity ratio in foreign currency
Woori Investment Bank	69,294	67,667	102.40	65,102	63,365	102.74	13,583	—	—

Note) Woori Investment Bank: Based on liquid assets and liabilities with remaining maturity of not more than three months

<Liquidity coverage ratio>

(Unit: %)

Classification	2023 1Q, Note 1)	2022, Note 1)	2021, Note 2)
Combined liquidity coverage ratio (LCR) Note 3)	101.00	102.40	89.95
Liquidity coverage ratio in foreign currency (LCR in foreign currency) Note 3)	121.08	143. 1	107.40
Ratio of tangible assets for business	10.50	11.04	11.46

Note 1) Combined LCR regulation ratio as of the end of 2023 1Q and end of 2022: 92.5%, foreign currency LCR regulation ratio: 80.0%

Note 2) Combined LCR regulation ratio as of the end of 2021: 85.0%, foreign currency LCR regulation ratio: 70.0%

Note 3) Same calculation formula as the formula in the public disclosure (combined LCR: average of proportion per business day during the quarter; foreign currency LCR: calculation of proportion by calculating the average of values for each item), 2023 1Q, 2022 4Q, 2021 4Q of relevant period

D. Interest Rate Risks of the Bank Subsidiary

In light of the global spread of COVID-19, the US FOMC lowered the base interest rate by 0.5%p from 1.50%~1.75% to 1.00%~1.25% on March 3, 2020, and by 1%p to 0.00%~0.25% on March 3, 2020. The Bank of Korea, which froze the base interest rate in January and February 2020, lowered the base interest rate from 1.25% to 0.75% on March 16, 2020 and then to 0.5% again on May 28, 2020. However, the Monetary Policy Board raised the base interest rate by 0.25%p each in August and November 2021, and by another 0.25%p in January 2022. Such increase appears to have been made to curb soaring inflation. The Monetary Policy Board froze the base interest rate in February 2022, but raised it by 0.25%p each in April and May 2022. As the FOMC raised the base interest rate by 0.75%p from 0.75%~1.00% to 1.50%~1.75% in June 2022, the Monetary Policy Board raised the base interest rate by 0.50%p from 1.75% to 2.25% in July 2020 by taking into account impending Korea-US interest rate reversal and high inflation rate. The US Federal Reserve decided to raise the base interest rate by 0.75%p each in the FOMC in September and November 2022, and additional 0.50%p in December 2022, and 0.25% each in February, March and May 2023. The US base interest rate as of the business day immediately preceding the filing date of this SRS ranges between 5.00% and 5.25%. In Korea, the Monetary Policy Board decided to raise the base interest rate by 0.25%p in August 2022, and in just three months after July, the Bank of Korea took a big step of raising the base interest rate (by 0.50%p) to curb inflation and exchange rate on October 12, 2022, and raised the rate by 0.25%p on November 24, 2022 and another 0.25%p on January 13, 2023.However, as there were growing concerns over the national economy, Korea’s base interest rate was frozen three times in a row on February 23, April 11 and May 25, 2023 and is currently 3.50%. The recent market rate at home and abroad are difficult to predict due to economic and political circumstances at home and abroad, as well as various market variables that are out of control. We cannot exclude the possibility that the market rate would continue its upward trend. The increase in market interest rate, which is connected with financing cost, may act unfavorably to the profitability of Woori Bank Co., Ltd., a subsidiary of Woori Financial Group. This may also undermine the profitability of Woori Financial Group’s consolidated financial statement. Investors are advised to take note of these issues.

As COVID-19, which started in China and Asia in early 2020, spread to the United State and Europe and showed signs of dragging on, the FOMC lowered the base interest rate by 0.5%p from 1.50%~1.75% on March 3, 2020 and additional 1%p to 0.00%~0.25% on March 15 of the same year, thereby lowering the base interest rate by 1.5%p in less than one month.

However, with the outbreak of Russia-Ukraine war in early 2022, prices of raw materials such as energy and grains surged and global inflation intensified. The Federal Reserve Chair Powell raised the base interest rate by 0.25%p in March 2022 and by 0.50%p in May 2022 to curb the US’ record-breaking inflation, and took giant steps four times in a row by raising the rate by 0.75%p each in June, July, September and November 2022. In December 2022, the Federal Reserve took a big step to raise the base interest rate by 0.50%p. At the first FOMC meeting held in 2023, Powell implied that the interest rate hike is almost completed, mentioning disinflation. However, he left open the possibility of continued interest rate increases and mentioned that inflation is still high, and judged that the monetary policy is not sufficiently restrictive. Powell raised the base interest rate by 0.25%p each in February, March and May 2023, thereby taking baby steps three times in a row. The US’ current base interest rate is 5.00%~5.25%.

The Bank of Korea sharply lowered the base interest rate from 1.25% to 0.75% at an emergency meeting of the Monetary Policy Board in March 2020, and lowered the rate from 0.75% to 0.50% in May 2020 to support economic recovery by taking into account sluggish economic growth due to COVID-19 and an outlook of low inflation pressure in terms of demand. The base interest rate was kept at 0.50% per annum until August 2021, and then was raised by 0.25%p each to 0.75%, 1.00% and 1.25% in August and November 2021 and in January 2022, respectively. The base interest rate was frozen at 1.25% in February 2022 and then raised again by 0.25%p to 1.50% in April 2022, by 0.25%p to 1.75% in May, 0.50%p to 2.25% in July, 0.25%p to 2.50% in August, 0.50%p to 3.00% in October, to 3.25% in November 2022, and by 0.25%p in January 2023. The base interest rate was frozen three times in a row in February, April and May, 2023, and currently is 3.50%p.

As of the end of 2023 1Q, funds procured by Woori Bank, a subsidiary of Woori Financial Group, are mostly from deposits, and the portion of deposits in Korean currency and in foreign currency accounts for 86.27% of the entire funding amount. In particular, deposits in Korean currency account for 74.41%, of the entire funding amount, which is the largest share therein.

[Funding Performance of Woori Bank (Bank Accounts)]

(Unit: KRW million, %)

Classification	Funding Items	2023 1Q (190th FY, 1Q)			2022 (189th FY)			2021 (188th FY)
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent
Korean currency	Deposit installments	260,309,017	2.65	64.25	260,268,247	1.42	64.63	247,182,494	0.80	68.14
	Negotiable deposit	6,535,724	3.80	1.61	5,263,025	2.19	1.31	2,857,764	0.95	0.79
	Borrowings	8,995,197	2.52	2.22	10,032,259	1.45	2.49	10,005,559	0.77	2.76
	Call money	1,882,183	3.40	0.46	490,885	1.69	0.12	336,242	0.60	0.09
	Others	23,710,838	3.56	5.85	26,647,516	2.40	6.62	23,758,884	1.67	6.55
	Sub-total	301,432,960	2.74	74.41	302,701,932	1.52	75.17	284,140,943	0.87	78.33
Foreign currency	Deposit	30,791,344	2.83	7.60	28,840,923	1.12	7.16	22,972,746	0.20	6.33
	Borrowings	10,594,603	4.09	2.62	10,670,903	1.69	2.65	6,806,027	0.42	1.88
	Call money	602,245	4.33	0.15	559,816	1.88	0.14	435,927	0.12	0.12
	Bonds	5,117,642	6.00	1.26	4,625,240	3.15	1.15	3,946,276	1.43	1.09
	Others	946,733	6.61	0.23	1,044,685	3.00	0.26	816,878	0.09	0.23
	Sub-total	48,052,567	3.54	11.86	45,741,568	1.51	11.36	34,977,854	0.38	9.64
Others	Total capital	24,786,842	—	6.12	23,743,018	—	5.90	23,612,506	—	6.51
	Allowances	451,739	—	0.11	465,595	—	0.12	451,774	—	0.12
	Others	30,395,522	—	7.50	30,057,290	—	7.46	19,587,281	—	5.40
	Sub-total	55,634,102	—	13.73	54,265,902	—	13.48	43,651,561	—	12.03
Total		405,119,630	2.46	100.00	402,709,402	1.32	100.00	362,770,358	0.72	100.00

Note 1) Deposits = Deposits in Korean currency - cheques in the nature of deposit issued by other banks - reserve requirement deposit - interbank adjustment fund (call loan)

* Cheques in the nature of deposit issued by other banks = All cheques issued by other banks - cheques issued by other banks for repayment of current loans - interbank adjustment fund (call money)

* Interest for calculation of interest rate is the interest on deposit and installment savings plus the deposit insurance premium

Note 2) Deposit in foreign currency = Deposit in foreign currency + offshore deposit in foreign currency

Note 3) Borrowings in foreign currency = Borrowings in foreign currency + entrusted money in foreign currency + offshore borrowings in foreign currency

Note 4) Bonds in foreign currency = Bonds in foreign currency + offshore bonds in foreign currency

Note 5) Based on K-IFRS separate financial statements

Source: Woori Financial Group’s quarterly report for 2023 1Q

[Funding Performance of Woori Bank (Trust Accounts)]

                (Unit: KRW million, % )

Classification	Funding Items	2023 1Q (190th FY, 1Q)			2022 (189th FY)			2021 (188th FY)
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent
Costly	Monetary trust	52,295,071	3.57	67.22	48,997,007	1.80	64.20	43,387,904	1.57	62.63
	Borrowings	—	—	—	—	—	—	—	—	—
	Sub-total	52,295,071	3.57	67.22	48,997,007	1.80	64.20	43,387,904	1.57	62.63
Costless	Property trust	24,984,498	—	32.11	26,873,491	—	35.21	25,625,188	—	36.99
	Special reserve	40,133	—	0.05	40,701	—	0.05	40,653	—	0.06
	Others	480,155	—	0.62	406,690	—	0.53	227,381	—	0.33
	Sub-total	25,504,786	—	32.78	27,320,882	—	35.80	25,893,222	—	37.37
Total		77,799,857	—	100.00	76,317,889	—	100.00	69,281,126	—	100.00

Source: Woori Financial Group’s quarterly report for 2023

The recent market rate at home and abroad are difficult to predict due to economic and political circumstances at home and abroad, as well as various market variables that are out of control. We cannot exclude the possibility that the market rate would continue its upward trend.

Deposits in Korean currency account for a significant portion of funding resources of Woori Bank, and thus rise of market interest rate, which is connected with financing cost, may give adverse effect to the profitability of Woori Bank. Investors should note that this matter may affect Woori Financial Group’s profit or loss on a consolidated basis.

E. Possibility of satisfying capital adequacy under the Basel III system

As of 2023 1Q, Woori Financial Group’s BIS total equity ratio is 15.79%, while its Tier 1 and C-Tier 1 are 12.71% and 10.91% respectively, which satisfy such level (total equity ratio: 11.5%; Tier 1: 9.5%; C-Tier 1: 8.0%), including conservation buffer (2.5%) and D-SIB (1.0%), as required by Basel III.

However, in the future, Woori Financial Group may fail to satisfy the capital adequacy ratio because of the following reasons: increase in risky assets due to business deterioration resulting from economic depression in and out of Korea, increase in losses, increase in costs due to disposal of non-performing loans, downward adjustment of securities, increase in foreign exchange rates, change in the minimum capital adequacy ratio due to tightened capital adequacy system, change in calculation method of ratio, change in the Basel Committee standards, and other negative factors affecting the asset soundness and capital adequacy.

Meanwhile, Woori Financial Group was selected as a “Domestic Systemically Important Bank” (D-SIB) of 2022 by the FSC and should accumulate additional 1% equity. If the current equity ratio of Woori Financial Group is also maintained in the future, such equity ratio would be above the ratio required by the Korean government for capital control (total equity ratio: 11.5%; Tier 1: 9.5%; C-Tier: 1 8.0%). However, investors should note that there is still a risk that Woori Financial Group’s equity ratio may fail to meet such ratio as required by the Korean government for capital control in the future as its equity ratio may decrease due to the burden of cost of bad debts resulting from a decline in soundness of corporate loans caused by deterioration of Korean companies’ financial stability.

Therefore, Woori Financial Group is trying to maintain the capital adequacy through continued generation of stable profits, issuance of contingent convertible bonds and risk management. Investors are advised to continuously monitor Woori Financial Group’s capital adequacy.

Global regulators are recently tightening their control over systemically important banks, macro soundness issues, procedures of crisis management, rehabilitation or reorganization, and governance structure. Regulators of developed countries also try to advance the level of supervision of their banks, considering the business size and activities of banks and the resultant complexity of risks. Such efforts are also being made by Korean regulatory authorities.

As of 2023 1Q, Woori Financial Group’s BIS total equity ratio is 15.79%, while its Tier 1 and C-Tier 1 are 13.62% and 11.57% respectively, which satisfy such level (total equity ratio: 11.5%; Tier 1: 9.5%; C-Tier 1: 8.0%), including conservation buffer (2.5%) and D-SIB (1.0%), as required by Basel III.

☐ BIS equity capital ratio of Woori Financial Group

	(Unit: KRW billion, %)
Classification	2023 1Q	2022	2021	2020
BIS equity capital (A)	32,832	31,404	28,980	27,448
Risk-weighted assets (B)	207,957	205,307	192,503	198,269
BIS capital adequacy ratio (A/B)	15.79	15.30	15.05	13.84

Note 1) BIS (Bank for International Settlements) capital adequacy ratio

= Equity capital/risk-weighted assets ×100

Note 2) Calculated based on K-IFRS consolidated financial statements and BASEL III (2020 Internal Rating Method newly approved, 2021 Internal Rating Method approved to gradually apply)

Note 3) Figures of 2023 1Q are tentative ones and thus may be changed.

Source: Woori Financial Group’s quarterly report for 2023 1Q

☐ Woori Financial Group’s equity ability (total equity, Tier 1 and C-Tier 1 ratios)

(Unit: KRW billion)

Classification	End of December 2022 (A)	Article 43 standards (B)	Equity ability ratio (C=A-B)	Equity ability (D=C×risk- weighted assets)
Total equity ratio	15.30%	4.00%	11.30%	23,199.7
Tier 1 ratio	13.62%	3.00%	10.62%	21,803.7
C-Tier 1 ratio	11.57%	2.30%	9.27%	19,032.0

However, in the future, Woori Financial Group may fail to satisfy the capital adequacy ratio because of the following reasons: increase in risky assets due to business deterioration resulting from economic depression in and out of Korea, increase in losses, increase in costs due to disposal of non-performing loans, downward adjustment of securities, increase in foreign exchange rates, change in the minimum capital adequacy ratio due to tightened capital adequacy system, change in calculation method of ratio, change in the Basel Committee standards, and other negative factors affecting the asset soundness and capital adequacy. Accordingly, investors need to continuously monitor the capital adequacy of Woori Financial Group.

With the introduction of control of conservation buffer from January 2016, the FSC prepared the grounds for (i) selecting “systemically important banks and bank holding companies (D-SIB)” in Korea, and imposing additional capital, through amendments of the Banking Business Supervisory Regulations and the Financial Holding Companies Supervisory Regulations, and (ii) selects D-SIBs every year by evaluating systemic importance. On June 24, 2020, the FSC selected and announced 5 bank holding companies and 5 banks, including Woori Financial Group, as D-SIBs for 2021, and on July 13, 2021, selected the same bank holding companies and banks as D-SIBs for 2022.

[Regulatory Authorities’ control of BIS capital]	(Unit: %)

Classification	2015	2016	2017	2018	2019	2020	2021	2022	2023
Minimum C-Tier 1	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
+) Conservation buffer	—	0.625	1.25	1.875	2.5	2.5	2.5	2.5	2.5
+) D-SIB bank	—	0.25	0.5	0.75	1.0	1.0	1.0	1.0	1.0
+) Countercyclical buffer	—	0	0	0	0	0	0	0	0
Minimum Tier 1	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0	6.0
Minimum total equity ratio	8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0	8.0
Minimum ratios for D-SIB banks and bank holding companies
C-Tier 1	4.5	5.375	6.25	7.125	8.0	8.0	8.0	8.0	8.0
Tier 1	6.0	6.875	7.75	8.625	9.5	9.5	9.5	9.5	9.5
Total equity ratio	8.0	8.875	9.75	10.625	11.5	11.5	11.5	11.5	11.5

(Note 1) Countercyclical buffer ratio: It is possible to impose buffer up to 2.5% during credit expansion (currently 0%)

(Note 2) Minimum capital ratio for D-SIB in 2023 is set forth in the table above, and the ratio may be changed later if there occurs any issue regarding countercyclical buffer or D-SIB reselection.

(Source: Edited version of previous Press Release of the FSC including the press release dated July 13, 2021

If the current equity ratio of Woori Financial Group is also maintained in the future, such equity ratio would be above the ratio required by the Korean government for capital control (total equity ratio: 11.5%; Tier 1: 9.5%; C-Tier 1: 8.0%). However, investors should note that there is still a risk that Woori Financial Group’s equity ratio may fail to meet such ratio as required by the Korea government for capital control in the future as its equity ratio may decrease due to the burden of cost of bad debts resulting from a decline in soundness of corporate loans caused by deterioration of Korean companies’ financial stability.

Therefore, Woori Financial Group is trying to maintain the capital adequacy through continued generation of stable profits, issuance of contingent convertible bonds and risk management. Investors are advised to continuously monitor Woori Financial Group’s capital adequacy.

F. Risks related to profitability of subsidiary engaging in card business

Woori Card Co., Ltd. accounts for approximately 4.85% (approximately KRW 45.9 billion) of Woori Financial Group’s consolidated net income for 2023 1Q. Woori Card ranks second only to Woori Bank Co., Ltd., and thus the performance of Woori Card affects the profitability and dividend income of Woori Financial Group. Korean credit card industry has undergone intensive restructuring since the credit card crisis in 2003 and is now in a mature stage. Deterioration of the profitability of Korean credit card industry is expected to continue due to fiercer competition and downward adjustment of card fee rate of merchants. Besides, given the stagnant growth of household income and the growth of household debts, the default ratio of card use charges may increase. Investors should note that deterioration of business profitability of Woori Card due to the above factors may give adverse effect to the financial condition of Woori Financial Group on a consolidated basis.

Woori Card Co., Ltd. accounts for approximately 4.85% (approximately KRW 45.9 billion) of Woori Financial Group’s consolidated net income for 2023 1Q. Woori Card ranks second only to Woori Bank Co., Ltd., and thus the performance of Woori Card affects the profitability and dividend income of Woori Financial Group. Consolidated net income of Woori Card as of the end of 2022 is approximately KRW 204.7 billion, which increased by 2.01% than 2021 (approximately KRW 200.7 billion). The consolidated net income of Woori Card for 2023 1Q was KRW 45.9 billion, which decreased by 46.29% than the same period of the previous year (KRW 85.5 billion). The credit card business is a typical local demand-based business, and thus highly affected by changes in local consumption and overall macroeconomy. Recently, Korean credit card market is saturated and its quantitative growth is slowing. Traditional revenue sources of card companies are shrinking due to lowering card fee for expanded scope of small and medium-sized merchants, and restriction on total amount of loans, which are required by the regulators.

[Woori Card’s business performance]
(Unit: KRW million)

Classification	2023 1Q	2022 1Q	2022	2021
Operating income	56,919	114,458	276,651	271,241
Net income	45,940	85,537	204,764	200,725

(Unit: KRW million, %)

Classification	March 2023		2022		2021
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Revenue from purchases by using credit cards	141,330	25.8	554,012	30.2	502,482	32.9
Revenue from short-term credit card loans	25,511	4.7	125,354	6.8	97,811	6.4
Revenue from long-term credit card loans	88,678	16.2	375,630	20.5	401,616	26.3
Revenue related to revolving contracts	19,697	3.6	72,750	4.0	59,886	3.9
Annual fee revenue	24,571	4.5	94,634	5.2	92,041	6.0
Other revenue from credit cards	28,547	5.2	116,285	6.3	75,506	4.9
Interest revenue Note)	40,776	7.5	110,369	6.0	28,605	1.9
Revenue from installment financing	11,697	2.1	51,001	2.8	39,048	2.6
Lease revenue	15,158	2.8	46,724	2.5	20,813	1.4
Other revenue	151,149	27.6	290,055	15.7	210,871	13.7
Total	547,114	100.0	1,836,814	100.0	1,528,680	100.0

Note) Interests on deposits, loans, etc.

Source: Woori Financial Group’s quarterly report for 2023 1Q

[Performance of Funding by Woori Card]

(Unit: KRW million, %)

Classification	Funding Items	March 2023			2022			2021
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent
Korean currency	Call money	—	—	—	—	—	—	—	—	—
	Borrowings	2,485,676	3.14	15.45	2,296,032	2.56	14.57	492,123	1.69	3.79
	Bonds	8,558,643	2.47	53.19	8,542,900	2.09	54.20	7,954,620	1.88	61.34
	Others	1,536,284	0.00	9.55	1,461,604	0.00	9.27	1,426,090	0.00	11.00
	Sub-total	12,580,603	2.30	78.19	12,300,536	1.93	78.04	9,872,833	1.60	76.13
Foreign currency	Bonds	1,097,678	2.86	6.82	1,097,939	1.62	6.97	926,607	1.24	7.15
	Borrowings	33,988	8.43	0.21	13,544	8.61	0.09	4,587	1.81	0.04
	Others	9,139	0.00	0.06	6,921	0.00	0.04	5,633	0.00	0.04
	Sub-total	1,140,805	3.00	7.09	1,118,404	1.69	7.10	936,827	1.24	7.23
Others	Total capital	2,369,326	0.00	14.72	2,341,524	0.00	14.86	2,158,223	0.00	16.64
Total		16,090,734	2.01	100.00	15,760,464	1.63	100.00	12,967,883	1.30	100.00

Source: Woori Financial Group’s quarterly report for 2023 1Q

[Fund management performance by Woori Card]

(Unit: KRW million, %)

Classification	Management Items	March 2023			2022			2021
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent
Korean currency	Cash and deposits	683,031	3.36	4.24	587,970	2.12	3.73	267,140	0.65	2.06
	Call loan	—	—	—	—	—	—	—	—	—
	Securities	84,806	3.45	0.52	151,218	2.26	0.96	272,938	0.59	2.10
	Loan receivables	14,572,684	13.15	90.57	14,289,147	12.42	90.66	11,803,177	12.80	91.02
	Sub-total	15,339,801	13.01	95.33	15,028,335	12.20	95.35	12,343,255	12.52	95.18
Foreign currency	Cash and deposits	8,642	3.03	0.05	6,830	4.68	0.04	4,323	5.62	0.03
	Loan receivables Note)	128,189	18.65	0.80	57,111	21.63	0.37	25,515	28.00	0.20
	Others	2,669	—	0.02	1,821	—	0.01	1,199	—	0.01
	Sub-total	139,500	17.33	0.87	65,762	20.16	0.42	31,037	24.86	0.24
Others	Tangible and intangible assets	209,306	—	1.30	135,829	—	0.86	97,198	—	0.75
	Other assets	402,127	—	2.50	530,538	—	3.37	496,393	—	3.83
	Sub-total	611,433	—	3.80	666,367	—	4.23	593,591	—	4.58
Total		16,090,734	12.55	100.00	15,760,464	11.72	100.00	12,967,883	11.98	100.00

Note) Interest rate of loan receivables in foreign currency for 2021: Interest rate under loan agreements involving Tutu Finance-WCI Myanmar

Interest rate of loan receivables in foreign currency for 2022 and 2023: Weighted average interest rate of loans involving Tutu Finance-WCI Myanmar and Woori Finance Indonesia

Source: Woori Financial Group’s quarterly report for 2023 1Q

On December 23, 2021, the FSC, the FSS and the CREFIA announced a card fee reorganization plan. Credit card companies’ fee rate has been recalculated every three years since 2012 in accordance with Article 18-3 (Prohibition, etc. of Discrimination in Merchant Fee Rates) of the SCFBA and Article 25-4 (Matters to Comply with in Calculating Merchant Fee Rates) of the Regulation on Supervision of Specialized Credit Financial Business. At the center of the 2022 reorganization plan is reduction of fees payable by petty merchants and improvement of systems to establish a sustainable fee system. The adjustment of merchant fee rates varies by annual turnover of merchants. Approximately 60% of the adjustment amount (KRW 470 billion) has been distributed to petty merchants with annual turnover of KRW 300 million or less, approximately 30% to small and medium-sized merchants with annual turnover of KRW 300 million ~ KRW 1 billion, and approximately 10% to small and medium-sized merchants with annual turnover of KRW 1 billion ~ KRW 3 billion, thereby decreasing the fee rate by 0.1%p ~ 0.3%p by annual turnover section of merchants (based on payment by credit cards). Given the level of decrease in sales of the payment sector which is expected to occur due to the reduction of the merchant fee rate and the response capabilities that credit card companies have demonstrated in the past, a decline in profitability appears to be inevitable following the reduction of the merchant fee rate, but the profitability is expected to gradually recover. However, in light of unfavorable circumstances involving credit card companies, the recovery of profitability may be weaker than the past.

Korean credit card industry grew rapidly due to the government’s tax benefits, the expanded scope of card payments, and the launch of new products providing various value added services, but has undergone intensive restructuring since the credit card crisis in 2003 and is now in a mature stage. The profitability of card companies may decrease due to fiercer competition in limited market, public consumption shrinks due to sluggish economic growth, and downward adjustment of card fee rate of merchants. If Woori Card’s business profitability deteriorates due to the aforementioned factors, it may also affect Woori Financial Group’s financial status on a consolidated basis. Investors should take note of this.

G. Risks related to profitability of subsidiary engaging in capital financing business

Woori Financial Capital Co., Ltd. accounts for approximately 4.14% (approximately KRW 39.2 billion) of Woori Financial Group’s consolidated net income for 2023 1Q. The profit structure of Woori Financial Capital Co., Ltd. is focused on auto financing and individual and general loans based on credit financial business. In particular, as of 2023 1Q, the portion of the auto financing assets accounts for approximately 50% of the entire assets, indicating its heavy reliance on auto financing assets. Such a profit structure may prove vulnerable to economic fluctuation or changes of conditions in the industry. Investors should take note of this.

Woori Financial Capital Co., Ltd. was formerly Korea Installment Finance, which was incorporated in 1994 and then changed its name to Daewoo Capital in 1999. In 2005, Daewoo Capital was acquired by Aju Corporation and then changed its name to Aju Capital in 2009. In 2017, Aju Capital was acquired by Well to Sea No. 3 Investment Purpose Company Co., Ltd. and its largest shareholder was changed to Woori Financial Group in 2020. With more than 28 years of experience, Woori Financial Capital Co., Ltd. has built a market position in the capital business based on its know-how specialized in the auto financing sector. Woori Financial Capital Co., Ltd. focused on domestic new vehicle financing in its early years, and started a used vehicle financing business in 2001 and an imported vehicle financing business in 2004, launched personal credit loan products in 2006 and entered a long-term vehicle rental business in 2014, thereby continuously expanding its business scale.

Consolidated net income of Woori Financial Capital Co., Ltd. as of 2023 1Q is KRW 39.2 billion, which accounts for 4.14% of Woori Financial Group’s net income.

[Business Performance Status]

(Unit: KRW million)

Classification	2023 1Q	2022 1Q	2022	2021
Operating revenue	375,446	291,847	1,324,198	998,726
Operating expense	325,712	224,892	1,070,984	807,965
Operating profit	49,734	66,955	253,214	190,760
Net income before tax	49,729	66,950	251,378	173,817
Net income	39,224	49,127	183,328	140,579

Note) Based on K-IFRS consolidated financial statements

Source: Woori Financial Capital’s quarterly report for 2023 1Q

The basis for profit creation of Woori Financial Capital Co., Ltd. is composed of two parts. Roughly, it is composed of auto financing and non-auto financing. The auto financing is the purpose of incorporation and simultaneously it is the main business area of Woori Financial Capital. Woori Financial Capital has been expanding the scope of business, with its long experience in the business and accumulated expertise, to include not just domestic new cars but also imported cars and used cars. Since 2007, Woori Financial Capital sought to diversify business portfolios to include non-auto financing sector by laying emphasis on such areas as sales of property PF loans, personal credit facilities and housing mortgage loans. However, Woori Financial Capital’s reliance on auto financing remains relatively high. With such an unevenly distributed business structure, Woori Financial Capital may easily be influenced by economic fluctuation and changing environment surrounding the auto financing market.

[Status of assets in each business segment]

(Unit: KRW 100 million)

Business segments	2023 1Q	2022	2021
Installment financing	14,435	15,040	12,896
Lease financing	22,578	22,559	17,360
Ordinary loans (car loans, etc.)	58, 662	62,788	58,589
New technology financing and investment financing	18, 440	18,698	12,512
Total	114, 115	119,085	101,357

2021: Woori Savings Bank is excluded as it was sold off (See Disclosure on Decision on Disposal of the Shares and Subscription Certificates of Other Companies on March 5, 2021)

Source: Woori Financial Capital Co., Ltd.’s quarterly report for 2023 1Q

The retail car market is sensitive to economy and may rapidly contract in times of depression. Therefore, potential interest rates hike depending on economic outlook as well as monetary policy are likely to affect the performance and asset soundness of Woori Financial Capital. In the case of such brands that account for a large portion of domestic car market such as Hyundai, Kia, Renault and Ssangyong, captive companies have established a firm foothold in the market. Recent car retail market trend shows an increase of market share by credit card companies and capital companies affiliated with car makers by offering financial products in the form of a package linked to such makers. Investors should be aware that as Woori Financial Capital Co., Ltd. is not an affiliate or an associate of a car maker, its sales stability amid economic fluctuation and changing market conditions is less competitive than that of an affiliate or an associate of a car maker.

H. Risk of profitability of subsidiary engaging in the merchant banking business

As of 2023 1Q, Woori Investment Bank Co., Ltd. accounts for around 0.85% (approximately KRW 80.1 billion) of Woori Financial Group’s consolidated net income. Competition has become fiercer in the merchant banking industry, which used to be the only financial industry in which the companies were permitted to concurrently engage in other financial business activities, because more financial institutions are participating in this market. Accordingly, it is difficult for Woori Investment Bank to improve its profitability only based on spread between deposits and loans. Woori Investment Bank is trying to expand its business areas focusing on the IB business and to increase the portion of fee income. However, if Woori Investment Bank’s profitability deteriorates due to fiercer competition with other financial institutions and poor performance of new business, the profitability of Woori Financial Group would be adversely affected thereby. Investors should keep this in mind.

As of 2023 1Q , Woori Investment Bank Co., Ltd. accounts for around 0.85% (approximately KRW 80.1 billion) of Woori Financial Group’s consolidated net income. Gwangju Investment Bank (renamed to Woori Investment Bank Co., Ltd.) was established in 1974 to provide short-term trade financing services, and changed to a merchant bank in 1994 to include international financing services, securities services, etc. into its business purposes. On June 21, 2013, it became a subsidiary of (old) Woori Financial Group. As a result of merger between Woori Financial Group and Woori Bank, Woori Investment Bank became a subsidiary of Woori Bank on November 3, 2014. Thereafter, through comprehensive share exchange, it became again a subsidiary of Woori Financial Group on September 10, 2019.

Competition has become fiercer in the merchant banking industry, which used to be the only financial industry in which the companies were permitted to concurrently engage in other financial business activities, because more financial institutions are participating in this market. Accordingly, it is difficult for Woori Investment Bank to improve its profitability only based on spread between deposits and loans. Woori Investment Bank is trying to expand its business areas focusing on the IB business and to increase the portion of fee income. However, if Woori Investment Bank’s profitability deteriorates due to fiercer competition with other financial institutions and poor performance of new business, the profitability of Woori Financial Group would be adversely affected thereby. Investors should keep this in mind.

<Business Performance of Woori Investment Bank>

(Unit: KRW million)

Classification	2023 1Q	2022 1Q	2022	2021	2020
Operating income	10,496	26,593	122,988	104,028	68,105
Net income	8,008	19,989	91,794	79,924	62,233

Note) Based on K-IFRS consolidated financial statements

Source: Woori Investment Bank’s quarterly report for 2023 1Q

<Type of Business of Woori Investment Bank>

(1) Deposits and loans

Classification		Description
Deposits	Time deposit (issued note)	Fixed interest rate products that are directly issued by Woori Investment Bank and suitable for short-term management of cash to be matured within one year
	CMA Note (issued note-type CMA)	Fixed interest rate products that combine the advantages of CMA and those of issued notes and can be deposited and withdrawn at any time
	CMA (cash management account)	Products, by which Woori Investment Bank manages the monies deposited by customers and pays the profits from such management and which can be deposited and withdrawn at any time
	The Joeun installment saving	Periodic installment savings with fixed interest rate that are for suitable for stable saving of money
	Time deposit for retirement pension	Financial products with fixed interest rate issued directly by Woori Investment Bank for the purpose of managing retirement pension reserves, which will be matured within one year
	CP	CPs that are issued by eligible issuers selected by Woori Investment Bank through strict credit test and sold to customers of Woori Investment Bank. These products have high rate of return based on the market interest rate.
Loans	Note discount	Purchase, at discounted price, of notes issued, endorsed, accepted or guaranteed by good companies, which are selected by Woori Investment Bank, to the extent not exceeding such limit as separately determined based on the creditworthiness of such good companies
	Factoring (CP discount)	Immediate purchase, at discounted price, of CPs issued or endorsed by good companies, through simple procedures
	Negotiation and discount of trade bill	In order to alleviate the financial burden of exporters before shipment, Woori Investment Bank purchases, at discounted price, trade bills issued based on export L/Cs or local L/Cs, and also purchases, at discounted price, trade bills negotiated by other financial institutions.
	Note guarantee, and payment guarantee	Provision of guarantee for notes issued, endorsed, accepted or guaranteed by eligible companies, which are selected by Woori Investment Bank, and provision of guarantee for payment in Korean currency for such companies
	Medium and long term loans in Korean currency	Provision of medium and long term loans as required by companies for capital expenditure
	Project Financing	Feasibility study and financial consultation for large-scale investment projects, arrangement of comprehensive financing, and provision of required funds

(2) International financing business

Classification	Description
Foreign exchange	Services for L/C, foreign exchange trading, and purchase and collection of export drafts, etc.
Provision of loans in foreign currency	Provision of foreign currency funds, which are raised from international financial markets to Korea companies to support their investments in facilities and foreign countries
Local import usance	Woori Investment Bank pays, on behalf of an importer, for the imported goods based on the import L/C, and requests the importer to reimburse such payment on a deferred basis.
Offshore Banking	Provision of loans in foreign currency to overseas subsidiaries or joint ventures of Korean companies for their operation and capital expenditures.
Guarantee for payment in foreign currency	Issuance of guarantee for payment in foreign currency as required by companies to borrow foreign currency funds in or out of Korea or to receive order for construction in foreign countries
Arrangement of international financing	Arrangement of services for overall international financing, and provision of services related thereto; arrangement of inflow of foreign currency, issuance of bonds denominated in foreign currency, or technology introduction; and purchase, at discounted price, of export drafts on a deferred payment basis
Arrangement of investment by Korean companies in foreign countries	Arrangement of investment and other procedures for companies that desire to participate in foreign markets
FX dealing	Woori Investment Bank collects, analyzes, and predicts the information on changes in international financial environment to buy and sell dollars and other foreign currencies.

(3) Securities business

Classification	Description
Arrangement of issuance of corporate bonds, and guarantee for repayment

•  Arrangement of issuance and underwriting of corporate bonds to enable companies to directly and stably raise funds

•  Provision of guarantee for repayment of principal and interest of corporate bonds to enable companies to issue their corporate bonds without difficulty

Trading of securities	Woori Investment Bank acts as an institutional investor through trading securities such as stocks and public bonds. To help its customers in managing their surplus funds, the Company sells and repurchases government bonds, public bonds and corporate bonds according to market interest rate.
Issuance of merchant bank bonds	Woori Investment Bank may raise medium and long term funds by issuing merchant bank bonds to provide companies with medium and long term financial resources.
Arrangement of M&A	If its client desires to acquire or merge with a Korean or foreign company, Woori Investment Bank selects and evaluate the target company and finances the funds as required for such M&A.
Crowd Funding	Woori Investment Bank acts as a bridge between a company in need of funds and the public through online platforms, and provides services incidental thereto, such as funding review/investment advertisement/subscription management.

[Performance of Funding by Woori Investment Bank]

(Unit: KRW million, %)

Classification	Funding Items	2023 1Q			2022			2021
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent
Korean currency	Deposit	4,018,381	4.38	68.59	3,810,564	2.42	66.89	3,144,023	1.44	65.52
	Borrowings	837,829	3.46	14.30	899,843	2.38	15.80	642,540	0.90	13.39
	Others	54,250	—	0.93	130,326	—	2.29	250,685	—	5.22
	Sub-total	4,910,460	4.18	83.82		2.35	84.98	4,037,248	1.27	84.14
Others	Total capital	437,102	—	7.46		—	7.67	437,102	—	9.11
	Allowance	64,226	—	1.10		—	0.85	33,876	—	0.71
	Others	446,428	—	7.62	370,250	—	6.50	290,172	—	6.05
	Sub-total	947,756	—	16.18		—	15.02		—	15.86
Total		5,858,216	3.50	100.00	5,696,410	2.00	100.00	4,798,398	1.06	100.00

Note 1) Average balance: average of daily balances

Source: Quarterly report for 2023 1Q

[Fund management performance by Woori Investment Bank]

(Unit: KRW million, %)

Classification	Management Items	2023 1Q			2022			2021
		Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent	Average Balance	Interest Rate	Percent
Korean currency	Deposits	586,209	3.34	10.01	422,290	2.24	7.41		0.60	4.60
	Securities	1,085,221	7.11	18.52	1,148,816	1.66	20.17	1,509,476	0.91	31.46
	Loans	3,609,854	6.49	61.62	3,515,361	5.17	61.71	2,404,523	4.75	50.11
	Private placement bonds	369,703	4.79	6.31	414,335	4.83	7.27	439,613	4.09	9.16
	Others	—	—	—	—	—	—	—	—	—
	Allowance for bad debts (Δ)	44,161	—	0.75	31,393	—	0.55	18,012	—	0.38
	Sub-total	5,606,826	6.22	95.71	5,469,409	4.21	96.02	4,556,462	3.23	94.96
Foreign currency	Deposits	1,005	1.61	0.02	904	0.22	0.02	746	—	0.02
	Securities	1,639	1.65	0.03	1,929	6.34	0.03	2,337	2.37	0.05
	Sub-total	2,644	1.64	0.05	2,833	4.39	0.05	3,083	1.80	0.06
Others	Cash	14	—	0.00	13	—	0.00	16	—	0.00
	Tangible assets for business	9,532	—	0.16	8,919	—	0.16	8,067	—	0.17
	Others	239,200	—	4.08	215,236	—	3.78	230,770	—	4.81
	Sub-total	248,746	—	4.25	224,168	—	3.94	238,853	—	4.98
Total		5,858,216	5.96	100.0	5,696,410	4.05	100.00	4,798,398	3.07	100.00

Note 1) Average balance = Average of daily balances

Note 2) Interest rate: Includes sales and purchase, and profit loss on valuation

Source: Quarterly report for 2023 1Q

I. Risks from contingent liabilities and commitments

Due to the nature of financial industry, to which Woori Financial Group belongs, there may occur litigations and contingent liabilities in the course of business activities. If the amount of such litigations and contingent liabilities becomes large, it may give adverse effect not only to the performance of subsidiaries but also to that of Woori Financial Group. As of the business day immediately preceding the filing date of this SRS, there are outstanding payment guarantees, etc. of Woori Financial Group, which are related to pending litigations and business activities of its subsidiaries. As of the date immediately preceding the filing date of this SRS, there are 520 litigations (excluding litigations brought to merely extend prescription in relation to loans and litigations involving fraud) brought against member companies of Woori Financial Group (total litigation value: KRW 575,835 million), and the litigation provision is KRW 25,675 million. We cannot reasonably foresee the results of pending litigations, and Woori Financial Group’s financial condition could be affected by the judgments thereof to certain extent. Investors should take note of this.

Due to the nature of financial industry, to which Woori Financial Group belongs, there may occur litigations and contingent liabilities in the course of business activities. If the amount of such litigations and contingent liabilities becomes large, it may give adverse effect not only to the performance of subsidiaries but also to that of Woori Financial Group. As external uncertainty factors such as Russia-Ukraine war, resurgence of COVID-19 variant and inflation pressure expand, Korea’s economic growth is also expected to remain low, and such slowdown would weigh on the profitability and asset soundness of Korean banks. If the size of contingent liabilities (payment guarantees, litigations, etc.) arising from business operation expands, it may adversely affect subsidiaries and Woori Financial Group. Investors should take note of this.

As of the date immediately preceding the filing date of this SRS, material litigations (with litigation value of KRW 10 billion or more) of Woori Financial Group (including its subsidiaries) are as follows.

Woori Financial Group

-No litigations whose value equals or exceeds KRW 10 billion

Woori Bank

It was prepared based on litigations whose value equals or exceeds KRW 10 billion, excluding litigations related to follow-up management of credit or tax, joint litigations (with other creditors), and litigations for fraud.

(1) Lawsuits brought by Woori Bank

1) Request for payment of additional receivables sale price

Classification	Description
Date of initiation	• May 30, 2017
Parties	• Plaintiff: Woori Bank Co., Ltd. • Defendant: ○○○○○ Bank and 8 others
Purpose of lawsuit

•  Woori Bank received the profit and loss settlement amount and the receivables sale price, except the amount to which Woori Bank reserved its right to raise objection, as a result of withdrawal from a creditor financial institutions council of ○○○○○○ Co., Ltd. (borrower).

•  Woori Bank brought this lawsuit against the council to re-settle, and request the payment of, the profit and loss amount and the additional receivables sale price, to which Woori Bank had reserved its right to raise objection.

Litigation value	• KRW 129.4 billion (after request for payment of part of litigation value (KRW 5.1 billion), the litigation value increased to KRW 129.4 billion in 2020 4Q.)
Status	• Pending at the court of the second instance (Woori Bank partially prevailed at the court of first instance)
Future schedule and counteractions	• Participating at the second instance through a counsel
Effect from result of litigation	• In case Woori Bank’s argument is additionally accepted at the court of second instance, Woori Bank can additionally receive judgment amount.

2) Request for payment of damages

Classification	Description

Date of initiation	• January 18, 2022

Parties	• Plaintiff: Woori Bank Co., Ltd. • Defendant: ○○○○ Financial Investment Co., Ltd. and 1 other

Purpose of lawsuit

•  Losses occurred in the Lime Trade Finance Fund sold by Woori Bank, and Woori Bank accepted the dispute settlement proposal of the Financial Supervisory Service’s Dispute Resolution Committee and returned all investment amount to customers who subscribed to the fund.

•  Woori Bank brought this lawsuit against ○○○○ Financial Investment Co., Ltd., etc. to recover its damage due to the return of the investment amount

Litigation value	• KRW 64.7 billion

Status	• Pending at the court of first instance

Future schedule and counteractions	• Participating at the trial through a counsel

Effect from result of litigation	• In case Woori Bank’s argument is accepted in its entirety, Woori Bank can receive the judgement of approximately KRW 64.7 billion.

3) Objection to penalty related to investment advertising, etc.

Classification	Description

Date of initiation (date of appeal)	• May 22, 2020 (date when a written objection was submitted to the FSC)

Parties (claimant and respondent)	• Claimant (party in violation): Woori Bank Co., Ltd. • Respondent (imposing authority): FSC

Classification	Description

Purpose of lawsuit (purpose of appeal)

•  On March 25, 2020, the Respondent imposed a penalty of KRW 19,710,000,000 on the Claimant for violation of provisions regarding investment advertising under the FISCMA, but the Claimant raised an objection thereto.Note 1)

Litigation value (penalty subject on appeal)	• Penalty: KRW 19.7 billion

Status	• Summary trial in progress Note 2)

Future schedule and counteractions	• Participating at the summary trial through a counsel

Effect from result of litigation	• In case of winning the trial, the penalty may be cancelled or reduced.

Note 1) Under the Act on the Regulation of Violation of Public Order, if a person receives a notice on imposition of penalty, he/she may file an objection with the relevant administrative agency within 60 days from receipt of such notice. In such case, such imposition will be temporarily invalid until and unless a court confirms such imposition and/or imposition amount.

Note 2) This case is a non-contentious one, and thus in the process of summary trial.

4) Objection to penalty related to obligation to report large cash transactions

Classification	Description

Date of initiation (date of appeal)	• May 29, 2020 (date when a written objection was submitted to the Financial Intelligence Unit)

Parties (claimant and respondent)	• Claimant (party in violation): Woori Bank Co., Ltd. • Respondent (imposing authority): Commissioner of Financial Intelligence Unit

Purpose of lawsuit (purpose of appeal)

•  On April 3, 2020, the Respondent imposed a penalty of KRW 16,543,600,000 on the Claimant for violation of obligation to report large cash transactions, but the Claimant raised an objection thereto.Note 1)

Litigation value (penalty subject on appeal)	• Penalty: KRW 16.5 billion

Status	• Summary trial was closed and formal procedure is in progress Note 2)

Future schedule and counteractions	• Participating at the trial through a counsel

Effect from result of litigation	• In case of winning the trial, the penalty may be cancelled or reduced.

Note 1) Under the Act on the Regulation of Violation of Public Order, if a person receives a notice on imposition of penalty, he/she may file an objection with the relevant administrative agency within 60 days from receipt of such notice. In such case, such imposition will be temporarily invalid until and unless a court confirms such imposition and/or imposition amount.

Note 2) This case is a non-contentious one, and thus was carried out as summary trial, and KRW 2,481,540,000 was imposed as a penalty. The respondent appealed to such imposition, and the summary trial was closed and formal procedure is in progress.

(2)	Lawsuits brought against Woori Bank

1) Indemnification for damage

Classification	Description

Date of initiation	• April 13, 2017

Parties	• Plaintiff: ○○○○ Co., Ltd. • Defendant: Woori Bank Co., Ltd.

Purpose of lawsuit

•  Asserting that Woori Bank had violated the principle of suitability and duty of explanation when selling currency option products, the Plaintiff, which suffered loss from currency option products, brought a lawsuit against Woori Bank for damages.

Litigation value	• KRW 73.4 billion

Status	• Pending at the Supreme Court (appeal court dismissed the allegations of both of the parties.) Woori Bank partially (86%) won the first instance.

Future schedule and counteractions	• Participating at the trial through a counsel

Effect from result of litigation

•  Judgment by the court of the first instance was paid in advance. Additional financial risk is low because it is unlikely that higher damages will be determined by the Supreme Court.

•  Woori Bank may collect part of the prepaid judgment depending on the decision of the Supreme Court.

2) Claim for wages and severance pay

Classification	Description

Date of initiation	• November 17, 2020

Parties	• Plaintiff: ○○○○○ Kwak and five others • Defendant: Woori Bank Co., Ltd.

Purpose of lawsuit

•  Plaintiffs brought a lawsuit against Woori Bank to seek payment of wages and severance pay, asserting that the amended HR regulations are invalid and thus the expression of their intent to make early retirement by mistake should be cancelled lawfully.

Litigation value	• KRW 2.17 billion Note 1)

Status	• Woori Bank obtained favorable decision at the court of second instance (September 30, 2022)

Future schedule and counteractions	• If plaintiffs appeal to the Supreme Court, Woori Bank intends to participate at the trial through a counsel

Effect from result of litigation	• In case of losing the lawsuit, similar lawsuits may be brought against Woori Bank.

Note 1) Thirty-three plaintiffs increased the litigation value to KRW 10.3 billion in 2021 3Q following the request for part (KRW 3.3 billion) of the litigation value for the trial. However, only six of the plaintiffs appealed after Woori Bank prevailed at the court of first instance.

Woori Card

N/A (No litigation whose value equals or exceeds KRW 10 billion)

Woori Financial Capital

N/A (No litigation whose value equals or exceeds KRW 10 billion)

Woori Investment Bank

(1) Lawsuits brought by Woori Investment Bank

1) Preliminary attachment for receivables (other (monies)) (Suwon District Court Case No. 2022Kadan505635)

Classification	Description

Date of initiation	• October 11, 2022

Parties	• Creditor: Woori Investment Bank • Debtor: ○○○○○ Co., Ltd.

Purpose of lawsuit	• Right to claim for registration of ownership transfer and preliminary attachment for receivables

Litigation value	• KRW 10.3 billion

Status	• Application for preliminary attachment was accepted on October 19, 2022.

Future schedule and counteractions	• Unless any negotiation regarding payment of receivables is carried out, a lawsuit on the merits will be brought.

Effect from result of litigation	• If the business place of ○○○○ ○ Co., Ltd., which is the actual owner of ○○○ is put under preliminary attachment, the possibility of recovering the loan increases.

Woori Asset Trust

(1)	Lawsuits brought by Woori Asset Trust

•	N/A (No litigation whose value equals or exceeds KRW 10 billion)

(2) Lawsuits brought against Woori Asset Trust

1) Request for performance of procedures for change of holders of beneficiary interest

Classification	Description

Date of initiation	• March 4, 2020

Parties	• Plaintiffs: ○○ Kim and 9 others • Defendants: Woori Asset Trust, Ltd. and 5 others

Purpose of lawsuit

•  Asserting that some of the Defendants had transferred their beneficiary interest to the Plaintiffs, the Plaintiffs filed a lawsuit requesting performance of procedures for change of holders of beneficiary interest.

Litigation value	• KRW 10.6 billion

Status	• The portion of lawsuit involving Woori Asset Trust was withdrawn on March 31, 2022.

Future schedule and counteractions	• Lawsuit has been closed.

Effect from result of litigation	• Impact on Woori Asset Trust’s proprietary property is low because it relates to property entrusted to Woori Asset Trust.

2) Compensation for damages

Classification	Description

Date of initiation	• April 16, 2021

Parties	• Plaintiff: An ○ Regional Housing Association • Defendant: Woori Asset Trust and one other

Purpose of lawsuit	• The plaintiffs delegated duties to Woori Asset Trust, etc., and claimed for damage arising from breach of contract and malpractice.

Litigation value	• KRW 15.8 billion

Status	• Pending at the court of first instance

Future schedule and counteractions	• Participating at the trial through a counsel

Effect from result of litigation	• The plaintiff brought the lawsuit for Woori Asset Trust’s fault, and if Woori Asset Trust loses the lawsuit, losses may occur in Woori Asset Trust’s proprietary property.

3) Registration of cancellation of registration of ownership transfer

Classification	Description

Date of initiation	• November 15, 2021

Parties	• Plaintiff: ○○ Urban Corporation • Defendants: Woori Asset Trust, Ltd. and one other

Purpose of lawsuit	• The plaintiff was the owner of trust property and claimed for cancellation of registration of ownership transfer for invalid sale and purchase agreement with the trustor

Litigation value	• KRW 13.9 billion

Status	• Woori Asset Trust lost the lawsuit at the court of first instance • Pending at the court of second instance

Future schedule and counteractions	• Participating at the trial through a counsel

Effect from result of litigation	• Impact on Woori Asset Trust’s proprietary property is low because it relates to property entrusted to Woori Asset Trust.

4) Construction costs

Classification	Description

Date of initiation	• December 22, 2021

Parties	• Plaintiff: ○○ Construction Co., Ltd. • Defendants: Woori Asset Trust, Ltd. and one other

Purpose of lawsuit	• The plaintiff was the contractor and claimed for the outstanding interim progress payment and default interest.

Litigation value	• KRW 15.9 billion

Status	• Pending at the court of first instance

Future schedule and counteractions	• Will participate at the trial through a counsel

Effect from result of litigation	• Impact on Woori Asset Trust’s proprietary property is low because it relates to property entrusted to Woori Asset Trust.

Woori Savings Bank

•	N/A (No litigation whose value equals or exceeds KRW 10 billion)

Woori Asset Management

N/A (No litigation whose value equals or exceeds KRW 10 billion)

☐ Status of bills and checks for security

N/A

☐ Other Contingent Liabilities, etc.

[Guarantees for Payment]

(Unit: KRW million)

Classification	2023 1Q	2022	2021
Guarantees for Fixed Payment (*)
Guarantees for Loan Collateral Payment	45,284	39,684	38,897
Acquisition	495,661	501,921	622,758
Guarantees for Acceptance of Imported Goods	102,688	97,920	111,195
Other Guarantees for Fixed Payment	6,578,333	6,847,713	7,141,110
Total	7,221,966	7,487,238	7,913,960
Guarantees for Unfixed Payment
Guarantees for Local L/C	250,759	150,075	243,071
Guarantees for Import L/C	2,838,235	3,014,228	3,186,513
Other Guarantees for Unfixed Payment	1,294,382	1,144,498	778,089
Total	4,383,376	4,308,801	4,207,673
Commitments to Purchase Commercial Papers, etc.	436,966	125,547	791,729
Total	12,042,308	11,921,586	12,913,362

(*) The amount of financial guarantees as of the end of 2023 1Q and the end of 2022 includes KRW 3,171,312 million and KRW 3,095,091 million, respectively.

Source: 2023 Quarterly Business Report of Woori Financial Group

[Details of the Loan Agreement]

(Unit: KRW million)

Classification	2023 1Q	2022	2021
Loan Agreement	123,040,782	118,172,070	70,387,647
Other Agreements	7,815,125	7,107,828	4,322,265

Source: 2023 Quarterly Business Report of Woori Financial Group

☐ Details of other agreements

1) Woori FIS, which is a company controlled by Woori Financial Group, is being provided a cap of KRW 6.457 billion in payment bond for bid bonds and contractual/warranty bonds from Korea Software Financial Cooperative as of the end of this quarter, but none has been executed. Investment into the Korea Software Financial Cooperative has been provided as a collateral for the foregoing bond. Also, Woori FIS is currently being provided payment bond of KRW 374 million in relation to return of company kindergarten subsidies from Seoul Guarantee Insurance as of the end of this quarter.

2) Woori FIS, a company controlled by Woori Financial Group, is in a year-long (Nov. 16, 2022 ~ Nov. 16, 2023) agreement with Shinhan Bank for short-term loan with a cap of KRW 20 billion. As of the end of the current quarter, and there has been no execution of the short-term loan as of the end of this quarter.

3) Woori Savings Bank, a company controlled by Woori Financial Group, is being provided a guarantee of KRW 1.219 billion from Seoul Guarantee Insurance in relation to provisional attachments, etc. for the collection of loans, as of the end of this quarter.

4) Woori Asset Trust Co., Ltd., which is a company controlled by Woori Financial Group, made commitments to bear the obligation to complete construction related to 78 cases of businesses including the residential-commercial complex at Udong, Haeundae-gu, Busan as of the end of this quarter. Managed land trust with commitments to completion of construction is a trust bearing the obligation to complete construction if the construction fails to bear such obligation, and bearing the obligation to compensate the damage incurred by the loan financial institution if the company fails to bear such obligation. The total amount of the Woori Asset Trust’s PF loan from the PF loan financial institution put in the business of managed land trust with commitments to completion of construction as of the end of this quarter is KRW 3,457,211 million. Additional losses may be incurred with respect to the commitments to bear the obligation to complete construction, but as such possibility is low and it was difficult to reliably estimate the possible loss, it was not reflected on the financial statement of this quarter. Woori Asset Trust can have a trust account loan for part of the total business expenses with respect to 13 cases of leveraged land trust including Boutique Terrace Hotel at Udong, Haeundae-gu, Busan and managed land trust with commitments to completion of construction contracts for Cheong-ra district in Gyeongseo-dong, Seo-gu, Incheon, and the maximum additional amount of loan (unused limit) of the business place in progress is KRW 55,040 million. That Woori Asset Trust has a trust account loan with respect to the above businesses does not oblige an unconditional payment, and various matters including the banking account and money balance plans for each trust business shall be considered as a whole.

J. Risks regarding legal regulation on financial holding companies

The Company is required to comply with such requirements as restrictions on capital contribution by financial holding companies under the FHCA, restrictions on extending credit facilities to the same borrowers, the same companies and major investors and restricted acts of subsidiaries, etc. Investors should note that the said legal regulations may be applicable.

The Company is required to comply with such requirements as restrictions on capital contribution by financial holding companies under the FHCA, restrictions on extending credit facilities to the same borrowers, the same companies and major investors and restricted acts of subsidiaries, etc. In accordance with Article 48(1)3 of the FHCA, extension of credit to other subsidiary, etc. of the financial holding company to which the relevant subsidiary, etc. belongs, shall not exceed 10/100 of the equity capital of the relevant subsidiary, etc. and the total amount of credit offered to other subsidiaries, etc. shall not exceed 20/100 of the equity capital of the relevant subsidiary, etc. If subsidiaries belonging to the same financial holding company extend credits among themselves, they are required to secure security corresponding to the ratio required by the FSC.

The company is also required to comply with the restrictions applicable to holding companies pursuant to the Monopoly Regulation and Fair Trade Act (in terms of holding debts exceeding twice the amount of total capital). The Company has been in compliance with the requirements under the FHCA and the Monopoly Regulation and Fair Trade Act in relation to the restricted acts.

Restricted acts under the FHCA are detailed as follows:

[Restrictions on capital contribution and investment by financial holding companies]

Limiting Provisions	Description	Compliance

Restriction on Owning Shares of Affiliates by Financial Holding Companies (Article 6(4))	No financial holding company shall own shares of an affiliate other than a subsidiary.	N/A

Obligation to Own Shares of Subsidiaries (Article 43(2))	50/100 of all outstanding shares issued by the relevant subsidiary (30/100 in the case of a listed corporation)	Yes

Limits to Holding Shares of Other Companies (Article 44)	Limits on holding more than 5/100 of all issued and outstanding shares of a company other than a subsidiary, etc.	N/A

[Limit on Extension of Credit]

Limiting Provisions	Description	Compliance

Credit extension to the same borrower (Article 45(1))	The total amount of credit extended by a financial holding company to the same borrower shall not exceed 25/100 of the net total amount of the equity capital of the financial holding company, etc.	Yes

Credit extension to the same company (Article 45(2))	The total amount of credit extended by a financial holding company to the same individual or the same company shall not exceed 20/100 of the net total amount of the equity capital of the financial holding company, etc.	Yes

Credit extension to major investors (Article 45-2)	The total amount of credit which a bank holding company, etc. can extend to the major investors (including persons specially related thereto) of the bank holding company, shall not exceed the lesser of the amount equivalent to the value of 25/100 of the net total amount of its equity capital, and the amount equivalent to the value of the investment proportion of such major investors. In addition, the total amount of credit that a bank holding company, etc. can extend to all major investors of the bank holding company concerned shall not exceed the amount equivalent to the value of 25/100 of the net total amount of its equity capital.	Yes

[Restrictions on the Acts of Subsidiaries]

Limiting Provisions	Description	Compliance

Prohibition of credit extension to a financial holding company to which the relevant subsidiary, etc. belongs (Article 48(1)1)	A subsidiary, etc. of a financial holding company shall not extend credit to the financial holding company to which it belongs.	N/A

Prohibition of holding shares issued by other subsidiary, etc. (Article 48(1)2)	Holding shares issued by other subsidiary, etc. of the financial holding company to which the relevant subsidiary, etc. belongs is prohibited.	N/A

Limitation on credit extension to other subsidiary, etc. and procurement of collateral (Article 48(1)3 and Article 48(2) of the Act)	Extension of credit to other subsidiary, etc. of the financial holding company to which the relevant subsidiary, etc. belongs shall not exceed 10/100 of the equity capital of each relevant subsidiary and the total amount of credit offered to other subsidiaries, etc. shall not exceed 20/100 of the equity capital of the relevant subsidiary, etc.	Yes

	If subsidiaries belonging to the same financial holding company extend credits among themselves, they shall secure security at a ratio equivalent to 100~130 percent depending on the type of collateral.	Yes

[Restricted acts under the Monopoly Regulation and Fair Trade Act]

Limiting Provisions	Description	Compliance

Regulations on Restrictions on Acts of Holding Companies (Article 18(2)1 of the Act)	Act of holding obligations exceeding twice the total capital	Yes

Any violation of the regulations governing limitation on investments by financial holding companies, limitation on credit extension, and restriction on acts of subsidiaries shall be subject to penalty surcharges. Applicable provisions are as follows:

[The FHCA]

Article 64 (Penalty Surcharges)

Where any financial holding company or its subsidiary, etc. violates Article 6-3, 6-4, 34, 36, 44, 45, 45-2, 45-3, 48, or 62-2 (1), or any major investor violates Article 45-4, the Financial Services Commission may impose penalty surcharges in accordance with the following classification: <Amended on Apr. 27, 2002; May 31, 2005; Act Nos. 8571 & 8635, Aug. 3, 2007; Feb. 29, 2008; Jul. 31, 2009; Apr. 18, 2017>

1.	In cases of holding shares in violation of Article 6-3 or 6-4: The aggregate of the book values of the shares held in violation marked on the balance sheet prescribed by Presidential Decree;

1-2.	In cases of exceeding the limit on extension of credit under Article 34 (2): Not more than 20/100 of the amount of credit extended in excess;

1-3.	In cases of exceeding the limit on share acquisition under Article 34 (3): Not more than 20/100 of the aggregate of the book values of the shares acquired in excess of the limit;

2.	In cases of exceeding the shareholding limit under Article 44: Not more than the amount of the book values of the shares held in excess of the limit;

3.	In cases of exceeding the limit on extension of credit under Articles 36 (1) and 45 (1) through (3): Not more than 30/100 of the amount of the book values of the shares held in excess of the limit;

4.	In cases of exceeding the limit on extension of credit under Article 45-2 (1) and (2): Not more than the amount of credit extended in excess of the limit;

4-2.

In cases of extending credit, transferring assets without consideration, trading or exchanging assets in violation of Article 45-2 (8) or (9): Not more than the amount of credit extended or the book values of the assets;

5.	In cases of exceeding the limit on share acquisition under Article 45-3 (1): Not more than the aggregate of the book values of the shares acquired in excess of the limit;

5-2.

Where a major investor violates Article 45-4 whereby a bank holding company, etc. extend credit to the major investor in excess of the limit on extension of credit under Article 45-2 (1) or (2): Not more than the amount of credit extended in excess of the limit;

5-3.

Where a major investor violates Article 45-4 whereby a bank holding company, etc. extend credit, transfer assets without consideration, or trade or exchange to the major investor in violation of Article 45-2 (8) or (9); Not more than the amount of credit extended or the book values of the assets;

5-4.

Where a major investor violates Article 45-4 whereby a bank holding company, etc. acquire shares of the major investor in excess of the shareholding limit under Article 45-3 (1): Not more than the aggregate of the book values of the shares acquired in excess of the limit;

6.	Deleted; <Jul. 31, 2009>

7.	Where a subsidiary, etc. extend credit to a financial holding company in violation of Article 48 (1) 1: Not more than 30/100 of the amount of credit extended;

8.	In cases of holding shares of a subsidiary, etc. in violation of Article 48 (1) 2: Not more than 30/100 of the aggregate of the book values of the shares held;

9.	In cases of exceeding the limit on extension of credit between subsidiaries, etc. in violation of Article 48 (1) 3: Not more than 10/100 of the amount of credit extended in excess of the limit;

10.	In cases of extending credit without securing appropriate collateral in violation of Article 48 (2): Not more than 30/100 of the amount of credit extended;

11.	In cases of trading dishonored assets in violation of Article 48 (3): Not more than 30/100 of the book values of the assets;

12.	In cases of holding shares in violation of the provisions of Article 48 (5): Not more than 5/100 of the aggregate of the book value of the shares held;

13.	Deleted. <Aug. 3, 2007>

14.	In cases of holding shares in violation of Article 62-2 (1): Not more than 5/100 of the aggregate of the book values of the shares held.

(Source: The Korean Law Information Center)

These regulations are part of the efforts to secure management stability for major financial institutions and are deemed inevitable to some degree. As of the date of filing of this SRS, the Company complies with the requirements in relation to the restricted acts under the FHCA and the Monopoly Regulation and Fair Trade Act. It should be noted, however, that legal restrictions exist as described above and that penalty may be imposed for any violation thereof.

K. Risks involved in acquiring new companies

The board of directors of the Company adopted a resolution in March 2019 to take over Tongyang Asset Management Co., Ltd. and ABL Asset Management Co., Ltd. (formerly known as Allianz Asset Management) and also resolved to acquire the shares in Kukje Asset Trust Co., Ltd. in June 2019, the shares in Aju Capital Co., Ltd. in October 2020 and the shares in Woori Savings Bank Co., Ltd. in March 2021.

The (formerly known as) Tongyang Asset Management Co., Ltd. was then included as the subsidiary of the Company as of August 1, 2019 (ownership: 73%, acquisition amount: approximately KRW 122.4 billion) and changed its name as Woori Asset Management Corp. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on August 1, 2019).

The (formerly known as) ABL asset management Co., Ltd. became the subsidiary of the Company as of December 6, 2019 (ownership: 100%, acquisition amount: approximately KRW 33 billion) and changed its name as Woori Global Asset Management Co., Ltd. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on December 6, 2019).

On July 25, 2019, the Company entered into the share purchase agreement (SPA) to take over the ownership of (formerly known as) Kukje Asset Trust (renamed as Woori Asset Trust). The procedures for the inclusion of Woori Asset Trust as the subsidiary of the Company were completed on December 30, 2019 (ownership: 51%, acquisition amount: approximately KRW 224.2 billion). (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on December 30, 2019).

After that, the Company completed the procedure for inclusion of (formerly known as) Aju Capital (renamed as Woori Financial Capital Co., Ltd.) as the subsidiary of the Company on December 10, 2020 by exercising the preferential right to purchase held by Woori Bank Co., Ltd., a subsidiary of the Company (ownership 74%, acquisition amount: approximately KRW 572.4 billion). (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on December 10, 2020).

With that, (formerly known as) Aju Savings Bank (renamed as Woori Savings Bank Co., Ltd.), a wholly owned subsidiary of Aju Capital, became a sub-subsidiary of the Company. The process was completed on March 12, 2021. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on March 12, 2021).

In addition, the Company additionally acquired 13.3% of ownership of Woori Financial Capital Co., Ltd. (excluding treasury shares, 12.9% of ownership including treasury shares) on April 15, 2021, additionally acquired treasury shares of Woori Financial Capital Co., Ltd. (3.6% of ownership) on May 24, 2021, issued 5,792,866 new shares of the controlling company to the shareholders of Woori Financial Capital Co., Ltd. excluding the controlling company through comprehensive share exchange, acquired the remaining shares (9.5%) of Woori Financial Capital and Woori Financial Capital became a fully owned subsidiary of the Company.

On January 7, 2022, the Company established Woori Financial F&I which is an investment company for bad debt and restructuring companies (ownership: 100%, share subscription amount: KRW 200 billion) and Woori Financial F&I became a subsidiary of the Company.

The Company will continue to diversify its business structure by acquiring small-sized businesses including VC in the short-term and securities companies and insurance companies in the medium-and long-term. Accordingly, Woori Financial Group executed an SPA with DAOL Investment & Securities Co., Ltd. in order to take over 52% of the controlling shares of DAOL Investment Co., Ltd. last February, completed the transaction on March 23, and it became the 15th subsidiary. Upon the inclusion as a subsidiary, the name of the company was changed to Woori Venture Partners, and Woori Venture Partners is a No. 5 venture capital company operating a fund with a scale of approximately KRW 1.4 trillion as of the end of last year. As such, investors should note that the difference in such fields as management, business areas and business cultures arising from the Company’s pursuit of new businesses and the strategy of strengthening non-banking sector may affect the Company’s business.

The board of directors of the Company adopted a resolution on March 6, 2019 to take over Tongyang Asset Management Co., Ltd. and ABL Asset Management Co., Ltd. (formerly known as Allianz Asset Management) and then entered into a share purchase agreement (SPA) with which it would acquire 73% of the shares in Tongyang Asset Management Co., Ltd. and 100% of the shares in ABL Asset Management Co., Ltd. The acquisition amount for the Tongyang Asset Management Co., Ltd. was approximately KRW 122.4 billion, which accounted for 0.6% of the equity capital of the Company as of the third quarter in 2019. Tongyang Asset Management Co., Ltd. became the subsidiary of Woori Financial Group on August 1 and changed its name into Woori Asset Management Corp., after the FSC approved its inclusion as subsidiary and the change of major shareholder on July 24. ABL Asset Management Co., Ltd. became a subsidiary on December 6, 2019 and changed its name into Woori Global Asset Management Co., Ltd.

On July 25, 2019, the Company entered into a share purchase agreement (SPA) under which it would acquire 44.5% of the shares and, after a certain period, acquire additional 21.3% of the shares (28%, voting rights-wise) in order to take over the controlling interests of Kukje Asset Trust Co., Ltd. Inclusion as a subsidiary of the Company was completed on December 30, 2019.

On December 10, 2020, Woori Bank Co., Ltd., a subsidiary of the Company, exercised the third party-designated right of first refusal on the shares of Aju Capital Co., Ltd. held by Well to Sea No.3 Investment Purpose Company Co., Ltd. and, as a result, the Company purchased the shares in Aju Capital Co., Ltd., holding 74% of its ownership.

With that, Aju Savings Bank Co., Ltd. which used to be a wholly owned subsidiary of Aju Capital became a sub-subsidiary of the Company. The Company included Aju Capital as its subsidiary after acquiring its shares on March 12, 2021. (See the disclosure on the inclusion as the subsidiary of the Company’s holding company on March 12, 2021).

In addition, the Company additionally acquired 13.3% of ownership of Woori Financial Capital Co., Ltd. (excluding treasury shares, 12.9% of ownership including treasury shares) on April 15, 2021, additionally acquired treasury shares of Woori Financial Capital Co., Ltd. (3.6% of ownership) on May 24, 2021, and then issued 5,792,866 new shares of the controlling company to the shareholders of Woori Financial Capital Co., Ltd. excluding the controlling company through comprehensive share exchange to acquire the remaining shares (9.5%) of Woori Financial Capital and Woori Financial Capital became a fully owned subsidiary of the Company.

On January 7, 2022, the Company established Woori Financial F&I which is an investment company for bad debt and restructuring companies (ownership: 100%, share subscription amount: KRW 200 billion) and Woori Financial F&I became a subsidiary of the Company.

Woori Financial Group executed an SPA with DAOL Investment & Securities Co., Ltd. in order to take over 52% of the controlling shares of DAOL Investment Co., Ltd. last February, completed the transaction on March 23, and it became the 15th subsidiary. Upon the inclusion as a subsidiary, the name of the company was changed to Woori Venture Partners Co., Ltd., and Woori Venture Partners Co., Ltd. is a No. 5 venture capital company operating a fund with a scale of approximately KRW 1.4 trillion as of the end of last year. Woori Financial Group strengthened non-banking portfolio through the acquisition of Woori Venture Partners and stepped forward as a comprehensive financial group. In particular, the Company, having a key part of the corporate finance value chain supporting the growth of venture companies through investments in innovative companies, is planning to continuously expand the synergetic effect with group affiliates including Woori Bank and Woori Private Equity Asset Management in the future.

The Company will continue to diversify its business structure by acquiring small-sized businesses including VC in the short-term and securities companies and insurance companies in the medium-and long-term. As such, the Company executed an MOU with DAOL investment & Securities Co., Ltd. for acquisition of ownership DAOL Investment Co., Ltd. in order to strengthen the non-banking field on January 2023. As such, investors should note that the difference in fields such as management, business areas and business cultures arising from the Company’s pursuit of new businesses and the strategy of strengthening non-banking sector may affect the Company’s business.

[Company’s Report on Material Facts (investment decisions) Disclosure (February 27, 2023)]

1.Contract parties	• Transferor	DAOL Investment & Securities	Relationship with the company	Largest shareholder
	• Transferee	Woori Financial Group	Relationship with the company	Largest shareholder after the change
2. Contract details	Number of Transferred shares (share)	52,000,000
	Par value per share (won)	4,086.35
	Transfer Price (won)	212,490,200,000
• Matters related to the schedule and conditions of payment of transfer price

DAOL Investment & Securities which is the largest shareholder of the Company executed a share transfer agreement as below under which it transferred 52,000,000 shares held in the Company, par value of KRW 4,086.35, to Woori Financial Group.

-below-

1. Execution date: February 27, 2023

2. Total transfer price: KRW 212,490,200,000

3. Contract parties

•  Transferor: DAOL Investment & Securities

•  Transferee: Woori Financial Group

4. Schedule and conditions of payment of transfer price

•  Deposit: KRW 21.249 billion (February 27, 2023)

•  Balance: KRW 191.241 billion (Closing date)

•  Scheduled closing date: March 23, 2023

• Whether the ownership of transferred shares is obligatory		No
3. largest shareholder scheduled to change to		Woori Financial Group
• Scheduled date for change		March 23, 2023
• Scheduled number of shares (share)		52,000,000
• Scheduled shareholding ratio (%)		52.0
4. Contract date		February 27, 2023

5. Other important matters regarding investment decisions

1.The above scheduled shareholding ratio was calculated on the basis of the total number of issued and outstanding shares of 100,000,000 as of the date of disclosure.

2.The schedules, etc. of this contract may be changed during consultations between the parties, and any changes shall be informed through the disclosure.

3.If the change of the largest shareholder is confirmed following the completion of the share transfer, related disclosures shall be made.

4.The financial information of the largest shareholder to be is as of 2021, and the operating profit was put down for the sales.

	Related disclosure	Matters material to the business regarding investment decisions on January 17, 2023 (selection of preferred bidder and execution of MOU for the sale of share of DAOL Investment)

Source: Execution of share transfer agreement involving the change of the largest shareholder of Woori Venture Partners

Disclosure of change of the largest shareholder (disclosed on March 23, 2023)

1. Details of change	Before change	Largest shareholder, etc.	DAOL Investment & Securities
		Number of shares (share)	52,000,000
		Shareholding ratio (%)	52.0
	After change	Largest shareholder, etc.	Woori Financial Group and one other person
		Number of shares (share)	61,090,909
		Shareholding ratio (%)	61.09
2.Grounds for change			Change of the largest shareholder in accordance with the execution of share transfer agreement involving the change of the largest shareholder (February 27, 2023)

• Whether the change was due to the acquisition of forfeited shares	No
• Whether the ownership of transferred shares is obligatory	No
3. The purpose of the acquisition of shares	Participation in management
• Acquisition funding	Own fund (KRW)	212,490,200,000
Loan (KRW)	—
Loan institution	—
Loan period	—	~	—
Security	—
• Plans of appointment and dismissal of officers after acquisition

Officers were appointed/dismissed as below at the ordinary general meeting of shareholders on March 23, 2023.

(1) Appointment

•  Standing director Chang-kyu Kim (reappointment)

•  Non-standing director Seong-min Kwak

•  Standing auditor Ho-hyeon Chang (*)

(2) Dismissal

•  One standing director was dismissed due to expiration of term

•  One standing auditor resigned

(*)Considering the fact that this person is the “person subject to employment screening” pursuant to Article 17(1) of the Public Service Ethics Act, the effectiveness is subject to the completion of approval for employment from the Public Service Ethics Committee of the Government. (Scheduled date: April 6, 2023, the scheduled date may be changed)

4. Date of change	March 23, 2023
5. Date of confirmation of change	March 23, 2023
6. Other important matters regarding investment decisions

1. The above scheduled shareholding ratio was calculated on the basis of the total number of issued and outstanding shares of 100,000,000 as of the date of disclosure.

2. This disclosure fixes the disclosure regarding the “Execution of share transfer agreement involving the change of the largest shareholder” that was conducted on February 27, 2023.

3. After changes are made to the details of change, the number of shares owned by the largest shareholders, etc. includes the existing number of shares of 9,090,909 (9.09%) of Woori Asset Management which is a specially related affiliate

4. The above “4. Date of change” and “5. Date of confirmation of change” is as of the fulfillment date of the share transfer agreement involving the change of the largest shareholder.

The number of shares transferred to Woori Financial Group due to the execution of the share transfer agreement is 52,000,000(52.0%).

Related disclosure	Execution of share transfer agreement involving the change of the largest shareholder (February 27, 2023)

L. Reputation risks due to fund sales by the bank subsidiary

Financial markets both at home and abroad are faced with increasing volatility caused by the possibility of global economic downturn, U.S.-China trade dispute, COVID-19 and so on. For these reasons, interest rates have increasingly been volatile and increasing interest rate volatility has posed the possibility of losses on the part of investors as the derivative products linked to overseas interest rates have fallen below the barrier price. As such, the FSS conducted a joint inspection on financial institutions including Woori Bank Co., Ltd. on August 23, 2019, followed by another inspection later.

In that regard, the FSC convened the fourth regular meeting on March 4, 2020 and passed a resolution to enforce the measures the FSS had suggested after conducting an inspection on KEB Hana Bank Co., Ltd. and Woori Bank Co., Ltd. in connection with the derivative-linked financial products (DLF). Woori Bank Co., Ltd. was ordered (i) partial suspension on its business (i.e., no new sales of PEFs) for six months along with administrative fines and sanctions for violating the obligation of delivering investment prospectus and the regulations on advertisement of PEFs.

Meanwhile, the Lime Asset Management announced on October 8, 2019 that it would suspend redemption for ‘Pluto FI D-1’ and ‘Tethys 2’ due to difficulties in securing liquidity. Please refer to the regular briefing of the FSS (July 1, 2020) éResults of the Financial Dispute Settlement Committee related to the Lime Trade Finance Fundü.

As for the estimates for the down-payment to be returned and indemnification for loss that Woori Bank Co., Ltd. may have to pay as a result of dispute settlement by FSS regarding the losses on the part of the customers due to delayed fund redemption by Lime Asset Management,

Woori Bank Co., Ltd. determined to deem the best estimates for the disbursement as provisions required to perform its obligation. As of the first quarter of 2023, Woori Bank recognized KRW 121.6 billion as estimated liabilities for the Lime Asset Management case.

At the 20th FSC regular meeting in November 2022, the FSC passed a resolution to enforce the measures to suspend business of selling PEFs for three months related to Woori Bank’s mis-selling of Lime Fund (administrative fines imposed in advance).

Investors should note that it is currently difficult to determine the scale of losses from the fund as the redemption of the fund was delayed, which may adversely affect the Company’s reputation in relation to its retail finance services provided to individual customers.

Domestic and foreign financial markets suffer increasing volatility due to potential global economic downturn, U.S.-China trade dispute, demonstrations in Hong Kong, Covid-19 and so on. Returns on derivative-linked products based on interest rate, exchange rate and oil price among others depend on fluctuating price of underlying assets, which may lead to a loss of principal if the relevant underlying assets drop below the barrier price. As the volatility surrounding global interest rates grows due to the uncertainty of the world economy and central banks’ tendency to decide a fall in interest rates, interest-linked derivatives (such as DLS and DLF) have fallen below the barrier price, raising the possibility of loss on the part of investors. The FSS conducted a joint inspection on financial institutions including Woori Bank Co., Ltd. on August 23, 2019, followed by another inspection later.

In that regard, the FSC convened the fourth regular meeting on March 4, 2020 and passed a resolution to enforce the measures the FSS had suggested after conducting an inspection on KEB Hana Bank Co., Ltd. and Woori Bank Co., Ltd. in connection with the derivative-linked financial products (DLF). Woori Bank Co., Ltd. was ordered (i) partial suspension on its business (i.e., no new sales of PEFs) for six months along with administrative fines and sanctions for violating the obligation of delivering investment prospectus and the regulations on advertisement of PEFs.

Meanwhile, the Lime Asset Management announced on October 8, 2019 that it would suspend redemption for ‘Pluto FI D-1’ and ‘Tethys 2’ due to difficulties in securing liquidity, and the redemption of the fund sold by the bank subsidiary of the Company was delayed. The FSS announced “Intermediate inspection results and future countermeasures related to Lime Asset Management” on February 14, 2020 with respect to the delay of the redemption of Lime.

Lime Asset Management’s license as financial investment business entity was canceled in December 2020 and the funds whose redemption was delayed were transferred to the WellBridge Asset Management Co., Ltd. which was co-established by the distributors. A dispute settlement committee in the FSS was convened on February 23, 2021 to address mis-selling by distributors, and then Woori Bank decided to accept the decision of the dispute settlement committee in the FSS related to the Lime Fund to compensate each investor’s loss in the range of 65-78% in accordance with procedures including the approval of the Board of Directors.

As for the estimates for the down-payment to be returned and indemnification for loss that Woori Bank Co., Ltd. may have to pay as a result of dispute settlement by FSS regarding the losses on the part of the customers due to delayed fund redemption by Lime Asset Management, Woori Bank Co., Ltd. determined to deem the best estimates for the disbursement as provisions required to perform its obligation. As of the first quarter of 2023, Woori Bank recognized KRW 121.6 billion as estimated liabilities for the Lime Asset Management case.

At the 20th FSC regular meeting in November 2022, the FSC passed a resolution to enforce the measures to suspend business of selling PEFs for three months related to Woori Bank’s mis-selling of Lime Fund (administrative fines imposed in advance).

It is currently difficult to determine the scale of losses from the fund as the redemption of the fund was delayed and this may adversely affect the Company’s reputation in relation to its retail finance services provided to individual customers.

M. Risk of potential debt reclassification by the International Accounting Standards Board (IASB) for amortization-type contingency capital securities (hybrid capital securities)

The International Accounting Standards Board (IASB) presently seeks to amend the IAS32 Financial Instruments. Under the plan, amortization-type contingent capital securities (hybrid capital securities) are likely to be reclassified into liabilities.

If the value of the contingent capital securities (hybrid capital securities) of Woori Bank and those issued by the Company, each worth around KRW 2,344.8 billion and KRW 2,893 billion respectively as of the end of March 2023 (consolidated), are reclassified into liabilities in the future, the total amount of consolidated debt of the Company will increase to KRW 451,232.1 billion from KRW 445,475.6 billion as of the end of March 2023, an increase of 1.0%. The debt ratio on a consolidation basis may increase by 314.4 percentage points to 1,680.7% from 1,366.3% as of the end of March 2023. In addition, the amount of consolidated debt of Woori Bank will increase by 1.0% to KRW 417,852.5 billion from KRW 415,507.7 billion as of the end of March 2023. The debt ratio on a consolidation basis may increase by 173.7 percentage points to 1,796.4% from 1,622.7% as of the end of March 2023 (any effects from exchange rate fluctuation are not reflected in reclassifying debts). Investors should be aware of such aspects.

The International Accounting Standards Board (IASB) presently seeks to amend the IAS32 Financial Instruments. Under the plan, contingent capital securities are likely to be reclassified into liabilities. The Company previously issued Tier 1 (amortization type) contingent capital securities (hybrid capital securities) in the amount of KRW 3,411.7 billion on July 18 and October 11, 2019, February 6, June 12, and October 23, 2020, April 8, October 14, 2021, February 17, July 28, 2022. In the case of Woori Bank, a subsidiary of the Company, the book value of contingent capital securities (hybrid capital securities) classified as capital on a consolidated basis as of the end of 1Q in 2023 was approximately KRW 2,344.8 billion.

As of the end of March 2023, if the value of the contingent capital securities (hybrid capital securities) of Woori Bank, which are currently classified as capital, amounting to around KRW 2,344.8 billion, and the value of the contingent capital securities (hybrid capital securities) issued by the Company on July 18 and October 11, 2019, February 6, June 12, and October 23, 2020, April 8, October 14, 2021, February 17, July 28, October 25, 2022, February 10, 2023 amounting to KRW 3,411.7 billion, are reclassified into liabilities in the future, the total amount of consolidated debt of the Company will increase to KRW 451,232.1 billion from KRW 445,475.6 billion as of the end of March 2023, an increase of 1.0%. The debt ratio on a consolidation basis may increase by 314.4 percentage points to 1,680.7% from 1,366.3% as of the end of March 2023. In addition, the amount of consolidated debt of Woori Bank will increase by 1.0% to KRW 417,852.5 billion from KRW 415,507.7 billion as of the end of March 2023. The debt ratio on a consolidation basis may increase by 173.7 percentage points to 1,796.4% from 1,622.7% as of the end of March 2023 (any effects from exchange rate fluctuation are not reflected in reclassifying debts). Investors should be aware of such aspects.

[Expected changes to debt ratio after reclassifying contingent capital securities (hybrid capital securities) into debt]

(Unit: KRW 100 million)

Classification		As of end of March 2023 (Consolidated basis) (A)	Based on reclassification into debts (B)	Effect from the change (B-A)
Woori Financial Group	Total Liabilities	4,454,756	4,512,321	57,565
	Total Equity	326,036	268,471	Δ 57,565
Woori Bank	Debt Ratio	1,366.3%	1,680.7%	314.4%p
	Total Liabilities	4,155,077	4,178,525	23,448
	Total Equity	256,052	232,604	Δ 23,448
	Debt Ratio	1,622.7%	1,796.4%	173.7%p

(Note 1) Based on K-IFRS consolidated financial statements

(Note 2) Subject to debt reclassification: As of the end of 1Q in 2023, the value of the contingent capital securities (hybrid capital securities) of Woori Bank currently classified as capital amounting to around KRW 2,344.8 billion, and the value of the contingent capital securities (hybrid capital securities) issued by the Company on July and October in 2019, February, June and October in 2020, April and October in 2021, February, July and October in 2022, February in 2023 amounting to KRW 3,411.7 billion

Source: 2023 1Q Report of the Company and Woori Bank

N. Changes in the largest shareholder in accordance with the Korea Deposit Insurance Corporation’s sale of the Company’s remaining shares

The Public Fund Oversight Committee (the “Committee”) deliberated and passed a resolution selling the remaining shares of Woori Financial Group in the second half of 2021 at the 190th meeting on August 23, 2021, and notified the sale of the remaining shares of Woori Financial Group on September 9, 2021. Shares subject to sale were 10% at the most, and the Submission of LOI was completed on October 8, 2021, the successful bidders were selected on November 22, 2021 and the sales procedure was completed on December 9, 2021. Investors should note that the largest shareholder of the Company has changed from the Korea Deposit Insurance Corporation to employee stock ownership association due to the result of the above sale.

The Public Fund Oversight Committee (the “Committee”), at the 190th meeting on August 23, 2021, received reports from the Korea Deposit Insurance Corporation on specific measures for selling the remaining shares of Woori Financial Group in the second half of 2021, deliberated and passed a resolution of the foregoing, and notified the sale of the remaining shares of Woori Financial Group on September 9, 2021 in accordance with the resolution of the Committee.

The Korea Deposit Insurance Corporation was the largest shareholder of Woori Financial Group; however, the Committee came up with a road map for selling Woori Financial Group in June 2019, and announced the measures for selling the remaining shares due to market uncertainties regarding the timing for selling the remaining shares of the Korea Deposit Insurance Corporation. In addition, the Korea Deposit Insurance Corporation had sold 2% of the remaining shares (17.25%) of Woori Financial Group through block trading back in April 9, 2021 (14,450,000 shares/KRW149.3 billion (KRW 10,355 per share)).

As the lock-up period (three months) of the block trading was completed, the Committee passed a resolution pushing forward the sale of 10% at most from the 15.25% of shares owned by the Korea Deposit Insurance Corporation through competitive bidding after confirming the market demand, etc. in August 2021. The Submission of LOI was completed on October 8, 2021, the successful bidder was selected on November 22, 2021 and the sales procedure was completed on December 9, 2021, and the related disclosure is as follows.

[Company’s Report on Material Facts (investment decisions) Disclosure (November 22, 2023)]

1. Subject		Results of selecting the successful bidder of Competitive Bidding for Desired Quantity selling remaining shares of the Woori Financial Group
2. Important Matters

•   According to the press release distributed by the Korean Deposit Insurance Corporation on November 22, 2021, the Korean Deposit Insurance Corporation finally selected the successful bidder for competitive Bidding for Desired Quantity in selling the remaining shares of Woori Financial Group. The successful bidders are Eugene Private Equity (4%), KTB Asset Management (2.3%), Align Partners Consortium (1%), Dunamu (1%) and Woori Financial Group’s employee stock ownership association (1%). The closing date (scheduled) for the sale procedure is December 9, 2021. (Thursday), additional disclosure shall be made and upon the completion of the transaction.

3. Date of resolution of BOD (Decision) or Confirmation		November 22, 2021
• Whether external directors attend or	not attend(number)	—
Not attend(number)
—
• Whether auditors (auditors who are not external directors) attend or not		—
4. Other Important Matters Regarding Investment Decisions
• Please refer to the Korea Deposit Insurance Corporation Website – Press Release for details. (https://ww w.kdic.or.kr)
Related Disclosure		—

[Disclosure of change of the largest shareholder (Disclosed on December 10, 2021)]

1. Details of change	Before change	Largest shareholder, etc.	Korean Deposit Insurance Corporation
		Number of shares (share)	110,159,443
		Shareholding ratio (%)	15.13
	After change	Largest shareholder, etc.	Employee Stock Ownership Association of Woori Financial Group and one other person
		Number of shares (share)	71,346,178
		Shareholding ratio (%)	9.80
2. Grounds for change			Sale of shares of the largest shareholder

3. The purpose of the acquisition of shares	Acquisition of employee stock pursuant to the employee stock ownership plan
• Acquisition funding	Own funds
• Plans of appointment and dismissal of officers after acquisition	—
4. Date of Change	2021-12-09
5. Date of Confirmation of Change	2021-12-09
6. Other matters important to investment decisions

•   The person other than the employee stock ownership association of the largest shareholder Woori Financial Group after changing Article 1 above is the employee stock ownership association of Woori Bank.

•   The date of change in Article 4 and the date of confirmation of change in Article 5 is the closing date of the sale of the Korean Deposit Insurance Corporation.

•   The number of shares and the shareholding ratio before change in the table below is as of the end of 3Q 2021 quarterly report.

•   The employee stock ownership association of Woori Financial Group and one other person are non-profit organizations pursuant to the Framework Act on Labor Welfare, and therefore the financial condition (as of the end of the recent business year) is not recorded.

	Related Disclosure	Disclosure on matters material to the business regarding investment decisions on November 22, 2021

In accordance with the results of the above sale, the largest shareholder of the Company changed to the employee stock ownership association from the Korean Deposit Insurance Corporation. The Korean Deposit Insurance Corporation sold 2.2% of the shares on February 10, 2022 (shareholding ratio 5.8%g 3.6%), and sold 2.3% on May 18, 2022 (shareholding ratio 3.6%g 1.3%). Meanwhile, the status of shareholders with more than 5% of share as of March 31, 2023 is as follows.

[Status of share ownership of Woori Financial Group]

(Base date: 2023.03.31)	(Unit : Shares)

Classification	Name of the Shareholders	Number of shares owned	Shareholding Ratio(%)	Remark
Shareholders	National Pension	49,834,170	6.84	Note 1)

with more than 5% of shareholding ratio	Service
	Novis No. 1	40,560,000	5.57	Note 2)
	Blackrock Fund Advisors	36,888,004	5.07	Note 3)
Employee Stock Ownership Association		67,750,724	9.31	Largest Shareholder Note 4)

Note 1) As of the Status Report of block ownership of shares of the National Pension Service (Disclosed on March 3, 2023), Number of shares as of February 1, 2023

Note 2) As of the closed shareholders’ registry on December 31, 2022

Note 3) As of the status report of block ownership of shares of Blackrock Fund Advisors (Disclosed on February 6, 2023), Number of shares as of January 30, 2023

Note 4) A total of Woori Financial Group employee stock ownership association and the specially related party Woori Bank employee stock ownership association

O. Risks related to the occurrence of financial accidents

In April 2022, the Company recognized the occurrence of an embezzlement of an internal employee of Woori Bank which is an entity controlled by the Company. The factual grounds of this case are being inspected by related institutions. The Company perceived this case to have occurred after the reporting period requiring amendment, and has been reflecting the related amount on the financial statement since the end of 1Q in 2022.

Investors should note that Woori Bank has taken measures such as the accusation of the embezzler and provisional attachment of the discovered properties, and the amount of loss may change according to the results of the inspection.

On September 22, 2022, the FSS stated in its press release titled “Progress in Additional Investigation on Abnormal Foreign Currency Remittance of Banks (Provisional)” that it found circumstantial evidence of a total of 12 commercial banks including Woori Bank and Shinhan Bank of their abnormal foreign currency remittance, and undertook the inspection all at once. According to the press release, there are 82 companies suspected of abnormal foreign currency remittance confirmed from the 12 commercial banks with the amount of remittance around USD 7.22 billion and the confirmed details shall be shared among the related institutions (the Prosecution and the Korea Customs Service). Investors should note that the FSS is continuously monitoring the financial institutions that are suspected of abnormal foreign currency transactions, and there may be sanctions by the authorities in the future.

The Company recognized the occurrence of an embezzlement of an internal employee of the Woori Bank, an entity controlled by the Company, in April 2022. The factual grounds of this case are being inspected by related institutions. The Company perceived this case to have occurred after the reporting period requiring amendment, and reflected approximately KRW 62.2 billion including the amount of the accident of KRW 61.45 billion and the related expense, on the financial statement since the end of 1Q in 2022, and same amount is disclosed on the financial statement as of the end of 2022.

[Details of Other Non-Operating Expenses of Woori Financial Group as of 2022]

(Unit: KRW million)

Classification	Amount
Depreciation Cost of Real Property	3,925
Operational Cost of Real Property	1,448
Loss on disposition of investments in Joint Ventures and Associates	3,690
Loss on disposition of tangible, intangible and other assets	3,177
Impairment Loss on of tangible, intangible and other assets	260
Donations	50,547
Other (*)	110,877
Total	173,924
Total	119,007

(*) The category “Other” for the current term includes other special loss of KRW 63,354 million related to the embezzlement and other special loss of KRW 18,458 million related to other allowances. The category “Other” for the previous term includes other special loss of KRW 75,921 million related to other allowances.

Source: 2022 Business Reports of the Company

The amount of the financial accident may change according to additional confirmation of the amount of embezzlement in the process of investigation with respect to this financial accident; please refer to the Woori Bank disclosure (www.wooribank.com -Introduction-Investment Information-Other Disclosure-Financial Accident Disclosure) for details.

Woori Bank has taken measures such as the accusation of the embezzler and the provisional attachment of the discovered properties, and that the amount of loss may change according to the results of the investigation.

On September 22, 2022, the FSS stated in the press release titled “Progress in Additional Investigation on Abnormal Foreign Currency Remittance of Banks (Provisional)” that it found circumstantial evidence of abnormal foreign currency remittance of a total of 12 commercial banks including Woori Bank and Shinhan Bank, and undertook the inspection all at once. According to the press release, the number of companies suspected of abnormal foreign currency remittance confirmed from the 13 companies including 12 commercial banks and NH Futures was 84, the amount of remittance was around USD 12.26 billion, and confirmed details shall be shared among the related institutions (the Prosecution and the Korea Customs Service). Investors should note that the FSS is continuously monitoring the financial institutions that are suspected of abnormal foreign currency transactions, and there may be sanctions by the authorities in the future.

[Company Risks of Woori Investment Bank, Wholly-Owned Subsidiary]

[Risks related to business portfolio]

A. Woori Investment Bank is engaged in deposits and loans business, international financing business, securities business, etc. as the only one full-service merchant bank in Korea pursuant to the FISCMA. Woori Investment Bank is making efforts to break from the profit structure which currently relies on spread between deposits and loans and to diversify the profit structure; however, interest margin (interest income – interest expense) accounts for KRW 25.5 billion, which is approximately 62.59% of the total operating profit on a consolidated basis as of 1Q of 2023. Considering that the profit structure of Woori Investment Bank relies heavily on interest margin, the overall profitability of Woori Investment Bank may decrease if the interest margin decreases in the future. Meanwhile, profit and loss related to financial assets measured at fair value through profit or loss and foreign exchange transactions, which are major operating profit and loss items other than the interest margin, show great variability repeating profit and loss each financial year. Investors should note Woori Investment Bank’s reliance on interest margin and the variability of other profit and loss items for their investments.

Woori Investment Bank is engaged in deposits and loans business, international financing business, securities business, etc. as a full-service merchant bank pursuant to the FISCMA. The overview of the business in which Woori Investment Bank is engaged, its products and services stated in the 2023 1Q report is as follows.

(1) Deposits and loans

Classification		Description
Deposits	Time deposit (issued note)	Fixed interest rate products that are directly issued by Woori Investment Bank and suitable for short-term management of cash to be matured within one year
	CMA Note (issued note-type CMA)	Fixed interest rate products that combine the advantages of CMA and those of issued notes and can be deposited and withdrawn at any time
	CMA (cash management account)	Products, by which Woori Investment Bank manages the monies deposited by customers and pays the profits from such management and which can be deposited and withdrawn at any time
	The Joeun installment saving	Periodic installment savings with fixed interest rate that are for suitable for stable saving of money
	Time deposit for retirement pension	Financial products with fixed interest rate issued directly by Woori Investment Bank for the purpose of managing retirement pension reserves, which will be matured within one year
	CP	CPs that are issued by eligible issuers selected by Woori Investment Bank through strict credit test and sold to customers of Woori Investment Bank. These products have high rate of return based on the market interest rate.

Classification		Description
Loans	Note discount	Purchase, at discounted price, of notes issued, endorsed, accepted or guaranteed by good companies, which are selected by Woori Investment Bank, to the extent not exceeding such limit as separately determined based on the creditworthiness of such good companies
	Factoring (CP discount)	Immediate purchase, at discounted price, of CPs issued or endorsed by good companies, through simple procedures
	Negotiation and discount of trade bill	In order to alleviate the financial burden of exporters before shipment, Woori Investment Bank purchases, at discounted price, trade bills issued based on export L/Cs or local L/Cs, and also purchases, at discounted price, trade bills negotiated by other financial institutions.
	Note guarantee, and payment guarantee	Provision of guarantee for notes issued, endorsed, accepted or guaranteed by eligible companies, which are selected by Woori Investment Bank, and provision of guarantee for payment in Korean currency for such companies
	Medium and long term loans in Korean currency	Provision of medium and long term loans as required by companies for capital expenditure
	Project Financing	Feasibility study and financial consultation for large-scale investment projects, arrangement of comprehensive financing, and provision of required funds

(2)	International financing business

Classification	Description
Foreign exchange	Services for L/C, foreign exchange trading, and purchase and collection of export drafts, etc.
Provision of loans in foreign currency	Provision of foreign currency funds, which are raised from international financial markets to Korea companies to support their investments in facilities and foreign countries
Local import usance	Woori Investment Bank pays, on behalf of an importer, for the imported goods based on the import L/C, and requests the importer to reimburse such payment on a deferred basis.
Offshore Banking	Provision of loans in foreign currency to overseas subsidiaries or joint ventures of Korean companies for their operation and capital expenditures.
Guarantee for payment in foreign currency	Issuance of guarantee for payment in foreign currency as required by companies to borrow foreign currency funds in or out of Korea or to receive order for construction in foreign countries
Arrangement of international financing	Arrangement of services for overall international financing, and provision of services related thereto; arrangement of inflow of foreign currency, issuance of bonds denominated in foreign currency, or technology introduction; and purchase, at discounted price, of export drafts on a deferred payment basis
Arrangement of investment by Korean companies in foreign countries	Arrangement of investment and other procedures for companies that desire to participate in foreign markets
FX dealing	Woori Investment Bank collects, analyzes, and predicts the information on changes in international financial environment to buy and sell dollars and other foreign currencies.

(3) Securities business

Classification	Description
Arrangement of issuance of corporate bonds, and guarantee for repayment

•  Arrangement of issuance and underwriting of corporate bonds to enable companies to directly and stably raise funds

•  Provision of guarantee for repayment of principal and interest of corporate bonds to enable companies to issue their corporate bonds without difficulty

Trading of securities	Woori Investment Bank acts as an institutional investor through trading securities such as stocks and public bonds. To help its customers in managing their surplus funds, Woori Investment Bank sells and repurchases government bonds, public bonds and corporate bonds according to market interest rate.
Issuance of merchant bank bonds	Woori Investment Bank may raise medium and long term funds by issuing merchant bank bonds to provide companies with medium and long term financial resources.
Arrangement of M&A	If its client desires to acquire or merge with a Korean or foreign company, Woori Investment Bank selects and evaluate the target company and finances the funds as required for such M&A.
Crowd Funding	Woori Investment Bank acts as a bridge between a company in need of funds and the public through online platforms, and provides services incidental thereto, such as funding review/investment advertisement/subscription management.

Looking into the composition of the operating income and operating cost of Woori Investment Bank on a consolidated basis as of the end of 2023 1Q, interest margin (interest income – interest cost) accounts for 62.59% which is a substantial proportion of the overall operating profit. Woori Investment Bank maintains various business portfolios including deposits and loans business, international financing business, securities business, etc., but in terms of profit and loss structure, the overall profitability may decrease if the interest margin decreases. Therefore, investors should note that the business portfolio of Woori Investment Bank relies heavily on interest margin for its profits.

[ Status of Operating Profit and Loss ]

(Unit: KRW million)

Classification	Operating Income	Operating Cost	Operating Profit (Loss)	Operating Profit Ratio
Income from Interests (Cost)	74,050	(48,527)	25,524	62.59%
Income related to Financial assets measured at Fair Value through Profit or Loss (Loss)	31,671	(24,159)	7,512	18.42%
Restoration of Impairment Loss on Credit Loss	34	(15,240)	(15,206)	—
Foreign Exchange Transaction Profit (Loss)	5,878	(5,031)	848	2.08%
Fee Income (Cost)	7,718	(1,616)	6,102	14.96%
Dividend Income	793	—	793	1.95%
Other Operating Income (Cost)	137	(2,075)	(1,938)	—
Total	120,281	(96,647)	23,634	100.00%

Note) Operating cost refers to the amount excluding general administrative costs.

Source: Woori Investment Bank’s Consolidated Quarterly Report

Interest margin (interest income – interest cost) and changes of its ratio to the overall operating profit are as follows. The ratio of interest profit and loss which was 70.11% in 2018 increased to 94.54% in 2022 and 243.17% as of 1Q in 2023 following the trend of rising interests in 2022.

[ Developments in interest profit and loss ]

(Unit: KRW )

Classification	2023 1Q	2022	2021	2020	2019	2018
Interest Income	74,050,155,763	223,681,692,258	144,402,638,742	126,415,164,538	102,401,066,135	78,093,208,351
Interest Cost	48,526,655,623	107,413,435,775	46,704,485,950	50,995,433,231	50,650,429,580	36,732,507,879
Interest Profit and Loss	25,523,500,140	116,268,256,483	97,698,152,792	75,419,731,307	51,750,636,555	41,360,700,472
Operating Profit	10,496,345,308	122,988,014,714	155,519,135,532	107,785,324,501	85,056,281,844	58,996,197,493
Interest Profit and Loss Ratio	243.17%	94.54%	62.82%	69.97%	60.84%	70.11%

Note) Operating profit refers to the amount excluding general administrative costs.

Source: Woori Investment Bank’s Quarterly Report and Business Report for each fiscal year

Meanwhile, profit and loss related to financial assets measured at fair value through profit or loss and foreign exchange transaction are showing great variability. Profit and loss related to financial assets measured at fair value through profit or loss showed great variability recording net profit of KRW 18.6 billion in 2018, decreasing from 2019 to 2020, and increasing again in 2021. It recorded net profit of approximately KRW 7.5 billion in 2023 1Q.

[ Status of profits and losses related to financial assets at amortized cost ]

(Unit: KRW million)

Classification	2023 1Q	2022	2021	2020	2019	2018
Income related to Financial assets measured at Fair Value through Profit or Loss	31,671	76,019	90,480	64,666	51,625	59,467
Loss related to Financial assets measured at Fair Value through Profit or Loss	24,159	65,644	75,980	63,265	43,209	40,830
Net Income (Loss)	7,512	10,374	14,500	1,401	8,416	18,637

Source: Woori Investment Bank’s Quarterly Report and Business Report for each fiscal year (on a consolidated basis)

The specific status of profits related to financial assets measured at fair value through profit or loss as of 2023 1Q is approximately KRW 31.67 billion, and is comprised of income related to derivatives assets of KRW 12.25 billion, income related to financial assets at fair value through profit or loss of KRW 17.65 billion and income related to financial liabilities at fair value through profit or loss of KRW 1.77 billion. However, loss related to derivatives assets of KRW 13.35 billion, loss related to financial assets at fair value through profit or loss of KRW 6.91 billion and loss related to financial liabilities at fair value through profit or loss of KRW 3.89 billion are incurred, and the total profit and loss of the current term shows profit of approximately KRW 7.51 billion.

[ Status of profits and losses related to financial products at fair value through profit or loss ]

(Unit: KRW million)

Classification	2023 1Q	2022	2021	2020	2019	2018
Income related to financial assets at fair value through profit or loss	17,648	10,646	40,419	29,215	23,572	26,428
Income related to financial liabilities at fair value through profit or loss	1,776	4,994	13,176	3,201	—	—
Income related to derivatives assets	12,246	6,919	36,885	32,249	28,053	33,039
Total	31,671	22,559	90,480	64,666	51,625	59,467
Loss related to financial assets at fair value through profit or loss	6,911	11,792	35,652	27,456	14,010	13,119
Loss related to financial liabilities at fair value through profit or loss	3,894	1,306	9,010	3,162	—	—
Loss related to derivatives assets	13,354	5,771	31,318	32,646	29,198	27,711
Total	24,159	18,869	75,980	63,265	43,209	40,830
Total of Profit and Loss	7,512	3,690	14,500	1,401	8,416	18,637

Source: Woori Investment Bank’s Quarterly Report and Business Report for each fiscal year (on a consolidated basis)

Foreign exchange transactions also show great variability just like profits and losses related to financial assets measured at fair value through profit or loss. It recorded a net income of approximately KRW 0.85 billion as of 2023 1Q which drastically increased by 221.2% year-on-year (KRW 0.26 billion). Profits and losses related to foreign exchange are incurred in the process of spot exchange transactions and conversions; therefore, they cannot be evaluated as stable source of income as they can repeat profits or losses according to the fluctuations of exchange rates. Investors should note the variability of operating profit and loss excluding interest margin although the ratio of profit and loss related to foreign exchange transactions to the operating profit and loss of Woori Investment Bank is insignificant.

[ Status of profits and losses related to foreign exchange transactions ]

(Unit: KRW million)

Classification	2023 1Q	2022	2021	2020	2019	2018
Income related to foreign exchange transactions	5,878	20,183	9,819	21,297	15,484	49,844
Loss related to foreign exchange transactions	5,031	17,443	9,000	19,184	14,357	56,269
Net Income (Loss)	848	2,740	819	2,113	1,127	(6,425)

Source: Woori Investment Bank’s Quarterly Report and Business Report for each fiscal year (on a consolidated basis)

Amid fierce competition in the intrinsic business of merchant banks due to other financial institutions such as banks, securities companies expanding their area of work, Woori Investment Bank is addressing this issue by expanding its business areas focusing on the IB business and increasing the portion of fee income. With respect to the foregoing, the fee income is continuously on the rise. The fee income continues to rise until today, however, in the case of any slowdown, it may be difficult to achieve the goal of Woori Investment Bank to break away from the profit structure relying on spread between deposits and loans and to diversify the profit structure.

[ Status of fee income and cost ]

(Unit: KRW million)

Classification	2023 1Q	2022	2021	2020	2019	2018	2017
Fee Income	7,718	78,195	50,068	35,423	31,161	12,827	4,339
Fee Cost	1,616	6,740	7,431	5,525	4,872	5,792	3,267
Net Income	6,102	71,455	42,637	29,898	26,289	7,035	1,072

Source: Woori Investment Bank’s Quarterly Report and Business Report for each fiscal year (on a consolidated basis)

[ Detailed status of fee income and cost ]

(Unit: KRW thousand)

Classification	2023 1Q	2022 4Q
Fee Income
Acquisition Fee	1,339,773	405,550
Commitment Fee	398,812	805,354
Advisory Fee	4,115,216	8,283,000
Weekly Fee	180,000	525,310
Fee related to KRW Loan	1,011,346	7,175,063
Beneficiary Certificate Sales Fee	49,552	45,566
Commissions Received in KRW	623,421	984,832
Total	7,718,120	18,224,675
Fee Cost
Fee for payment in KRW	1,568,118	1,751,828
Fee for payment in foreign currency	48,028	42,143
Total	1,616,146	1,793,971

Source: Woori Investment Bank’s 2023 1Q Quarterly Report (on a consolidated basis)

Woori Investment Bank is making efforts to break away from the profit structure relying on spread between deposits and loans and to diversify the profit structure; however, interest profit and loss accounts for 62.59% of the overall operating profit and loss excluding general administrative costs on a consolidated basis as of 2023 1Q. Considering that the profit structure of Woori Investment Bank relies heavily on the interest margin, the overall profitability of Woori Investment Bank may decrease if the interest margin decreases in the future. Investors should keep this in mind.

[Matters related to profitability]

B. Woori Investment Bank’s operating profit for 2023 1Q was KRW 120.3 billion, which is a 27.7% increase year-on-year. Net income is also showing a continuous growth from KRW 19.1 billion in 2017 to KRW 91.8 billion in 2022, and the net income for 2023 1Q was KRW 8 billion which is a 59.9% decrease year-on-year. NIM (Net Interest Margin) which is one of the profitability indicators of Woori Investment Bank is continuously showing improvements due to the effects of expansion of operating assets such as loan receivables and the liquidation of bad assets (-1.0% in 2013 -> 1.96% in 2023 1Q). However, as interest margin accounts for a substantially high proportion of the profit as stated in the “Company Risks A. Risks related to Business Portfolios”, an adverse effect on the profitability of Woori Investment Bank may occur if interest margin decreases in the future, and as loan assets including real estate PF are recently on the rise, an adverse effect on the profitability of Woori Investment Bank may occur if there arise bad assets among the loan assets. Therefore, investors should comprehensively review developments in interest margin, fluctuations of ratio of income that does not from interests, such as income from fees, among the total income, and the soundness of Woori Investment Bank’s loans when investing.

Woori Investment Bank’s operating profit for 2023 1Q was KRW 120.3 billion, which is a 27.7% increase year-on-year. Net income is also showing a continuous growth from KRW 19.1 billion in 2017 to KRW 91.8 billion in 2022, and the net income for 2023 1Q was KRW 8 billion which is a 59.9% decrease year-on-year. The ratio of interest income to operating income increased more than approximately two times from 27.9% in 2017 to 61.6% in 2023 1Q, and the reliance on interest income is further intensifying.

In the past, net loss was recorded for each fiscal year from the 39th (April 1, 2010 – March 31, 2011) to the 42nd (April 1, 2013 – March 31, 2014) fiscal years as PF loan became bad debts due to economic recession in domestic construction. However, business normalized due to effects of liquidation of bad assets, expansion of capital, improvements in external credit rating, etc. after it was entered into Woori Financial Group in June 2013, and profitability improved after 2014. ROA and ROE were recorded at 1.1% and 8.5%, respectively, as of the end of 2017, and they are showing improvements at 1.62% and 13.60%, respectively, as of 2022.

The developments of Woori Investment Bank’s profitability are as follows.

(Unit: KRW million)

Classification	2023 1Q	2022	2021	2020	2019	2018
Operating Income	120,281	406,626	303,296	256,273	204,713	205,446
• Interest Income	74,050	223,682	144,403	126,415	102,401	78,093
• Non-Interest Income	46,231	182,945	158,893	129,858	102,312	127,352
Operating Cost	109,784	283,638	199,267	148,488	119,657	146,449
• Interest Cost	48,527	107,413	46,704	50,995	50,650	36,733
• Non-Interest Cost	61,258	176,225	152,563	97,493	69,006	109,717
Operating Profit (Loss)	10,496	122,988	104,029	68,747	53,873	32,915
Net Income (Loss)	8,008	91,794	79,924	62,937	53,358	33,364
Total Asset	5,800,284	5,657,191	5,159,742	4,332,474	3,398,960	2,682,660
Total Capital	662,682	674,781	599,885	528,880	367,338	315,242
ROA	0.55%	1.62%	1.55%	1.63%	1.75%	1.46%
ROE	4.83%	13.60%	13.32%	14.05%	15.63%	11.12%

Note 1) Operating cost refers to the amount excluding general administrative costs.

Note 2) Quarterly ROA and ROE calculated to be on a per annum rate.

Source: Woori Investment Bank’s Quarterly Report and Business Report for each fiscal year (on a consolidated basis)

While Woori Investment Bank is seeing an expansion of operating assets such as loans as business normalized after liquidation of bad assets and large-scale restructuring, costs involved in the increase of operating assets such as bad debt expenses are decreasing after the liquidation of large-scale bad assets (Recovery occurred in 2016 and 2017). The developments of the amount of loans, bad debt expenses, and NIM are as follows.

(Unit: KRW million, %)

Classification	2023 1Q	2022	2021	2020	2019	2018
Loan receivables	4,196,121	4,117,392	3,346,292	2,746,646	1,873,652	1,649,479
Allowance for bad debts	53,767	39,314	23,649	18,294	15,305	11,771
Bad Debt Expense (Recovery)	15,240	17,413	3,151	3,762	663	3,368
NIM	1.96	2.1	2.1	2.01	1.87	1.86

Source: Data provided by Woori Investment Bank

Despite making improvements in profitability, Woori Investment Bank may see a decrease in its profitability if NIM decreases in the future as interest margin accounts for a substantially high proportion of the profit as stated in the “Company Risks A. Risks related to Business Portfolios”. Therefore, investors should sufficiently review developments of interest margin, fluctuations of ratio of income excluding interest income such as fee income to the overall income, etc. of Woori Investment Bank in investing. In addition, after the normalization of business, Woori Investment Bank has seen a drastic increase in the amount of loan receivables due to operation of fund centered on loans. Investors should sufficiently review the asset soundness of Woori Investment Bank’s loan receivables as its profitability may be damaged if large-scale default occurs in its loan receivables as in the past.

Woori Investment Bank turned into a deficit recording net loss of KRW 14 billion due to increase of burden of allowance accumulation (KRW 26.9 billion), impairment loss of available-for-sale securities on corporate bond of Korea Line Corporation (KRW 21.1 billion), equity method loss related to investments in AIG building (KRW 11.8 billion) and decrease of non-interest net profit amid the decrease of interest net profit due to increase of non-performing loan according to real property PF loan insolvency in 2010.

Woori Investment Bank continued to record deficit until 2013 due to insolvency of bond due to setbacks in the business progress and depreciation of security value of PF loans, and insolvency of assets such as impairment loss of available-for-sale securities on securities subject to debt-equity swap, started to make a turnaround and normalize management from 2014 due to efforts including liquidation of bad assets, expansion of capital and reinforcement of risk management after inclusion into Woori Financial Group. However, after 2014, the amount of PF loan and the loan agreement which were major reasons behind turning into deficit in the process of expanding assets for making profit is increasing again.

In 2016, operating loan was recorded at KRW 839.5 billion and the ratio of PF among the operating loan was 15.94%. The ratio of PF gradually showed a growing trend together with the expansion of the operating loan, and the expansion of PF ratio continues today following 13.95% in 2017, 17.71% in 2018. Among the operating loan of KRW 4,196.1 billion as of 2023 1Q, PF loan accounts for KRW 697.8 billion which is 16.63%.

[Developments of Operating Loan and PF ratio among the loan]

(Unit: KRW hundred million, %)

Classification	2023 1Q	2022	2021	2020	2019	2018
Operating Loan	41,961	41,174	33,463	27,46	18,785	16,519
PF	6,978	7,490	8,292	5,218	4,121	2,926
Corporate Loan	16,095	16,890	12,265	9,698	7,793	5,3 3
Other Loan	3,379	3,922	4,265	3,603	3,090	3,926
Notes discounted	3,304	5,015	2,959	5,136	2,830	3,149
Notes bought	12,205	7,858	5,682	3,812	952	1,185
PF ratio in the Loan	16.63%	18.19%	24.78%	19.00%	21.94%	17.71%

Source: Data provided by Woori Investment Bank

The profitability of Woori Investment Bank may increase following the expansion of the PF ratio, however, any insolvency in the PF business takes place as it has in the past may adversely affect the profitability of Woori Investment Bank. Investors should keep this in mind.

[Matters related to financial stability]

C. Most of the liabilities held by Woori Investment Bank as of the end of 2023 1Q (75.6%) are deposits, and the deposits are comprised of issued bill deposits (KRW 3.753 trillion) and cash management account deposits (CMA deposits, KRW 118.5 billion). Deposits to Woori Investment Bank are protected due to its being a merchant bank, unlike those to financial investment companies; therefore, there is a low possibility of sudden withdrawal of funds in the form of bank run. In addition, liquidity ratio in Korean currency of Woori Investment Bank based on assets and liabilities with remaining maturity of not more than three month is in a good state at 204.24%. Cash flow from operating activities for 2023 1Q showed a net inflow of KRW 158.8 billion. However, increases and decreases of cash flow due to fluctuations of assets and liabilities due to operating activities may be temporary. Increase of assets due to operating activities may become a factor improving cash flow by increasing cash flow at the point of collecting the assets in the future, but if cash flow is continuously negative, it may adversely affect the financial stability of Woori Investment Bank. Investors should sufficiently review the developments in cash flow of Woori Investment Bank when investing.

The ratio of borrowings to the total liabilities of Woori Investment Bank is not substantial as Woori Investment Bank is a merchant bank that accepts deposits, and the funding is mainly made through deposits including issued bills, CMA, etc. The details of liabilities of Woori Investment Bank as of 2023 1Q are as follows.

(Unit: KRW million)

Classification	Financial Liabilities measured at Fair Value through Profit or Loss	Deposits	Borrowings	Provisions	Net defined benefit liabilities	Other Financial Liabilities	Current Corporate Tax Liabilities	Other Liabilities	Total
Amount	105,848	3,885,585	897,200	1,445	—	223,704	8,860	14,960	5,137,602
Ratio	2.1%	75.6%	17.5%	0.0%	—	4.4%	0.2%	0.3%	100.0%

Source: Woori Investment Bank’s Quarterly Report (on a consolidated basis)

Most of the liabilities held by Woori Investment Bank as of the end of 2023 1Q (75.6%) are deposits, and the deposits are comprised of issued bill deposits (KRW 3.753 trillion) and cash management account deposits (CMA deposits, KRW 118.5 billion). Deposits to Woori Investment Bank are protected due to its being a merchant bank, unlike those to financial investment companies; therefore, there is a low possibility of sudden withdrawal of funds in the form of bank run.

The details of withholding liabilities as of the end of 2023 1Q and the end of 2022 are as follows.

	(Unit: KRW thousand)
Classification	End of 2023 1Q	End of 2022
Issued bill deposits	3,753,034,481	3,768,296,032
Entrusted money for cash management account	118,481,204	160,078,950
Beneficiary certificate deposits	14,068,832	2,416,660
Total	3,885,584,517	3,930,791,642

Source: Woori Investment Bank’s Quarterly Report (on a consolidated basis)

	(Unit: KRW thousand)
Classification	End of 2023 1Q	End of 2022
Individuals	2,507,555,258	2,378,418,086
Non-profit corporation	22,659,596	35,224,933
Companies	858,289,441	896,177,146
Bank deposit-accepting institutions	396,561,611	437,257,518
Other financial institutions	100,518,611	183,713,959
Total	3,885,584,517	3,930,791,642

Source: Woori Investment Bank’s Quarterly Report (on a consolidated basis)

Matter related to the protection of depositors are as follows.

•	Overview of the Depositor Protection System

The above system, which came into effect on January 1, 1997, aims to protect depositors and stabilize financial institutions by having Korea Deposit Insurance Corporation pay insurance money if financial institutions, subscribed to the deposit insurance, fail to pay any deposits due to suspension of payment of deposits, cancellation of authorization or permission of business, or dissolution or bankruptcy, etc., pursuant to the Depositors Protection Act.

•	Protected products and Unprotected products

Protected products	Unprotected products

•   Issued bill deposits

•  Time Deposit

•  CMA Note

•  The Joeun installment saving

•  Time Deposit for retirement pension (Issued Bill) DC, IRP

•  The Dream Time Savings

•  The Dream Time Savings 2

•  The Dream Time Savings 3

•   Entrusted money for cash management account

•  CMA Deposit

•  e-plus CMA Deposit

•   Beneficiary certificate deposits

•  Collective Investment Securities Investor Deposit (Investor Deposit)

• Time Deposit for retirement pension (Issued Bill) DB • CP, RP, Corporate Bond, Asset-Backed Short-Term Bond, CB, BW • Collective Investment Product, etc. pursuant to the FISCMA

•	Limit of Protection

The principal and interest, combined, are protected up to a maximum of KRW 50 million per individual within the same financial institution.

•	Payment of Insurance Premium

Insurance premium (Deposit Premium, Special Contribution), which is average balance such as deposits is multiplied by insurance premium rate, shall be paid to the Korea Deposit Insurance Corporation.

•	The Amount of Deposit Insurance Premium

(Unit: KRW Million)

Classification	2023 1Q	2022	2021	2020	Remark
Amount	2,069	2,204	4,371	3,465	—

Note) Based on the amount paid on March 31, 2023

[Developments in the liquidity ratio in Korean currency]

Classification	2023 1Q	2022	2021	2020	2019
Liquidity ratio in Korean currency Note 1)	204.24	173.6	134.31%	139.27%	149.49%
Liquidity ratio in foreign currency Note 2)	102.4	102.74	—	—	109.72%

Note 1) Based on liquid assets and liabilities with remaining maturity of not more than 90 days

Note 2) Based on liquid assets and liabilities with remaining maturity of not more than three months

Source: Woori Investment Bank’s Quarterly Report and Business Report for each fiscal year (on a consolidated basis)

<Regulation related to liquidity ratio in Korean currency>

Article 8-41. (Standards for Soundness of Business Management)

(1) The business guidance ratios with which every merchant bank shall comply in accordance with Article 31 (1) of the Act, which shall apply mutatis mutandis pursuant to Article 350 of the Act, are as follows:

1. The ratio of equity capital to risk-weighted assets: 8/100 or more; and

2. The ratio of assets and liabilities in Korean won with a remaining maturity of not more than three months (hereafter referred to as “liquidity ratio in Korean won”): 100/100 or more.

(2) Further specific method of calculating the ratio under paragraph (1) shall be prescribed by the Governor of the Financial Supervisory Service; provided, that the ratio under paragraph (1) 1 shall be based on the consolidated balance sheet of each merchant bank.

(3) The Governor of the Financial Supervisory Service may, if he/she finds as a result of the analysis and assessment that he/she conducted on the current status of business management of a merchant bank pursuant to Article 8-49 that the business guidance ratio under paragraph (1) is likely to worsen or there is any weakness in the business, require the merchant bank to submit a plan or an agreement on the improvement of the ratio or the weakness or enter into an agreement with the relevant financial institution on the improvement of business management; provided, that the same shall not apply to any merchant bank to whom the recommendation of, demand for, or order of the improvement of business management was issued pursuant to any provision of Articles 8-51 through 8-53.

In the case of cash flow of Woori Investment Bank, cash flow for business activities accounts for the biggest proportion within the total cash. Cash flow for investment activities mainly occurs in the process of acquiring and disposing available-for-sale securities, and cash flow for financial activities mainly occur in the process of borrowing and repaying loans and bonds. The developments of Woori Investment Bank’s cash flow are as follows.

[Developments in the cash flow of Woori Investment Bank]

(Unit: KRW million)

Classification	2023 1Q	2022 1Q	2022	2021	2020	2019
Cash flow of business activities	(158,838)	238,598	265,452	(132,788)	(250,260)	(517,189)
Cash flow of investment activities	1,520	(2,470)	(4,135)	(13,065)	4,226	32,290
Cash flow of financial activities	26,896	(170,491)	(57,492)	332,514	217,570	408,579
Effects of fluctuations of exchange rate	36	(3)	402	83	(342)	35
Increase (Decrease) of cash and cash equivalents	(130,386)	65,634	204,226	186,744	(28,805)	(76,285)
Cash and cash equivalents as of the end of term	346,395	338,189	476,782	272,555	85,812	114,617

Source: Woori Investment Bank’s Quarterly Report and Business Report for each fiscal year (on a consolidated basis)

The cash flow of business activities of Woori Investment Bank mainly occurs through fluctuations of assets and liabilities due to business activities (financial assets and financial liabilities). It showed a net loss of cash flow of business activities of KRW 158.8 billion in 2023 1Q. However, increases and decreases of cash flow due to fluctuations of assets and liabilities due to operating activities may be temporary. Increase of assets due to operating activities may become a factor improving cash flow by increasing cash flow at the point of collecting the assets in the future, but if cash flow is continuously negative, it may adversely affect the financial stability of Woori Investment Bank. Investors should sufficiently review the developments in cash flow of Woori Investment Bank when investing.

[Matters related to asset soundness]

D. As of the end of 2023 1Q, securities of KRW 1.0164 trillion and loan receivables of KRW 1.2317 trillion accounted for 38.7% within the total asset of Woori Investment Bank of KRW 5.8003 trillion. Loan receivables are showing an increase together with the growth of PF market. Woori Investment Bank has seen a drastic increase of borrowings and bonds receivable following asset operation centered on loans since 2016; therefore, the exposure to credit risk may increase. Despite the fact that Woori Investment Bank has currently secured devices of credit reinforcement including completion guarantee or joint and several guarantee, the possibility of insolvency in the future shall not be ruled out as real estate PF inherently involves uncertainty, and any bad debts in the performing bond may adversely affect the profitability and asset soundness of Woori Investment Bank. Investors should note the risks related to real property PF held by Woori Investment Bank. Meanwhile, short-term electronic bonds, corporate bonds, public bonds/bank bonds held by Woori Investment Bank have high credit rating with low concern for debt repayment; therefore, it can be said that the credit rating of debt securities currently held by Woori Investment Bank as of 2023 1Q is very stable. However, investors should note that the asset soundness and profitability may be aggravated according to changes of conditions in the economy and the real estate PF market.

Woori Investment Bank is making profit by operating corporate long/short-term loans and CMA note management account (mainly note discount and CP sale, etc.) funded with issued bill and CMA deposits, etc., or investing in securities including corporate bond and stock. The developments in the composition of total assets of Woori Investment Bank are as follows, and the total of securities and loan receivables account for 73.8% of the total asset as of the end of 2023 1Q.

[Developments in the composition of total assets of Woori Investment Bank]

(Unit: KRW million)

Classification	2023 1Q	2022	2021	2020	2019

Cash and cash equivalent	346,395	476,781	272,555	85,812	114,617

Securities	1,016,388	946,350	1,342,170	1,429,361	1,131,226

Stock	4,723	5,238	12,105	36,577	51,728

Contribution	46,282	42,727	30,389	22,042	28,414

Government bonds	101,598	5,724	91,553	213,082	29,747

Financial bonds	—	—	—	339,473	209,963

Special bonds	530,001	463,208	567,579	383,622	321,607

Corporate bonds	300,855	396,418	609,084	403,176	450,276

Bond with imbedded KRW option	1,083	1,078	1,117	4,617	5,826

Beneficiary Certificate	31,846	31,957	30,343	26,772	33,665

Loan receivables	1,231,739	844,530	2,684,773	1,880,721	1,484,682

Loan proceeds	42,006	49,808	2,072,825	1,486,532	1,206,405

Bills discounted and bought	1,189,734	794,722	410,300	217,500	119,350

Total assets	5,800,283	5,657,191	5,159,742	4,332,474	3,398,960

Source: Woori Investment Bank’s Quarterly Report and Business Report

Woori Investment Bank’s assets including securities and loan receivables are showing a growing trend together with the external growth. Securities increased from KRW 578.6 billion in 2018 to KRW 1.0164 trillion in 2023 1Q, and loan receivables increased from KRW 1.1129 trillion to KRW 1.2318 trillion.

The assets in the securities sector are expanding focus on corporate bonds, government bonds, and special bonds, which have lower volatility compared to stocks, and loan receivables show an increase together with the growth of the PF market. Woori Investment Bank has seen a drastic increase of borrowings and bonds receivable following asset operation centered on loans since 2016; therefore, the exposure to credit risk may increase. Therefore, allowances for bad debts for Woori Investment Bank’s bonds were established, and specific allowances for bad debts based on the level of credit risk for each account were set as below.

[Reserved Allowance for Bad Debts by Account]

(Unit: KRW 1 thousand, %)

Account Title	Total Receivables	Allowance for Bad Debts	The Reserve Ratio of Allowance for Bad Debts

Deposits	18,281,001	4,798	0.03%

Loans	2,307,863,525	47,957,964	2.08%

Bills discounted & bought	244,150,000	829,668	0.34%

Private placement bonds	297,900,000	4,796,043	1.61%

Accrued income	22,409,372	1,558,134	6.95%

Assets in CMA	117,000,000	183,228	0.16%

Total	3,007,603,898	55,329,835	1.84%

Note) Based on K-IFRS consolidated financial statements

Source: 2023 1Q quarterly report from Woori Investment Bank

The allowance for bad debts has been expanded in line with the growth of loans and other loans and receivables. As of 2023 1Q, the balance of the allowance amounts to KRW 55.3 billion, posting a 37.4% increase compared to the ending balance of KRW 40.3 billion in 2022.

[ Changes in Allowance for Bad Debts ]

(Unit: KRW 1 thousand)

Classification	2023 1Q	2022	2021

Beginning balance	40,277,432	23,842,259	18,482,272

Write-off	—	708,373	—

Recovery of bad debts	59,640	302,944	2,939,580

Other changes	(246,787)	(557,718)	(776,483)

Contribution(recovery) amount	15,239,550	17,398,320	3,196,890

Ending balance	55,329,835	40,277,432	23,842,259

Note) Based on K-IFRS consolidated financial statements

Source: 2023 1Q quarterly report from Woori Investment Bank

The continued upward trend in Woori Investment Bank’s allowance for bad debts is largely attributable to the consistent growth in loans and other loans and receivables. As of the end of 2023 1Q, other loans and receivables stand at KRW 237.5 billion, recording a 109.0% increase compared to KRW 113.7 billion as of 2022 year-end.

[ Breakdown of Loans & Other Loans and Receivables ]

(Unit: KRW 1 thousand)

Classification	End of 2023 1Q	2022 Year-End

Loans	2,962,117,482	3,219,827,906

Loans	2,307,863,525	2,438,641,653

Loans in local currency	2,307,863,525	2,438,641,653

Short-term loans in local currency	692,507,063	708,942,033

Short-term loans in local currency_PF	238,500,000	251,500,000

Long-term loans in local currency_PF	459,293,110	497,458,788

Long-term loans in local currency_corporate	917,037,061	980,059,512

Factoring e-receivables	—	—

Personal deposit secured loans	526,291	681,320

Allowance for loan losses	47,957,965	36,969,709

Allowance for loans in local currency	47,957,965	36,969,709

Allowance for short-term loans in local currency	13,429,992	13,809,094

Allowance for short-term loans in local currency _PF	12,443,301	6,553,561

Allowance for long-term loans in local currency _PF	9,480,349	3,548,484

Allowance for long-term loans in local currency _corporate	12,604,322	13,058,569

Allowance for factoring e-receivables	—	—

Installment loan receivables	—	—

Allowance for installment loan receivables	—	—

Bills discounted and bought	361,150,000	492,550,000

Bills discounted	300,500,000	382,000,000

Bills bought	60,650,000	110,550,000

Allowance for bills discounted and bought	1,012,896	1,058,767

Allowance for bills discounted	953,231	909,980

Allowance for bills bought	59,664	148,787

Private placement bonds	297,900,000	338,600,000

Private placement bonds in local currency	297,900,000	338,600,000

Allowance for private placement bonds	4,796,043	1,285,352

Allowance for private placement bonds in local currency	4,796,043	1,285,352

Loan origination costs and fees	(9,102,228)	(10,649,919)

Other loans and receivables	237,532,079	113,666,103

Guarantee deposits	20,340,792	20,240,792

Present value discount to guarantee deposits	281,943	377,119

Loans to employees	280,417	151,667

Present value discount to loans to employees	17,657	9,750

Accounts receivable	186,304,796	71,844,575

Accrued income	31,864,609	22,003,950

Allowance for accrued income	1,558,134	961,750

Total	3,199,649,561	3,333,494,009

Source: Materials provided by Woori Investment Bank

As of 2023 1Q, Woori Investment Bank’s total loans in local currency (Korean Won) amount to KRW 2307.9 billion, with the portfolio consisting of short-term loans of KRW 692.5 billion (30.0%), short-term and long-term PF loans of KRW 697.8 billion (30.2%) and long-term corporate loans of KRW 917 billion (39.7%). In the past, Woori Investment Bank experienced a deterioration in profitability due to an increase in non-performing PF loans caused by a downturn in the real estate construction sector. With the increased NPL, the bank had to allocate more funds to the allowance for bad debts, resulting in a higher credit cost ratio and capital erosion.

For the above reason, it is necessary to closely monitor the status of its real estate PF loans. While the Woori Investment Bank’s total PF loans continued to grow after 2016, non-performing PF loans exhibited a consistent decline on the back of its active efforts such as bad debt write-offs and the recovery of debts through collateral sales and the ratio of loans classified as precautionary and below also went down from 2.57% in 2017 to 1.38% in 2022.

[ Status of Real Estate PF Loans ]

(Unit: KRW 100 million)

Classification	2022	2021	2020	2019	2018	2017

Total loan	41,283	34,932	27,466	18,737	16,495	12,088

Precautionary and below loan	568	198	216	93	299	311

NPL	261	198	216	92	248	227

Allowance for bad debts	403	238	183	153	118	104

Precautionary and below ratio	1.38%	0.57%	0.79%	0.50%	1.81%	2.57%

NPL ratio	0.63%	0.57%	0.79%	0.49%	1.51%	1.88%

Coverage ratio(*)	154.23%	120.20%	84.79%	167.21%	47.42%	45.54%

(*) Coverage ratio = allowance for bad debts/NPL

Source: Financial Statistics Information System of the FSS

The details of the Woori Investment Bank’s non-performing PF loans as of June 5, 2023 are as below. Woori Investment Bank currently holds three non-performing PF loans with a total outstanding balance of KRW 21.5 billion. However, considering the Woori Investment Bank’s current business performance, allowance for bad debts, and available capital, it is anticipated that the impact of such loans will be limited.

[ Details of Non-Performing PF Loans ]

(Unit: KRW 100 million)

Company		Date of Disbursement	Total Amount	Collected Amount	Write-offs	Outstanding Balance	Allowance Balance	Credit Enhancement & Priority of Security Interest
Substandard	**Holdings, Co., Ltd.	Mar-22-2020	30	—	—	30	13

-  Holding a first priority beneficial interest under the Management-Type Land Trust Contract

-  The construction company to assume the debts upon failure to complete the construction as confirmed (within 22 months).

-  The trust company to compensate for all damages upon failure to ensure the responsible completion of the construction as confirmed (within 28 months)

	*****Development, Co., Ltd.	Jul-18-2022	90	—	—	90	65	- Holding a second priority beneficial interest in a real estate security trust
	**D&D, Co., Ltd.	May-13-2021	95	—	—	95	66	- Holding a second priority beneficial interest a security trust
Total			215			215	144	—

Source: Materials provided by Woori Investment Bank

[ Status of Recovery Proceedings for Non-Performing Loans ]

(Unit: 100 million)

Company		Outstanding Balance	Expected Date of Recovery			Total	Progress of Recovery Proceedings
Substandard	**Holdings, Co., Ltd.	30	2021	2022	2023	—

-  Won the first instance in a lawsuit concerning the return of the disbursed loan amount in May 30, 2023 (Seoul Central District Court 2020GaHap600444).

-  Consultations to be held in connection with the appeal trial (regarding the deposit of the repayments)

	*****Development, Co., Ltd.	90	—	—	—	—	- The project financing to continue, with the relevant project scheduled to be back on track.
	**D&D, Co., Ltd.	95	—	—	—	—	- Alternative solutions for licenses and permits are being considered (recovery proceedings and consultations related to the necessary licenses and permits are underway)
Total		215	—	—	—	—

Source: Materials provided by Woori Investment Bank

Woori Investment Bank is planning to recover non-performing PF loans as described above. However, it is important to note that if, contrary to the expectations, it becomes impossible to recover the loans in the amounts for which provisions have not been set aside, it may have an adverse impact on the Woori Investment Bank’s future profitability and financial condition.

The details of the real estate PF loans classified as normal are as follows:

[ Details of PF Loans Classified as Normal ]

(Unit: 100 million)

Company	Date of Disbursement	Disbursed Amount	Collected Amount	Outstanding Balance	Credit Enhancements, etc.
JS HOLDINGS Co., Ltd	Apr-29-2022	85	0	85	Joint and several guarantee by the representative director
Todam Construction Co, Ltd.	Oct-18-2019	71	0	67	KB Real Estate Trust has confirmed to ensure the responsible completion of the construction project
Gudodnc Co., Ltd.	Jun-19-2020	140	0	135	- Changsung E&C and Hana Asset Trust have confirmed to ensure the responsible completion of the construction project - Joint and several guarantee by the representative director
Hwangto Development Co., Ltd.	Sep-29-2021	100	0	100	Joint and several guarantee by the representative director.
SA Holdings, Co. Ltd.	May-28-2021	50	0	50

-  A second priority Kun-pledge on a beneficial interest of the developer (EDAM Holdings) of the Bangbae-dong multi-family housing project, as an additional collateral

-  Joint and several guarantee by the developer’s affiliates, EDAM C&C and EDAM R&D (developers of the Daegu Hillstate housing construction project)

Daekyung ENC Co., Ltd.	Aug-13-2021	50	0	50	Korea Investment Real Estate Trust has confirmed to ensure the responsible completion of the construction project
Sunghyun D&C Co., Ltd.	Jun-30-2021	30	0	30

-  FREECONST Company, Dongjin Construction and KB Real Estate Trust have confirmed to ensure the responsible completion of the construction project

-  Joint and several guarantee by the representative director of the borrower

-  FREECONST Company’s deposit of KRW 5 million has been secured.

-  A second priority kun-pledge established on a housing unit owned by the representative director of the borrower.

Company	Date of Disbursement	Disbursed Amount	Collected Amount	Outstanding Balance	Credit Enhancements, etc.
Wolsong Holdings Co., Ltd	Mar-23-2022	100		100

-  The construction company, DAEJEO Construction(BBB-), has provided a commitment to ensure the responsible completion of the construction project, or otherwise assume the borrower’s debt obligations.

-  The trust company, KB Real Estate Trust (A-), has confirmed to ensure the responsible completion of the construction, or otherwise compensate for damages

Cleland First Co., Ltd	Oct-28-2022	97		97	—
Yeonwoo Partners Corporation	May-18-2022	170		170	Joint and several guarantee by the representative director of the borrower (130%)
WIB Sinjeong 11th Co., Ltd.	Jan-02-2023	116		116	- Joint and several guarantee by the representative director and the largest shareholder of the borrower. - Cash Deficiency Support(CDS) has been agreed by YOUNGWOO D&C.
CN-Cheongwoo Holdings Inc.	May-10-2022	62		62	Joint and several guarantee by the representative director.
JDvictory Inc.	Nov-12-2021	200		200	- Joint and several guarantee by the representative director of the borrower.
SW Highparkvalley Ltd.	Jan-26-2021	200		150

-  Jungheung Engineering & Construction has agreed to CDS, or otherwise assume debt obligations

-  Jungheung Engineering & Construction has confirmed to ensure the responsible completion of the construction project, or otherwise assume debt obligations.

-  JungHeung Construction has confirmed to ensure CDS and responsible completion of the construction, both on a cumulative basis.

Hwaseong Dongtan 60 PFV Co., Ltd.	Sep-27-2021	100		100

-  Joint and several guarantee by the construction company (Jeil Construction)

-  Jeil Construction has confirmed to ensure the responsible completion of the construction project, or otherwise assume debt obligations.

Company	Date of Disbursement	Disbursed Amount	Collected Amount	Outstanding Balance	Credit Enhancements, etc.
Euljiro No.75 PFV Co., Ltd.	Oct-12-2021	200		200	- Joint and several guarantee by Woomi Construction (limited only to subordinated lenders and 120% of the loan proceeds.) - The trust company, Daishin Asset Trust entered into an advance purchase MOU.
Gwacheon112 PFV Co., Ltd.	Mar-15-2022	150		150

-  The construction company, Kye-Ryong Construction Industrial (BBB), has confirmed to ensure the responsible completion of construction, or otherwise assume debt obligations.

-  The trust company, Daishin Asset Trust (BBB+), has confirmed to ensure the responsible completion of the construction, or otherwise compensate for damages.

SUNWOO P&C, LTD	Jun-25-2021	90		90	The construction company and the trust company (Daishin Asset Trust) have confirmed to ensure the responsible completion of the construction.
K-City Co., Ltd	Jan-27-2023	210		210	- Joint and several guarantee by the representative director of the borrower (120%)
ESWELLIGE CO., LTD	July-20-2020	100		100	Kyobo Asset Trust has confirmed to ensure the responsible completion of the construction.
HANGANG.H.I Inc.	Feb-08-2021	100		100	Kyobo Asset Trust has confirmed to ensure the responsible completion of the construction.
KUMBOK ING Co., Ltd.	Jan-27-2022	150		150
Inchang-dong Community Housing Cooperative	Jun-28-2022	120		45	- Shindonagh Construction has confirmed its commitment to Cash Deficiency Support (CDS). - Joint and several guarantee by the representative of the Cooperative.
Jangjeon-dong Human Park Community Housing Cooperative	Feb-28-2022	230		230	- Joint and several guarantee by the representative of the Cooperative. - Bukyung Korea has confirmed its commitment to CDS.
Sungui Station Complex 2 Community Housing Cooperative	Sep-29-2021	90		90	- Joint and several guarantee by the representative of the Cooperative. - Jin C&D has confirmed its commitment to CDS.
U&K Corporation	Nov-11-2021	30		20	Joint and several guarantee by the largest shareholder of the borrower.

Company	Date of Disbursement	Disbursed Amount	Collected Amount	Outstanding Balance	Credit Enhancements, etc.
Dayandview co. ltd.	Feb-09-2022	230		230	- Joint and several guarantee by the representative director of the borrower and security provider. - YSD&C has confirmed its commitment to CDS.
Pungmu Dayandview co.,ltd.	Feb-18-2022	39		39	- Joint and several guarantee by the representative of the Cooperative and YS Development. - YSD&C has confirmed its commitment to CDS.
Shinyong-dong Hillstate Community Housing Cooperative	Mar-28-2022	200		100	Joint and several guarantee by the representative of the Cooperative
Sinsu-dong Musoemag Community Housing Cooperative	May-26-2022	35		13	Joint and several guarantee by the representative of the Cooperative
Sungui Zone Community Housing Cooperative	May-28-2021	242		100	Joint and several guarantee by the representative of the Cooperative
Pung-dong Dayandview Community Housing Cooperative	Apr-19-2021	200		114	Joint and several guarantee by the representative of the Cooperative
Dongjak-gu Highpalace Community Housing Cooperative	Aug-25-2022	274	26	221	The representative of the Cooperative has confirmed its commitment to CDS.
HwayangtwoDL 2nd Co., Ltd.	Jun-08-2022	50		50	The construction company has confirmed to ensure the responsible completion of the construction project.
HwayangtwoDL 2nd Co., Ltd.	Jun-08-2022	50		50	The construction company has confirmed to ensure the responsible completion of the construction project.
DAAN Development Co., Ltd.	Oct-20-2021	140		140

-  Joint and several guarantee by the representative director of the borrower.

-  The construction company has confirmed to ensure the responsible completion of the construction, or otherwise assume debt obligations.

DS Asset Development Company Limited	May-20-2020	200		200

-  Joint and several guarantee by the representative director of the borrower.

-  The construction company has confirmed to ensure the responsible completion of the construction, or otherwise assume debt obligations.

Company	Date of Disbursement	Disbursed Amount	Collected Amount	Outstanding Balance	Credit Enhancements, etc.
IWIN Co., Ltd	Apr-25-2022	150		150

-  Joint and several guarantee by the representative director of the borrower.

-  The construction company has confirmed to ensure the responsible completion of the construction, or otherwise assume debt obligations.

WIB Gwacheon 1st Co., Ltd	Apr-29-2022	150		150

-  Joint and several guarantee by the representative director of the construction company.

-  The construction company has confirmed to ensure the responsible completion of the construction, or otherwise assume debt obligations, and the trust company (Shinhan Asset Trust) has also confirmed its commitment to ensure the responsible completion of the construction.

Magok MICE PFV	Oct-18-2021	200		100	The construction company, LOTTE Engineering & Construction (A-, the 8th largest of its kind) has confirmed to ensure the responsible completion of the construction project.
Humancity	Jan-28-2023	100		100	Joint and several guarantee by the representative director of the borrower.
Samgye-dong Gambun Village Community Housing Cooperative	Apr-02-2020	30		30	Samjung has confirmed to ensure the responsible completion of the construction
Yangju Subway Area Development PFV	Apr-06-2020	100		100	DAEWOO Engineering & Construction has confirmed to ensure the responsible completion of the construction
Gimhae Daedong Hightech Industrial Complex Co., Ltd	Sep-04-2020	200		200	Taeyoung Engineering & Construction has confirmed to ensure the responsible completion of the construction
Yeoju Ganam Logistics	Apr-30-2021	50		50	The construction companies, Kye-Ryong Construction Industrial and KR Industry have confirmed to ensure the responsible completion of the construction
Seoul Forest Terra	May-31-2021	100		97	Kyobo Asset Trust has confirmed to ensure the responsible completion of the construction
Terra Palace Konkuk University 4	Jun-18-2021	100		74	KB Real Estate Trust has confirmed to ensure the responsible completion of the construction
Brave 1st co., ltd	Nov-18-2021	75		75	Daebo Engineering & Construction and Daebo Distribution have confirmed to ensure the responsible completion of the construction.
Pancity	Oct-22-2020	75		75

-  Sin Taeyang Construction and Asia Trust (currently, Shinhan Asset Trust) have confirmed to ensure the responsible completion of the construction.

-  Joint and several guarantee by the representative director of the borrower.

Company	Date of Disbursement	Disbursed Amount	Collected Amount	Outstanding Balance	Credit Enhancements, etc.
Yehyang Industrial Development Co., Ltd.	Jul-20-2021	190		190

-  Dong Il Construction and Daehan Real Estate Investment Trust have confirmed to ensure the responsible completion of the construction. - Joint and several guarantee by the representative director of the borrower.

UNSEOWON	Jul-21-2022	150		118

-  SK ecoplant has confirmed to ensure the responsible completion of the construction, or otherwise assume debt obligations.

-  Joint and several guarantee by the representative director of the borrower.

K I Cheongpyeong PFV	Oct-29-2021	190		190	Joint and several guarantee by the largest shareholder (Kyoung In Real Estate Investment Trusts)
GPLACE Co,. Ltd.	May-25-2022	80		80	Joint and several guarantee by the representative director of the borrower.
CosmoD&C Co., Ltd.	May-23-2022	80		80	Joint and several guarantee by the representative director of the borrower.
Shinyoung Newtown Development Co., Ltd	Sep-30-2021	100		100	—
JIAN DEVELOPMENT CO., LTD.	Mar-24-2022	70		70	—
Logisworks Pyeongtaek Co., Ltd.	May-04-2022	100		100	Kyobo Asset Trust has confirmed to ensure the responsible completion of the construction
EREEN Inc	May-25-2022	150		150	Hyundai Engineering & Construction has confirmed to ensure the responsible completion of the construction
Jeyoung Chughyeon No.1 / Jeyoung Chughyeong No.2	Jun-30-2022	100		100

-  The construction company has confirmed to ensure the responsible completion of the construction, and the representative director of the developer has personally committed to joint and several guarantee.

Yangsan Deokgye 3rd co., ltd.	Jun-30-2021	200		151

-  The construction company, Doosan Heavy Industries & Construction (currently, Doosan Enerbility), has confirmed to ensure the responsible completion of the construction. - Joint and several guarantee by the truster (Kung Dong Smart) and its representative director (Noh, Sang Hyun)

Gold Krip 2nd co., ltd	Apr-28-2022	80		80	Joint and several guarantee by the construction company (SHINIL) and the representative director of the developer (Kim, Ji Oh)
-	—	7,522		6,763	-

Source: Woori Investment Bank

*Delinquent assets included

Woori Investment Bank’ financial assets at fair value through profit or loss as of the end of 2023 1Q are as below. As direct investment in securities continued to grow, securities took up a larger share in the financial assets. Out of the total KRW 1 trillion and 16.4 billion invested in securities, corporate bonds account for 29.6%, special bonds 52.2%, government bonds 10.0% and equity securities only 0.5%. This indicates its strong preference for low-risk bonds rather than high-risk and volatile stocks in securities investments.

[ Status of Financial Assets at Fair Value through Profit or Loss ]

(Unit: KRW 1 thousand)

Classification	End of Current Quarter	End of Previous Quarter
Securities	1,016,387,852	946,349,945
Equity securities	4,722,654	5,238,398
Capital contributions	46,281,995	42,727,390
Government bonds	101,597,716	5,723,962
Special bonds	530,001,488	463,207,714
Corporate bonds	300,854,630	396,418,177
Bonds with options in local currency	1,083,465	1,077,510
Beneficiary certificates	31,845,904	31,956,794
Loans	1,231,739,288	844,529,637
Long-term loans in local currency	42,005,548	49,807,886
Bills discounted	29,861,671	119,483,041
Bills bought	1,159,872,069	675,238,710
Derivative assets	—	202,061
Currency-related	—	202,061
Total	2,248,127,140	1,791,081,643

Source: 2023 Quarterly Report of Woori Investment Bank

Woori Investment Bank holds a portfolio of debt securities comprising electronic short-term bonds, corporate bonds, and financial bonds, which carry both the risk of price fluctuations and credit risk. As of the end of 2023 1Q, the credit ratings of the debt securities are distributed as follows:

[ Status of Credit Ratings of Debt Securities ]

(Unit: KRW 100 million, %)

Classification		Amount	Proportion (%)
Short-term electronic bonds	A1	1,905	20.74%
	A2+	674	7.34%
	A2	—	0.00%
	A2-	—	0.00%
	A3+	198	2.16%
	A3	82	0.89%
Sub-total		2,859	31.12%
Short-term electronic bonds	AAA	—	0.00%
	AA+	—	0.00%
	A	—	0.00%
	A-	—	0.00%
	BBB+	—	0.00%
	BBB	11	0.12%
	BBB-	—	0.00%
	BB+	—	0.00%
	C	—	0.00%
Sub-total		11	0.12%
Government bonds	—	1,016	11.06%
Special bonds	AAA	5,300	57.70%
	AA+	—	0.00%
Sub-total		5,300	57.70%
Total		9,186	100.00%

Source: Materials provided by Woori Investment Bank

Woori Investment Bank has a strong repayment capacity, and the credit ratings of its current debt securities remain very high, with government bonds and special bonds with safe credit ratings (AAA and AA+, respectively), which are considered unlikely to be affected by foreseeable future environmental changes, accounting for 57.7% of the portfolio. Moreover, 20.8% of the short-term electronic bonds held by Woori Investment Bank are rated A1, indicating no repayment concerns, and there are no electronic short-term bonds below the A rating, meaning that there is very little concern related to its timely repayment capacity and stability. Although Woori Investment Bank’s overall credit ratings for debt securities are robust, investors need to take a prudent approach, as there are always potential risks associated with changes in economic conditions and in the real estate PF market, which could deteriorate asset soundness and profitability.

[ Korea Investors Service’s Issuer Credit Ratings (ICR) ]

Rating	Rating Definitions
AAA	An ‘AAA’ rating indicates the highest likelihood of honoring financial obligations
AA	An ‘AA’ rating indicates a very high likelihood of honoring financial obligations. The likelihood may, nevertheless, be slightly lower than is the case for the highest rating category (AAA).
A	An ‘A’ rating indicates a high likelihood of honoring financial obligations. The likelihood may, nevertheless, be more susceptible to changes in circumstances and in economic conditions than is the case for higher rating category (AA).
BBB	A ‘BBB’ rating indicates a moderate likelihood of honoring financial obligations, but changes in circumstances and in economic conditions are more likely to impair this likelihood than is the case for higher rating category (A).
BB	A ‘BB’ rating indicates some uncertainty over the likelihood of honoring financial obligations and speculative elements.
B	A ‘B’ rating indicates substantial uncertainty over the likelihood of honoring financial obligations and is considered more speculative than higher rating category (BB).
CCC	A ‘CCC’ rating indicates a high risk of default on financial obligations and questionable likelihood of honoring financial obligations.
CC	A ‘CC’ rating indicates a very high risk of default on financial obligations and extremely low likelihood of honoring financial obligations.
C	A ‘C’ rating indicates an extremely high risk of default on financial obligations and lack of likelihood of honoring financial obligations.
D	A ‘D’ rating indicates default.

Note) ‘+’ or ‘-’ modifier can be attached to ratings through AA to B to differentiate ratings within broader rating categories.

Source: 2022 Quarterly Report of Woori Investment Bank

[ Korea Investors Service’s Ratings for Commercial Paper (CP) / Short-Term Electronic Bonds ]

Rating	Rating Definitions
A1	An ‘A1’ rating indicates the highest likelihood of timely repayment.
A2	An ‘A2’ rating indicates high likelihood of timely repayment. The likelihood may, nevertheless, be slightly lower than is the case for the highest rating category (A1).
A3	An ‘A3’ rating indicates moderate likelihood of timely repayment, but this likelihood may be subject to short-term changes in circumstances.
B	A ‘B’ rating indicates some uncertainty over the likelihood of timely repayment and is considered speculative.
C	A ‘C’ rating indicates questionable likelihood of timely repayment and very high risk of default.
D	A ‘D’ rating indicates default.

Note) ‘+’ or ‘-’ can be attached to ratings through A2 to B to differentiate ratings within broader rating categories.

Source: 2022 Quarterly Report of Woori Investment Bank

[Matters related to capital adequacy]

E. During the fiscal periods from the 39th (Apr 1, 2010 to Mar 31, 2011) to the 42nd (Apr 1, 2013 to Mar 31, 2014), Woori Investment Bank recorded consecutive net losses due to the insolvency of PF loans, which was driven by a downturn in domestic construction economy. Consequently, Woori Investment Bank’s capital underwent a significant reduction, resulting in its entering a state of capital erosion. However, starting in 2014, Woori Investment Bank implemented dedicated efforts to address non-performing assets and bolster capital, which led to improved profitability and capital expansion. As a result, Woori Investment Bank successfully recovered from capital erosion in the fourth quarter of 2019. Additionally, a paid-in capital increase of KRW 100 billion in November 2020 further strengthened its capital adequacy. Such successful improvement in Woori Investment Bank’s fundamentals was attributed to its proactive liquidation of bad debts and assets following its inclusion in Woori Financial Group, as well as the expansion of its top-line and earnings driven by growth in the real estate PF market. Furthermore, Woori Investment Bank’s BIS ratio as of 2023 1Q stands at 15.04%, well above the business guidance ratio of 8%. Still, investors need to continuously monitor the Woori Investment Bank’s capital adequacy, including BIS ratios.

During the fiscal periods from the 39th (Apr 1, 2010 to Mar 31, 2011) to the 42nd (Apr 1, 2013 to Mar 31, 2014), Woori Investment Bank recorded consecutive net losses due to the insolvency of PF loans, which was driven by a downturn in domestic construction economy. Consequently, the Woori Investment Bank’s capital underwent a significant reduction, resulting in its entering a state of capital erosion. However, starting in 2014, Woori Investment Bank implemented dedicated efforts to address non-performing assets and bolster capital, which led to improved profitability and capital expansion. As a result, the Woori Investment Bank successfully recovered from capital erosion in the fourth quarter of 2019. Such successful improvement in the Woori Investment Bank’s fundamentals was attributed to its proactive liquidation of bad debts and assets following its inclusion in Woori Financial Group, as well as the expansion of its top-line and earnings driven by growth in the real estate PF market.

Woori Investment Bank’s capital erosion ratio was 29.9% in 2016. However, due to the improvement in its fundamentals on the back of its efforts to liquidate bad debts and bolster capital, the ratio was dramatically reduced to -9.0% in 2019, with the shareholders’ equity of KRW 367.3 billion surpassing the capital of KRW 337.1. Moreover, a paid-in capital increase of KRW 100 billion in November 2020 further enhanced its capital adequacy. As of the end of 2023 1Q, Woori Investment Bank continues to demonstrate an upward trend in shareholders’ equity, further widening the gap with its paid-in capital.

[ Status of Woori Investment Bank’s Capital Erosion Ratio (on a consolidated basis) ]

(Unit: KRW)

Classification	End of 2023 1Q	2022	2021	2020	2019	2018
Shareholders’ equity (A)	662,682,194,336	674,781,338,064	599,885,276,769	528,879,774,586	367,337,503,129	315,242,322,688
Paid-in Capital (B)	437,101,703,000	437,101,703,000	437,101,703,000	437,101,703,000	337,101,703,000	337,101,703,000
Capital Erosion Ratio (1-A/B)	-51.61%	-54.38%	-37.2%	-21.0%	-9.0%	6.5%

Source: 2023 Quarterly Report of Woori Investment Bank

Woori Investment Bank’s quick recovery from capital erosion can partly be attributed to the growth in the real estate PF market as well as the expansion of its top-line and earnings, as described above, but it also seems that a paid-in capital increase of KRW 100 billion in 2017 played a significant role. Indeed, the Woori Investment Bank’s capital erosion ratio following the capital increase recorded 15%, which was an improvement by 14.4%pt from the pre-capital increase level of 29.9% in 2016. Absent the paid-in capital increase, the capital erosion ratio in 2017 would have stood at 22.1%.

[ Decision on Paid-in Capital Increase (2017) ]

1. Type and Number of New Shares	Common shares (share)	200,000,000
	Other shares (share)	—
2. Par value per share (KRW)		500
3. Total issued shares before capital increase (share)	Common shares (share)	474,203,406
	Other shares (share)	—
4. Purpose of capital raising	Capital expenditure (KRW)	—
	Business operation (KRW)	100,000,000,000
	Acquisition of the shares issued by other companies (KRW)	—
	Other purposes (KRW)	—
5. Method of capital increase		Public offering of forfeited shares after allocation to existing shareholders

Other matters regarding shares

Grounds in the By-laws	—
Description of shares	—
Other matters	—

6. Value of new issuance	Fixed value of issuance	Common shares (in won)	—
		Other shares (in won)	—
	Planned value of issuance	Common shares (in won)	500	Confirmed due date	December 6, 2017
		Other shares (in won)	—	Confirmed due date	—

7. Method of issuance value calculation			23. Other matters to consider for investment decisions

8. Record date for allocating new shares			November 8, 2017

9. Number of new issues allocated per share (share)			0.3881007667

10. Preferential allocation ratio for members of employee stock ownership association (%)			9.18

11. Scheduled date for subscription	Employee Stock Ownership Association	Start Date	December 1, 2017
		End Date	December 1, 2017
	Existing shareholders	Start Date	December 1, 2017
		End Date	December 12, 2017

12. Contribution date			December 19, 2017

13. Plan for forfeited share disposition			23. Other matters to consider for investment decisions

14. Start date of calculation for allocating new issues			January 1, 2017

15. Scheduled date for issuing new share certificate			January 3, 2018

16. Scheduled date for listing new shares			January 4, 2018

17. Representative lead underwriter (for other cases than direct public offering)			NH Investment & Securities Co., Ltd
18. Transferability of subscription warrants			Yes
- Listing of warrant certificates or not			Yes
- Financial investment business entity in charge of sales and intermediation of sales of warrant certificates			NH Investment & Securities Co., Ltd
19. Date of board resolution (date of decision)			October 23, 2017
- Presence of external directors	Present (person)		4
	Absent (person)		—
- Presence of an auditor (members of audit committee)			Present
20. Whether submission of securities registration statement is required			Required
21. If exempted from submission, the reason			N/A
22. Whether report to the Fair Trade Commission (FTC) is required			Not applicable

Source: the FSS DART System

During the 41st fiscal period (April 1, 2012 to March 31, 2013) and the 42nd fiscal period (April 1, 2013 to March 31, 2014), Woori Investment Bank recorded a capital erosion ratio of over 50% (specifically 84.2% and 60.1%, respectively), due to a sharp decline in profitability resulting from the occurrence of bad debts. To address this situation, Woori Investment Bank implemented a capital reduction without refund at a ratio of 3.3:1 in April 2013 and raised paid-in capital through two separate increments (KRW 140 billion in June 2013 and KRW 100 billion in June 2014). Such measures effectively resolved the factors that resulted in the designation of the company’s stocks as an administrative issue.

[ Status of Capital Increase (Reduction) ]

(Base date : June 5, 2023)	(Unit : KRW, share)

Date of stock issuance (reduction)	Form of issuance (reduction)	Description of shares issued (reduced)
		Type of shares	Number of shares	Face value per share	Price of issuance (reduction) per share	Remarks
April 22, 2013	Capital reduction without refund	Common shares	125,386,835	500	—	Capital reduction ratio 69.7%
June 21, 2013	Capital increase with consideration (offering to shareholders)	Common shares	280,000,000	500	500	Capital increase ratio 513.6%
June 17, 2014	Capital increase (Shareholder-priority public offering)	Common shares	139,687,391	500	500	Capital increase ratio 41.8%
December 20, 2017	Capital increase with consideration (offering to shareholders)	Common shares	200,000,000	500	500	Capital increase ratio 42.2%
November 6, 2020	Capital increase with consideration (offering to shareholders)	Common shares	200,000,000	500	500	Capital increase ratio 29.7%

Source: Materials provided by Woori Investment Bank

In every fiscal year since 2014, Woori Investment Bank’s BIS capital adequacy ratio exceeded the business guidance ratio of 8% as specified under the Financial Investment Business Regulations, with the ratio as of the end of 2022 posting 15.15%. Also, as of the end of 2022, the Woori Investment Bank posted KRW 664.2 billion in shareholder’ equity and a tangible common equity ratio of 11.76%.

[ Woori Investment Bank’s Capital Adequacy Trends ]

(Unit: %, KRW 1 million)

Classification	2022.12	2021.12	2020.12	2019.12	2018.12	2017.12
BIS capital adequacy ratio	15.15	14.28	15.41	12.86	12.95	16.74
BIS tier 1 capital ratio	14.52	13.97	15.10	12.43	12.42	16.45
Shareholders’ equity for calculation of BIS ratios	674,083	576,694	491,800	338,137	300,337	271,265
Total risk-weighted assets	4,448,523	4,037,821	3,192,245	2,630,350	2,319,164	1,620,174
Tangible common equity ratio	11.76	11.38	12.02	10.84	11.89	15.80
Shareholders’ equity on the B/S	664,227	583,016	516,492	361,231	314,189	293,684
Total assets	5,646,277	5,124,703	4,296,797	3,332,767	2,643,106	1,858,886

Source: Financial Statistics Information System of the FSS (May 2023)

If Woori Investment Bank’s profitability and asset quality deteriorate in the future, leading to a decline in its BIS ratios, it may face constraints on its business activities. Woori Investment Bank experienced a significant erosion of its capital buffers after 2010, primarily due to large-scale losses and share buybacks, as is evident in the substantial decrease of its BIS capital adequacy ratio from 13.21% at the end of March 2009 to -0.46% at the end of March 2013. As a result of this decline, the Woori Investment Bank fell under the criteria of companies required to take measures to improve business management under the Financial Investment Business Regulations, and consequently received a demand for improvement of business management issued by the FSC on January 22, 2013 and submitted a plan for improvement of business management on March 22, 2013. It is, therefore, crucial to continuously monitor its BIS ratios.

<BIS Capital Adequacy-related Regulations – Financial Investment Business Regulations>

Article 8-41 (Standards for Soundness of Business Management)

① The business guidance ratios with which every merchant bank shall comply in accordance with Article 31 (1) of the Act (the Financial Investment Services and Capital Markets Act), which shall apply mutatis mutandis pursuant to Article 350 of the Act, are as follows:

1. The ratio of equity capital to risk-weighted assets: 8/100 or more; and

2. The ratio of assets and liabilities in Korean won with a remaining maturity of not more than three months (hereafter referred to as “liquidity ratio in Korean won”): 100/100 or more.

② Further specific method of calculating the ratio under paragraph (1) shall be prescribed by the Governor of the Financial Supervisory Service: Provided, That the ratio under paragraph (1) 1 shall be based on the consolidated balance sheet of each merchant bank. <Amended on December 29, 2010>

③ The Governor of the Financial Supervisory Service may, if he/she finds as a result of the analysis and assessment that he/she conducted on the current status of business management of a merchant bank pursuant to Article 8-49 that the business guidance ratio under paragraph (1) is likely to worsen or there is any weakness in the business, require the merchant bank to submit a plan or an agreement on the improvement of the ratio or the weakness or enter into an agreement with the relevant financial institution on the improvement of business management: Provided, That the same shall not apply to any merchant bank to whom the recommendation of, demand for, or order of the improvement of business management was issued pursuant to any provision of Articles 8-51 through 8-53.

Article 8-51 (Recommendation of Improvement of Business Management)

① The Financial Services Commission shall, if any merchant bank falls under any of the following subparagraphs, recommend it to take necessary measures:

1. If the ratio of equity capital to the risk-weighted assets specified in Article 8-41 is lower than 8/100;

2. If the overall grade as a result of the assessment of the current status of business operations under Article 8-49 is not lower than grade three, but if the grade for asset soundness or capital adequacy is not higher than grade four (deficient); and

3. If it is anticipated that the merchant bank will clearly fall under the criterion prescribed in subparagraph 1 or 2 above as a consequence of an occurrence of a financial accident or a non-performing claim in which a large amount is involved.

② The term “necessary measures” in paragraph (1) refers to all or part of the following measures:

1. Improvement of management of human resources and organization;

2. Reduction of cost and expenses;

3. Improvement of efficiency in management of business offices;

4. Restriction on improvement in fixed assets, entry into a new business field, or new investment

5. Disposal of non-performing assets

6. Increase or decrease of capital

7. Restriction on the distribution of earnings; and

8. Creation of allowance for credit losses <Amended on December 29, 2010>

③ The Financial Services Commission may, when it makes a recommendation pursuant to paragraph (1), issue a caution or warning to the merchant bank or its responsible executives.

Article 8-52 (Demand for Improvement of Business Management)

① The Financial Services Commission shall, if a merchant bank falls under any of the following subparagraphs, demand the merchant bank to take necessary measures:

1. If the ratio of equity capital to the risk-weighted assets specified in Article 8-41 is lower than 6/100;

2. If the overall grade as a result of the assessment of the current status of business operation under Article 8-49 is not higher than grade four (deficient);

3. If it is anticipated that the merchant bank will clearly falls under the criterion prescribed in subparagraph 1 or 2 as a consequence of an occurrence of a financial accident or a non-performing asset in which a large amount is involved; and

4. If the merchant bank fails to carry out the plan for the improvement of business management in good faith in compliance with the recommendation made pursuant to Article 8-51 (1) for the improvement of business management.

② The term “necessary measures” in paragraph (1) refers to all or part of the following measures:

1. Closedown or amalgamation of business offices or restraints on new establishment of business offices;

2. Downsizing of organizations;

3. Restraint on holding high-risk assets and disposal of assets

4. Restraint on the level of the interest in raising the fund by receiving deposits;

5. Disposition of subsidiaries

6. Demand for changing executives;

7. Partial suspension of business operations;

8. Establishment of a plan for a merger, incorporation into a financial holding company under the Financial Holding Companies Act (hereafter referred to as “financial holding company” in this Chapter) as a subsidiary (including cases where the merchant bank establish a financial holding company solely or jointly with another financial institution and is incorporated into the financial holding company as a subsidiary), acquisition by a third party, or transfer of business in whole or in part; and

9. Measures specified in Article 8-51 (2).

Article 8-53(Order for Improvement of Business Management)

① The Financial Services Commission shall, if a merchant bank falls under any of the following subparagraphs, order the merchant bank to take necessary measures, and the Governor of the Financial Supervisory Service shall inspect whether the merchant bank complies with such measures, upon receiving a plan reflecting the contents of such measures:

1. If it becomes an insolvent financial institution as defined in subparagraph 2 of Article 2 of the Act on the Structural Improvement of the Financial Industry; <Amended on December 29, 2010>

2. If the ratio of equity capital to the risk-weighted assets specified in Article 8-41 is lower than 2/100; and

3. If the merchant bank that is demanded for the improvement of business management pursuant to Article 8-52 (1) fails to carry out major matters on the plan for improvement of business management even if it is urged to carry out the plan pursuant to Article 8-56 (7) or if it is deemed difficult to normalize its business due to the difficulty in performing the plan.

② The term “necessary measures” in paragraph (1) refers to all or part of the following measures: Provided, That the measure of the suspension of business operation in whole, the transfer of business in whole, the assignment of contracts in whole, or the retirement of stocks in whole shall be limited to cases where the merchant bank becomes an insolvent financial institution as defined in paragraph (1) 1 or where the merchant bank falls under the criterion of paragraph (1) 2 and is deemed likely to seriously undermine the good order in the credit system or customers’ rights and interests:

1. Retirement of stocks in whole or in part;

2. Suspension of executives from performance of their duties and appointment of an administrator;

3. A merger or incorporation as a subsidiary into a financial holding company (including cases where the merchant bank establishes a financial holding company solely or jointly with another financial institution and is incorporated into the financial holding company as a subsidiary);

4. Transfer of business in whole or in part;

5. Acquisition of the merchant bank by a third party;

6. Suspension of business operation for six months or less;

7. Assignment of all or some contracts;

8. Measures specified in Article 8-52 (2).

③ Notwithstanding paragraph (1), the Financial Services Commission may order a merchant bank to increase or reduce its capital, if the merchant bank had been recommended or demanded to improve its business management pursuant to Article 8-51 (1) or 8-52 (1) but the Government or the Korea Deposit Insurance Company decided to contribute capital to the merchant bank because it was concluded that the merchant bank was unable to normalize its business without financial support.

[Matters related to transactions with persons in a special relationship]

F. As of the end of the first quarter of 2023, Woori Investment Bank has outstanding debts to, among others, specially related persons (companies controlled by Woori Financial Group), Woori Bank, Woori Card and Woori Asset Trust Co., Ltd.. However, considering Woori Investment Bank’s current deposits and loans, operating funds, operating revenues and financial status, the debts are not deemed burdensome. Woori Investment Bank has entered into capital commitments worth KRW 10 billion and KRW 2 billion with Woori G GP Commitment Loan Private Investment Trust No.1 and Woori Shinyoung Growth Cap No.1 Private Investment Partnership, respectively. The transactions with specially related persons are of negligible amount, and considering the size of the revenues of Woori Investment Bank, the reliance on specially related persons is deemed insignificant. As transactions with stakeholders have the potential to increase in the future to maximize synergies within Woori Financial Group, investors are advised to closely monitor the specifics of such transactions and the reliance thereon.

The governance structure of Woori Financial Group as of May 2023 is as follows. With the inclusion of subsidiaries to Woori Financial Group on September 10, 2019, the largest shareholder thereof changed from Woori Bank Co., Ltd. to Woori Financial Group, causing changes in specially related persons as well:

[Organizational Diagram of Woori Financial Group]

Source: Woori Financial Group Website

As of the end of the first quarter of 2023, Woori Investment Bank’s controlling companies and other specially related persons are as follows:

[Current status of specially related persons]

Classification	Company Name
Controlling company	Woori Financial Group Inc.
Affiliate	Woori G GP Commitment Loan No.1 Private Investment Trust
Other specially related persons	Affiliates of and companies controlled by Woori Financial Group Inc.

Source: Quarterly report of Woori Investment Bank

Major details of Woori Investment Bank’s receivables and payables to specially related persons as of the first quarter of 2023 are as follows. Given Woori Investment Bank’s current deposits and loans, operating funds, operating revenues and financial status, such receivables and payables are not deemed to be significant:

[Receivables and payables to specially related persons]

(Unit: KRW 1,000)

Specially related persons	Account name	End of this quarter	End of previous quarter
Controlling company
Woori Financial Group	Other financial liabilities	11,802,839	—
Other specially related persons
Woori Bank Co., Ltd.	Cash and cash equivalents	52,262,088	36,234,234
	Financial assets at amortized cost	18,921,363	18,832,595
	Allowances for bad debt	(625)	(616)
	Other financial assets	5,246,539	10,148,140
	Deposits	1,521,767	175,000
	Other financial liabilities	5,460,765	10,537,049
Woori Card	Deposits	50,000,000	100,000,000
	Other financial liabilities	435,355	538,325
Woori Financial Capital	Other financial liabilities	220,052	223,477
Woori Savings Bank	Cash and cash equivalents	2	—
	Other financial assets	—	2
Woori Asset Trust	Deposits	110,000,000	90,000,000
	Other financial liabilities	442,158	409,685
Woori Credit Information	Other financial liabilities	22,198	173,483
Woori F&I and companies controlled by Woori F&I	Financial assets at amortized cost	18,400,000	31,100,000
	Other financial assets	1,916	3,386
	Allowances for bad debt	(14,280)	(24,139)
	Deposits	—	2,700,000
	Other financial liabilities	—	65,037

Source: Quarterly report of Woori Investment Bank

Details on Woori Investment Bank’s major transactions with specially related persons are as follows. Although fee incomes and interest incomes have been generated, the reliance on specially related persons is deemed insignificant, considering the size of revenues of Woori Investment Bank.

[Details of major transactions with specially related persons]

(unit: KRW 1,000)

Specially Related Person	Account	Current Quarter	Previous Quarter
Affiliate
PCC Woori LP Share Liquidation Fund (*)	Fee income	—	81,250
Controlling company
Woori Financial Group	Fee income	—	45,000
Other specially related persons
Woori Bank Co., Ltd.	Interest income	27,087	15,953
	Fee income	84,018	1,840
	Interest cost	15,687	3,067
	Fee cost	498,508	381,466
	Allowance amount for credit loss	(9)	—
Woori Card	Fee income	3,650	9,664
	Interest cost	614,438	187,397
Woori Financial Capital	Other income	10,555	—
	Interest cost	—	15,069
Woori Savings Bank	Interest income	—	100,305
Woori Asset Trust	Interest cost	1,053,295	606,845
Woori Fund Services	Fee cost	7,500	7,500
Woori Credit Information	Fee cost	22,198	214,319
Woori FIS	General administrative cost	189,451	272,375
Woori F&I and companies controlled by Woori F&I	Interest income	250,585	—
	Interest cost	15,505	—
	Recovery amount of credit loss	9,859	—

Note: Excluded from the scope of specially related persons as of the end of the current quarter

Source: Quarterly report of Woori Investment Bank

With respect to transactions with other specially related persons, Woori Investment Bank has entered into a capital commitment worth KRW 10 billion with Woori G GP Commitment Loan No.1 Private Investment Trust. Of the commitment amount, a contribution of KRW 6,863,000,000 was funded at the end of the first quarter of 2023. As the investment period ended on February 24, 2023, Woori Investment Bank’s contribution obligation of KRW 1.377 billion was extinguished, leaving the amount of unfunded commitment at KRW 1.76 billion. The investment period spans from February 24, 2021 to February 24, 2023. Further, Woori Investment Bank has also executed a capital commitment with Woori Shinyoung Growth Cap No.1 Private Investment Partnership. The full commitment amount was contributed at the end of the first quarter of 2023, and the investment period is from May 30, 2019 to May 30, 2023.

Loan commitments of the consolidated entity as of the end of the first quarter of 2023 are as follows: the consolidated entity entered into an overdraft loan agreement (limited at KRW 150 billion) with Woori Bank in October 2022. So far there has been no amount advanced under such agreement, and the agreement period spans from October 31, 2022 to October 31, 2023.

Details of capital transactions with other specially related persons are as follows:

[Contribution and recovery transactions]

(unit: KRW 1,000)

Classified by special relationship	Specially related person	First quarter of 2023		Fourth quarter of 2023
Affiliate	Woori G GP Commitment Loan No.1 Private Investment Trust	Contribution	Recovery	Contribution	Recovery
		—	2,561,523	1,215,100	—

Source: Quarterly report of Woori Investment Bank

[Capital Transaction]

(unit: KRW 1,000)

Classification	Specially Related Person	Account	Base	Increase	Decrease	End of Quarter
Other Specially Related Person	Woori F&I and companies controlled by Woori F&I	Loan	31,100,000	—	12,700,000	18,400,000

Note: The information above does not include the settlement amount resulting from the business between specially related persons or transactions such as intraday overdraft loans that are repaid within the day such loans are extended.

Source: Quarterly report of Woori Investment Bank.

[Matters related to supervisory regulations on merchant banks]

G. Merchant banks are subject to limits on business operation as well as monthly and quarterly supervisions under the FISCMA, the Enforcement Decree thereof, and the Financial Investment Business Regulations. As of the end of 2023 1Q, it was confirmed that Woori Investment Bank has no item that is inconsistent with the management and supervision standards. However, it is not advisable to rule out the possibility that the limits above may restrict Woori Investment Bank’s operations in the future depending on its business performance and decision-making outcomes. Therefore, investors are advised to continuously monitor how these limits are managed over time.

Merchant banks are subject to limits on business operation as well as monthly and quarterly supervisions under the FISCMA, the Enforcement Decree thereof, and the Financial Investment Business Regulations. Such limits cover restrictions on, among others, bond issuance (no greater than ten times the equity capital), credit granted to the same person (no greater than 20% of the equity capital), credit granted to the same borrower (no greater than 25% of the equity capital), credit granted to related persons (no greater than 15% of the equity capital), large-amount credit grants (no greater than five times the equity capital), investment in securities (no greater than 100% of the equity capital), investment in real estate for business purpose (no greater than 100% of the equity capital), and stocks held by a major shareholder or its affiliated individuals (no greater than 5% of the equity capital).

Major Laws and Supervisory Regulations	Major Content
FISCMA, the Enforcement Decree thereof, and the Financial Investment Business Regulations

1. Restriction on bond issuance: no greater than ten times the equity capital;

2. Restriction on credit granted to the same person: no greater than 20% of the equity capital;

3.Restriction on credit granted to the same borrower: no greater than 25% of the equity capital;

4. Restriction on credit granted to related persons: no greater than 15% of the equity capital;

5.Restriction on large-amount credit grant: no greater than five times the equity capital;

6. Restriction on investment in securities: no greater than 100% of the equity capital;

7. Restriction on investment in real estate for business purpose: no greater than 100% of the equity capital;

8. Holding of assets required for reserve: at least 5% of (the average balance of) issued notes, debt certificates, CMS deposits and bills endorsed for security;

9. Restriction on the number of stocks held by a major shareholder and specially related persons: no greater than 5% of the equity capital; and

10. Support ratio for small or medium enterprises: at least 25% of the aggregate of bills held, factoring finance, payment guarantee for bills, and medium and long-term loans to enterprises

The equity capital above refers to the amount specified in Article 8-5 of the Financial Investment Business Regulations (which is the sum of base and supplementary capital less deductions based on individual financial statements) and represents the end-of-quarter value of the immediately preceding quarter. However, it also reflects changes in the major items of such quarter’s financial statements. The status of Woori Investment Bank’s management of business operation limits as of the end of the first quarter of 2023 is as follow:

[Status of Woori Investment Bank’s management of business operation limits]

(As of the end of 2023 1Q)

(Unit: KRW 1 million)

Classification	Limit	Amount	Ratio	Regulatory ratio	Whether limits violated
1. Limit on bond issuance	6,739,910	226,000	0.34x	Less than ten times the equity capital	X
2. Limit on credit granted to related persons	101,098	-	-	Less than 15% of the equity capital	X
3.Limit on large-amount credit grant	3,369,955	704,500	1.05x	Less than five times the equity capital	X
4. Limit on investment in securities	673,991	82,575	12.25%	Less than 100% of the equity capital	X
5. Limit on investment in real estate for business purpose	673,991	1,836	0.27%	Less than 100% of the equity capital	X
6. Holding of assets required for reserves	197,715	215,162	5.44%	At least 5% of (the average balance of) issued notes, debt certificates, borrowings from CMSs and bills endorsed for security	X
7. Limit on stocks held by a major shareholder and specially related person	33,699	500	0.07%	Less than 5% of the equity capital	X
8. Support ratios for small or medium enterprises	955,239	2,198,748	57.54%	At least 25% of the aggregate of bills held, factoring finance, payment guarantee for bills, and medium and long-term loans to enterprises	X

Source: Business report of Woori Investment Bank

As of the end of 2023 1Q, it was confirmed that Woori Investment Bank has no item that is inconsistent with the management and supervision standards. However, it is not advisable to rule out the possibility that such limits may restrict Woori Investment Bank’s operations in the future depending on its business performance and decision-making outcomes. Therefore, investors are advised to continuously monitor how these limits are managed over time.

[Matters related to derivatives]

H. As of the first quarter of 2023, comprehensive income statements do not include any derivatives. However, if Woori Investment Bank acquires derivatives in the future, which are to be reflected as a transaction of derivatives in financial statements, any change in the fair value may trigger fluctuations in profit and loss related to such transaction, thus affecting the profitability of Woori Investment Bank. Furthermore, investors should note that Woori Investment Bank received an institutional warning in 2018 for engaging in unauthorized OTC derivative operations.

Woori Investment Bank’s derivatives are, upon their initial recognition, evaluated at their fair value as of the date of contract and subsequently re-evaluated at the fair value as of the end of each reporting period. In the event a derivative is designated as a means for risk aversion but proves ineffective in hedging a risk, any profit or loss on valuation arising from change in the fair value of such derivative is immediately recognized as profit or loss of the quarter. On the other hand, if a derivative is designated as a means for risk aversion and proves to be effective, the timing of profit or loss recognition depends on the characteristics of the risk aversion. Derivatives with a positive fair value are recognized as financial assets, while those with a negative fair value are recognized as financial liabilities.

A derivative embedded in a financial product or other main contracts is considered not closely associated with the main contract in terms of risk and nature if changes in the fair value of a combined contract are not recognized as profit or loss, such derivative is accounted for as a separate derivative. Further, when dealing with derivatives or embedded derivatives or when hedging against foreign currency risks, Woori Investment Bank designates certain financial products, including non-derivative financial products, as a means for averting fair value risks, cash flow risks, or risks involved in net investment in foreign operations. Foreign currency risk aversion involved in a final contract is being accounted for as cash flow risk aversion.

As of the first quarter of 2023, comprehensive income statements do not include any derivatives. However, if Woori Investment Bank acquires derivatives in the future, which are to be reflected as a transaction of derivatives in financial statements, any change in the fair value may trigger fluctuations in profit and loss related to such transaction, thus affecting the profitability of Woori Investment Bank. Furthermore, investors should note that Woori Investment Bank received an institutional warning in 2018 for engaging in unauthorized OTC derivative operations.

Woori Investment Bank’s derivative transactions, on a consolidated basis, as of the end of the first quarter of 2023 are as follows:

(Record date: March 31, 2023)

(Unit: KRW 1 million)

Distinction	Unfunded commitment amount	Profit and loss on valuation (comprehensive income statement)	Equities value
	Sale purpose	Sale purpose	Derivative asset	Derivative liability
Currency related
Currency forwards*	—	—	—	—
Currency futures*	48,762	—	—	—
Currency swaps*	—	—	—	—
Sub-total	48,762	—	—	—
Bond futures	96,262	—	—	—
Total	145,024	—	—	—

Note: In currency-related derivative transactions, such as currency forwards and currency swaps which involve concurrent taking of long and short positions, the purchase price and the sale price are not differentiated. Instead, the exchange rates prevailing at the end of the current and previous years were applied in calculating (i) foreign currency-based price (in the case of KRW-foreign currency transactions) and (ii) price of the currency received (in case of foreign currency-foreign currency transactions.)

Source: Quarterly report of Woori Investment Bank

From February 4, 2009 to September 8, 2017, Woori Investment Bank conducted foreign exchange OTC derivative trading without obtaining investment business license or making necessary notifications as required by the FISCMA and later faced sanctions as a result. Originally established as a financial investment company, Woori Investment Bank transitioned into an investment bank in November 1994 and continued its foreign exchange OTC derivative trading under the Merchant Banks Act. However, with the enactment of the FISCMA in 2007, merchant banks became required to report their universal banking operations to the financial authority and obtain relevant approval therefrom in order to continue foreign exchange OTC derivative trading. Despite these requirements, Woori Investment Bank proceeded with such trading without obtaining the license. Consequently, on August 23, 2018, the Financial Supervisory Service convened the 19th Sanctions Review Committee and decided to impose an institutional warning on Woori Investment Bank as well as a cautionary warning on five former and current representative directors. The institutional and cautionary warnings are equivalent to measures within the authority of the Governor of the Financial Supervisory Service and thus do not affect Woori Investment Bank’s ability to obtain a financial investment license.

[Status of sanction]

Date	Relevant authority	Subject	Details of punishment or disposition	Reason and applicable laws and regulations	Company’s response to the sanction or disposition	Company’s plan to prevent recurrence

Aug. 30, 2018	Financial Supervisory Service	Woori Investment Bank	Institutional warning	Violation of the prohibition of engaging in unauthorized business operations (Article 11 of FISCMA, Article 5 of the Addenda thereto)	Report to the Board of Directors	Enhancing business guidelines and strengthening management and supervision

Source: Woori Investment Bank

[Status of sanction on the officers]

Date	Relevant authority	Subject	Details of punishment or disposition	Reason and applicable laws and regulations	Company’s response to the sanction or disposition	Company’s plan to prevent recurrence

Aug. 30, 2018	Financial Supervisory Service	Two former representative directors (1 year and 3 month/2 year and 2 months)	Disposition equivalent to warning for attention	Violation of the prohibition of engaging in unauthorized business operations (Article 11 of FISCMA, Article 5 of the Addenda thereto)	Report to the Board of Directors (notification of actions made in response)	Enhancing business guidelines and strengthening management and supervision

		Current representative director* (1 year and 6 months)	Warning for attention

*: current representative director (as of Aug. 30, 2018)

**: Minor sanctions on non-registered officers and employees are omitted.

Source: Woori Investment Bank

[Matters related to contingent liabilities including litigation]

I. As of the filing date of this SRS, Woori Investment Bank faces no pending litigation where it is the defendant with the claim amount exceeding KRW 1 billion or any other serious litigations. Woori Investment Bank has made KRW 521.4 billion worth of commitments, including the ones to purchase short-term bonds and notes, and the commitment balance is KRW 454.1 billion. Since 2014 when its business began to grow in earnest, Woori Investment Bank has been progressively expanding its real estate PF loans, resulting in a rise in contingent liabilities, including loan commitments. Therefore, investors are advised to continuously monitor such contingent liabilities, particularly regarding loan commitments.

As of the filing date of this SRS, Woori Investment Bank faces no pending litigation where it is the defendant with the claim amount exceeding KRW 1 billion or any other serious litigations. However, Woori Investment Bank is currently involved as the plaintiff in seven cases, and while the outcome of such lawsuits remains unpredictable, it is expected that the outcome would not have a significantly adverse impact on Woori Investment Bank. Details of the major lawsuits in which Woori Investment Bank is involved are as follows:

1) Lawsuits brought by Woori Investment Bank

a) Other (money) (Seoul Central District Court Case No. 2020GaHap600444)

Classification	Content

Filing date of lawsuit	November 25, 2020

Parties to lawsuit	Plaintiff: Woori Investment Bank Co., Ltd Defendants: XX Holdings Co., Ltd., XX Construction Co., Ltd., XXX Asset Trust Co., Ltd. XXX

Content of lawsuit	Return of loans and others (claim for return of real estate sale proceeds deposited to a trust account)

Claim amount	KRW 3 billion

Status	First instance proceeding in process

Schedules for legal proceedings and subsequent response	Depending on the trial court’s decision

Impact on the company caused by the outcome of the lawsuit	Greater chance of collecting loans in case of winning the case

b) Other (money) (Seoul Central District Court Case No. 2022KaDan817899)

Classification	Content

Filing date of lawsuit	September 7, 2022

Parties to lawsuit	Creditor: Woori Investment Bank and one (1) other institution Debtor: XXXXXXX Co., Ltd.

Content of lawsuit	Claim for registration of title transfer and preliminary attachment of receivables

Claim amount	KRW 500 million

Status	Attachment decided on Sep. 20, 2022 Attachment cancelled on Jan. 5, 2023 Security for receivables claimed provided on Jan. 19, 2023

Schedules for legal proceedings and subsequent response	Lawsuit seeking return of loans against the debtors of this case in process

Impact on the company caused by the outcome of the lawsuit	Greater chance of collecting receivables in case of winning the case

c) Other (money) (Suwon District Court Case No. 2022KaDan505112)

Classification	Content

Filing date of lawsuit	September 19, 2022

Parties to lawsuit	Creditor: Woori Investment Bank and one (1) other institution Debtor: XXXXXXX Co., Ltd.

Content of lawsuit	Claim for registration of title transfer and preliminary attachment of receivables

Claim amount	KRW 7.5 billion

Status	Attachment decided on Oct. 12, 2022

Schedules for legal proceedings and subsequent response	Lawsuit seeking return of loans against the debtors of this case in process

Impact on the company caused by the outcome of the lawsuit	Greater chance of collecting receivables in case of winning the case

d) Other (money) (Suwon District Court Case No. 2022KaDan505365)

Classification	Content

Filing date of lawsuit	October 11, 2022

Parties to lawsuit	Creditor: Woori Investment Bank Debtor: XXXXXXX Co., Ltd.

Content of lawsuit	Claim for registration of title transfer and preliminary attachment of receivables

Claim amount	KRW 10.3 billion

Status	Attachment decided on Oct. 19, 2022

Schedules for legal proceedings and subsequent response	Lawsuit seeking return of loans against the debtor of this case to be filed

Impact on the company caused by the outcome of the lawsuit	Greater chance of collecting loans in case of winning the case

e) Other (money) (Seoul Eastern District Court Case No. 2022GaHap110290)

Classification	Content

Filing date of lawsuit	December 30, 2022

Parties to lawsuit	Creditor: Woori Investment Bank and one (1) other institution Debtor: XXXXXXX Co., Ltd. XX Holdings Co., Ltd., XX Construction Co., Ltd. XXX

Content of lawsuit	Lawsuit seeking return of loans

Claim amount	KRW 7 billion

Status	Preparing for a hearing date

Schedules for legal proceedings and subsequent response	Depending on the court’s decision

Impact on the company caused by the outcome of the lawsuit	Greater chance of collecting loans in case of winning the case

f) Other (money) (Seoul Eastern District Court Case No. 2023KaDan808404)

Classification	Content

Filing date of lawsuit	March 22, 2023

Parties to lawsuit	Creditor: Woori Investment Bank Debtor: XXX

Content of lawsuit	Preliminary attachment of real estate

Claim amount	KRW 5 billion

Status	Attachment decided on Apr. 5, 2023

Schedules for legal proceedings and subsequent response	Lawsuit on the merits to be filed

Impact on the company caused by the outcome of the lawsuit	Greater chance of collecting loans in case of winning the case

g) Other (money) (Seoul Central District Court Case No. 2023KaDan808631)

Classification	Content

Filing date of lawsuit	March 27, 2023

Parties to lawsuit	Creditor: Woori Investment Bank Debtor: XXXXXXXX Co., Ltd.

Content of lawsuit	Preliminary attachment of receivables

Claim amount	KRW 2.5 billion

Status	Attachment decided on Apr. 14, 2023

Schedules for legal proceedings and subsequent response	Lawsuit on the merits to be filed

Impact on the company caused by the outcome of the lawsuit	Greater chance of collecting loans in case of winning the case

Meanwhile, Woori Investment Bank has made commitments of KRW 442.3 billion, including loan commitments, KRW 416.9 billion of which remains unused as of the end of the first quarter of 2023. The commitment balance of KRW 416.9 billion represents approximately 62.9% of Woori Investment Bank’s total consolidated capital (which stands at about KRW 662.7 billion) as of the end of the first quarter of 2023. The commitment amount has been increasing in tandem with the expansion in real estate PF business. Investors are advised to continuously monitor contingent liabilities related to real estate PF and the possibility of such liabilities going realized.

The following information pertains to Woori Investment Bank’s consolidated loan commitments as of the end of the first quarter of 2023 and their trend:

[Trend in purchase and loan commitments]

(Unit: KRW 1 million)

Classification	1Q 2023		2022		2021		2020		2019
	Commitment Amount	Commitment Balance	Commitment Amount	Commitment Balance	Commitment Amount	Commitment Balance	Commitment Amount	Commitment Balance	Commitment Amount	Commitment Balance
Purchase commitment	330,000	330,000	330,000	330,000	321,000	233,854	378,673	361,680	361,680	293,201
Loan commitment	74,140	73,833	88,030	87,847	104,750	104,708	75,034	324,185	324,185	136,185
Other commitment	38,152	13,102	43,007	15,663	41,237	20,394	13,615	—	—	—
Total	442,292	416,934	461,037	433,510	466,987	358,955	467,322	685,865	685,865	429,387

Source: Woori Investment Bank’s quarterly report and business report for each business year

As of the first quarter of 2023, Woori Investment Bank is responsible for the following commitments: in case of the commitment to purchase short-term bonds, the commitment amount and the balance are both KRW 130 billion; in case of the commitment to purchase CPs, the commitment amount and the balance are both KRW 200 billion; in case of the loan commitment, the commitment amount is KRW 56.2 billion and the balance is KRW 55.9 billion; and in case of the secured loan commitments, the commitment amount and the balance are both KRW 11.5 billion.

(Unit: KRW 1 million)

Classification	Counterparty	Commitment amount	Commitment balance
Short-term loan purchase commitment	Shinhan Card Co., Ltd.	40,000	40,000
	Hyundai Commercial	40,000	40,000
	One Punch Central No.1 Co., Ltd.	20,000	20,000
	Best One No.1 Co., Ltd.	30,000	30,000
CP purchase commitment	Lotte Card Co., Ltd.	50,000	50,000
	Hyundai Capital Co., Ltd.	50,000	50,000
	Hyundai Commercial	50,000	50,000
	NH Capital Co., Ltd.	50,000	50,000
Loan commitment	Shinyong-dong Hyundai Local Housing Union	10,000	10,000
	Shinsu-dong Musoemag Local Housing Union	2,168	2,168
	Dongjak High Palace Local Housing Union	5,300	5,300
	Soongeui District 1 Local Housing Union	9,000	9,000
	Soongeui District 1 Local Housing Union	5,226	5,226
	Inchang-dong Local Housing Union	7,500	7,500
	Woori HC No.3 Co., Ltd.	100	21
	Uni Golf and Resort Co., Ltd.	2,530	2,530
	Pung-dong Day and View Local Housing Union	8,650	8,650
	Seoul Forest Tera Ltd.	310	310
	Yongsan Life City PFV Co., Ltd.	1,876	1,876
	Nam-gu Subakdeung Local Housing Union	39	39
	Yongdang the Forest Local Housing Union	90	90
	Wunseowon Co., Ltd.	3,200	3,200
	Woori Yangjeong No.1 Substitute Land REITs Co., Ltd.	6,400	6,400
	DH Hannam PEF Co., Ltd.	250	22
Secured loan	Busan-Ulsan-Gyeongsangnam-do Logistics Project Finance Investment Co., Ltd.	11,500	11,500
Total commitments		404,139	403,832

Source: Woori Investment Bank’s 2023 quarterly report

As of the end of the first quarter of 2023, Woori Investment Bank has entered into an overdraft loan agreement in the amount of KRW billion with Woori Bank. There has been no amount advanced under such agreement by the end of the 1st quarter of 2023, and the agreement period is one (1) year, spanning from October 31, 2022 to October 31, 2023. Moreover, Woori Investment Bank has executed agreements on KRW revolving facility in the amount of KRW 90 billion from Shinhan Bank, Standard Chartered Bank Korea and NH Bank and no amount has so far been advanced.

Woori Investment Bank’s status of borrowing and other capital commitments is as follows:

(Unit: KRW 1 million)

Classification	Counterparty	Commitment amount	Advanced amount	Commitment period
Overdraft loan	Woori Bank	150,000	—	One (1) year from Oct. 31, 2022
KRW revolving facility	Shinhan Bank	30,000	—	One (1) year from Feb. 17, 2023
	Standard Chartered Bank Korea	30,000	—	One (1) year from Feb. 17, 2023
	NH Bank	30,000	—	One (1) year from Mar. 2, 2023

(Unit: KRW 1 million)

Classification	Commitment amount	Commitment balance
Shinhan WTE General Private Investment Trust No.1	2,000	901
Woori G Infrastructure New Deal Specialized Investment Type Private Investment Trust No.1	1,000	267
NH-Amundi AF Mezzanine Loan No.2	5,000	194
Woori G GP Commitment Loan Specialized Investment Type Private Investment Trust No.1	10,000	1,761
Woori G ESG Infrastructure Development Specialized Investment Type Private Investment Trust No.1	1,000	745
Woori G Equity Bridge Loan No.1	5,000	3,500
Kiwoom Harmony Specialized Investment Type Private Investment Trust No.3	2,000	1,174
Woori G GP Commitment Loan General Private Investment Trust No.2	2,500	1,195
Woori Innovation Growth New Deal General Private Investment Trust No.3	1,000	590
Torus Cloud Private Investment Joint Venture No.1	2,000	100
Company K New Deal Fund	2,000	760
SKS-Korea Investment & Securities PEF No.1	2,000	103
Woori Financial Capital Digital Investment Partnership No.1	2,000	1,500
Woori G North America Energy Infrastructure Specialized Investment Type Private Special Asset	130	53
AI Partners Global Infrastructure General Private Investment Trust No.2	392	242
Woori Global Electricity Generation Infrastructure Synergy Business	130	17
Total commitments	38,152	13,102

[Matters related to a risk of CMA mass withdrawal]

J. Woori Investment Bank is engaged in the business of, among others, extension of short- and long-term loans to companies, CMA management, and investment in securities such as corporate bonds by leveraging funds raised from issued notes and CMA deposits. While the loss rate and credit risk associated with CMAs are insignificant, any sudden withdrawal of a substantial amount of deposits due to internal or external factors could potentially pose challenges to its operations. Therefore, investors should be aware of such possibility when making investment decisions.

Woori Investment Bank is engaged in the business of, among others, extension of short- and long-term loans to companies, CMA management (primarily associated with discounted promissory notes and CP sales), and investment in securities such as corporate bonds by leveraging funds raised from issued notes, CMA deposits, etc.

[Financing and management of fund]

Classification	Content
Financing	Issued notes, CMA deposits, bonds, borrowings and others
Fund management

1) loans: mainly focused on secured loans extension to companies or individual business operators; PF loans accounting for around 50% of all loans; and consisting primarily of long-term loans

2) discounted and bought notes: mainly focused on management of discounted notes (discounted CPs) and notes bought (mainly purchasing CPs in the secondary market)

3) securities: government bonds, finance debentures, corporate bonds(convertible bonds and bonds with warrants), and others

The status of Woori Investment Bank’s loan provision and deposit receipt business as of the end of the first quarter of 2023 is as follows: the CMA deposits received dropped from KRW 162.5 billion in 2022 to KRW 132.5 billion by the end of the first quarter of 2023. Since the CMA deposits account for 1.82% of the total deposits received, it is unlikely that mass withdrawal of CMAs, if any, would have a substantial impact on Woori Investment Bank.

[Status of loan provision and deposit receipt business]

(Unit: KRW 1 million)

Classification		Mar. 2023		2022		2021
		Average balance	Balance	Average balance	Balance	Average balance	Balance
Deposit	Issued Notes	3,883,176	3,753,034	3,700,977	3,768,296	2,955,910	3,224,066
	CMA Deposits	135,205	132,550	109,587	162,496	188,113	142,360
	Borrowings	837,829	897,200	899,843	869,934	642,540	891,618
	Bills Sold	2,098,906	2,511,270	1,810,960	1,386,060	2,090,294	1,470,600
	Total	6,955,116	7,294,054	6,521,367	6,186,786	5,876,857	5,728,644
Loan	Short-term loans	930,897	931,533	941,765	961,123	672,819	801,703
	Discounted and Bought Notes	1,101,708	1,433,884	1,066,726	1,130,272	531,162	864,132
	CMA Assets	129,172	117,000	101,253	157,000	176,232	140,000
	Bills Sold	2,098,906	2,511,270	1,810,960	1,386,060	2,090,294	1,470,600
	Medium- and Long-term loans	1,817,780	1,704,602	1,819,951	1,858,347	1,463,923	1,672,432
	Total	6,078,463	6,698,289	5,740,655	5,492,802	4,934,430	4,948,867

Note: based on K-IFRS financial statements

Source: Woori Investment Bank’s quarterly report

With respect to the merchant bank business, Woori Investment Bank manages cash management account (CMA) assets under the Financial Investment Business Regulations. This involves receiving and managing customers’ cash deposits and paying them investment incomes. Details of CMA assets as of the end of the first quarter of 2023 and the end of 2022 are as follows:

[Details of CMA asset (CMA management asset)]

(Unit: KRW 1,000)

Classification	Interest rate (%)	End of 1Q 2023	End of 2022
CMA Assets	4.9-8.9	116,816,772	156,878,168
Discounted Notes		117,000,000	157,000,000
Allowance for loss in discounted notes		(183,228)	(121,832)

Source: Quarterly report of Woori Investment Bank

A significant portion of deposit products are managed on a short-term basis due to their nature. Woori Investment Bank is thus under regulatory oversight that mandates a 5% reserve for issued notes and CMA deposits. As long as the withdrawal and inflow of customer deposits remain stable at the current level, there would be no cause for concern. However, a sudden and mass withdrawal of deposits, stemming from internal or external factors, may potentially pose challenges to the business in which Woori Investment Bank is engaged. Therefore, investors are advised to take such possibility into consideration when making investment decisions.

[Other Risks]

A. Risks from share price volatility of Woori Financial Group

The share price volatility of Woori Financial Group may increase due to various reasons. Investors should note that the share price of Woori Financial Group may change as a result of issuing new shares for the Share Exchange. Once the Share Exchange is completed, a registered common share of Woori Investment Bank is converted to 0.0624346 registered common share of Woori Financial Group. As the share exchange ratio is fixed without any additional modification to reflect price changes of the shares of Woori Financial Group and Woori Investment Bank, there are risks of share price volatility in connection with the shares of Woori Financial Group which the shareholders of Woori Investment Bank receive as a result of share exchange. Furthermore, as the new issues allocated to the treasury shares acquired as a result of exercising appraisal right must be disposed of later to comply with the obligation of the disposal thereof, investors should note that it would also contribute to the share price volatility.

The share price volatility of Woori Financial Group may increase due to various reasons. There are risks that would affect the market conditions with which Woori Financial Group and its subsidiaries would face, including (a) general economic conditions, (b) changing policies and regulations, (c) volatility of sales performance and (d) competition among the financial group and its competitors.

Once the Share Exchange is completed, a registered common share of Woori Investment Bank is converted to 0.0624346 registered common share of Woori Financial Group. As the share exchange ratio is fixed without any additional modification to reflect price changes of the shares of Woori Financial Group and Woori Investment Bank, there are risks of share price volatility in connection with the shares of Woori Financial Group which the shareholders of Woori Investment Bank receive as a result of share exchange. While the Share Exchange Agreement contains the provision under which the agreement could be cancelled or changed by consultation with the Woori Financial Group when any material changes including natural disasters occur in connection with the assets and management situations of Woori Financial Group and Woori Investment Bank, it does not set forth that such changes may be cited as the reason for cancellation of the agreement after the execution of the Share Exchange Agreement. Accordingly, the shareholders of Woori Investment Bank are exposed to the risk from the volatility of the shares acquired to be acquired as a result of the exchange of the Shares.

Woori Financial Group will also allot the shares of Woori Financial Group to the treasury shares to be acquired as a result of exercising appraisal right by the shareholders of Woori Investment Bank who are opposed to the Share Exchange. Accordingly, Woori Investment Bank must dispose of (i) the shares of Woori Financial Group allotted to the treasury shares above to be acquired as a result of exercising the appraisal rights that it holds as of the date of the share exchange within three years from the date of acquisition (August 8, 2023, which is the date of share exchange) in accordance with Article 62-2(1) of FHCA and (ii) the shares of Woori Financial Group allotted to the treasury shares that is holds as of the filing date of this SRS within six month from the date of acquisition (August 8, 2023, which is the date of share exchange) in accordance with article 342-2(2) of the Commercial Code.

It is hard to predict the size of appraisal right as of the filing date of this SRS. If the appraisal right is exercised unexpectedly in a large scale, the issue of an overhang would affect the price of the shares of Woori Financial Group adversely.

B. Risks related to suspension of old share certificates of Woori Investment Bank

The deadline for submitting old share certificates for the common shares of Woori Investment Bank, which will be a wholly owned subsidiary, is scheduled to be August 7, 2023. Investors of Woori Investment Bank should note that transaction of the common shares of Woori Investment Bank will be suspended from August 4 to August 25, 2023 which is one business day prior to the date on which transactions of the certificates of exchanged shares (common shares of Woori Financial Group) become possible.

The deadline for submitting old share certificates for the common shares of Woori Investment Bank, which will be a wholly owned subsidiary, is scheduled to be August 7, 2023. Investors of Woori Investment Bank should note that transaction of the common shares of Woori Investment Bank will be suspended from August 4 to August 25, 2023 which is one business day prior to the date on which transactions of the certificates of exchanged shares (common shares of Woori Financial Group) become possible.

[ Submission of old share certificates and scheduled start date for new share certificates ]

Description	Timeline

Announcement on invalidation of share certificates and submission of old share certificates. Scheduled date for notice	August 1, 2023

Period of trade suspension for Woori Investment Bank	August 4, 2023 ~ August 25, 2023

Scheduled deadline for submitting old share certificates	August 7, 2023

Scheduled start date for the trading of new shares on the exchange	August 28, 2023

Date of delisting of Woori Investment Bank	August 28, 2023

(Note) The schedule above is subject to change during discussion with related institutions and in the course of business.

C. Possibility of changes in legal and regulatory environment

Woori Financial Group and its subsidiaries conduct businesses in a legal and regulatory environment that is subject to change. They are also subject to penalties and other regulatory dispositions for any violation of applicable regulations.

Woori Financial Group and its subsidiaries that provide comprehensive financial services must comply with various regulations to maintain stability of the financial system in Korea and limit their expose to risks. Such regulations may impose restrictions on the transactions by Woori Financial Group and its subsidiaries. If there are any changes to such regulations, Woori Financial Group and its subsidiaries may be required to pay additional expenses. Regulators periodically review the regulations related to the business of Woori Financial Group. Woori Financial Group and its subsidiaries expect the regulatory environment will continue to change.

If the general regulations applicable to the financial sector to which Woori Financial Group belongs are changed, or if the application or interpretation of such regulations are changed, Woori Financial Group and its subsidiaries will be faced with unexpected regulatory risks which will affect their performance and financial status adversely. In addition, Woori Financial Group and its subsidiary may be required to take responsibilities in various ways if they violate regulations. There should be no guarantee that Woori Financial Group and its subsidiaries will not experience such situations, which will adversely affect the reputation and profitability.

D. Standards for Management & Supervision at KRX being tightened

The standards for management and supervision applicable to Woori Financial Group and other similar listed corporation have been tightened recently. If Woori Financial Group violates the listing regulation or any other applicable regulations, it may be subject to sanctions including suspension of trading, designation as administrative issue, listing maintenance review and delisting by KRX.

Woori Financial Group is a KOSPI-listed corporation. As the standards for management and supervision applicable to share-listed corporations by KRX and financial supervisory authorities are being tightened, Woori Financial Group may be subject to sanctions such as suspension of trading, designation as administrative issue, listing maintenance review and delisting. If any regulatory authority imposes sanctions on Woori Financial Group that are not identified as of now, losses may occur due to share price drop and/or limited liquidities. Investors should read relevant regulations thoroughly before making an investment decision in that regard.

In particular, investors are encouraged to pay attention to Article 47 (Designation of Administrative Issues) of the KOSPI Market Listing Regulation, Article 48 (Delisting) of the KOSPI Market Listing Regulation and Article 49 (Listing Maintenance Review) of the KOSPI Market Listing Regulation. For detailed information please visit The Korean Law Information Center (http://law.go.kr), Financial Laws and Regulations Service of the FSS (http://law.fss.or.kr) and KRX Regulations (http://law.krx.co.kr).

E. Possibility of correction during the review of disclosure

This SRS, (preliminary) Offering Circular and other accompanying documents are subject to partial change in the course of reviewing the relevant disclosure. If such changes are about the main points closely related to investment decision, they may cause some setbacks in the schedule. The schedule may also be changed in the course of business with related authorities. Accordingly, Investors should constantly check the progress.

Pursuant to Article 120(3) of the FISCMA, the effectiveness of the SRS disclosed regarding comprehensive share exchange does not necessarily acknowledge that the descriptions of the relevant registration statement are true or correct or that the government assures or approves the value of the securities. As such, investments in the shares will be completely attributable to relevant investors.

FSS’s website for the DART system (http://dart.fss.or.kr) provides the business reports (quarterly and semi-annual statements) and the audit reports of Woori Financial Group as well as other regular and occasional disclosures in an electronic form to help investors make investment decision.

This SRS and (preliminary) Offering Circular as well as other accompanying documents are subject to correction in the course of reviewing the relevant disclosure. It may cause setbacks in the schedule if any main points closely related to investment decisions are changed. The schedule may also be changed in the course of business with related authorities. Accordingly, investors should constantly check the progress.

F. Investment decisions and results are attributed to investors

Investors should not solely rely on the information specified in this SRS, including the details on the risk factors above, but use their own independent judgment in making investments. In addition, the fact that the SRS becomes effective does not necessarily acknowledge that the descriptions therein are true or correct nor guarantee or authorize the value of this securities.

The fact that this SRS, disclosed in relation to the Share Exchange, becomes effective does not necessarily acknowledge that the description therein is true or correct nor guarantee or authorize the value of the Securities. The descriptions in this SRS are also subject to change.

Before making an investment decision, investors should carefully and sufficiently review the entire content of this SRS or Offering Circular and make their final decision based on such reviews. There are possibilities, however, that other matters not included in the investment risk factors above due to Woori Financial Group’s ignorance or their presumed negligibility would have material negative effect on the operation of Woori Financial Group. As such, investors should not solely rely on the information specified in this SRS, including the information on the investment risk factors provided above, but use their independent decision. Any risks involved in investors’ own decision are attributed to the relevant investors.

This SRS and Offering Circular include information based on predictions. However, investors should note that actual results from such information may turn out differently due to various factors and conditions.

G. Regarding taxation on share exchange

Investors should note that the Share Exchange is an over-the counter transaction(including for shareholders exercising appraisal rights), and is thus subject to payments of corporate tax or income tax on the capital gains and securities transaction tax (0.35%). However, as the Share Exchange is a qualified comprehensive exchange under Article 38 of the Restriction of Special Taxation Act, it may be entitled to deferral of corporate or income tax and to exemption of securities transaction tax (provided, that the foregoing does not apply to transfer due to exercise of appraisal rights). However, investors should be noted that the deferred corporate or capital gains tax must be paid if (i) Woori Investment Bank discontinues business within two years from the commencement date of a business year immediately following the business year in which the date of comprehensive share exchange falls, or (ii) controlling shareholders of the wholly owning parent company or wholly owned subsidiary dispose of at least one half of the shares acquired as a result of the comprehensive share exchange.

Please note that for the tax deferral to be applied, application for special taxation provisions for share exchange needs to be submitted (i) when making tax return for capital gains tax within two months from the end of the semi-annual period in which the date of the Share Exchange falls, or (ii) when making tax return for the business year which the date of the Share Exchange falls; and for the exemption of securities transaction tax, application for exemption of securities transaction tax must be submitted. For specific procedures, please consult the securities firm entrusted with the share certificates custodian bank in Korea.

The Share Exchange and exercising appraisal right are over-the-counter transactions and the capital gains (the transfer price less acquisition price and transfer costs) for the shareholders may be subject to capital gains tax or corporate tax. The amount of capital gains tax may vary depending on factors such as shareholder’s shareholding ratio, share price, classification as an individual or corporation, and shareholder’s nationality.

Shareholders of Woori Financial Group and Woori Investment Bank should be aware of the following details with respect to corporate tax or income tax which may be imposed to their capital gains (the transfer price less acquisition price and transfer costs). If the shareholder is a domestic corporation, capital gains will be included in the amount of income for each business year for payment of corporate tax. A resident individual who is not a major shareholder under the Income Tax Act is not subject to payment of capital gains taxes on capital gains, but a major shareholder is required to pay capital gains tax equivalent to 22% to 27.5% (including local income tax) of capital gains. Nevertheless, if a resident individual shareholder is a major shareholder holding shares for a period less than a year, the capital gains tax rate is 33% (including local income tax). If the shareholder is a foreign corporation or non-resident, such a shareholder is required in general to pay corporate tax or income tax equivalent to the lower of 11% of the transfer price (including local income tax) and 22% (including local income tax) of the capital gains. However, taxation details may differ depending on individual cases such as the presence of domestic business place of a foreign corporation or non-resident, tax treaties between the Republic of Korea and the country in which such a foreign corporation or non-resident is based, the content of such treaties, etc.

Meanwhile, the Share Exchange is a qualified comprehensive exchange under Article 38 of the Restriction of Special Taxation Act and thus upon application by the investor deferral of corporate or capital gains taxes may be available. Please note that for the tax deferral to be applied, application for special taxation provisions for share exchange needs to be submitted (i) when making preliminary tax return for capital gains tax within two months from the end of the half in which the date of the Share Exchange falls, or (ii) when making tax return for the business year which the date of the Share Exchange falls; and for the exemption of securities transaction tax, application for exemption of securities transaction tax must be submitted. For specific procedures, please consult the securities firm entrusted with the share certificates or the standing proxy.

The Share Exchange is subject to a securities transaction tax of 0.35% on the price of transfer. However, the Share Exchange is a qualified comprehensive exchange under Article 38 of the Restriction of Special Taxation Act and the securities transaction tax may be exempted if submitting application for exemption of securities transaction tax per the relevant laws and regulations. Please be noted that corporate shareholders and individual shareholders (major/minor shareholders) may be exempt from the securities transaction tax (0.35%) arising out of a comprehensive share exchange if they submit to the competent tax office a request for securities tax exemption along with a securities transaction tax return within two months (if shares are registered electronically on the customer accounts by financial investment companies, until the 10th day of the month after the month in which the Share Exchange date (transfer date) falls) from the end of the semi-annual period in which the date of share exchange (or, if transferred following exercise of appraisal rights, the date of transfer) falls (provided, that the foregoing does not apply to a case where appraisal rights are exercised). For detailed information on the exemption process, it is advisable to consult with a securities firm entrusted with share certificates or the custodian bank in Korea.

Meanwhile, the Share Exchange is a qualified comprehensive exchange under Article 38(1) of the Restriction of Special Taxation Act and thus expected to be entitled to deferral of corporate or capital gains taxes and to exemption of securities transaction tax (provided, that the foregoing does not apply in a case where appraisal rights are exercised). However, investors should be noted that the deferred corporate or capital gains taxes must be paid pursuant to Article 38(2)1 of the Restriction of Special Taxation Act if (i) Woori Investment Bank discontinues business within two years from the commencement date of a business year immediately following the business year in which the date of comprehensive share exchange falls, or (ii) controlling shareholders of the wholly owning parent company or wholly owned subsidiary dispose of at least one half of the shares acquired as a result of the comprehensive share exchange.

[Restriction of Special Taxation Act]

Article 38 (Special Taxation for Comprehensive Share Exchange or Transfer)

① Where a domestic corporation becomes a wholly-owned subsidiary of the counterpart corporation of an comprehensive share exchange or transfer (hereafter in this Article, referred to as “comprehensive share exchange, etc.”) through an comprehensive share exchange provided for in Article 360-2 of the Commercial Act or comprehensive share transfer provided for in Article 360-15 of the same Act, meeting all the following conditions, capital gains tax or corporate tax on the equivalent to proceeds from transfer of shares accrued to the stockholders of the wholly-owned subsidiary from the comprehensive share exchange, etc., may be deferred until the stockholders of the wholly-owned subsidiary dispose of the shares of a wholly-owning parent company or the wholly-owning parent company, as prescribed by Presidential Decree:

1. The comprehensive share exchange, etc. shall be made between domestic corporations operating business for at least one year as at the date of the comprehensive share exchange or transfer; provided that the wholly-owning parent company, which is to be newly incorporated in the course of the comprehensive share transfer, shall be excluded;

2. Where stockholders of the wholly-owned subsidiary receive the prices for the exchange or transfer from the wholly-owning parent company, the price of the shares of the wholly-owning parent company shall be at least 80/100 of the aggregate of prices for such exchange and transfer, or the price of the shares of the wholly-owning parent company of the wholly-owning parent company shall be at least 80/100, and such shares shall be allocated, as prescribed by Presidential Decree, and the stockholders of the wholly-owning parent company and stockholders of the wholly-owned subsidiary prescribed by Presidential Decree shall hold the shares acquired through the comprehensive share exchange, etc. until the end of the business year in which the date of the share exchange or transfer falls; and

3. The wholly-owned subsidiary shall keep on operating until the end of the business year in which the date of the share exchange or transfer falls.

② Where the stockholders of the wholly-owned subsidiary are granted deferred taxation under paragraph (1), the wholly-owning parent company shall acquire the stocks of the wholly-owned subsidiary at the market price referred to in Article 52 (2) of the Corporate Tax Act; and thereafter, if any of the following grounds occurs within the period prescribed by Presidential Decree within three years, the wholly-owning parent company shall notify the stockholders of the wholly-owned subsidiary of the occurrence of such ground within one month from the date of its occurrence, and the stockholders of the wholly-owned stockholders shall, as prescribed by Presidential Decree, pay the capital gains tax or corporate tax deferred pursuant to paragraph (1): <Amended by Act No. 10406, Dec. 27, 2010; Act No. 15227, Dec. 19, 2017>

1. Where the wholly-owned subsidiary discontinues business;

2. Where the stockholders of the wholly-owning parent company or shareholders of the wholly-owned subsidiary prescribed by Presidential Decree dispose of the stocks acquired through the all-inclusive share swap, etc.

③ For the purposes of paragraphs (1) 2 and 3, and (2) 1 and 2, where stocks are unavoidably disposed of pursuant to statutes, or other extenuating circumstances prescribed by Presidential Decree arise, it shall be deemed that stocks are held or business is operated continuously. <Amended by Act No. 10631, May. 19, 2011>

④ Methods for calculating capital gains on transfer of stocks; criteria for determining whether the wholly-owned subsidiary continues or discontinues continuance business; methods for calculating the amount to be included in the gross income and method of inclusion thereof; methods for calculating the book value of stocks of the wholly-owned subsidiary; submitting the detailed statement on the all-inclusive share swap, etc. under paragraphs (1) through (3); and other necessary matters shall be prescribed by Presidential Decree.

The above provisions provide for deferral of taxation in the case of satisfaction of certain eligibility requirements. The following details are requirements for qualified comprehensive exchange under Article 38(1) of the Restriction of Special Taxation Act and whether the Share Exchange satisfies them:

[Requirements for qualified comprehensive exchange]

Requirement for qualification	Requirements satisfied or not

1. The comprehensive share exchange shall be made between domestic corporations operating business for at least one year as of the date of the comprehensive share exchange or transfer	Expected to be satisfied

2. Where stockholders of the wholly owned subsidiary receive from the wholly owning parent company the price for the exchange or transfer, the price of the shares of the wholly owning parent company shall be at least 80/100 of the aggregate of prices for such exchange and transfer	Expected to be satisfied

3. Shares shall be provided to the controlling shareholder of the wholly owned subsidiary in the amount exceeding “the aggregate prices of the shares of the wholly owning parent company paid by the wholly owning parent company as the consideration of share exchange x the percentage of the shares of the wholly owned subsidiary held by such shareholder.”	Expected to be satisfied

4. The controlling stockholders of the wholly owning parent company and stockholders of the wholly owned subsidiary shall hold the shares acquired through the comprehensive share exchange until the end of the business year in which the date of the share exchange or transfer falls.	Expected to be satisfied

5. The wholly owned subsidiary shall keep on operating until the end of the business year in which the date of the share exchange or transfer falls.	Expected to be satisfied

Based on the information above, the Share Exchange constitutes a qualified comprehensive share exchange under Article 38(1) of Restriction of Special Taxation Act and therefore major shareholders among the corporate and individual shareholders joining share exchange are expected to be entitled to deferral of taxation and exemption of securities transaction taxes. However, as explained previously, the deferred corporate or capital gains taxes must be paid under Article 38(2)1 of the Restriction of Special Taxation Act if Woori Investment Bank (i) discontinues business within two years from the commencement date of a business year immediately following the business year in which the date of comprehensive share exchange falls, or (ii) controlling shareholders of the wholly owning parent company or wholly owned subsidiary dispose of at least one half of the shares acquired as a result of the comprehensive share exchange.

H. Risks involved in shares with mutual ownership without voting rights and fluctuations in the share price of Woori Financial Group caused by disposal of such shares

It should be noted that the shares which Woori Investment Bank, a subsidiary, receives in connection with the treasury shares acquired as a result of exercising appraisal rights by the shareholders dissenting from the Share Exchange and the shares (new shares) of Woori Financial Group to be distributed in connection with the treasury shares held by Woori Investment Bank as of the date preceding the filing date of this SRS are the shares in mutual ownership prescribed in Article 369(3) of the Commercial Act and thus do not have voting rights.

Woori Investment Bank is required to dispose of the shares of Woori Financial Group allotted for the treasury shares to be acquired as a result of exercising appraisal right of Woori Financial Group’s shareholders dissenting from the Share Exchange within 3 years from the date of acquisition (August 8, 2023, which is the share exchange date) under Article 62-2(1) of the FHCA. Furthermore, Woori Investment Bank is also required to dispose of the shares of Woori Financial Group allotted for the treasury shares it holds as of the date preceding the filing date of SRS within 6 month under Article 342-2 of the Commercial Act. As of the date preceding the filing date of this SRS, Woori Investment Bank holds 69,076 treasury shares. Consequently, Woori Investment bank will be holding 4,312 shares of Woori Financial Group (which is 0.00% of the total issued and outstanding shares) based on the share exchange ratio. Therefore the impact on the share price of Woori Financial Group is anticipated to be insignificant. However, if appraisal rights are unexpectedly exercised in a large scale, Woori Investment Bank may sell a significant number of the shares of Woori Financial Group to fulfill the share disposal obligation under the FHCA. Investors should be noted that this may affect the price of the shares of Woori Financial Group adversely.

Article 369(3) of the Commercial Act states “Where a company, its parent company and its subsidiary company together, or its subsidiary company alone holds more than one tenth of the total number of issued shares of another company, such another company shall have no voting rights for shares it holds of the company or the parent company.”

Woori Financial Group is going to allot the shares of Woori Financial Group (new shares) in relation to the Woori Investment Bank’s treasury shares (the treasury shares acquired as a result of appraisal right by the shareholders of Woori Investment Bank dissenting from the Share Exchange and held by Woori Financial Group as of the date preceding the filing date of this SRS). Since Woori Financial Group and Woori Investment Bank are in a parent-subsidiary company relationship, it should be noted that the shares of Woori Financial Group, the parent company, to be received by Woori Investment Bank, the subsidiary, will not have voting rights because they constitute the shares in mutual ownership prescribed in Article 369(3) of the Commercial Act. In addition, Woori Investment Bank is required to dispose of the shares of Woori Financial Group acquired as above within three years (applicable for the shares of Woori Financial Group allotted for the treasury shares acquired as a result of exercising appraisal rights) or six month (applicable for the shares of Woori Financial Group allotted for the treasury shares it holds as of the date preceding the filing date of SRS) from the date of acquisition in accordance with Article 62-2(1) of the FHCA.

As of the date preceding the filing date of this SRS, Woori Investment Bank holds 69,076 treasury shares. Consequently, Woori Investment bank will be holding 4,312 shares of Woori Financial Group (which is 0.00% of the total issued and outstanding shares) based on the share exchange ratio. Therefore the impact on the share price of Woori Financial Group is anticipated to be insignificant. However, if appraisal rights are unexpectedly exercised in a large scale, Woori Investment Bank may sell a significant number of the shares of Woori Financial Group to fulfill the share disposal obligation under the FHCA. Investors should be noted that this may affect the price of the shares of Woori Financial Group adversely.

I. Risks related to Small-Scale Share Exchange

The shares newly issued to Woori Investment Bank by Woori Financial Group for the share exchange represent 3.10% of the total issued shares of Woori Financial Group, and Woori Financial Group meets the requirements for small-scale share exchange prescribed under Article 360-10 of the Commercial Act. The exception for small-scale share exchange allows the approval of the board resolution to substitute for approval at the general meeting of shareholder for the purpose of approval of share exchange, and the shareholders of Woori Financial Group are not granted appraisal rights.

The 22,541,465 shares which Woori Financial Group newly issues to Woori Investment Bank for share exchange represent approximately 3.10% of the total issued shares of Woori Financial Group, satisfying the requirement for small-scale share exchange prescribed in Article 360-10 of the Commercial Act. However, if the number of notified dissents during the period for notifying dissenting opinion (from June 5, 2023 to June 12, 2023) exceeds 20 percent of the total issued shares, the Share Exchange may not be conducted using procedures for a small-scale share exchange. If the small-scale share exchange procedures apply, the approval of the board resolution for share exchange may substitute for the approval at the general meeting of shareholders, and the shareholders of Woori Financial Group are not granted appraisal rights.

Article 360-10 (Small-scale Share Exchange)

① Where the total number of new shares issued and treasury shares transferred for a share exchange by a company becoming a wholly owning parent company does not exceed ten percent of the total number of issued and outstanding shares of the relevant company, the approval of a general meeting of shareholders under the provision of Article 360-3 (1) of the relevant company may be substituted by the approval of the board of directors; provided, that the foregoing shall not apply where the money or other assets to be provided to the shareholders of the company becoming a wholly owned subsidiary has been determined and the value thereof exceeds five percent of the value of the current net assets of the company becoming a wholly owning parent company on its final balance sheet provided for in Article 360-4 (1) 3.

J. Risks related to de-listing of Woori Investment Bank

Woori Financial Group is a KOSPI listed corporation in the securities market as of the submission date of the SRS and will continue to maintain the status after the comprehensive share exchange. Woori Investment Bank, which becomes a wholly owned subsidiary after the comprehensive share exchange, will be delisted on August 28, 2023 pursuant to the KOSPI Market Listing Regulation. The scheduled date for delisting, however, is currently the expected date as of disclosure and may be changed by consultation with relevant authorities. Investors who receive common shares of Woori Financial Group through a comprehensive share exchange before delisting of Woori Investment Bank or dissent from the comprehensive share exchange will receive cash (share purchase price as a result of exercising appraisal rights) by exercising appraisal rights. Please note that investors will have an opportunity to recover their investments before the date of delisting.

Woori Financial Group is a KOSPI listed corporation in the securities market as of the submission date of the SRS and will continue to maintain the status after the comprehensive share exchange. Woori Investment Bank, which becomes a wholly owned subsidiary after the comprehensive share exchange, will be delisted on August 28, 2023 pursuant to the KOSPI Market Listing Regulation. The scheduled date for delisting, however, is currently the expected date as of disclosure and may be changed by consultation with relevant authorities.

Investors who receive common shares of Woori Financial Group through a comprehensive share exchange before delisting of Woori Investment Bank or are opposed to the comprehensive share exchange will receive cash (share purchase price) by exercising appraisal right. Please note that investors will have an opportunity recover their investments before the date of delisting as stated above.

K. Risks related to disposal of fractional shares

The shares of Woori Investment Bank held by the shareholders listed on the register of shareholders of Woori Investment Bank, which will become a wholly owned subsidiary, as of the Share Exchange Date (expected to be on August 8, 2023) excluding Woori Financial Group (but including Woori Investment Bank itself for the treasury shares that Woori Investment Bank acquired due to the exercise of the appraisal rights of its shareholders opposing to the Share Exchange and for the treasury shares held by Woori Investment Bank as of the date preceding the filing date of SRS, hereinafter the “shareholders subject to share exchange”) shall be transferred to Woori Financial Group on the Share Exchange Date. In return for this exchange, Woori Financial Group shall allot a total of 22,541,465 newly issued common shares to the shareholders subject to share exchange at the exchange ratio of one common share of Woori Investment Bank to 0.0624346 common shares of Woori Financial Group.

If a fractional share, which is less than one whole share, arises as Woori Financial Group allots its shares to the shareholders subject to share exchange according to the above exchange ratio, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX KOSPI Market) within one month from the Share Exchange Date. As such, investors should note that the amount paid to them in lieu of fractional shares in the transaction concerned may be affected by the closing price on the listing date of new shares.

The shares of Woori Investment Bank held by the shareholders listed on the register of shareholders of Woori Investment Bank, which will become a wholly owned subsidiary, as of the Share Exchange Date (expected to be on August 8, 2023) excluding Woori Financial Group (but including Woori Investment Bank itself for the treasury shares that Woori Investment Bank acquired due to the exercise of the appraisal rights of its shareholders opposing to the Share Exchange and for the treasury shares held by Woori Investment Bank as of the date preceding the filing date of SRS, hereinafter the “shareholders subject to share exchange”) shall be transferred to Woori Financial Group on the Share Exchange Date. In return for this exchange, Woori Financial Group shall allot a total of 22,541,465 newly issued common shares to the shareholders subject to share exchange at the exchange ratio of one common share of Woori Investment Bank to 0.0624346 common shares of Woori Financial Group.

If a fractional share, which is less than one whole share, arises as Woori Financial Group allots its shares to the shareholders subject to share exchange according to the above exchange ratio, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX KOSPI Market) within one month from the Share Exchange Date. As such, investors should note that the amount paid to them in lieu of fractional shares in the transaction concerned may be affected by the closing price on the listing date of new shares.

Article 3 (Issuance of New Shares, Etc.)

①Woori Financial Group shall allot to the shareholders listed on the register of shareholders of Woori Investment Bank as of the share exchange date excluding Woori Financial Group (but including Woori Investment Bank itself for the treasury shares held by Woori Investment Bank and the treasury shares acquired by Woori Investment Bank as a result of exercise of appraisal rights by the shareholders of Woori Investment Bank dissenting from the Share Exchange, hereinafter the “shareholders subject to share exchange”) registered common shares newly issued by Woori Financial Group to the shareholders subject to share exchange (the “new shares for exchange”) at the exchange ratio of one registered common share issued by Woori Investment Bank held by such shareholders to 0.0624346 registered common share issued by Woori Financial Group, pursuant to Article 2 hereof.

② The new shares for exchange to be allotted by Woori Financial Group for the shareholders subject to share exchange under Paragraph ① above shall be 22,541,465 registered common shares in total.

③ If a fractional share, which is less than one whole share, arises as Woori Financial Group allots its shares to the shareholders subject to share exchange according to the above exchange ratio, the shareholders subject to share exchange to whom such fractional share belongs shall be paid in cash the amount calculated based on the closing price of the listing day of the new shares issued as a result of the Share Exchange (i.e., the closing price of the shares traded on the KRX KOSPI Market) within one month from the Share Exchange Date.

④ There is no amount to be delivered by Woori Financial Group to the shareholders subject to share exchange as a result of the Share Exchange, except the cash to be paid to the shareholders subject to share exchange under Paragraph ③ above.

VII. MATTERS RELATED TO APPRAISAL RIGHTS

1. Requirements for the exercise of appraisal rights

A. Wholly owning parent company (Woori Financial Group)

Since Woori Financial Group must follow the procedures for small-scale share exchange in accordance with Article 360-10 of the Commercial Act, appraisal rights will not be provided to the shareholders dissenting from share exchange. Therefore, following description is limited to the matters related to appraisal rights for the shareholders of Woori Financial Group.

B. Wholly owned subsidiary (Woori Investment Bank)

In accordance with Article 360-5 of the Commercial Act, Article 165-5 of the FISCMA and Article 62-2 of the FHCA, of the shareholders listed on the register of shareholders of Woori Investment Bank as of the record date for closing the register of shareholders (June 5, 2023) only those who informed in writing Woori Investment Bank of their dissent to the board resolution on the approval of Share Exchange dated May 26, 2023 are entitled to demand, in writing by indicating the type and number of shares, that all or part the shares they own should be purchased by Woori Investment Bank within 10 days from the date of resolution at the general meeting of shareholders (July 21, 2023) of Woori Investment Bank.

However, in accordance with Article 165-5(1) of the FISCMA and Article 176-7(2) of the Enforcement Order of the same Act, appraisal right is provided only to such shares that are proved to have been acquired before the date of board resolution on executing the share exchange agreement by Woori Investment Bank or, for the period that ends on the next business day (May 30, 2023) of the date on which board resolution is disclosed (May 26, 2023), to such shares that are proved to have been the subject of (i) conclusion of a sales agreement for the relevant shares; (ii) termination of a contract for loan for consumption of the relevant shares; (iii) other legal acts related to the acquisition of the relevant shares and have been held until the date of exercise of appraisal rights inclusive of the record date for closing the register of shareholders (June 5, 2023) above. Appraisal right is canceled for such shares that are re-acquired after their sell-off during the same period. It is impossible to revoke or cancel appraisal right once it is exercised.

Being a KOSPI listed corporation, Woori Investment Bank should purchase shares within one month from the final date of the period during which dissenting shareholders are allowed to exercise their appraisal rights. Accordingly, Woori Investment Bank will pay share purchase price on August 4, 2023 (scheduled date) to the shareholders of Woori Investment Bank who exercised their appraisal rights in relation to the Share Exchange.

2. Proposed Share Purchase Price

A. Common shares of Woori Financial Group

The procedure for small-scale share exchange applies to the common shares of Woori Financial Group under Article 360-10 of the Commercial Act. Accordingly, appraisal right is not provided to the shareholders of Woori Financial Group.

B. Common shares of Woori Investment Bank

Offered price by the Company for negotiation	Woori Investment Bank
KRW 746
Basis of calculation	The price calculated by the method of calculating purchase price under Article 62-2(3)1 of the FHCA, Article 33-2(1) of the Enforcement Order of the same Act and Article 165-5 of the FISCMA and Article 176-7(3)1 of the Enforcement Order of the same Act
Disposal method in case a deal is not reached

(1) Under Article 62-2(4) of the FHCA, if a shareholder holding at least 30/100 of the number of shares subject to appraisal dissents from the purchase price of shares, the relevant company or shareholder may file an application for the adjustment of the purchase price with the Financial Services Commission ten days prior to the date when the purchase shall be completed.

(2) Under Article 360-5(3) and Article 374-2(4) and (5) of the Commercial Act, if the relevant company or shareholder exercising his/her rights for appraisal rights opposes the purchase price of shares under Article 165-5(3) of the FISCMA, the company or the shareholder may request the court to determine the purchase price. It should be noted that the court may decide differently in relation to the interpretation of Article 62-2(3) of the FHCA.

(Note) If the shareholders who oppose the purchase price file an application for the adjustment of the purchase price with the Financial Services Commission or request the court to determine the purchase price, such an application for adjustment or request for decision does not affect the procedures for the Share Exchange. The price adjusted or determined as a result of the application for adjustment or request for decision is effective only in terms of the relation with the shareholder who filed an application or requested for a decision.

(1) Woori Investment Bank

[Method of Calculation for Proposed Share Purchase Price]

(Value date: May 25, 2023)

Classification	Amount (KRW)	Calculation Period
(i) Weighted share price average of the trading quantity for the past two months	751	Mar. 27, 2023 ~ May 25, 2023
(ii) Weighted share price average of the trading quantity for the past month	748	April 26, 2023 ~ May 25, 2023
(iii) Weighted share price average of the trading quantity for the past week	740	May 19, 2023 ~ May 25, 2023
Base Purchase Price [((i)+(ii)+(iii))/3]	746	-

Following table shows the closing price and trade volume for the past two months from May 25, 2023, the record date, listed retroactively to calculate the base price above.

Date	Closing Price (KRW)	Trade Quantity (Shares)	Closing Price x Trading Quantity (KRW)
Mar. 27, 2023	729	1,151,707	839,594,403
Mar. 28, 2023	756	1,016,985	768,840,660
Mar. 29, 2023	748	773,699	578,726,852
Mar. 30, 2023	745	1,006,650	749,954,250
Mar. 31, 2023	747	696,775	520,490,925
Apr. 3, 2023	743	1,152,374	856,213,882
Apr. 4, 2023	748	1,126,650	842,734,200
Apr. 5, 2023	756	924,411	698,854,716
Apr. 6, 2023	749	1,141,364	854,881,636
Apr. 7, 2023	751	730,465	548,579,215
Apr. 10, 2023	741	1,451,606	1,075,640,046
Apr. 11, 2023	747	955,700	713,907,900
Apr. 12, 2023	753	777,393	585,376,929
Apr. 13, 2023	774	1,448,024	1,120,770,576
Apr. 14, 2023	775	991,676	768,548,900
Apr. 17, 2023	769	717,571	551,812,099
Apr. 18, 2023	770	695,369	535,434,130
Apr. 19, 2023	768	734,281	563,927,808
Apr. 20, 2023	766	777,115	595,270,090
Apr. 21, 2023	763	823,257	628,145,091
Apr. 24, 2023	746	1,025,278	764,857,388
Apr. 25, 2023	737	1,267,068	933,829,116
Apr. 26, 2023	738	1,406,317	1,037,861,946
Apr. 27, 2023	751	1,193,790	896,536,290
Apr. 28, 2023	755	1,251,398	944,805,490
May 2, 2023	765	935,828	715,908,420
May 3, 2023	758	567,410	430,096,780
May 4, 2023	757	673,865	510,115,805
May 8, 2023	755	753,145	568,624,475
May 9, 2023	764	675,260	515,898,640
May 10, 2023	763	503,955	384,517,665
May 11, 2023	764	453,546	346,509,144
May 12, 2023	754	793,860	598,570,440
May 15, 2023	739	1,518,914	1,122,477,446
May 16, 2023	738	787,039	580,834,782
May 17, 2023	739	578,965	427,855,135
May 18, 2023	740	649,021	480,275,540
May 19, 2023	740	716,454	530,175,960
May 22, 2023	740	625,154	462,613,960
May 23, 2023	741	1,153,431	854,692,371
May 24, 2023	742	719,939	534,194,738
May 25, 2023	739	775,631	573,191,309
A. Weighted arithmetic average closing price for the past two months			751
B. Weighted arithmetic average closing price for the past one month			748
C. Weighted arithmetic average closing price for the past one week			740
D. Arithmetic average price ([A+B+C]÷3)			746

3. Procedures, method, period and place for the exercise of appraisal rights

A. Fully owning parent company (Woori Financial Group)

Exercise of appraisal right follows the procedures for small-scale share exchange in accordance with Article 360-10 of the Commercial Act and, therefore, appraisal right is not provided to the shareholders of Woori Financial Group.

B. Fully owned subsidiary (Woori Investment Bank)

(1) Method of notifying dissent

In accordance with Article 360-5 of the Commercial Act, Article 165-5 of the FISCMA and Article 62-2 of the FHCA, any shareholder who is listed on the register of shareholders of Woori Investment Bank as of the record date for closing the register of shareholders (June 5, 2023) must inform the Woori Investment Bank in writing of his/her intent to oppose the resolution on the approval of Share Exchange dated May 26, 2023 before (until July 20, 2023) the date of resolution at the general meeting of shareholders of Woori Investment Bank (July 21, 2023). In accordance with Article 165-5 of the FISCMA, appraisal right is provided only to such shares that are proved to have been acquired before the date of board resolution on executing the share exchange agreement by Woori Investment Bank or, for the period that ends on the on the next business day (May 30, 2023) of the date on which board resolution is disclosed (May 26, 2023), to such shares that are proved to have been the subject of (i) conclusion of a sales agreement for the relevant shares; (ii) termination of a contract for loan for consumption of the relevant shares; (iii) other legal acts related to the acquisition of the relevant shares and have been held until the date of exercise of appraisal rights inclusive of the date of closing the register of shareholders (June 5, 2023) above.

In this regard, shareholders registered electronically in the client register are required to inform the securities company or other account management institutions, where the client accounts are opened, by three business days before the end date of dissent notification. The account managing institutions, etc. must gather all notified dissents and file an application accompanied by statements on each shareholder containing the intent and the number of shares of the relevant shareholder to the Korea Securities Depository (KSD). Once such application is received, KSD is required to inform the company of the dissents by the end date of dissent notification on behalf of relevant shareholders.

Shareholders are entitled to directly inform Woori Investment Bank of their intent to oppose. In this case, Woori Investment Bank is required to inform the details to KSD, which must relay such received details to account managing institutions without delay.

(2) Period for filing dissents (period for dissent notification in writing)

•	Start date: May 26, 2023

•	End date: July 20, 2023

(3) Exercise of Appraisal Rights

In accordance with Article 360-5 of the Commercial Act, Article 165-5 of the FISCMA and Article 62-2 of the FHCA, of the shareholders listed on the register of shareholders of Woori Investment Bank as of the record date for closing the register of shareholders (June 5, 2023) only those who informed in writing Woori Investment Bank of their dissent to the board resolution on the approval of Share Exchange dated May 26, 2023 are entitled to demand, in writing by indicating the type and number of shares, that all or part the shares they own should be purchased by Woori Investment Bank within 10 days from the date of resolution at the general meeting of shareholders of Woori Investment Bank (July 21, 2023), (In accordance with Article 165-5 of the FISCMA, appraisal right is provided only to such shares that are proved to have been acquired before the date of board resolution on executing the share exchange agreement by Woori Investment Bank or, for the period that ends on the on the next business day (May 30, 2023) of the date on which board resolution is disclosed (May 26, 2023), to such shares that are proved to have been the subject of (i) conclusion of a sales agreement for the relevant shares; (ii) termination of a contract for loan for consumption of the relevant shares; (iii) other legal acts related to the acquisition of the relevant shares and have been held until the date of exercise of appraisal right inclusive of the record date for closing the register of shareholders (June 5, 2023) above).

While shareholders are entitled to inform their intent to oppose and exercise their appraisal right in relation to part or all of the shares they own, appraisal right is provided only to such shares that have been owned until the date of exercise of appraisal right. Any shares that have been re-acquired after their sell-off are not eligible for appraisal rights. It is impossible to revoke or cancel appraisal right once it is exercised.

Shareholders registered electronically in the client account-book are required to inform the securities company or other account management institutions, where the client accounts are opened, by two business days before the end date of dissent notification. The account managing institutions, etc. must file an application for the exercise of appraisal right at least one business day before the end date of the period for exercising appraisal right to the Korea Securities Depository (if there are shareholders who directly informed the company of their intent to oppose, account managing institutions may include such shareholders in filing application). Once such application is received, KSD is required to aggregate all applications including those from account managing institutions and request in writing the company to purchase the relevant shares at the end of the period for exercising appraisal rights.

The deadlines for applications through the internet, telephone and visit differ among account managing institutions including securities companies. Filing an application on the last day of application may not be completed before deadline for such reasons as early closing per method of filing, increased traffic of telephone calls and attending applicants who filed their applications earlier. As such, it is recommended that shareholders complete their application filing at least two business days before the end of the period in which dissenting shareholders can exercise their appraisal rights. For questions about the deadlines set by each securities company, please contact the securities company (The schedule above is subject to change by consultation with relevant authorities.).

If shareholders intend to exercise their appraisal right directly to the company, such a shareholder may inform the company by the end of business hour on July 31, 2023, the last day for exercising appraisal rights.

(4) Period for exercising appraisal rights

•	Scheduled date for the general meeting of shareholders: July 21, 2023

•	Period for the exercise of appraisal right: July 21-31, 2023

In accordance with Article 360-5 of the Commercial Act and Article 165-5 of the FISCMA, shareholders who have informed the company of their intent in writing to oppose the board resolution on share exchange are entitled to request the company to purchase their shares. It is possible to reduce the period for exercising appraisal rights from within 20 days from the date of the resolution at the general meeting of shareholders to within 10 days.

(5)	Location for filing application

If appraisal right is exercised directly to the company	Shareholders registered electronically in the Client Account Book

Woori Investment Bank 182, Geumnam-ro, Dong-gu, Gwangju	Relevant account managing institution (securities company)

4. Impacts from the exercise of appraisal rights on the effect of the Comprehensive Share Exchange Agreement, etc.

N/A

5. Method of financing for share purchase price, scheduled period of payment, method of payment, etc.

The procedure for small-scale share exchange applies to the common shares of Woori Financial Group under Article 360-10 of the Commercial Act. Accordingly, appraisal right is not provided to the shareholders of Woori Financial Group.

The descriptions under following (A)~(E) are about Woori Investment Bank.

A. Method of financing for share purchase price

Woori Investment Bank plans to use reserved funds and utilize customary financing methods when necessary.

B. Scheduled period for payment of share purchase price

Share purchase price will be paid within one month from the date on which the period for exercising appraisal rights ends (scheduled date of payment: August 4, 2023).

C. Method of payment

Woori Investment Bank will transfer the money to the proprietary account or reported account of the relevant shareholder.

D. Precautions regarding share purchase price and exercising appraisal rights

Please be noted that any matters regarding share purchase price and exercising appraisal rights are subject to change if necessary in the course of consultation with shareholders.

If a shareholder of Woori Investment Bank who is dissenting from the Share Exchange exercises its appraisal rights, it falls under an over-the-counter transaction, which will make the capital gains (the transfer price less acquisition price and transfer costs) of the shareholder subject to corporate tax or income tax. Please refer to applicable laws and regulations as the method of paying capital gains taxes and the amount thereof vary depending on individual cases such as shareholder’s shareholding ratio, share price, classification as an individual or corporation, and shareholder’s nationality. If appraisal rights are exercised, it is subject to securities transaction tax equivalent to 0.35% of the transfer price.

E. Disposal of the shares of Woori Financial Group allocated to the treasury shares acquired as a result of exercising appraisal rights by Woori Investment Bank

Woori Financial Group will also allot new shares of Woori Financial Group to the treasury shares (those to be acquired as a result of exercising appraisal right by the shareholders of Woori Investment Bank and those held by Woori Investment Bank as of the date preceding the filing date of SRS) which Woori Investment Bank holds as of the date of share exchange in proportion to the exchange ratio. Of the new shares of Woori Financial Group allocated to the treasury shares it holds as of the date of share exchange, Woori Investment Bank must dispose of (i) the shares of Woori Financial Group that are allocated to its treasury shares above acquired as a result of exercise of the appraisal rights by Woori Investment Bank’s shareholders within three years from the date of acquisition (August 8, 2023, which is the date of share exchange) in accordance with Article 62-2(1) of the FHCA and (ii) the shares of Woori Financial Group allocated to the treasury shares held by Woori Investment Bank as of the date preceding the filing date of SRS within six month from the acquisition date (August 8, 2023, which is the date of share exchange) in accordance with Article 342-(2) of the Commercial Act. Such a disposal of shares may affect the price of shares of Woori Financial Group.

6. Cases where appraisal rights are not acknowledged or restricted

In accordance with Article 165-5(1) of the FISCMA and Article 176-7(2) of the Enforcement Order of the same Act, appraisal right is provided only to such shares that are proved to have been acquired before the date of board resolution on executing the share exchange agreement by Woori Investment Bank or, for the period that ends on the on the next business day (May 30, 2023) of the date on which board resolution is disclosed (May 26, 2023), to such shares that are proved to have been the subject of (i) conclusion of a sales agreement for the relevant shares; (ii) termination of a contract for loan for consumption of the relevant shares; (iii) other legal acts related to the acquisition of the relevant shares and have been held until the date of exercise of appraisal right inclusive of the record date to determine the shareholders eligible for exercising an appraisal right (June 5, 2025) above. Appraisal right is canceled for such shares that are re-purchased after their sell-off during the same period. It is impossible to revoke or cancel appraisal right once it is exercised.

In accordance with Article 360-5 of the Commercial Act, Article 165-5 of the FISCMA and Article 62-2 of the FHCA, shareholders listed on the register of shareholders of Woori Investment Bank as of the record date for closing the register of shareholders (June 5, 2023) must inform in writing Woori Investment Bank of their dissent to the board resolution on the approval of the Share Exchange by July 20, 2023, which is the date preceding the date of general meeting of shareholders of Woori Investment Bank (July 21, 2023) (In accordance with Article 165-5 of the FISCMA, appraisal right is provided only to such shares that are proved to have been acquired before the date of board resolution on executing the share exchange agreement by Woori Investment Bank or, for the period that ends on the next business day (May 30, 2023) of the date on which board resolution is disclosed (May 26, 2023), to such shares that are proved to have been the subject of (i) conclusion of a sales agreement for the relevant shares; (ii) termination of a contract for loan for consumption of the relevant shares; or (iii) other legal acts related to the acquisition of the relevant shares and have been held until the date of exercise of appraisal right inclusive of the record date for closing the register of shareholders (June 5, 2023) above).

In addition, in the case where any of the events referred to in VI. Investment Risk Factors 1. Risk Factors related to the Conditions for the Successful Share Exchange occur thereby suspending the procedures for the Share Exchange (e.g., terminating the share exchange agreement), the exercise of appraisal rights will also lose its effect. Accordingly, Woori Investment Bank shall not purchase any shares over which appraisal rights are exercised.

VIII. INTERESTS BETWEEN PARTICIPATING COMPANIES, ETC.

1. Relationship with the participating company

A. Relationship as an affiliate or subsidiary, etc.

The participating company to the Share Exchange belongs to Woori Financial Group. Woori Investment Bank is a subsidiary of Woori Financial Group and 58.70% of its issued and outstanding shares is held by Woori Financial Group as of the date preceding the filing date of this SRS.

(1)	Name of the Group: Woori Financial Group

(2)	Companies belonging to Woori Group

Classification	Company name	Listed or not	Taxpayer Registration No. (Company Registration No.)	Controlling company
Holding company (1)	Woori Financial Group Inc.	Listed	398-87-01116	—
Subsidiary (15)	Woori Bank Co., Ltd.	Unlisted	201-81-02819	Woori Financial Group Inc.
	Woori Card Co., Ltd.	Unlisted	101-86-79070
	Woori Financial Capital Co., Ltd.	Unlisted	306-81-18407
	Woori Investment Bank Co., Ltd.	Listed	408-81-00426
	Woori Asset Trust, Ltd.	Unlisted	107-81-85459
	Woori Asset Management Corp.	Unlisted	107-81-87383
	Woori Savings Bank Co., Ltd.	Unlisted	301-81-00601
	Woori Financial F&I Co., Ltd.	Unlisted	659-81-02570
	Woori Venture Partners Co., Ltd.	Listed	220-87-68075
	Woori Credit Information Co., Ltd.	Unlisted	202-81-52516
	Woori Fund Services Co., Ltd.	Unlisted	107-87-50651
	Woori Private Equity Asset Management Co., Ltd.	Unlisted	101-86-19238
	Woori Global Asset Management Co., Ltd.	Unlisted	107-81-93283
	Woori FIS Co., Ltd.	Unlisted	211-81-47962
	Woori Financial Research Institute Co., Ltd.	Unlisted	104-86-46001

Classification	Company name	Listed or not	Taxpayer Registration No. (Company Registration No.)	Controlling company
Sub-subsidiary (17)	Korea BTL Infrastructure Fund	Unlisted	107-86-79006	Woori Bank Co., Ltd.
	Woori America Bank	Unlisted	Overseas local entity
	Woori Bank China Limited	Unlisted	Overseas local entity
	PT Bank Woori Saudara Indonesia	Listed	Overseas local entity
	AO Woori Bank	Unlisted	Overseas local entity
	Banco Woori Bank do Brazil S.A.	Unlisted	Overseas local entity
	Woori Global Markets Asia Limited	Unlisted	Overseas local entity
	Woori Bank Vietnam Limited	Unlisted	Overseas local entity
	Woori Wealth Development Bank	Unlisted	Overseas local entity
	Woori Finance Myanmar	Unlisted	Overseas local entity
	Woori Bank Cambodia PLC.	Unlisted	Overseas local entity
	Woori Bank Europe Gmbh	Unlisted	Overseas local entity
	PT Woori Finance Indonesia Tbk	Listed	Overseas local entity
	Tutu Finance-WCI Myanmar	Unlisted	Overseas local entity	Woori Card Co., Ltd.
	Aarden Woori Apparel No.1 Private Investment Partnership	Unlisted	110113-0029868	Woori Private Equity Asset Management
	Woori Dino No.1 Private Investment Partnership	Unlisted	110113-0032449
	Green ESG Growth No.1 Private Investment Partnership	Unlisted	110113-0032952

(Note 1) Subsidiaries, etc. under the FHCA as of the end of March 2023

B. Organizational diagram showing the relation of control, subordination and investment among affiliates

(Source: 2022 Business Report of Woori Financial Group)

Note) Woori Financial Group Inc. acquired 52% share of Woori Venture Partners in the first quarter of 2023, thus additionally including it as a subsidiary.

C. Concurrent positions among officers

(1)	Status of concurrent positions among participating companies

N/A

(2)	Status of concurrent positions of officers among affiliates

(Record date: June 5, 2023)

Name	Relevant Company	Position	Date of Appointment	Full-time/Part-time
Chan-Hyung Chung	Woori Bank	External Director	Jan. 11, 2019	Part-time
Won-Duk Lee	Woori Bank	CEO	Mar. 25, 2022	Full-time
Sung-Wook Lee	Woori Investment Bank	Other Non-Executive Director	Mar. 22, 2021	Part-time
Il-Jin Ok	Woori Bank	Executive Assistant Vice President	Feb. 25, 2022	Full-time
Gun-Ho Kim	Woori Financial Research Institute	Auditor	Mar. 22, 2022	Part-time
Jang-Geun Park	Woori Bank	Executive Assistant Vice President	Mar. 7, 2023	Full-time
Jung-Soo Lee	Woori Credit Information	Auditor	Dec. 31, 2020	Part-time
Yoon-Sung Tak	Woori Global Asset Management	Other Non-Executive Director	Jan. 26, 2021	Part-time
Chung-Rak Jeong	Woori Asset Management	Other Non-Executive Director	Apr. 18, 2022	Part-time
Ki-Hyun Yang	Woori Global Asset Management	Auditor	Jan. 26, 2021	Part-time
Yeon-Ho Park	Woori Global Asset Management	Other Non-Executive Director	Aug. 1, 2022	Part-time
Sung-Yeok Oh	Woori FIS	Auditor	Dec. 29, 2022	Part-time

2. Transactions between participating companies

A. In the case of investment

(Unit: share, million won, %)

Investing Company	Invested Company	Month & Year of Acquisition	Number of acquired shares	Shareholding ratio after acquisition
Woori Financial Group	Woori Investment Bank	2019.06 Note 1)	403,441,538	59.83
		2020.11	110,120,411	-1.09
		Sum	513,561,949	58.74

(Note 1) Including the shares held by specially-related persons

B. Guarantee for obligations and credit extension: N/A

C. Collateral provision: N/A

D. Purchase & Sales transaction: N/A

E. Trade receivables, trade payables, account payables, account receivables: N/A

3. Transactions with main shareholders of the participating company

N/A

4. Other matters regarding mutual relations including competition on business or complementary relations, etc.

N/A

IX. OTHER MATTERS NECESSARY FOR INVESTOR PROTECTION

1. History of merger or business transfer

Woori Bank Co., Ltd., Woori FIS Co., Ltd., Woori Financial Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. jointly founded Woori Financial Group Inc. by means of comprehensive transfer of shares on January 11, 2019. The status of the company that became the fully owning parent company and those that became fully owned subsidiaries are as follows:

Company that became the fully owning parent company

Woori Financial Group Inc.	Location	51 Sogong-ro, Jung-gu Seoul
	Representative Director	Tae-Seng Son
	Type of Corporation	KOSPI listed corporation

Companies that became the fully owned subsidiaries

Woori Bank Co., Ltd.	Location	51 Sogong-ro, Jung-gu Seoul
	Representative Director	Tae-Seung Son
	Type of Corporation	KOSPI listed corporation
Woori FIS Co., Ltd.	Location	17 Worldcup-north-ro 60gil, Mapo-gu Seoul
	Representative Director	Dong-Yeon Lee
	Type of Corporation	Other type of corporation (Unlisted corporation)
Woori Financial Research Institute Co., Ltd.	Location	110 Huam-ro, Jung-gu Seoul
	Representative Director	Kwang-Hae, Choi
	Type of Corporation	Other type of corporation (Unlisted corporation)
Woori Credit Information Co., Ltd.	Location	15 Eulji-ro 11gil, Jung-gu Seoul
	Representative Director	Hong-Hee Kim
	Type of Corporation	Other type of corporation (Unlisted corporation)
Woori Fund Services Co., Ltd.	Location	17 Worldcup-north-ro 60gil, Mapo-gu Seoul
	Representative Director	Hyeong-Min Park
	Type of Corporation	Other type of corporation (Unlisted corporation)
Woori Private Equity Asset Management Co., Ltd.	Location	136 Sejong Dae-ro, Jung-gu Seoul
	Representative Director	Kyung-Woo Kim
	Type of Corporation	Other type of corporation (Unlisted corporation)

For detailed information on the comprehensive transfer of shares above, please see the Material Fact Report (comprehensive share exchange and transfer) and the SRS (comprehensive share exchange and transfer) on November 26, 2018.

The history of mergers and other important events regarding the Company is as follows:

A. Woori Asset Management Corp. included as a subsidiary

The Company included Tongyang Asset Management Co., Ltd. as its subsidiary by acquiring 73% of the outstanding shares of Tongyang Asset Management Co., Ltd. on August 1, 2019. The name of the relevant company was changed to Woori Asset Management Corp.

B. Woori Global Asset Management Co., Ltd. included as a subsidiary

The Company included ABL Global Asset Management Co., Ltd. as its subsidiary by acquiring 100% of the outstanding shares of Tongyang Asset Management Co., Ltd. on December 6, 2019. The name of the relevant company was changed to Woori Global Asset Management Co., Ltd.

C. Woori Card Co., Ltd./Woori Investment Bank Co., Ltd. included as a subsidiary

In order to convert Woori Investment Company Co., Ltd., a sub-subsidiary of the Company, to a subsidiary, the Company entered into an SPA on June 21, 2019 after a board resolution, under which it purchased 403,404,538 shares of Woori Investment Bank Co., Ltd. (shareholding ratio: 59.83%). The transaction was completed on September 10, 2019 and Woori Investment Bank Co., Ltd. became a subsidiary of the Company.

The Company also entered into the Comprehensive Share Exchange Agreement with Woori Card Co., Ltd. on July 3, 2019 after a board resolution on June 21, 2019 with a view to convert Woori Card Co., Ltd., a sub-subsidiary, into a subsidiary. Procedures for small-scale (grants) share exchange were taken. The procedures for share exchange were completed on September 10, 2019 after a board resolution on September 3, 2019 and Woori Card Co., Ltd. became a fully owned subsidiary of the Company.

D. Woori Asset Trust, Ltd. included as a subsidiary

The Company included Kukje Asset Trust Co., Ltd. as its subsidiary by acquiring 51.0% (67.2% in terms of voting rights) of the outstanding shares of Kukje Asset Trust Co., Ltd. on December 30, 2019. The name of the relevant company was changed to Woori Asset Trust, Ltd.

E. Woori Financial Capital included as a subsidiary

The Company included Aju Capital as a subsidiary on December 10, 2020 by acquiring 74.0% of its shares and also included Aju Savings Bank Co., Ltd., owned by Aju Capital, as a sub-subsidiary. The name of the relevant company were changed to Woori Financial Capital and Woori Savings Bank Co., Ltd.), respectively.

F. Woori Savings Bank Co., Ltd. included as a subsidiary

The Company acquired from Woori Financial Capital Co., Ltd. 100% of the shares of Woori Savings Bank Co., Ltd. and thus included Woori Financial Capital Co., Ltd as a subsidiary which had previously been a sub-subsidiary of the Company.

G. Turning Woori Financial Capital Co., Ltd. into a wholly owned subsidiary

The Company acquired from Aju Corporation 12.9% of the shares of Woori Financial Capital Co., Ltd, one of its subsidiaries, on April 15, 2012 and 3.6% of Woori Financial Capital’s treasury shares on May 24, 2021 to include it as a wholly owned subsidiary. Furthermore, the Company provided the shareholders of Woori Financial Capital Co., Ltd., except the shareholders of the Company, with 5,792,866 new shares of the Company through comprehensive (small-scale) share exchange on August 10, 2021 and acquired the remaining shares of Woori Financial Capital Co., Ltd., thereby including Woori Financial Capital Co., Ltd. as a wholly owned subsidiary.

H. Incorporation of Woori Financial F&I

On January 7, 2022, the Company incorporated and included as a subsidiary Woori Financial F&I (at a shareholding percentage of 100% and with a share subscription price of KRW 200 billion), a company specialized in investing in non-performing claims and companies subject to restructuring.

I. Woori Venture Partners Co., Ltd. included as a subsidiary

The Company acquired 61.09% of the shares of DAOL Investment Co., Ltd. (52.00% by Woori Financial Group and 9.09% by Woori Asset Management) on March 3, 2023 and included it as a subsidiary. The name of the relevant company was changed to Woori Venture Partners Co., Ltd.

2. Ownership by large shareholders

A. Major shareholders’ ownership changes before and after the share exchange

Classification	Before Exchange		After Exchange
	Woori Financial Group	Woori Investment Bank	Woori Financial Group	Woori Investment Bank
Name of the largest shareholder	Woori Financial Group’s employees share ownership association	Woori Financial Group	Woori Financial Group’s employees share ownership association	Woori Financial Group
Number of the shareholding of the largest shareholder	67,750,724 shares	513,259,789 shares	67,750,724 shares	874,203,406 shares
Shareholding ratio of the largest shareholder	9.31%	58.70%	9.03%	100.00%

(Note 1) The shares of Woori Financial Group and Woori Investment Bank before and after the share exchange are all registered common shares.

(Note 2) The shareholding ratio of the largest shareholder of both companies before and after the share exchange was calculated based on the most recent disclosure documents as of the date of filing of this SRS.

(Note 3) The shareholding ratios above are calculated on the assumption that the largest shareholder and specially related persons of Woori Financial Group do not hold any shares of Woori Investment Bank, and the actual shareholding after the share exchange may differ from the above.

B. Plan to transfer large shareholder’s ownership after share exchange

The largest shareholder of Woori Financial Group is the employees share ownership association of Woori Financial Group, and its stake (ratio) is 67,750,724 shares or 9.31% (or 40,966,002 shares or 5.63% excluding shares held by the employees share ownership association of Woori Bank which is in a special relationship) as of the business day immediately preceding the filing date of this SRS. Please see “Section 2. Ownership by large shareholders - A. Major shareholders’ ownership changes before and after the share exchange” for more detail.

The FSC announced in a statement dated June 24, 2019 that the Korea Deposit Insurance Corporation would sell 18.3%, the remaining position it held in Woori Financial Group within three years.

The Public Fund Oversight Committee (the “Committee”) has sought to sell the shares of Woori Financial Group in accordance with the principle of privatization prescribed in laws and regulations. The Committee provided the ground for privatization by selling off the oligopolistic shareholders in November 2016. It also recovered performing public funds and laid the ground for a governance centering on oligopolistic shareholders. With all that, the Committee is viewed to have achieved some results in establishing the principle of privatization.

However, with Korea Deposit Insurance Corporation still remaining as the largest shareholder of the Woori Financial Group, there still existed concerns about (a) market uncertainty regarding the timing for selling remaining shares and (b) the possibility of delay in a complete privatization. As such, the Committee made it clear that it would collect public funds and complete privatization as soon as possible with an aim of prompt and complete sale of remaining shares.

The plan for transferring shareholdings of major shareholders above is detailed in the FSC-Press Release-Regarding The Korea Deposit Insurance Corporation(11170) [Press Release 20190624_Plan for Disposal of Woori Financial Group_Final].

The said plan was postponed due to the economic fallout from COVID-19 outbreaks that began in late 2019. However, the Korea Deposit Insurance Corporation sold off 14,445,354 shares from its shareholdings in Woori Financial Group in April 2021 through off-hours block trading. In accordance with the plan mentioned above, the Korea Deposit Insurance Corporation executed the sale of a 9.3% share in Woori Financial Group in December 2021 and the employees share ownership association of Woori Financial Group became the new majority shareholder of Woori Financial Group as a result. Subsequently, in February 2022, the Korea Deposit Insurance Corporation further sold approximately a 2.2% share in Woori Financial Group via after-hours block trading. It reduced its ownership below the 5% threshold, resulting in the loss of its position as the largest shareholder.

There is no scheduled plan to transfer major shareholder’s ownership as of the date preceding the filing date of this SRS. However, investors should note that members of the Employees Share Ownership Association of Woori Financial Group, the new largest shareholder, may sell their shares of Woori Financial Group at their discretion.

C. Restrictions on self-off of large shareholder’s ownership after share exchange and its grounds

N/A

3. Company’s Equity Change After the Share Exchange

Classification	Type	Before Exchange	After Exchange
Authorized shares	Common shares	4,000,000,000	4,000,000,000
Issued shares	Common shares	728,060,549	750,602,014
Paid-in Capital	—	3,640,303	3,753,010
Capital reserve	—	10,909,281	11,064,638

(Note 1) The figures before exchange are based on the separate financial statements for 1Q of 2023.

(Note 2) The total amount of Woori Financial Group’s capital reserves after exchange is subject to change pursuant to applicable laws and regulations and the K-IFRS. Woori Financial group shall apply the closing price of the date before the share exchange date as the issuing price of the shares being newly issued.

(Note 3) The number of issued shares and common share capital after exchange are calculated taking into account the new shares (22,541,465 shares) to be issued as a result of the exchange.

4. Management policy and composition of officers

Directors and auditors who assumed their responsibilities before share exchange will continue to hold office despite Article 360-13 of the Commercial Act. There will not be any officers who will be appointed as a result of the Share Exchange.

There are no other changes in relation to the important management policy, composition of officers, etc. in the future as a result of this transactions.

5. Business plan

Woori Financial Group Inc. and Woori Investment Bank, which is going to become a fully owned subsidiary, will continue their current main businesses. There are no plans materialized enough for a disclosure as of the filing date of this SRS in terms of developing, modifying or closing businesses. The Company will make a public announcement each time any decision is made in that regard in compliance with applicable laws and regulations. For other detailed information on restructuring of the Company, please see ‘Part 1 / I. Basic Matters of Comprehensive Share Exchange and Transfer / 1. Purpose of share exchange / C. Plans regarding restructuring of the company’.

6. Balance Sheet After the Comprehensive Share Exchange, Etc.

[Woori Financial Group]

(Unit: KRW million)

Classification	Before Exchange	After Exchange	Increase/Decrease
I. Assets
1. Cash and cash equivalents	1,460,900	1,460,900	—
2. Financial assets at fair value through profit or loss	—	—	—
3. Financial assets at fair value through other comprehensive income	325,083	325,083	—
4. Financial assets at amortized cost and other financial assets	2,269,569	2,269,569	—
5. Investments in subsidiaries	22,786,881	23,054,945	268,064
6. Tangible assets	10,420	10,420	—
7. Intangible assets	4,845	4,845	—
8. Net defined benefit assets	2,471	2,471	—
9. Current corporate tax assets	730	730	—
10. Deferred corporate tax assets	9,843	9,843	—
11. Other assets	517	517	—
Total Assets	26,871,259	27,139,323	268,064
II. Liabilities
1. Financial Liabilities Measured at Fair Value through Profit or Loss	—	—	—
2. Issued bonds	1,447,912	1,447,912	—
3. Provisions	1,253	1,253	—
4. Current corporate tax liabilities	766,837	766,837	—
5. Other financial liabilities	736,303	736,303	—
6. Other liabilities	2,678	2,678	—
Total Liabilities	2,954,983	2,954,983	—
III. Capital
1. Paid-in Capital	3,640,303	3,753,010	112,707
2. Hybrid capital securities	3,411,501	3,411,501	—
3. Capital surplus	10,909,281	11,064,638	155,357
4. Other capital	-18,508	-18,508	—
5. Retained earnings	5,973,699	5,973,699	—
Total Capital	23,916,276	24,184,340	268,064
Total Liabilities and Capital	26,871,259	27,139,323	268,064

(Note 1) The financial statements before share exchange represent the figures appearing in the separate financial statements for 1Q of 2023.

(Note 2) The financial statements after share exchange considered only the increased portion of the shares of Woori Investment Bank, which Woori Financial Group came to own as a result of share exchange. The statements do not reflect the portions that cannot be predicted presently.

(Note 3) Above statements are compiled roughly and may differ from actual financial statements made in accordance with the business accounting standards after share exchange.

[Woori Investment Bank]

(Unit: KRW million)

Item	Before Exchange	After Exchange	Increase/Decrease
Cash and Cash Equivalents	344,137	344,137	—
Financial Assets Measured at Fair Value through Profit or Loss	2,245,596	2,245,596	—
Financial Assets Measured at Amortized Cost	3,042,437	3,042,437	—
CMA Assets	116,817	116,817	—
Investment in Affiliates	3,896	3,896	—
Investment Property	5,326	5,326	—
Tangible Assets	6,343	6,343	—
Intangible Assets	10,440	10,440	—
Net Defined Benefit Assets	363	363	—
Other Assets	2,604	2,604	—
Current Tax Assets	2,201	2,201	—
Deferred Tax Assets	20,367	20,367	—
Total Assets	5,800,527	5,800,527	—
2. Liabilities
Financial Liabilities Measured at Fair Value through Profit or Loss	105,848	105,848	—
Depository Liabilities	3,885,585	3,885,585	—
Borrowings	897,200	897,200	—
Provisions	1,445	1,445	—
Net Defined Benefit Liabilities	—	—	—
Other Financial Liabilities	223,449	223,449	—
Current Tax Liabilities	8,860	8,860	—
Other Liabilities	14,948	14,948	—
Total Liabilities	5,137,335	5,137,335	—
3. Shareholders’ Equity
Share Capital	437,102	437,102	—
Other Paid-in Capital	19,066	19,066	—
Other Capital Components	-1,769	-1,769	—
Retained Earnings	208,793	208,793	—
Total Shareholders’ Equity	663,192	663,192	—
Total Liabilities and Shareholders’ Equity	5,800,527	5,800,527	—

(Note 1) The financial statements before share exchange represent the figures appearing in the financial statements for 1Q of 2023.

(Note 2) The financial statements after share exchange do not reflect the result from the exercise of appraisal rights which is hard to predict presently.

(Note 3) Above statements are compiled roughly and may differ from actual financial statements made in accordance with the business accounting standards after share exchange.

7. Existence of Put Back Options regarding share exchange

N/A

8. Other matters required for making investment decisions

A. Conditions for completion of share exchange

The share exchange agreement (the “Share Exchange Agreement”) dated June 1, 2023 entered into for the purpose of a comprehensive exchange of shares between Woori Financial Group and Woori Investment Bank takes effect upon its execution. In any of the following cases, however, the agreement will lose its effect retroactively without requiring any actions by the parties or will be modified or terminated by mutual consent in writing between the parties.

(1) Reasons for the share exchange agreement to become invalid

If the agenda of approval of the Share Exchange Agreement is rejected at the board meeting substituting general meeting of shareholders of Woori Financial Group or at the extraordinary meeting of shareholders of Woori Investment Bank, the Share Exchange Agreement will lose its effect without any actions by the parties to the agreement, in which case the comprehensive share exchange becomes abortive.

(2) Reasons for amendment/cancellation, etc. of the share exchange agreement

If any of the following events happens in relation to the Share Exchange Agreement, the agreement may be modified or terminated:

Article 11 (Amendment and Cancellation of the Agreement)

(1) In cases where any matter related to a provision herein shall be in violation of the relevant statutes or accounting standards from the execution date hereof to the date of share exchange, the Parties may amend the Agreement in compliance with such relevant statutes or accounting standards by written agreement, and the rights to agree on such change shall be delegated to the Representative Director of each Party.

(2) In cases where any of the following occurs from the execution date hereof to the date of share exchange, the Parties may cancel or amend the Agreement by written agreement:

1. In cases where a holder of shares equivalent to at least 20 percent of the total number of issued and outstanding shares of Woori Financial Group Inc. notifies in writing of his/her intent to oppose to the Share Exchange under Article 360-10(5) of the Commercial Act and Article 62-2(2) the FHCA;

2. In cases of a natural disaster, or a significant change in the property or management status of Woori Financial Group Inc. or Woori Investment Bank; and/or

3. In cases where a reason for not being able to continue the Agreement arises, such as an irreversible violation of the statutes or an unfair share exchange ratio resulting from the Share Exchange.

(3) The Parties may enter into a separate agreement on the matters that require further agreement for the Share Exchange, and such separate agreement shall be considered as part of the Agreement.

(4) In cases of any changes in the matters related to the condition of the Share Exchange, such as a share exchange ratio, the Parties shall execute an agreement confirming such changes, and such agreement shall be considered as part of the Agreement.

(5) In cases where the Agreement is cancelled or amended under this Article, or becomes null and void under Article 10, the Parties as well as their shareholders, executives, employees, agents, and other representatives shall not be held liable against the other Party in relation to any provisions hereunder or the Share Exchange.

(6) In case where the Agreement is cancelled under this Article, the Agreement shall become null and void; provided, however, that terms specified in Articles 11, 12, 13, 15 and 16 hereof shall survive such cancellation.

B. Public notice, etc. of share exchange agreement

In accordance with Article 360-4(1) and Article 360-10(6) of the Commercial Act and Article 62-2(2) of the FHCA, Woori Financial Group will maintain following documents at its main office from the date of public notice of small-scale share exchange until the lapse of six months from the date of share exchange. In the case of Woori Investment Bank the period shall be from the date seven days before a special meeting of shareholders convened for approval for comprehensive share exchange until the lapse of six months from the date of share exchange.

(1)	Share Exchange Agreement

(2)	Document stating the reasons for the allocation of shares to the shareholders of the company that becomes a fully owned subsidiary

(3)

Final financial statements and income statements of each company involved in the share exchange prepared within six months prior to the date of public notice of small-scale and/or comprehensive share exchange

C. Taxation as a result of share exchange

(1)	Taxation as a result of comprehensive exchange of shares

The corporate tax or income tax on the capital gains (the transfer price less acquisition price and transfer costs) for the shareholders of Woori Investment Bank may be deferred pursuant to Article 38 of the Restriction of Special Taxation Act. Please refer to applicable laws and regulations as the method of paying capital gains taxes and the amount thereof vary depending on individual cases such as shareholder’s shareholding ratio, share price, classification as an individual or corporation, and shareholder’s nationality. Meanwhile, the Share Exchange transaction is subject to the securities transaction tax equivalent to 0.35% of the transfer price. However, the securities transaction tax (0.35% of the transfer price) may be exempted if the procedures under the relevant laws and regulations are followed.

(2)	Taxation as a result of exercising appraisal rights

If any shareholder of Woori Investment Bank dissenting from the Share Exchange exercises appraisal rights, the transaction will come under an over-the-counter transaction, in which case the capital gains (the transfer price less acquisition price and transfer costs) for the shareholders of Woori Investment Bank may be subject to corporate tax or income tax. Please refer to applicable laws and regulations since the method of paying capital gains taxes and the amount thereof vary depending on individual cases such as shareholder’s shareholding ratio, share price, classification as an individual or corporation, and shareholder’s nationality. If appraisal rights are exercised, it is subject to securities transaction tax equivalent to 0.35% of the transfer price.

D. Disclosure and delivery of the Offering Circular

(1)	Public notice of the Offering Circular

The Company will make a public notice on the homepage of FSS (http://dart.fss.or.kr) on the date when these Securities Registration Statements take effect by the FSC pursuant to Article 123 of the FISCMA. The Company will also make it available for public inspection at the main office of Woori Financial Group, the FSC and the Korea Exchange so that its shareholders may access the offering circular.

(2)	Delivery of Offering Circular

Any shareholder of Woori Investment Bank receiving registered common shares of the Company as a result of the Share Exchange (excluding such persons as the professional investors defined in Article 9(5) of the FISCMA and are exempt from issuing an offering circular under Article 132 of the Enforcement Order of the same Act) must receive an offering circular before they acquire registered common shares under Article 124(1) of the FISCMA.

(1) Shareholders subject to delivery of offering circulars and the method of delivery

- Shareholders subject to delivery of offering circulars: Shareholders of registered common shares of Woori Investment Bank and listed in the register of shareholders as of the record date for the convention of board of directors’ meeting to decide share exchange

- Method of delivery: Offering circulars will be forwarded by registered mail to the address recorded in the register of shareholders. Electronic documents are also available (only to those who opt for this option)

(2) Other matters

- If any of the shareholders of Woori Investment Bank who are to receive registered common shares of Woori Financial Group as a result of the Share Exchange are unable to receive offering circulars by registered mail or opt to receive them in an electronic form, they should inform their intent to receive offering circulars in an electronic form pursuant to Article 385 of the Enforcement Decree of the FISCMA and may refuse to receive offering circulars by informing the company of their intent as such in writing.

- For such shareholders who have not received offering circulars from the Company due to such reasons as returned mail or those who have not informed the Company of their intent to receive offering circulars in an electronic form or refuse to receive them, the Company has made it available the offering circulars at its main office, the FSC and the Korea Exchange and posted at the FSS DART homepage (http://dart.fss.or.kr) for a public inspection.

- For any other detailed information about the delivery of offering circulars, please contact the Company or Woori Investment Bank.